630

08002258

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME Silverwing Energy Inc

*CURRENT ADDRESS Eau Claire Place II
521 Third Avenue S.W.
Calgary, Alberta T2P 3T3
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 06 2008
THOMSON REUTERS

ILE NO. 82- 35790 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| F 14A (PROXY) | ☐ | | |

OICF/BY: ERS

DAT : 5/2/08

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Silverwing Energy Inc. announces solid growth in reserves and production

/NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/



CALGARY, Jan. 22 /CNW/ - Silverwing Energy Inc. ("Silverwing") (TSX:SVW) is pleased to provide an update on its oil and natural gas reserves for the first nine months of 2006 and a 2006 exit production update as follows:

Production Update

Silverwing is pleased to report its exit production rate for 2006 estimated at approximately 1,150 boe/d, with 75% of production coming from Silverwing's operated properties at Prespatou, Northeast British Columbia.

Oleh Wowkodaw, Silverwing's President and CEO commented, "2006 has been a year of significant change for Silverwing. At the end of 2005 we exited with a production base that was approximately 70% non-operated and averaged 405 boe/d in the last quarter. In contrast to this, we exited 2006 with a substantial increase in our daily production rate, currently estimated at approximately 1,150 boe/d at the end of December and mostly from operated properties at Prespatou, Northeast British Columbia. We are very pleased with these results and expect to further increase our production in 2007 from our two core projects Prespatou, British Columbia, and Tomahawk, Central Alberta, where Silverwing has operational control."

Reserve Update

The Company's reserves were reviewed for the nine months ended September 30, 2006 by GLJ Petroleum Consultants ("GLJ") in accordance with the rules provided by National Instrument 51-101.

Highlights:

Total proved reserves
<<

- Total proved reserves increased 80 percent from 1,163 Mboe at December 31, 2005 to 2,090 Mboe at September 30, 2006;
- Proved plus probable reserves increased 103 percent from 1,561 Mboe at year-end 2005 to 3,171 Mboe as at September 30, 2006;
- Reserves Life Index ("RLI") is 7.5 years based on proved plus probable reserves, as stated in the GLJ Reserves Report of Sept. 30, 2006.
- Net present value of proved plus probable reserves (using forecast pricing and discounted at 10 percent) before tax at September 30, 2006, totalled $45.3 million, an increase of 62% from December 31, 2005 ($28.0 million) and an increase of 36% from March 31, 2006 ($33.2 million).

Oil and Gas Reserves

The following table provides summary information presented in the GLJ reserves update effective September 30, 2006 and is based on the GLJ forecast prices. Some of the information contained herein summarizes certain information contained in the GLJ reserves update effective September 30, 2006. The Silverwing crude oil, natural gas liquids and natural gas volumes provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. The actual crude oil, natural gas liquids and natural gas volumes eventually recovered may be greater than or less than the reserves estimates provided herein.

| | Crude Oil | | NGL's | |
|---|---|---|---|---|
| | WI Mbbls | Net Mbbls | WI Mbbls | Net Mbbls |
| Proved | | | | |
| Producing | 25 | 20 | 27 | 20 |
| Non-producing | 3 | 2 | 66 | 51 |
| Undeveloped | 0 | 0 | 5 | 4 |
| Total proved | 27 | 22 | 98 | 76 |
| Probable | 11 | 9 | 56 | 43 |
| Total proved and probable | 38 | 31 | 154 | 119 |

| | Natural Gas | | Barrels of Oil Equivalent | |
|---|---|---|---|---|
| | WI MMcf | Net MMcf | WI Mbbls | Net Mbbls |
| Proved | | | | |
| Producing | 6,013 | 5,205 | 1,054 | 908 |
| Non-producing | 4,502 | 3,612 | 819 | 656 |
| Undeveloped | 1,249 | 1,127 | 213 | 192 |
| Total proved | 11,764 | 9,943 | 2,086 | 1,755 |
| Probable | 6,085 | 5,148 | 1,081 | 910 |
| Total proved and probable | 17,849 | 15,092 | 3,168 | 2,665 |

Notes:

(1) WI means, Silverwing's working interest (operating and non-operating) share before deduction of royalties and excluding any royalty interest of the Company.

(2) Net reserves means, Silverwing's working interest (operated and non-operated) share after deduction of royalty's obligations, plus Silverwing's royalty interest in reserves.

(3) A barrel of oil equivalent (boe) is derived by converting natural gas to oil in the ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent. A boe conversion may be misleading, particularly if used in isolation, as it is based on an energy equivalency conversion method primarily applicable at the burner tip and may not represent a value equivalency at the wellhead.

(4) May not add due to rounding.

Reserves Values

The before tax estimated future net revenues associated with Silverwing's reserves effective September 30, 2006 and based on GLJ's forecast prices are summarized in the following table:

Forecast Prices - Net Present Value (Before Income Taxes)

| | Undiscounted | Discounted | |
|---|---|---|---|
| ($M) | 0% | 5% | 10% |

| | | | |
|---|---|---|---|
| Proved | | | |
| Developed producing | 23,847 | 20,670 | 18,288 |
| Developed non-producing | 18,365 | 15,965 | 14,141 |
| Undeveloped | 3,734 | 2,570 | 1,768 |
| Total proved | 45,946 | 39,205 | 34,197 |
| Probable | 20,784 | 14,899 | 11,098 |
| Total proved plus probable | 66,730 | 54,103 | 45,295 |

Notes:
(1) The estimated future net revenues include the Alberta Royalty Tax Credit.
(2) May not add due to rounding.

GLJ used the following price assumptions in the forecast reserves pricing and costs case as released by GLJ effective October 2006:

| | Oil Price | | Natural Gas Price | | |
|---|---|---|---|---|---|
| | WTI Cushing $US/bbl | Edmonton D2S2 $CDN/bbl | Westcoast Station 2 Spot(a) $/mmbtu | Inflation %/year | Exchange Rate $US/Cdn |
| 2006 Q4 | 63.00 | 69.75 | 5.50 | 2.0 | 0.89 |
| 2006 full year | 67.00 | 74.50 | 6.55 | 2.3 | 0.89 |
| 2007 | 65.00 | 72.00 | 7.50 | 2.0 | 0.89 |
| 2008 | 60.00 | 66.50 | 8.00 | 2.0 | 0.89 |
| 2009 | 55.00 | 60.75 | 7.95 | 2.0 | 0.89 |
| 2010 | 52.00 | 57.50 | 7.55 | 2.0 | 0.89 |
| 2011 | 53.00 | 58.50 | 7.35 | 2.0 | 0.89 |
| 2012 | 54.00 | 59.75 | 7.50 | 2.0 | 0.89 |
| 2013 | 55.25 | 61.00 | 7.65 | 2.0 | 0.89 |
| 2014 | 56.25 | 62.25 | 7.85 | 2.0 | 0.89 |
| 2015 | 57.50 | 63.50 | 8.00 | 2.0 | 0.89 |
| 2016 | 58.50 | 64.75 | 8.20 | 2.0 | 0.89 |
| 2017 | +2.0%/yr | +2.0%/yr | +2.0%/yr | 2.0 | 0.89 |

>>

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Certain statements contained in this document are "forward-looking statements". The projections, estimates and beliefs contained in such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those anticipated in any forward-looking statements. Silverwing believes the expectations reflected in those forward-looking statements are reasonable; however Silverwing cannot provide any assurance that these expectations will prove to be correct.

The TSX has not reviewed and does not accept responsibility for the

adequacy or accuracy of this news release.
%SEDAR: 00023786E

/For further information: Silverwing Energy Inc., Oleh Wowkodaw, President and Chief Executive Officer, (403) 538-5597, (403) 263-5549 (FAX), Email: oleh(at)silverwingenergy.com, or Silverwing Energy Inc., Terry O'Connor, Senior Vice President, Business Development, (403) 538-5593, (403) 263-5549 (FAX), Email: toconnor(at)silverwingenergy.com, or Silverwing Energy Inc., Martin Rude, Vice President, Finance and Chief Financial Officer, (403) 538-5591, (403) 263-5549 (FAX), Email: mrude(at)silverwingenergy.com/
(SVW.)

CO: Silverwing Energy Inc.

CNW 08:00e 22-JAN-07

# EARLY WARNING REPORT
## Pursuant to National Instrument 62-103

**(a) Name and address of offeror:**

Bruce C. Mitchell (the "Offeror")
108 – 42 Antares Drive,
Nepean, Ontario K2E 7Y4

**(b) The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.**

The Offeror acquired ownership and control of an aggregate of 1,198,700 common shares ("Common Shares") in the capital stock of Silverwing Energy Inc., representing approximately 3.55% of the issued and outstanding Common Shares of Silverwing Energy Inc.

**(c) The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:**

4,626,300 Common Shares representing 13.68% of the outstanding Common Shares of Silverwing Energy Inc.

**(d) The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:**

**(i) the offeror, either alone or together with any joint actors, has ownership and control:**

4,626,300 Common Shares representing 13.68% of the outstanding Common Shares of Silverwing Energy Inc.

**(ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:**

Not applicable.

**(iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

Not applicable.

**(e) Market where the transaction or occurrence took place:**

The transaction was completed through the facilities of the Toronto Stock Exchange.

**(f) The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the obligation to file the report, including any future intention to acquire (or dispose of) ownership of, or control over, additional securities of the reporting issuer:**

The acquisition was made for investment purposes. The Offeror may acquire ownership of, or control over, additional securities of the reporting issuer.

**(g) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

Not applicable.

**(h) The names of any joint actors in connection with the disclosure required by this report:**

Not applicable.

**(i) In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and, if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities:** Not applicable.

**Dated the 7th day of February, 2007.**

***(signed)***
***Bruce C. Mitchell***

CAL_LAW\ 1293382\1

SILVERWING ENERGY INC.



Silverwing Energy Inc.
1250, 635 – 8th Avenue SW
Calgary, Alberta T2P 3M3
Phone: (403) 263-5555
Fax: (403) 263-5549

TSX Symbol: "SVW"

February 7, 2007

## Silverwing Initiates Value Maximization Process

Calgary, Alberta – Silverwing Energy Inc. (TSX:SVW) ("Silverwing" or the "Company") announces that its board of directors has resolved to enter into a process to explore strategic alternatives for the maximization of shareholder value. The Company has formed a Special Committee of the board of directors (the "Special Committee") and engaged Westwind Partners Inc. and Orion Securities Inc. as its co-financial advisors (the "Financial Advisors") to assist in the value maximization process.

The Financial Advisors and Special Committee will conduct a process designed to solicit qualified interested parties for transaction proposals that may include the merger, sale or recapitalization of the Company or a sale of certain or all of Silverwing's assets. This process will complement the current process being managed by Sayer Energy Advisors to sell the Company's Birley, British Columbia natural gas property. Silverwing and the Financial Advisors will open a data room containing confidential information and will release a confidential information memorandum, which will provide a current summary of the operational and financial aspects of Silverwing as well as a description of the Company's exploration and development opportunities.

Silverwing is a Calgary, Alberta based junior natural gas and oil exploration and production company with operations concentrated in northeast British Columbia and central Alberta.

For further information, please contact:

Arthur H. Kwan
Vice-President, Investment Banking
Westwind Partners Inc.
Telephone: (403) 268-9159
Email: akwan@westwindpartners.ca

Scott P. Hayduk
Vice-President, Investment Banking
Orion Securities Inc.
Telephone: (403) 218-6666
Email: shayduk@orionsecurities.ca

***The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release***

**VALIANT TRUST COMPANY**
Subsidiary of Canadian Western Bank

February 12, 2007

British Columbia Securities Commission *(via SEDAR)*
Alberta Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*



Dear Sirs,

**Re: Silverwing Energy Inc.**
**CUSIP: 83149P102**
**Annual Meeting of Shareholders**

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Silverwing Energy Inc.

| | |
|---|---|
| Issuer: | Silverwing Energy Inc. |
| Meeting Type: | Annual |
| CUSIP / ISIN: | 83149P102/CA83149P1027 |
| Meeting Date: | May 1, 2007 |
| Record Date of Notice: | March 14, 2007 |
| Record Date of Voting: | March 14, 2007 |
| Beneficial Ownership Determination Date: | March 14, 2007 |
| Class of Securities Entitled to Receive Notice | Common Shares |
| Class of Securities Entitled to Vote: | Common Shares |
| Place: | Calgary, Alberta |

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for Silverwing Energy Inc.

Yours truly,

"Signed"

Bonnie Steedman
Account Manager

cc: Silverwing Energy Inc.
Attn: Martin Rude

**SILVERWING ENERGY INC.**

**Instrument of Proxy**
**For Annual Meeting of Shareholders**

The undersigned shareholder of Silverwing Energy Inc. (the "Corporation") hereby appoints Oleh Wowkodaw, President, Chief Executive Officer and a director of the Corporation, or failing him, Martin Rude, Vice President Finance and Chief Financial Officer of the Corporation, or instead of either of the foregoing, ______________________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual Meeting of the shareholders of the Corporation (the "Meeting"), to be held on May 1, 2007 and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. **FOR** ☐ **or AGAINST** ☐ fixing the number of directors to be elected at the Meeting at six;

2. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the election of directors as specified in the Information Circular - Proxy Statement of the Corporation dated March 27, 2007 (the "Information Circular");

3. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ an ordinary resolution to appoint KPMG LLP as auditors of the Corporation and to authorize the board of directors to fix their remuneration.;

4. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

**This Instrument of Proxy is solicited on behalf of the management of the Corporation. The shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.**

**Each shareholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a shareholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.**

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of ______________, 2007.

______________________________________
(signature of shareholder)

______________________________________
(name of shareholder - please print)

(see over for notes)

NOTES:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporation's Secretary, c/o Valiant Trust Company, Suite 310, 606 – 4 Street SW, Calgary, Alberta, T2P 1T1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

5. If not dated, this proxy shall be deemed to bear the date on which it was mailed to shareholders by the Corporation.

SILVERWING ENERGY INC.

Suite 1250
635 – 8th Avenue SW
Calgary, Alberta
T2P 3M3

Tel: (403) 263-5555
Fax: (403) 263-5549

# SILVERWING ENERGY INC. ANNOUNCES RESERVES UPDATE FOR DECEMBER 31, 2006

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

*For Immediate Release*

CALGARY, ALBERTA--(March 14, 2007) - Silverwing Energy Inc. ("Silverwing") (TSX:SVW) is pleased to provide an update on its oil and natural gas reserves for the twelve months ending December 31, 2006.

The Company's reserves were prepared for the twelve months ended December 31, 2006 by GLJ Petroleum Consultants ("GLJ") in accordance with the rules provided by National Instrument 51-101.

**Highlights:**

- Total company proved reserves increased 69% from 1,163 mboe at December 31, 2005 to 1,960 mboe at December 31, 2006;

- Total company proved plus probable reserves increased 94% from 1,561 mboe at December 31, 2005 to 3,036 mboe at December 31, 2006;

- Reserve life index ("RLI") is 11.4 years based on proved plus probable reserves, as stated in the GLJ report effective December 31, 2006.

- Net present value of proved plus probable reserves (using forecast pricing and discounted at 10%) before tax at December 31, 2006, totalled $45.5 million, an increase of 63% from December 31, 2005 ($28.0 million)

- Net asset value ("NAV") per share is estimated to be $1.18 per basic and fully diluted common share as at December 31, 2006. The calculation is based on the before tax value of proved plus probable reserves, discounted at 10% using GLJ's January 1, 2007 pricing, adding the estimated undeveloped land value of $4.5 million (independently evaluated by GLJ), including $9.9 million net for projects in progress and deducting the 2006 audited year end net debt of $19.8 million.

**Oil and Gas Reserves**

The following table provides summary information presented in the GLJ report effective December 31, 2006 and is based on GLJ forecast prices as at January 1, 2007. Some of the information contained herein summarizes certain information contained in the GLJ reserves update effective December 31, 2006. Silverwing's crude oil, natural gas liquids and natural gas volumes provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. The actual crude oil, natural gas liquids and natural gas volumes eventually recovered may be greater than or less than the reserves estimates provided herein.

| | Crude Oil | | NGL's | |
|---|---|---|---|---|
| | WI mbbls | Net mbbls | WI mbbls | Net mbbls |
| Proved | | | | |
| Producing | - | - | 41 | 32 |
| Non-producing | 28 | 22 | 41 | 31 |
| Undeveloped | - | - | 5 | 4 |
| Total proved | 28 | 22 | 87 | 67 |
| Probable | 11 | 9 | 55 | 39 |
| Total proved and probable | 39 | 31 | 142 | 106 |

| | Natural Gas | | Barrels of Oil Equivalent | |
|---|---|---|---|---|
| | WI mmcf | Net mmcf | WI mboe | Net mboe |
| Proved | | | | |
| Producing | 7,286 | 6,302 | 1,256 | 1082 |
| Non-producing | 2,446 | 2,029 | 476 | 392 |
| Undeveloped | 1,210 | 1,093 | 207 | 186 |
| Total proved | 10,942 | 9,424 | 1,939 | 1,660 |
| Probable | 5,988 | 5,135 | 1,063 | 904 |
| Total proved and probable | 16,930 | 14,559 | 3,002 | 2,564 |

Notes:

(1) WI means Silverwing's working interest (operating and non-operating) share before deduction of royalties and excluding any royalty interest of the Company.

(2) Net reserves means Silverwing's working interest (operated and non-operated) share after deduction of royalty's obligations, plus Silverwing's royalty interest in reserves.

(3) A barrel of oil equivalent (boe) is derived by converting natural gas to oil in the ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent. A boe conversion may be misleading, particularly if used in isolation, as it is based on an energy equivalency conversion method

primarily applicable at the burner tip and may not represent a value equivalency at the wellhead.

(4) May not add due to rounding.

**Reserves Values**

The before tax estimated future net revenues associated with Silverwing's reserves effective December 31, 2006 and based on GLJ's forecast prices are summarized in the following table:

Forecast Prices - Net Present Value (Before Income Taxes)

| ($M) | Undiscounted 0% | Discounted 5% | 10% |
|---|---|---|---|
| Proved | | | |
| Developed producing | 30,676 | 26,474 | 23,376 |
| Developed non-producing | 10,815 | 9,369 | 8,308 |
| Undeveloped | 3,777 | 2,579 | 1,751 |
| Total proved | 45,268 | 38,422 | 33,435 |
| Probable | 22,674 | 16,216 | 12,041 |
| Total proved plus probable | 67,942 | 54,638 | 45,476 |

Notes:

(1) May not add due to rounding.

GLJ used the following price assumptions in the forecast reserves pricing and costs case as released by GLJ effective January 1, 2007:

| | Oil Price | | Natural Gas Price |
|---|---|---|---|
| | WTI Cushing $US/bbl | Edmonton D2S2 $CDN/bbl | Westcoast Station 2 $/mmbtu |
| 2006 (e) | 66.22 | 73.16 | 6.80 |
| 2007 | 62.00 | 70.25 | 7.20 |
| 2008 | 60.00 | 68.00 | 7.45 |
| 2009 | 58.00 | 65.75 | 7.75 |
| 2010 | 57.00 | 64.50 | 7.80 |
| 2011 | 57.00 | 64.50 | 7.85 |
| 2012 | 57.50 | 65.00 | 8.15 |
| 2013 | 58.50 | 66.25 | 8.30 |
| 2014 | 59.75 | 67.75 | 8.50 |
| 2015 | 61.00 | 69.00 | 8.70 |
| 2016 | 62.25 | 70.50 | 8.90 |
| 2017 | 63.50 | 71.75 | 9.10 |
| 2018 | +2.0%/yr | +2.0%/yr | +2.0%/yr |

| | Inflation %/year | Exchange Rate $US/Cdn |
|---|---|---|
| 2006 (e) | 2.1 | 0.88 |
| 2007 | 2.0 | 0.87 |
| 2008 | 2.0 | 0.87 |
| 2009 | 2.0 | 0.87 |
| 2010 | 2.0 | 0.87 |
| 2011 | 2.0 | 0.87 |
| 2012 | 2.0 | 0.87 |
| 2013 | 2.0 | 0.87 |
| 2014 | 2.0 | 0.87 |
| 2015 | 2.0 | 0.87 |
| 2016 | 2.0 | 0.87 |
| 2017 | 2.0 | 0.87 |
| 2018 | 2.0 | 0.87 |

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

*Certain statements contained in this document are "forward-looking statements". The projections, estimates and beliefs contained in such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those anticipated in any forward-looking statements. Silverwing believes the expectations reflected in those forward-looking statements are reasonable; however Silverwing cannot provide any assurance that these expectations will prove to be correct.*

FOR FURTHER INFORMATION PLEASE CONTACT:

Silverwing Energy Inc.
Oleh Wowkodaw
President and Chief Executive Officer
(403) 538-5597
(403) 263-5549 (FAX)
Email: oleh@silverwingenergy.com
or
Silverwing Energy Inc.
Terry O'Connor
Senior Vice President, Business Development
(403) 538-5593
(403) 263-5549 (FAX)
Email: toconnor@silverwingenergy.com
or
Silverwing Energy Inc.
Martin Rude
Vice President, Finance and Chief Financial Officer
(403) 538-5591
(403) 263-5549 (FAX)
Email: mrude@silverwingenergy.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

RECEIVED

2008 APR 30 A 7:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SILVERWING ENERGY INC.

Suite 1250
635 – 8th Avenue SW
Calgary, Alberta
T2P 3M3

Tel: (403) 263-5555
Fax: (403) 263-5549

**SILVERWING ENERGY INC. ANNOUNCES FINANCIAL AND OPERATING RESULTS FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2006**

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For Immediate Release

CALGARY, ALBERTA -- (March 14, 2007) - Silverwing Energy Inc. (TSX: SVW) ("Silverwing" or the "Company") is pleased to announce its financial and operating results for the three and twelve month periods ended December 31, 2006.

## HIGHLIGHTS

- In 2006, Silverwing successfully obtained a listing on the Toronto Stock Exchange through the raising of over $30 million. The common shares of the Company trade under the symbol SVW and its warrants trade under the symbol SVW.WT.
- Production for the fourth quarter of 2006 averaged 997 boepd, compared to 406 boepd in the same period in 2005. Production for fiscal 2006 averaged 728 boepd, compared to 254 boepd in 2005. The increases in both periods resulted primarily from additional production brought on at Sirius, supported by field facilities installed in the area. Sirius is a sub project within Silverwing's core area of Prespatou, northeast BC. The Company's exit production rate at year-end was approximately 1,150 boepd.
- Capital expenditures totaled $18.6 million for the fourth quarter of 2006. For fiscal 2006, Silverwing reported total exploration and development expenditures of $63.1 million. This included:
  = $5.8 million spent on land, seismic and other,
  = $26.3 million spent on drilling 38 gross (17 net) wells with an 87% success rate,
  = $15.8 million (net of sales) spent on facility infrastructure and
  = $15.2 million spent on acquisitions.
- The infrastructure referred to above included the commissioning of a number of facilities in Prespatou, increasing throughput capacity from 2 mmcfpd at January to over 15 mmcfpd by year-end. This additional facility capacity provides Silverwing with a substantial platform from which to grow.
- Funds from operations for the fourth quarter increased to $1.7 million, compared to $1.4 million over the same period in 2005. Although production increased

146% on a quarter over quarter basis, the impact was offset by a 66% decrease in natural gas prices realized in the period. In fiscal 2006 funds from operations increased to $3.4 million from $2.5 million in 2005 due to increased production period over period.

- At December 31, 2006, the estimated undiscounted future cash flows from proved reserves were less than the carrying values of producing petroleum and natural gas properties. As a consequence, Silverwing recognized a ceiling test impairment of $13.7 million.
- A net loss of $10.6 million was recorded in the fourth quarter of 2006 and a loss for the year of $12.2 million.
- In 2006, the Company secured a farm-in on over 80 sections of freehold mineral leases in the Tomahawk area, bringing to Silverwing a new core area with substantial multi-zone oil and gas opportunities. To date, seven wells have been drilled and cased in the area.
- In the fourth quarter of 2006, the Company increased its revolving line of credit to $18.0 million with an optional $2.0 million facility available for acquisitions and development needs.
- As at December 31, 2006, the Company was in breach of a covenant that required the Company to maintain a positive working capital ratio of 1:1 for the revolving reducing demand loan facility. Silverwing is currently exploring strategic alternatives, including a corporate restructuring, the disposition of a number of non-operated properties and obtaining a partner in its core exploration area to rectify the breach. As at March 6, 2007, Silverwing has outstanding bank debt of $12.8 million and a working capital deficit of approximately $23.8 million.

Oleh Wowkodaw, Silverwing's President and CEO commented, "By all accounts, 2006 was a challenging year for the Company and one of significant change. We entered the year as a small private oil and gas exploration company operating one core area with a production base that was 70% non-operated and producing only 405 boepd. We ended 2006 as a publicly traded company, operating in two core areas, producing about 1,150 boepd, primarily from operated projects, with a robust prospect inventory and a platform for future growth.

However, continued weak commodity prices and other business factors adversely affected most junior oil and gas exploration companies, including Silverwing. For us, this has directly led to lower than expected overall financial results and difficulty in raising capital efficiently to fund our program despite strong operational performance in 2006. Consequently, we made the decision early in 2007 to pause our capital program in order to evaluate strategic options to address concerns on access to capital and to consider other options to strengthen our Company.

We are confident that we will implement changes that are necessary given the current fiscal landscape in order to ensure that we successfully meet the challenges in our immediate future and demonstrate value growth for our shareholders".

## FINANCIAL AND OPERATING HIGHLIGHTS

| Years Ended December 31, | 2006 | 2005 | Change |
|---|---|---|---|
| *(000s, except per share amounts)* | *($)* | *($)* | *(%)* |
| **Financial** | | | |
| Petroleum and natural gas sales | **11,169** | 5,692 | 96 |
| Cash flow from operations (1) | **3,355** | 2,498 | 34 |
| Per share – basic and diluted | **0.18** | 0.31 | (42) |
| Net income (loss) | **(12,216)** | (56) | (21,714) |
| Per share – basic and diluted | **(0.65)** | (0.01) | (6,400) |
| Capital expenditures (net) | **63,125** | 17,135 | 268 |
| Working capital (deficiency) and bank debt | **(19,817)** | 3,478 | (670) |
| Shareholders' equity | **46,811** | 25,298 | 85 |
| *(000s)* | *(#)* | *(#)* | *(%)* |
| **Share Data** | | | |
| Total shares outstanding | | | |
| Basic | **33,826** | 13,434 | 152 |
| Diluted | **33,826** | 16,747 | 102 |
| Weighted average shares outstanding | | | |
| Basic | **18,792** | 8,105 | 132 |
| Diluted | **18,792** | 8,203 | 129 |
| | | | *(%)* |
| **Operating** | | | |
| Average daily production | | | |
| Natural gas *(mcf/d)* | **4,134** | 1,412 | 193 |
| Crude oil and NGLs *(bbls/d)* | **39** | 19 | 105 |
| Total *(boe/d)* | **728** | 254 | 187 |
| Average selling prices | | | |
| Natural gas *($/mcf)* | **6.81** | 10.26 | (34) |
| Crude oil and NGLs *($/bbl)* | **63.71** | 59.90 | 6 |
| Total *($/boe)* | **42.05** | 61.41 | (32) |
| Wells drilled – gross (net) *(#)* | | | |
| Gas | **26 (8.1)** | 24 (9.7) | 8 (16) |
| Oil | **– (–)** | 2 (1.0) | -- (--) |
| Standing/untested | **8 (7.5)** | – (–) | -- (--) |
| Dry and abandoned | **4 (1.4)** | 2 (0.2) | 100 (600) |
| Total | **38 (17.0)** | 28 (10.9) | 36 (56) |
| Drilling success rate *(%)* | **87 (85)** | 93 (98) | 6 (13) |

*(1) Cash flow from operations is defined as cash provided by operations before changes in non-cash operating working capital.*

## ADDITIONAL INFORMATION

Silverwing's 2006 Audited Annual Financial Statements and Management's Discussion and Analysis, including the Operations Review, and Reserves Report that are part of the Annual Report can be assessed on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval.

## ABOUT SILVERWING

Silverwing Energy Inc. is engaged in the exploration, development and production of petroleum and natural gas in Western Canada.

## OIL AND GAS ADVISORY

This news release contains disclosure expressed as "boepd" and "mboe". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information, please contact:

Oleh Wowkodaw, President and Chief Executive Officer
Terry O'Connor, Senior Vice President, Business Development
Martin D. Rude, Vice President, Finance and CFO

Silverwing Energy Inc.
1250, 635 – 8th Avenue SW
Calgary, Alberta
T2P 3M3
Phone: (403) 263-5555
Fax: (403) 263-5549

*Except for historical information contained herein, this news release contains forward-looking statements. Forward-looking statements such as the references to Silverwing's exploration program and drilling program and capital expenditures relating to, and timing of, such programs are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements. There are uncertainties inherent in forward-looking information, including factors beyond Silverwing's control, and no assurance can be given that the programs will be completed on time, on budget or at all. Silverwing undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change except as required by law. The reader is cautioned not to place undue reliance on forward-looking statements.*

***The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.***

**Form 52-109F1** ***Certification of Annual Filings***

I, Martin Rude, the Chief Financial Officer of Silverwing Energy Inc. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Silverwing Energy Inc. (the issuer), for the annual period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 29, 2007

"Martin Rude"

Martin Rude
Chief Financial Officer of Silverwing Energy Inc.

**Form 52-109F1** ***Certification of Annual Filings***

I, Oleh Wowkodaw, the President and Chief Executive Officer of Silverwing Energy Inc. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Silverwing Energy Inc. (the issuer), for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 29, 2007

"Oleh Wowkodaw"

Oleh Wowkodaw
President and Chief Executive Officer of Silverwing Energy Inc.

RESOLUTION OF THE DIRECTORS OF **SILVERWING ENERGY INC.** (THE "CORPORATION") PASSED EFFECTIVE THE 29th DAY OF MARCH, 2007 PURSUANT TO THE *BUSINESS CORPORATIONS ACT* (ALBERTA).

**Approval of Annual Information Form, Including Reserves Data and Related Reports**

BE IT RESOLVED THAT:

1. The Annual Information Form of the Corporation for the year ended December 31st, 2006 to be dated on or about March 29th, 2007 (the "Annual Information Form") (or such other date as the Chief Executive Officer of the Corporation shall approve) in substantially the form submitted to the directors of the Corporation (together with all documents incorporated by reference therein), be and is hereby approved on behalf of the Corporation, subject to such additions thereto, deletions therefrom and changes thereto as the Chief Executive Officer or Chief Financial Officer of the Corporation shall approve, such approval to be conclusively evidenced by their authorization of the filing of the Annual Information Form.

2. The Annual Information Form, together with any and all documents deemed necessary or desirable by counsel to the Corporation be filed with the securities commission or similar regulatory authorities in certain provinces of Canada and any officer or director of the Corporation be and is hereby authorized for and on behalf of the Corporation as attorney for the Corporation to sign, execute and delivery all such documents, instruments and other writings and to do all such other acts and things as may be necessary or desirable in order to give effect to the foregoing resolutions and the filing of Annual Information Form.

3. Without limiting the generality of paragraph nos. 1 and 2 above:

    (a) the statement of reserves data and other information specified in Form 51-101F1 of National Instrument 51-101 ("NI 51-101"), which statement and other information is included in the Annual Information Form, and the filing of such statement and other information with the securities commission or similar regulatory authorities in certain provinces of Canada by the filing of the Annual Information Form be and is hereby approved;

    (b) the report of management and directors in the form specified in Form 51-101F3 of NI 51-101 dated March 29th, 2007 which report is included in the Annual Information Form, and the filing of such report with the securities commission or similar regulatory authorities in certain provinces of Canada by the filing of the Annual Information Form or the Statement of Reserves Data, as the case may be, be and is hereby approved;

(c) the inclusion of the following documents in the Annual Information Form or the Statement of Reserves Data, as the case may be, is hereby approved:

(i) the report of GLJ Petroleum Consultants Ltd. in the form specified in Form 51-101F2 of NI 51-101 dated January 29th, 2007, which report is included in the Annual Information Form, and the filing of such report with the securities commission or similar regulatory authorities in such provinces of Canada where the Corporation is a reporting issuer (or has equivalent status) or where it is otherwise required to be filed, by the filing of the Annual Information Form, be and is hereby approved.

4. Any officer or director of the Corporation be and is hereby authorized to take any and all action and to execute and deliver any and all documents, agreements and other instruments as may be necessary or desirable to give full effect to the foregoing resolution.

**Annual General Meeting of Shareholders**

5. The Annual General Meeting of the Corporation shall be held on May 1st, 2007 at 4:00 p.m. (Calgary time) at the Devonian Room of the Petroleum Club, 319 – 5 Avenue S.W., Calgary, Alberta, in order:

(a) to receive the financial statements for the fiscal period ended December 31st, 2006, together with the report of the auditors thereon;

(b) to fix the number of directors to be elected at the meeting at six (6);

(c) to elect six (6) directors for the ensuing year;

(d) to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration; and

(e) to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

6. The Notice of Annual General Meeting of Shareholders and Information Circular – Proxy Statement to be dated March 27th, 2007 (or such other date as the President and Chief Executive Officer may approve) and Instrument of Proxy for the Meeting be and the same are hereby approved (including the various items of business contained in the Information Circular that are expressed as having been approved by the Board) in substantially the form circulated to the Board, with such changes, alterations, additions and deletions thereto as the President and Chief Executive Officer shall approve, such approval to be conclusively evidenced by his execution of such Notice of Annual General Meeting.

7. The Instruments of Proxy deposited with, or mailed so as to reach the Corporate Secretary of the Corporation in the care of Valiant Trust Company, in order to be valid, must be delivered not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

8. Martin Rude, Vice President Finance and Chief Financial Officer of the Corporation, be and is hereby authorized and directed to prepare or have prepared by Valiant Trust Company a list of shareholders as at the close of business on March 14th, 2007, being the record date set for the Meeting, and to cause the Notice of Annual General Meeting and Information Circular – Instrument of Proxy to be mailed to each shareholder of the Corporation who is a shareholder as at such record date.

**Other Matters**

9. Any one director or officer of the Corporation be and is hereby authorized and directed to do and perform all such acts and things and to execute and deliver, or cause to be executed and delivered, for, in the name of, and on behalf of the Corporation (whether under seal of the Corporation or otherwise), all such agreements, instruments and other documents as in his or her opinion may be necessary or desirable to perform or give effect to the terms of the foregoing Resolutions.

These resolutions may be signed by the Directors in as may counterparts as may be necessary, each of which so signed shall be deemed to be an original (and each signed copy sent by electronic facsimile transmission shall be deemed to be an original) and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set forth above.

WITNESS the signatures of all the directors of the Corporation.

| | |
|---|---|
| OLEH WOWKODAW | TERRY O'CONNOR |
| DEREK LOWE | DREW TUMBACH |
| ROBERT WAGEMAKERS | GEOFF WATERMAN |

# SILVERWING ENERGY INC.

## ANNUAL INFORMATION FORM

**For the Year Ended December 31, 2006**

**March 29, 2007**

**TABLE OF CONTENTS**

**Page**

## ABBREVIATIONS

**Crude Oil and Natural Gas Liquids**

| | |
|---|---|
| bbls | barrels |
| bbls/d | barrels per day |
| mbbl | thousand barrels |
| bopd | barrels of oil per day |
| NGL | natural gas liquids |
| mmbtu | million British thermal units |
| stb | stock tank barrel |
| mstb | thousand stock tank barrels |

**Natural Gas**

| | |
|---|---|
| mcf | thousand cubic feet |
| mmcf | million cubic feet |
| bcf | billion cubic feet |
| mcf/d | thousand cubic feet per day |
| mmcf/d | million cubic feet per day |
| gj | gigajoule |
| MM | Million |

**Other**

| | |
|---|---|
| m | Thousand |
| mm | Million |
| $m^3$ | cubic metres |
| $000s | thousands of dollars |
| boe | barrel of oil equivalent of natural gas and crude oil on the basis of 1 bbl of crude oil for 6 mcf of natural gas, unless otherwise indicated |
| mboe | thousand barrels of oil equivalent |
| boe/d | barrel of oil equivalent per day |
| AECO | EnCana Corp.'s natural gas storage facility located at Suffield, Alberta |
| API | American Petroleum Institute (provides crude oil density measurement) |
| °API | an indication of the specific gravity of crude oil measured on the API gravity scale |
| ARTC | Alberta Royalty Tax Credit |
| OPEC | Organization of Petroleum Exporting Countries |
| U.S. | United States of America |
| WTI | West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade |

**Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.**

**Conversion**

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

| To Convert From | To | Multiply By |
|---|---|---|
| mcf | cubic metres ("$m^3$") | 28.174 |
| cubic metres | cubic feet | 35.494 |
| bbls | cubic metres | 0.159 |
| cubic metres | bbls oil | 6.290 |
| feet | metres | 0.305 |
| metres | feet | 3.281 |
| miles | kilometres | 1.609 |
| kilometres | miles | 0.621 |
| acres | hectares | 0.405 |
| hectares | acres | 2.471 |

## CERTAIN DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings, unless the context otherwise requires:

**"ABCA"** means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

**"Silverwing"** or the **"Corporation"** means Silverwing Energy Inc., a corporation incorporated under the ABCA.

**"NI 51-101"** means National Instrument 51-101, *Standards of Disclosure for Oil and Gas Activities*.

**"GLJ"** means GLJ Petroleum Consultants Ltd., independent petroleum consulting engineers of Calgary, Alberta.

**"GLJ Report"** means the report prepared by GLJ dated January 29, 2007 and effective December 31, 2006 on the oil and natural gas reserves of Silverwing and net present worth of future production revenue attributable thereto.

Certain other terms used herein, but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meetings herein as in NI 51-101.

Unless otherwise specified, information in this Annual Information Form is as at the end of our most recently completed financial year, being December 31, 2006.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

## FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein including, without limitation, financial and business prospects and financial outlook, reserve and production estimates, drilling and re-completion plans, timing of drilling, re-completion and tie in of wells, productive capacity of wells and productive capacity of wells and capital expenditures and the timing thereof may be forward looking statements. Words such as "may", "will", "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions may be used to identify these forward looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements including, but not limited to, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources and the risk factors outlined under "Risks and Uncertainty" and elsewhere herein. The recovery and reserve estimates of our reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could effect our operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com). Although the forward looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward looking statements. Investors should not place undue reliance on forward looking statements. These forward looking statements are made as of the date hereof and we assume no obligation to update or review them to reflect new events or circumstances except as required by applicable securities laws.

Forward looking statements and other information contained herein concerning the oil and gas industry and our general expectations concerning this industry is based on estimates prepared by management using data from publicly available industry sources as well as from reserve reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While we are not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

## SILVERWING ENERGY INC.

Silverwing was incorporated pursuant to the ABCA on May 28, 2002. On December 22, 2003, Silverwing filed articles of amendment to remove the "private company" provisions from its articles of incorporation. On October 25, 2005, Silverwing filed articles of amendment to remove provisions from its articles of incorporation in relation to the Corporation's lien on shares for debts, liabilities and engagements of its shareholders.

The Corporation's head office is located at 1250, 635 – 8th Avenue SW. Calgary, AB T2P 3M3 and its registered and records office is located at Suite 1250, 639 – 5th Avenue S.W., Calgary, Alberta T2P 0M9.

## GENERAL DEVELOPMENT OF OUR BUSINESS

### General History

The following is a summary of significant events in the development of the Corporation.

In May 2002, Silverwing was incorporated as a private company with the sole purpose of drilling in the western Canadian sedimentary basin for new oil and gas reserves. During the year a small amount of capital was expended on land in the Birley and Beavertail areas of northeastern British Columbia, supported by an equivalent amount of equity raised in the same period.

In 2003, $800,000 of capital was spent, primarily on land, drilling and re-completion in the Birley and Sirius areas of northeastern British Columbia. These expenditures were supported by an equivalent amount of equity raised in the same period as no production had yet been realized.

In 2004, exploring and developing the Birley, Sirius and Beavertail areas expended $6,700,000 of capital. Equity from private placements during the year amounted to $8,100,000. During this year, the Corporation achieved its first production and revenue from its efforts since inception, of 76 boe/d and $1,100,000 respectively.

In 2005, Silverwing continued to develop the Birley and Beavertail areas, spending nearly 80% of its $17,100,000 capital program in northeastern British Columbia. Also during this year, an exploration project was initiated in the Boundary Lake area of northwestern Alberta, approximately 100 kilometres east of the Beavertail property. To fund the period's capital expenditures, $16,700,000 in additional private placement equity was raised, supplemented with $2,500,000 in funds from operations realized in the year.

On May 12, 2006, the Corporation entered into a farm-in agreement with two major oil and gas companies that involved a commitment to drill at least 29 shallow to medium depth exploration wells in west central Alberta (the "**Tomahawk Project**"). As at year ended December 31, 2006, 6 wells were drilled under the commitment.

On August 14, 2006, the Corporation obtained a receipt for a prospectus and became a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. On August 22, 2006, the Corporation closed its initial public offering and sold a total of 3,000,000 flow-through common shares and 10,637,500 units for gross proceeds of $30,775,000. Each unit consisted of one common share and one common share purchase warrant (the "**Warrants**"). Each Warrant entitles the holder to acquire one common share at a price of $2.25 per share until February 22, 2008. The common shares of the Corporation were listed and posted for trading on TSX on August 22, 2006. The Warrants were listed and posted for trading on TSX on November 23, 2006.

On December 21, 2006, the Corporation completed an underwritten equity private placement of 5,272,900 flow-through common shares for gross proceeds of $6,960,228.

In 2006, the Corporation received over $3.4 million in funds from operations from 728 boe/d of production while incurring over $63.1 million in capital expenditures. Of these expenditures, 42% involved continued drilling and completion work, 31% involved equipment and facilities needed to transport the gas to market, 19% was related to acquisitions and disposition, and 8% was related to other costs.

Funds from operations is not recognized as a measure under GAAP. Management of the Corporation believes that in addition to net income, funds from operations is a useful supplemental measure as it demonstrates the Corporation's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Investors are cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of the Corporation's performance. The Corporation's method of calculating this measure may differ from other companies and accordingly, may not be comparable to measures used by other companies. For these purposes, the Corporation defines funds from operations as cash provided by operations before changes in non-cash operating working

**Recent Developments**

On February 6, 2007 the Corporation initiated a value maximization process to solicit qualified interested parties in regards to potential transactions that may include the merger, sale or recapitalization of the Corporation or a sale of certain or all of Silverwing's assets. No transactions have been entered into as at the date of this Annual Information Form.

## TRENDS

The prices for crude oil and natural gas have been volatile over the last few years. Management anticipates this volatility to continue. Dramatic downward swings in the world prices for crude oil and natural gas could affect the economic viability of the Corporation's prospects.

Another trend is the volatility in the external capital markets that the industry is currently experiencing, which impacts publicly traded entities in the event that they seek to raise additional equity. In management's view, this can be partly attributed to uncertainty regarding the future growth prospects for world economies and to uncertainty regarding the future supply and demand for oil and gas.

An additional trend relates to the size of entities in which investors are willing to invest. Those with larger market capitalization provide for greater liquidity and, as a result, appear to be more attractive; however, smaller entities may present potentially larger returns, as they have not yet appreciated in value in relation to current commodity prices.

The Canadian/U.S. currency exchange rate also influences commodity prices received by Canadian producers as natural gas and oil is ultimately priced in U.S. dollars. The recent increased strength of the Canadian dollar has had a negative impact on Canadian gas production revenue.

Unlike crude oil prices, which are significantly influenced by global geopolitics, North American natural gas prices are primarily determined by the interaction of consumer and industrial demand and available supply. The North American natural gas market is highly integrated and Canada is the largest foreign natural gas supplier to the United States, supplying approximately 15% of total United States natural gas demand. Company anticipates natural gas prices to remain relatively weak as a result of higher than average storage levels and anticipated mild weather conditions across North America. However, given the uncertain nature of these weather patterns complemented by general declines in production, Silverwing anticipates natural gas prices to increase over time.

## DESCRIPTION OF BUSINESS

**General**

Silverwing is an Alberta-based oil and natural gas company that is engaged in the exploration for, and the development and production of natural gas and crude oil with an emphasis on the shallow to medium depth, western portion of the western Canadian sedimentary basin in Alberta and northeastern British Columbia.

The Corporation has chosen a conventional, drilling-based exploration and production growth plan. The Corporation had 66 producing wells and 22 standing wells as at year end and had 7 core exploration properties and 7 non-core located in west central Alberta, northwestern Alberta, northeastern British Columbia and southeastern Saskatchewan, with working interests ranging from 2.5% to 100%. The majority of these locations are on lands

currently controlled by the Corporation. Silverwing operates 4 of the core properties and 2 of the non-core properties with working interests ranging from 37.5% to 100%.

In 2006, the Corporation has drilled 38 gross (17.0 net) wells, resulting in 26 gross (8.1 net) gas wells and 8 gross (7.5 net) wells that are currently being evaluated and 4 gross (1.4) dry and abandoned wells.

**Principal Properties**

**Birley**

The Birley area in northeast British Columbia is located approximately 125 kilometres north of Fort St. John. It is a multi-zone gas prone area with the Cretaceous and Triassic reservoirs being of primary interest. Birley is an area of winter access only.

Silverwing entered the area in 2002 with the acquisition of three sections of petroleum and natural gas rights at a British Columbia Crown sale. Several farm-ins followed in 2003 and 2004 and a joint venture was established with another junior oil and gas company. These activities resulted in land holdings of 40,033 gross acres in the area of which Silverwing's share is 3,747 net acres. Undeveloped land holdings are 15,400 gross acres (890 net). Silverwing's working interest in this area, on an individual well basis, range from 2.5% to over 60%.

In March 2003, one well was drilled in the area followed by six additional wells in the winter of 2003. All seven wells were equipped and tied into a new extensive gathering system and production commenced in the spring of 2004. A follow-up program in the winter of 2004 resulted in the drilling of 18 additional wells, of which 16 wells were equipped and tied-in, with production commencing in May 2005. A 2005 winter program resulted in the drilling of 18 additional wells and one re-entry, all of which are, or are in the process of being tied-in. In 2006 the Company drilled 16 gross wells (1.6 net) and 1 gross (0.1 net) re-entry well, with all 17 wells being or in the process of being tied-in. Many of the Birley wells encountered more than one productive gas-bearing zone and were dually completed.

The Birley gas is gathered and compressed through company owned pipelines and facilities and delivered to the Duke Energy Gas Transmission system for transportation 10 kilometres east of Fort St. John to the Duke McMahon gas plant for treating and processing. The natural gas and NGLs are marketed on 30-day evergreen contracts at indexed spot pricing. Silverwing's production from the area in the fiscal year of 2006 was 231 boe/d and comes primarily from the Notikewin, Bluesky and Gething formations.

The Birley property is a core exploitation, development and production area and represented 25% of Silverwing's production volumes for the year ended December 31, 2006.

**Sirius**

The Sirius area of northeast British Columbia is located approximately 100 kilometres north of Fort St. John and 15 kilometres south east of Birley and is primarily a year-round accessible area. The Corporation believes it is a multi-zone gas prone area with the Cretaceous and Triassic reservoirs being of primary interest.

In 2002, Silverwing and a partner purchased a suspended wellbore and four sections of petroleum and natural gas rights from a major oil and gas company. Subsequent farm-ins, which included access to two suspended well bores with by-passed gas potential, Crown land purchases, and recent drilling successes, have established this area as a core-operated exploration, development and exploitation area. The Sirius area encompasses 9,749 gross acres (6,880 net); with an undeveloped land base of 1,410 gross acres (585 net).

Initial operations in the area commenced in 2003 with the completion of a by-passed gas bearing zone in one well and two recompletions/reworks in 2004 resulting in three commercial gas wells. Two wells were drilled in the winter of 2004, three wells in 2005 and 2 gross (1.5 net) wells in 2006. The nine Silverwing operated and two non-operated wells in the project are capable of production from one or two zones.

A gathering system and compression facility was constructed in partnership with a major oil and gas producer in the summer of 2005 with production commencing in August of the same year from three wells. A follow up tie-in program in the winter of 2005 included the other six wells, which commenced production in March 2006. Production in this area was 386 boe/d for the month ended December 31, 2006 once all of the wells were brought onto production.

The Sirius property is a core company operated exploitation, development and production area and represented approximately 40% of the Corporation's production volumes for the month ended December 31, 2006, and 48% of the Corporation's production volumes for the year ended December 31, 2006, all primarily from the Notikewin and Bluesky zones.

**South Beavertail**

The South Beavertail area of northeast British Columbia is located approximately 90 kilometres north of Forh St. John and is accessible year round. This area is gas prone with hydrocarbon potential existing in various zones, the Cretaceous and Triassic reservoirs being of primary interest.

In 2002, Silverwing and a partner acquired the petroleum and natural gas rights for three sections of expiring lands from a major oil and gas production company. The lands were subsequently continued based on a work commitment to the British Columbia Ministry of Energy, Mines and Petroleum Resources. Silverwing's initial drilling operation in this project area began in November of 2004. The original well was granted "New Pool Discovery" status by the British Columbia Ministry of Energy, Mines and Petroleum Resources. Subsequent farm-in opportunities and the drilling of four wells during the last half of 2005 have resulted in three additional gas wells.

In 2004 and 2005, the Corporation drilled five wells in the area (3.3 net) resulting in four wells (2.8 net) that are capable of production. In 2006 the Company drilled 7 gross (4.9 net) wells. As a result, Silverwing has 14,134 gross acres (9,028 net) of lands of which 5,590 gross (2,814 net) are considered undeveloped.

Silverwing, as operator, proceeded with the equipping and the tie-in of the commercial wells to a new Company operated compressor facility located approximately 14 kilometres south of the existing Sirius facility. The new facility is designed to compress the Silverwing production in South Beavertail and some additional third party gas in the area.

The gas from South Beavertail will be delivered to the Duke Energy Gas Transmission system for delivery to the McMahon gas plant east of Fort St. John for treating and processing. The natural gas is marketed on a 30-day evergreen contract at indexed spot pricing.

The South Beavertail property is a core company operated exploitation, development and production area. Although future drilling activity will evaluate deeper targets, current production had been obtained primarily from the Notikewin formation. Average production from South Beavertail was 174 boe/d during December 2006, which represented 19% of the Company's total production.

**North Buick Creek**

The North Buick Creek area is located 100 kilometres north of Fort St. John and 16 kilometres west of Sirius. The area is primarily a year round access location and is gas prone with hydrocarbon potential from a number of Cretaceous and Triassic reservoirs.

Silverwing, as operator, and its partner entered into a farm-in agreement in the area in 2004 and earned an interest in two sections of land by drilling. Adjacent lands have recently experienced drilling activity from a variety of operators. Multiple commercial gas zones have been encountered in several wells located on offsetting lands where Silverwing has a small working interest. Currently the Corporation has control of 2,800 gross acres (2,380 net), all of which are considered undeveloped at this time.

Silverwing and its partners drilled one commercial gas well in 2004, which was equipped and tied-in at the beginning of the 2007 winter season. The Corporation drilled 2 gross (0.7 net) wells in the third quarter of 2006 in this area.

The gas is being transported and compressed through an existing partner operated gathering system and compressor station, in which Silverwing has a 30% working interest, for delivery to the Duke Energy Gas Transmission system, which will transport it to the McMahon gas plant. Silverwing's production for the North Buick Creek area was 82 boe/d in December 2006, representing 7% of Company production, with additional production volumes obtained in January 2007. The natural gas and NGLs is marketed on 30-day evergreen contracts at indexed spot pricing.

**Umbach**

Umbach is a year round access area of northeastern British Columbia located approximately 130 kilometres northwest of Fort St. John and 8 kilometres west of the Company's Birley properties. Silverwing entered into a farm-in agreement in the area in late 2005 and earned an interest in four sections of land by drilling a Halfway/Doig test during the first quarter of 2006 at d-31-E (100% working interest). The final zone of interest in this well is currently being completed and evaluated. A second well at b-22-E (60% working interest) was drilled and cased as a potential gas well in December 2006 and is currently being completed. Plans are underway to tie-in both wells during the third quarter of 2007. Also during 2006, the Company acquired one section of land (100% working interest) and three sections of land (26.67% working interest), all contiguous to the earned farm-in lands.

**Tomahawk**

The Tomahawk area consists of 2 sub-exploration areas that are expected to contain multi-zone oil and gas reserves that include the highly desirable Nisku interior patch reef oil trend. The project consists of a 51,000 net acres of freehold farm-out lands that are to be earned upon the drilling of 29 wells. Currently Silverwing has a 100% interest in the project. To support the exploration of the area 1,664 kilometres of 2-D and 225 square kilometres 3-D seismic information has been acquired and/or made available for use in project evaluation.

**Highvale-St.Anne**

The Highvale-St.Anne area of the Tomahawk project is located approximately 50 kilometres west of Edmonton, Alberta near Wabamun Lake. The majority of the area is accessible year round. On May 1, 2006, Silverwing signed a farm-in agreement with Anadarko Canada Corporation and Imperial Oil Resources that provides Silverwing access to over 51,000 gross, before payout (38,000 net, after payout) acres of undeveloped land with multi-zone oil and gas potential. Much of this area is under-explored and has highly prospective formations such as the Nisku, Banff, Nordegg, Glauconitic, Mannville, Cardium and Belly River units.

The Tomahawk project requires the Company to drill 29 wells in the initial phase, with an option to earn additional land with more drilling commitments. On an individual well payout basis, Silverwing must pay 100% of the costs to earn a 60% working interest in the leases after payout with an average earning of two sections per well. Along with the project arrangement, the Company received 1,424 kilometres of 2-D seismic data from the principal partner. In addition, Silverwing purchased a 218 square kilometre 3-D seismic survey in the heart of the project area for approximately $2.0 million and has acquired an additional 240 kilometres of trade 2-D seismic data for approximately $0.2 million to fill in gaps in the coverage area to help evaluate the multi-zone oil and gas potential in the region. To date, 45 prospects have been defined with well programs and prognoses under preparation for over half of these.

Silverwing expects to incur approximately $30.5 million in capital expenditures for the initial phase of the project. The first 6 gross (6.0 net) wells of this program have been drilled and cased as potential multi-zone oil and gas wells pending completion in 2007. During 2007, the Company plans to drill an additional 23 wells in the Highvale-St.Anne region of the Tomahawk prospect area, subject to surface access and regulatory approval.

<u>**Easyford-Violet Grove**</u>

The Tomahawk project also includes a commitment to farm-in on a three-quarter section in the Easyford-Violet Grove area, which is in close proximity to Drayton Valley, Alberta. This farm-in requires a well to test the Nisku bank margin build-up underlying this land, thereby allowing Silverwing to earn a 70% interest after payout. To evaluate this project, in June 2006 Silverwing shot a new 7.2 square kilometre 3-D seismic program over this area and the adjacent sections. Interpretation of this data has indicated a number of viable well locations. Based on publicly available data, wells in the Nisku GG Pool average approximately 1 mmbbls of recoverable oil reserves per section with flow rates ranging from 500 to 2,000 bbls/d per well. Substantial gas reserves and flows are also associated with Nisku oil wells, however they typically contain 15% to 25% hydrogen sulphide, which requires significant safety and environmental planning. Silverwing expects to drill its first well in the Easyford-Violet Grove subproject area in 2007 following extensive community consultations and public hearings.

**Minor Properties**

<u>**Boundary Lake South**</u>

The Boundary Lake South area of Alberta is located 75 kilometres northeast of Grande Prairie and is in an all weather access area. It is in a multi-zone gas prone area with the Cretaceous and Triassic reservoirs being of primary interest.

Silverwing entered into a joint venture with the area operator in 2004 earning an interest in the lands by conducting a 10-kilometer seismic program. Subsequently a number of partners jointly acquired additional petroleum and natural gas rights in 2005. The joint venture currently controls 5,120 gross acres (1,760 net) in this area, with 2,560 undeveloped gross acres (816 net) being available for further drilling. The property is operated by one of the joint venture partners.

During 2005, 3 gross (1.5 net) wells were drilled and another 3 gross (0.8 net) wells were drilled in early 2006. All six wells were cased and three wells were on production. During December 2006, production averaged 64 boe/d to the Company and two additional exploration locations have been identified. The gas is being delivered to the TransCanada Pipelines Ltd. system and marketed on 30-day evergreen contracts at indexed spot pricing.

<u>**Countess**</u>

The Countess area of Alberta is located 120 kilometres east of Calgary and is an all weather access location.

In 2005, Silverwing, as operator, and its partners acquired two producing oil wells, two associated quarter sections of petroleum rights and leased an additional four and one quarter sections of offsetting acreage. In addition, the purchase included 3D seismic over the lands that will be evaluated and interpreted to identify additional development drilling opportunities on the leased acreage. The Countess land position represents 3,038 gross (1,458 net) acres and 2,720 gross (1,306 net) undeveloped acres. Two development locations were drilled and cased in the fall of 2005 and have not been placed on production. Although the two acquired producers were shut-in during the fourth quarter of 2006 due to downhole mechanical problems, the wells are repairable. Work on the first well was completed in January 2007 and returned to production at a rate of 18 boe/d. The Company expects the rate to increase once the second well is put back on production in early 2007.

Production fluids are transported by truck to a nearby central battery for treating and processing and then trucked to market. Gas production is conserved and is tied in to an area gathering system and processed and compressed at the EnCana Makepeace gas plant. Products are marketed on 30-day evergreen contracts at indexed spot pricing.

<u>**Torquay**</u>

The Torquay properties are located primarily in the 3-11 W2M area of southeastern Saskatchewan, which has year round access. The Company has an 84% working interest and is operator of 13 sections of land as a result of a farm-in completed during the third quarter of 2006. In addition, a horizontal well drilled for Bakken oil potential was acquired and has been recently completed. These properties hold significant oil potential in the Midale and Bakken

formations. The terms of the farm-in required that Silverwing perform a multi-fracturing horizontal well treatment, which was successful, and as a result, the well was put on an extended production test using a pump and temporary battery. Oil production was obtained, but at sub-economic rates. Although this completion was not economic, the Company plans to re-evaluate the oil potential in the Bakken and possible uphole Midale zones.

**Others**

Silverwing has minor non-core working interest positions in the Strachan and Bellis areas of Alberta, which currently contribute 10 boe/d to Silverwing's production base.

During the third quarter of 2006, the Company farmed-out its 87.5% working interest in three sections in the Bellis/Whitford area of Alberta, while retaining a 15% GORR with no deductions. The farmee has since drilled three wells, two of which are economic. In addition, Silverwing holds minor non-core working interest positions in 6,080 gross (640 net) wells in the Strachan area of south central Alberta. The Company also has a 75% working interest in two sections of undeveloped lands in the Greencourt area and one-half section of undeveloped land in the Niton area of west central Alberta.

Early in the second quarter of 2006, the Skiff area consisting of 8 bbls/d of oil production, was sold for $650,000.

## STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

*The following summary of the Reserves Report was prepared for the Corporation by independent engineers GLJ Petroleum Consultants Ltd. ("**GLJ**"). The probable reserves, capital and values are unrisked. Summaries for both constant dollar and forecast pricing are included. Future abandonment costs are also included. The Reserves Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook.*

The following data summarizes the oil, liquids and natural gas reserves associated with the properties owned by the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs as at December 31, 2006. The reserves data conforms to the requirements of NI 51-101. Silverwing engaged GLJ to provide evaluations of Proved and Probable Reserves and future cash flows forecast for the same and no attempt was made to evaluate possible reserves. Attached as Appendix "A" hereto is the Form 51-101F2 "Report of Independent Qualified Reserves Evaluator" by GLJ and attached as Appendix "B" hereto is Form 51-101F3 "Report of Management on Oil and Gas Disclosure", prepared in accordance with the requirements of NI 51-101.

All evaluations of future revenue are stated before the deduction of future income tax expenses (unless otherwise noted in the tables), royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenue contained in the following tables does not necessarily represent the fair market value of reserves associated with the properties owned by the Corporation. There is no assurance that the forecast price and cost assumptions contained in the Reserves Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are summarized in the notes to the following tables. The recovery and reserves estimates for the properties owned by the Corporation described herein are estimates only and there is no guarantee that the estimated reserves will be recovered. The actual reserves for the properties owned by the Corporation may be greater or less than those calculated.

**Reference is made to the "Notes and Definitions to Reserves Data Tables" section following the tables for certain definitions and qualifications of terms used in the tables.**

In the following reserves disclosure, columns may not add due to rounding.

**Summary of Oil and Gas Reserves**
**And Net Present Values of Future Net Revenue**
**As of December 31, 2006**
**Constant Prices and Costs**

***Reserves Data (Constant Prices and Costs)***

| | Natural Gas | | NGLs | |
|---|---|---|---|---|
| | Gross | Net | Gross | Net |
| | *(mmcf)* | *(mmcf)* | *(mbbls)* | *(mbbls)* |
| Proved | | | | |
| Developed producing | 7,108 | 6,132 | 41 | 31 |
| Developed non-producing | 2,492 | 2,050 | 41 | 31 |
| Undeveloped | 1,221 | 1,102 | 5 | 4 |
| Total proved | 10,822 | 9,284 | 87 | 66 |
| Probable | 5,961 | 5,117 | 54 | 39 |
| Total proved plus probable | 16,783 | 14,401 | 141 | 105 |

| | Heavy Oil | | Light and Medium Oil | | Total | |
|---|---|---|---|---|---|---|
| | Gross | Net | Gross | Net | Gross | Net |
| | *(mbbls)* | *(mbbls)* | *(mbbls)* | *(mbbls)* | *(mboes)* | *(mboes)* |
| Proved | | | | | | |
| Developed producing | -- | -- | 0 | 0 | 1,225 | 1,053 |
| Developed non-producing | -- | -- | 28 | 22 | 485 | 395 |
| Undeveloped | -- | -- | 0 | 0 | 208 | 188 |
| Total proved | -- | -- | 28 | 22 | 1,918 | 1,636 |
| Probable | -- | -- | 11 | 9 | 1,058 | 901 |
| Total proved plus probable | -- | -- | 39 | 31 | 2,977 | 2,537 |

***Discounted Cash Flow from Reserves Data (Constant Prices and Costs)***

| | Before Income Taxes Discounted At | | | | |
|---|---|---|---|---|---|
| | 0% | 5% | 10% | 15% | 20% |
| *(000s)* | *($)* | *($)* | *($)* | *($)* | *($)* |
| Proved | | | | | |
| Developed producing | 21,585 | 18,990 | 16,998 | 15,422 | 14,145 |
| Developed non-producing | 8,010 | 6,993 | 6,227 | 5,627 | 5,141 |
| Undeveloped | 1,940 | 1,160 | 609 | 207 | (92) |
| Total proved | 31,535 | 27,143 | 23,834 | 21,256 | 19,194 |
| Probable | 13,683 | 9,762 | 7,126 | 5,272 | 3,921 |
| Total proved plus probable | 45,218 | 36,905 | 30,960 | 26,528 | 23,115 |

| | After Income Taxes Discounted At | | | | |
|---|---|---|---|---|---|
| | 0% | 5% | 10% | 15% | 20% |
| *(000s)* | *($)* | *($)* | *($)* | *($)* | *($)* |
| Proved | | | | | |
| Developed producing | 21,585 | 18,990 | 16,998 | 15,422 | 14,145 |
| Developed non-producing | 8,010 | 6,993 | 6,227 | 5,627 | 5,141 |
| Undeveloped | 1,940 | 1,160 | 609 | 207 | (92) |
| Total proved | 31,535 | 27,143 | 23,834 | 21,256 | 19,194 |
| Probable | 13,683 | 9,762 | 7,126 | 5,272 | 3,921 |
| Total proved plus probable | 45,218 | 36,905 | 30,960 | 26,528 | 23,115 |

**Summary of Oil and Gas Reserves**
**And Net Present Values of Future Net Revenue**
**As of December 31, 2006**
**Forecast Prices and Costs**

***Reserves Data (Forecast Prices and Costs)***

| | Natural Gas | | NGLs | |
|---|---|---|---|---|
| | Gross | Net | Gross | Net |
| | *(mmcf)* | *(mmcf)* | *(mbbls)* | *(mbbls)* |
| Proved | | | | |
| Developed producing | 7,286 | 6,302 | 41 | 32 |
| Developed non-producing | 2,447 | 2,029 | 41 | 31 |
| Undeveloped | 1,210 | 1,093 | 5 | 4 |
| Total proved | 10,942 | 9,424 | 87 | 67 |
| Probable | 5,988 | 5,135 | 55 | 40 |
| Total proved plus probable | 16,930 | 14,559 | 142 | 106 |

| | Heavy Oil | | Light and Medium Oil | | Total | |
|---|---|---|---|---|---|---|
| | Gross | Net | Gross | Net | Gross | Net |
| | *(mbbls)* | *(mbbls)* | *(mbbls)* | *(mbbls)* | *(mboes)* | *(mboes)* |
| Proved | | | | | | |
| Developed producing | -- | -- | -- | -- | 1,256 | 1,082 |
| Developed non-producing | -- | -- | 28 | 22 | 476 | 392 |
| Undeveloped | -- | -- | -- | -- | 207 | 186 |
| Total proved | -- | -- | 28 | 22 | 1,939 | 1,660 |
| Probable | -- | -- | 11 | 9 | 1,064 | 904 |
| Total proved plus probable | -- | -- | 39 | 31 | 3,002 | 2,564 |

***Discounted Cash Flow from Reserves Data (Forecast Prices and Costs)***

| | Before Income Taxes Discounted At | | | | |
|---|---|---|---|---|---|
| | 0% | 5% | 10% | 15% | 20% |
| *(000s)* | *($)* | *($)* | *($)* | *($)* | *($)* |
| Proved | | | | | |
| Developed producing | 30,676 | 26,474 | 23,376 | 20,998 | 19,112 |
| Developed non-producing | 10,815 | 9,369 | 8,308 | 7,488 | 6,834 |
| Undeveloped | 3,777 | 2,579 | 1,751 | 1,157 | 716 |
| Total proved | 45,268 | 38,422 | 33,435 | 29,643 | 26,662 |
| Probable | 22,674 | 16,216 | 12,041 | 9,181 | 7,134 |
| Total proved plus probable | 67,942 | 54,638 | 45,476 | 38,824 | 33,796 |

| | After Income Taxes Discounted At | | | | |
|---|---|---|---|---|---|
| | 0% | 5% | 10% | 15% | 20% |
| *(000s)* | *($)* | *($)* | *($)* | *($)* | *($)* |
| Proved | | | | | |
| Developed producing | 30,676 | 26,474 | 23,376 | 20,998 | 19,112 |
| Developed non-producing | 10,815 | 9,369 | 8,308 | 7,488 | 6,834 |
| Undeveloped | 3,777 | 2,579 | 1,751 | 1,157 | 716 |
| Total proved | 45,268 | 38,422 | 33,435 | 29,643 | 26,662 |
| Probable | 20,412 | 14,575 | 10,818 | 8,249 | 6,408 |
| Total proved plus probable | 65,680 | 52,997 | 44,253 | 37,891 | 33,070 |

## Total Future Net Revenue
## (Undiscounted)
## As of December 31, 2006
## Constant Prices and Costs

| Reserves Category | Revenue (M$) | Royalties (M$) | Operating Costs (M$) | Development Costs (M$) | Well Abandonment Costs (M$) | Future Net Revenue Before Income Taxes (M$) | Income Taxes (M$) | Future Net Revenue After Income Taxes (M$) |
|---|---|---|---|---|---|---|---|---|
| Proved Producing | 48,536 | 6,215 | 19,340 | 830 | 566 | 21,585 | - | 21,585 |
| Proved Developed Nonproducing | 20,273 | 4,009 | 6,593 | 1,576 | 85 | 8,010 | - | - |
| Proved Undeveloped | 8,539 | 816 | 2,528 | 3,194 | 61 | 1,940 | - | - |
| Total Proved | 77,348 | 11,039 | 28,461 | 5,601 | 712 | 31,535 | - | 31,535 |
| Total Probable | 42,755 | 5,910 | 16,159 | 6,818 | 187 | 13,682 | - | - |
| Total Proved Plus Probable | 120,104 | 16,950 | 44,620 | 12,418 | 899 | 45,218 | - | 45,218 |

## Future Net Revenue
## By Production Group
## As of December 31, 2006
## Constant Prices and Costs

| Reserves Category | Production Group | Future Net Revenue Before Income Taxes (discounted at 10%/year) (M$) |
|---|---|---|
| Proved Developed Producing | Light and Medium Crude Oil | 0 |
| | Natural Gas | 16,998 |
| | Total | 16,998 |
| Total Proved | Light and Medium Crude Oil | 431 |
| | Natural Gas | 23,403 |
| | Total | 23,834 |
| Total Proved Plus Probable | Light and Medium Crude Oil | 572 |
| | Natural Gas | 30,388 |
| | Total | 30,960 |

Notes:

(1) Light and medium crude oil includes solution gas and other by-products. Natural gas includes by-products but excludes solution gas from oil wells.

## Total Future Net Revenue
## (Undiscounted)
## As of December 31, 2006
## Forecast Prices and Costs

| Reserves Category | Revenue (M$) | Royalties (M$) | Operating Costs (M$) | Development Costs (M$) | Well Abandonment Costs (M$) | Future Net Revenue Before Income Taxes (M$) | Income Taxes (M$) | Future Net Revenue After Income Taxes (M$) |
|---|---|---|---|---|---|---|---|---|
| Proved Producing | 62,352 | 7,721 | 22,457 | 830 | 668 | 30,676 | - | 30,676 |
| Proved Developed Nonproducing | 24,217 | 4,661 | 7,054 | 1,587 | 100 | 10,815 | - | - |
| Proved Undeveloped | 10,816 | 993 | 2,770 | 3,194 | 80 | 3,778 | - | - |
| Total Proved | 97,385 | 13,375 | 32,282 | 5,612 | 848 | 45,268 | - | 45,268 |
| Total Probable | 56,650 | 7,679 | 19,136 | 6,900 | 261 | 22,674 | - | - |
| Total Proved Plus Probable | 154,035 | 21,055 | 51,418 | 12,512 | 1,109 | 67,942 | 2,262 | 65,680 |

**Future Net Revenue**
**By Production Group**
**As of December 31, 2006**
**Forecast Prices and Costs**

| Reserves Category | Production Group | Future Net Revenue Before Income Taxes (discounted at 10%/year) (M$) |
|---|---|---|
| Proved Developed Producing | Light and Medium Crude Oil | 0 |
| | Natural Gas | 23,376 |
| | Total | 23,376 |
| Total Proved | Light and Medium Crude Oil | 555 |
| | Natural Gas | 32,880 |
| | Total | 33,435 |
| Total Proved Plus Probable | Light and Medium Crude Oil | 723 |
| | Natural Gas | 44,753 |
| | Total | 45,476 |

Notes:
(1) Light and medium crude oil includes solution gas and other by-products. Natural gas includes by-products but excludes solution gas from oil wells.

**Reconciliation of Reserves Changes**

**Reconciliation of Net Reserves**
**by Principal Product Type, Forecast Prices and Costs**

| | Natural Gas | | | NGLs | | | Heavy Oil | | |
|---|---|---|---|---|---|---|---|---|---|
| | Net Proved | Net Probable | Net Proved plus Probable | Net Proved | Net Probable | Net Proved plus Probable | Net Proved | Net Probable | Net Proved plus Probable |
| | (mmcf) | (mmcf) | (mmcf) | (mbbl) | (mbbl) | (mbbl) | (mbbl) | (mbbl) | (mbbl) |
| December 31, 2005 | 5,703 | 1,905 | 7,608 | 22 | 8 | 30 | 17 | 3 | 20 |
| Discoveries | 562 | 814 | 1,376 | 10 | 15 | 25 | | | |
| Extensions | 1,865 | 2,000 | 3,865 | 8 | 9 | 17 | | | |
| Technical Revisions | 1,512 | 109 | 1,620 | 5 | -- | 5 | (17) | (3) | (20) |
| Acquisitions | 1,040 | 310 | 1,350 | 27 | 8 | 35 | | | |
| Dispositions | (7) | (3) | (9) | -- | -- | -- | -- | -- | -- |
| Production | (1,251) | -- | (1,251) | (5) | -- | (6) | -- | -- | -- |
| December 31, 2006 | 9,424 | 5,135 | 14,559 | 67 | 40 | 106 | -- | -- | -- |

| | Light and Medium Oil | | | Total | | |
|---|---|---|---|---|---|---|
| | Net Proved | Net Probable | Net Proved plus Probable | Net Proved | Net Probable | Net Proved plus Probable |
| | (mbbl) | (mbbl) | (mbbl) | (mboe) | (mboe) | (mboe) |
| December 31, 2006 | 12 | 3 | 15 | 1,001 | 331 | 1,332 |
| Discoveries | | | | 103 | 151 | 254 |
| Extensions | | | | 319 | 342 | 661 |
| Technical Revisions | 31 | 9 | 40 | 272 | 24 | 296 |
| Acquisitions | | | | 200 | 60 | 260 |
| Dispositions | (14) | (3) | (17) | (15) | (4) | (19) |
| Production | (7) | -- | (7) | (220) | -- | (220) |
| December 31, 2006 | 22 | 9 | 31 | 1,660 | 904 | 2,564 |

**Reconciliation of Future Net Revenue**

The difference in future net revenue has been estimated by Silverwing and GLJ Petroleum Consultants and discounted at 10% for proved reserves using constant prices and costs as follows:

| | 2006 | |
|---|---|---|
| | Before Tax | After Tax |
| *(000s)* | *($)* | *($)* |
| Estimated future net revenue – beginning of year | 24,763 | 20,286 |
| Sales and transfers of oil and gas produced, net of production costs and royalties | (5,753) | (5,753) |
| Net changes in prices, production costs and royalties related to future production | (11,520) | (11,520) |
| Development costs during the period | 6,714 | 6,714 |
| Changes in previously estimated development costs incurred during the period | (7,621) | (7,621) |
| Extensions and improved recovery | 4,857 | 4,857 |
| Discoveries | 1,724 | 1,724 |
| Acquisitions of reserves | 2,998 | 2,998 |
| Disposition of reserves | 259 | 259 |
| Net change resulting from revisions in quantity estimates | 3,839 | 3,839 |
| Accretion of discount | 2,476 | 2,476 |
| Net change in income taxes | -- | 725 |
| Other | 1,098 | 4,850 |
| Estimated future net revenue – end of year | 23,834 | 23,834 |

The undiscounted future development costs increased by $957,000; with the increase being attributed to the net effect of discoveries and extensions.

**Pricing Assumptions and Forecasts**

*Escalating Prices*

The escalating cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the Reserves Report operating costs are assumed to escalate at 2.0% per annum. Crude oil and natural gas base case prices as forecast by GLJ effective December 31, 2006 are as follows:

**Summary of Pricing and Inflation Rate Assumptions**
**December 31, 2006**
**Forecast Prices**

| | Natural Gas | Oil | | | | | |
|---|---|---|---|---|---|---|---|
| Year | AECO Gas Price | WTI Cushing Oklahoma | Edmonton Par Price 40° API | Hardisty Heavy 12° API | Cromer Medium 29° API | Inflation Rate(1) | Exchange Rate(2) |
| | *(CDN$/mmbtu)* | *(US$/bbl)* | *(CDN$/bbl)* | *(CDN$/bbl)* | *(CDN$/bbl)* | *(%/year)* | *(US$/CDN$)* |
| 2007 | 7.20 | 62.00 | 70.25 | 39.25 | 61.25 | 2.0 | 0.870 |
| 2008 | 7.45 | 60.00 | 68.00 | 40.00 | 59.25 | 2.0 | 0.870 |
| 2009 | 7.75 | 58.00 | 65.75 | 39.75 | 57.25 | 2.0 | 0.870 |
| 2010 | 7.80 | 57.00 | 64.50 | 39.75 | 56.00 | 2.0 | 0.870 |
| 2011 | 7.85 | 57.00 | 64.50 | 40.25 | 56.00 | 2.0 | 0.870 |
| 2012 | 8.15 | 57.50 | 65.00 | 41.50 | 56.50 | 2.0 | 0.870 |
| 2013 | 8.30 | 58.50 | 66.25 | 42.50 | 57.75 | 2.0 | 0.870 |
| 2014 | 8.50 | 59.75 | 67.75 | 43.50 | 59.00 | 2.0 | 0.870 |
| 2015 | 8.70 | 61.00 | 69.00 | 44.25 | 60.00 | 2.0 | 0.870 |

| Year | Natural Gas AECO Gas Price | Oil WTI Cushing Oklahoma | Oil Edmonton Par Price 40° API | Oil Hardisty Heavy 12° API | Oil Cromer Medium 29° API | Inflation Rate(1) | Exchange Rate(2) |
|---|---|---|---|---|---|---|---|
| | *(CDN$/mmbtu)* | *(US$/bbl)* | *(CDN$/bbl)* | *(CDN$/bbl)* | *(CDN$/bbl)* | *(%/year)* | *(US$/CDN$)* |
| 2016 | 8.90 | 62.25 | 70.50 | 45.25 | 61.25 | 2.0 | 0.870 |
| 2017 | 9.10 | 63.50 | 71.75 | 46.00 | 62.50 | 2.0 | 0.870 |
| Thereafter | +2.00%/yr | +2.00%/yr | +2.00%/yr | +2.00%/yr | +2.00%/yr | | |

Notes:

(1) Inflation rates for forecasting prices and costs.

(2) Exchange rates used to generate the benchmark reference prices in this table.

*Constant Prices*

The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Reserves Report. Product prices were not escalated beyond December 31, 2006. In addition, operating and capital costs have not been increased on an inflationary basis. The reference prices are outlined below. These prices are adjusted for quality and transportation in the evaluation by property:

**Summary of Pricing Assumptions**
**as of December 31, 2006**
**Constant Prices**

| Year | Natural Gas AECO Gas Price | Oil WTI Cushing Oklahoma | Oil Edmonton Par Price 40° API | Oil Hardisty Heavy 12° API | Oil Cromer Medium 29° API | Exchange Rate |
|---|---|---|---|---|---|---|
| | *(CDN$/mmbtu)* | *(US$/bbl)* | *(CDN$/bbl)* | *(CDN$/bbl)* | *(CDN$/bbl)* | *(US$/CDN$)* |
| 2007 | 6.07 | 60.85 | 67.58 | 47.62 | 59.47 | 0.8581 |

Notes:

(1) Effective on January 1, 2007, the Alberta royalty tax credit reference was eliminated and has been removed for evaluation purposes as such.

(2) All of the Proved Producing Reserves evaluated in the Reserves Report were on production on or about December 31, 2006.

(3) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the Reserves Report are based were determined in accordance with generally accepted evaluation practices. No field inspections were conducted. Salvage values for facilities and lease reclamation costs have not been included in the Reserves Report. Well abandonment costs associated with all wells assigned reserves have been included in the Reserves Report.

**Actual Prices Received on Production**

Weighted average historical prices realized by Silverwing for the year ended December 31, 2006, were $6.81/Mcf for natural gas, $63.71/bbl for crude oil and natural gas liquids.

**Future Development Costs**

The following table sets forth development costs deducted in the estimation of Silverwing's future net revenue attributable to the reserve categories noted below:

| | Forecast Prices and Costs | | | Constant Prices and Costs Total Proved Reserves | | |
|---|---|---|---|---|---|---|
| Year | Proved Developed Producing Reserves | Total Proved Reserves | Total Proved Plus Probable Reserves | Proved Developed Producing | Total Proved Reserves | Total Proved Plus Probable Reserves |
| 2007 | $830 | $5,365 | $9,838 | $830 | $5,365 | $9,838 |
| 2008 | - | $217 | 2,261 | - | 213 | 2,217 |
| 2009 | - | - | - | - | - | - |
| 2010 | - | - | - | - | - | - |
| 2011 | - | - | - | - | - | - |
| 2012 | - | - | - | - | - | - |
| 2013 | - | - | 383 | - | - | 340 |
| 2014 | - | - | - | - | - | - |
| 2015 | - | - | - | - | - | - |
| 2016 | - | - | - | - | - | - |
| 2017 | - | - | - | - | - | - |
| 2018 | - | - | - | - | - | - |
| additional years | - | $30 | $30 | - | $23 | $23 |
| Total Undiscounted | $830 | $5,612 | $12,512 | $830 | $5,601 | $12,418 |
| Total Discounted at 10% | $791 | $5,311 | $11,555 | $791 | $5,306 | $11,491 |

Silverwing has undeveloped reserves in a number of locations. It is expected that funds will be obtained from internally generated cash flow and by means of equity placements to continue development of the reserves. The interest or other costs of external funding are not included in the reserves and future net revenue estimates, however, they are not expected to be material and will not have a minimal impact on the reserves and future net revenue.

**Undeveloped Reserves**

Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained n the COGE Handbook. The significant majority of the undeveloped reserves are scheduled to be developed within the next two years. The undeveloped reserves are associated primarily with the northeastern British Columbia properties. Some of the productive formations, such as the Notikewin, are low permeability. There are proven undeveloped reserves for locations between known Notikewin producers, which are infill candidates. It is anticipated that this area will be exploited on closer production unit spacings. This requires a government (downspacing) application and approval. While there is no guarantee that Silverwing will be successful, such applications and approvals have been successfully obtained by others on offsetting land.

**Significant Factors or Uncertainties**

Other than the various risks and uncertainties that participants in the oil and gas industry are exposed to generally, Silverwing is unable to identify any important economic factors or significant uncertainties that will affect any particular components of the reserves data disclosed herein. See "Risk Factors".

## Other Oil and Gas Information

### *Oil and Gas Plants*

All of Silverwing's oil and gas assets are located onshore in western Canada. At present, the Corporation has interests in three gas plants:

a) Sirius: The Corporation has a 50% interest in a plant with a capacity of 12 MMcf/d in the Sirius area of British Columbia. The plant is operated by Pengrowth Corporation. This plant ties into the nearby Duke system for transportation to market.
b) North Buick: The Corporation has acquired a 30% interest in a North Buick Creek gas plant operated by Aspect Exploration Ltd. in British Columbia with a plant capacity of 10 MMcf/d. The plant is tied into a nearby Duke Energy Gas Transmission system for gas sales.
c) Beavertail: The Corporation has a gas plant in Beavertail, British Columbia, with a capacity of processing 4 MMcf/d with a 100% working interest. The plant has been tied into the nearby Duke Energy Gas Transmission system for gas sales.

### *Well Summary*

The following table sets forth, on a geographical basis, the total gross and net crude oil and natural gas producing and shut-in wells in which Silverwing had an interest as at December 31, 2006:

| | Oil Wells | | | | Gas Wells | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Producing | | Shut-in | | Producing | | Shut-in | | Total | |
| | Gross | Net | Gross | Net | Gross | Net | Gross | Net | Gross | Net |
| **British Columbia** | | | | | | | | | | |
| Birley | - | - | - | - | 38 | 6.1 | 10 | 0.8 | 48 | 6.9 |
| Beavertail | - | - | - | - | 8 | 5.3 | 4 | 2.0 | 12 | 7.3 |
| Sirius | - | - | - | - | 11 | 9.6 | - | - | 11 | 9.6 |
| Buick Creek | - | - | - | - | 2 | 1.1 | 4 | 2.4 | 6 | 3.5 |
| Umbach | - | - | - | - | - | - | 2 | 1.6 | 2 | 1.6 |
| **Alberta** | | | | | | | | | | |
| Boundary Lake | - | - | - | - | 3 | 1.2 | 2 | 0.8 | 5 | 2.0 |
| Countess | 2 | 1.0 | - | - | - | - | - | - | 2 | 1.0 |
| Strachan[3] | 1 | 0.0 | - | - | - | - | - | - | 1 | 0.0 |
| **Saskatchewan** | | | | | | | | | | |
| Torquay | 1 | 0.8 | - | - | - | - | - | - | 1 | 0.8 |
| **Total** | **4** | **1.8** | | | **62** | **23.3** | **22** | **7.7** | **88** | **32.7** |

Notes:
(1) "Gross" wells mean the number of wells in which Silverwing has an interest.
(2) "Net" wells means the aggregate number of wells obtained by multiplying each gross well by Silverwing's percentage working interest therein.
(3) The Strachan property is a 1% working interest.

***Properties with no Attributed Reserves***

The following table provides information regarding our unproved properties with no attributed reserves to the area as at December 31, 2006.

| | Unproved Properties | | 2007 Expiring |
|---|---|---|---|
| | Gross Acres | Net Acres | Net Acres |
| Greencourt, Alberta | 1,280 | 960 | - |
| Niton, Alberta | 320 | 240 | - |
| Umbach, British Columbia | 5,628 | 3,236 | - |
| Torquay, Saskatchewan | 8,373 | 6,813 | 1,608 |
| Total | 15,601 | 11,249 | 1,608 |

Note:

(1) Unproved Properties have no attributed reserves as of December 31, 2006. Undeveloped acreage within properties where reserves have been booked as of December 31, 2006 has not been included.

***Forward Contracts***

Presently, Silverwing has not hedged prices on the futures market. It is not management's intent to do so at this time. Silverwing does not have any foreign operations and has not engaged in any currency trading.

***Abandonment and Reclamation Costs***

We complete an annual review of our forecast abandonment and site restoration costs. This forecast is done by well and facility and considers the depth of the well, the nature of the production stream and the age of the well/facility and accessibility of the location in assessing the liability.

We also review industry data for similar wells/facilities in the areas in which we operate. As at December 31, 2006, we expect to incur abandonment and reclamation costs for working interests in 36.67 net wells. Our estimated undiscounted asset retirement obligation is estimated to be $5.4 million ($2.6 million using a discount rate of 10 percent) for financial statement purposes; this estimate includes all costs related to well abandonment, pipeline and facilities abandonment, and all related land restoration and reclamation costs. The future net revenues disclosed in this Annual Information Form based on the Reserve Reports contain an allowance for abandonment costs for wells assigned reserves well abandonment without regard to pipeline and facilities abandonment, and related land restoration and reclamation costs. The Reserve Reports deducted $0.9 million (undiscounted) and $0.4 million (10 percent discount using forecast prices and costs for proved reserves) for abandonment costs for wells only in estimating the future net revenue disclosed in this Annual Information Form.

Silverwing estimates a success rate of over 80% for its development program on existing properties. The Tomahawk Project requires wells that are somewhat riskier as the Nisku (deep) wells are higher risk/higher reward targets and the chance of success on these wells could be 25% or lower. Unsuccessful wells will be abandoned immediately (both down hole and surface) following drilling and testing of new wells. The Corporation does not expect to incur any significant abandonment and reclamation costs during the next three years.

For information concerning the accounting treatment of asset retirement obligations see note [4] to our audited financial statements for the year ended December 31, 2006, which note is incorporated herein by reference. Our financial statements are available on SEDAR at www.sedar.com.

***Tax Horizon***

Silverwing has estimated that approximately $69 million of tax pools (net of amounts renounced in respect of Flow-through Shares renounced) are available as at December 31, 2006, of which $59.9 million can be used to offset taxable income with the remainder to be applied against flow through commitments. As at December 31, 2006, the Corporation is obligated to incur $7.4 million of qualifying resources expenditures, pursuant to flow-through share issuances, prior to December 31, 2006. These estimates do not take into account future capital drilling programs and the income that will result from the aforementioned.

| | (in millions) |
|---|---|
| UCC Class 41: | 26.9 |
| COGPE: | 12.8 |
| CEE: | 19.4 |
| CDE: | 5.5 |
| Loss carry forwards: | 1.4 |
| Other: | 3.0 |
| | 69.0 |

Notes:

(1) CEE is based upon CICA accounting guideline 16 that states the tax pools are not reduced as a result of renunciation of eligible expenditures until, therefore the CEE pool will be reduced by $9.1 million in eligible expenditures incurred to December 31, 2006.

Based on the projected revenue/costs and using forecast prices in the GLJ Report, the Corporation is not expected to incur corporate tax for the Total Proved Reserves and is not expected to incur corporate tax until 2009 for Total Proved plus Probable Reserves. On the other hand, the forecasts projected by GLJ may be materially impacted by future renunciations of eligible exploration expense thereby reducing expected date the Corporation's income is taxable to a considerably earlier date.

***Costs Incurred***

During 2006, Silverwing expended considerable funds on the development of the business. Costs include: land acquisition, well drilling, flow lines, surface equipment, gas plants, geological and engineering studies, and office equipment. Capital expended as at December 31, 2006 (an aggregate of $63.1 million) was distributed as follows:

| | ($M) |
|---|---|
| Property acquisition costs: | |
| Proved properties | 7.2 |
| Unproved properties | 6.6 |
| Exploration Costs | 17.8 |
| Development Costs | 31.5 |

*Exploration and Development Activities*

The following table sets forth the gross and net exploratory and development wells in which the Corporation participated in during the years ended December 31, 2006 and 2005:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | **Gross** | **Net** | **Gross** | **Net** |
| **Exploratory** | | | | |
| Natural gas | 16 | 6.7 | 14 | 4.8 |
| Crude oil and NGLs | - | - | - | - |
| Standing/untested | 6 | 5.5 | - | - |
| Standing/untested(3) | 3 | 1.0 | 2 | 0.2 |
| **Total:** | **25** | **13.2** | **16** | **5.0** |
| **Development** | | | | |
| Natural gas | 10 | 1.4 | 10 | 4.9 |
| Crude oil and NGLs | - | - | 2 | 1.0 |
| Standing/untested(3) | 2 | 2.0 | - | - |
| Dry | 1 | 0.4 | - | - |
| **Total:** | **13** | **3.8** | **12** | **5.9** |
| **Total Exploratory and Development** | **38** | **17.0** | **28** | **10.9** |

Notes:

(1) **"Gross"** wells means the number of wells in which we have a working interest or royalty interest that may be converted to a working interest.

(2) **"Net"** wells means the aggregate number of wells obtained by multiplying each gross well by our percentage working interest in the wells.

(3) These wells have been drilled during the 2006 fiscal year and are currently under evaluation to determine the content of the wells, therefore no designation of well type is possible as at this report date.

Silverwing's major development and exploration areas in British Columbia are Birley, Sirius, South Beavertail and North Buick Creek and in Alberta, the major development and exploration areas are Boundary Lake and the Tomahawk Project. Subject to securing sufficient capital resources, the Corporation plans on drilling 7 (2.7 net) wells in the northeastern British Columbia area and 15 (15 net) wells in the Tomahawk area, that include interests in exploration and development.

***Production Estimates***

The following tables provide information regarding production estimated for the first year as reflected in the estimate of future net revenue we disclosed, generally, and on a significant field basis.

**SUMMARY OF PRODUCTION ESTIMATES BY PRODUCTION GROUP**
**TOTAL PROVED RESERVES FOR YEAR 2007 (Constant and Forecast Prices and Costs)**

| Reserves Category | Constant Prices and Costs Net Daily Production | Forecast Prices and Costs Net Daily Production |
|---|---|---|
| Light and Medium Oil (bbls/d) | 15 | 15 |
| Associated and Non-Associated Gas (mcf/d) | 6,021 | 6,017 |
| Natural Gas Liquids (boe/d) | 50 | 50 |
| TOTAL (boe/d) | 1,068 | 1,068 |

## SUMMARY OF PRODUCTION ESTIMATES BY FIELD
## TOTAL PROVED RESERVES FOR YEAR 2007 (Constant and Forecast Prices and Costs)

| | Constant Prices Summary of First Year Production | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Light and Medium Oil | | Heavy Oil | | Natural Gas | | NGLs | | Oil Equivalent | |
| Entity Description | W.I. bbl/d | Net bbl/d | W.I. bbl/d | Net bbl/d | W.I. mcf/d | Net mcf/d | W.I. bbl/d | Net bbl/d | W.I. boe/d | Net boe/d |
| **Proved Producing** | | | | | | | | | | |
| Beavertail/Sirius | 0 | 0 | 0 | 0 | 3,230 | 2,610 | 17 | 13 | 555 | 448 |
| Birley | 0 | 0 | 0 | 0 | 1,112 | 964 | 4 | 3 | 189 | 164 |
| North Buick | 0 | 0 | 0 | 0 | 350 | 251 | 8 | 7 | 67 | 49 |
| Other Properties | 0 | 0 | 0 | 0 | 361 | 251 | 2 | 1 | 62 | 43 |
| ARTC/AGCA Adjustment | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Total: | 0 | 0 | 0 | 0 | 5,053 | 4,077 | 31 | 24 | 874 | 703 |
| **Proved Developed Non-Producing** | | | | | | | | | | |
| Beavertail/Sirius | 0 | 0 | 0 | 0 | 417 | 308 | 2 | 2 | 72 | 53 |
| Birley | 0 | 0 | 0 | 0 | 326 | 248 | 1 | 1 | 56 | 42 |
| North Buick | 0 | 0 | 0 | 0 | 1,162 | 824 | 29 | 21 | 223 | 159 |
| Other Properties | 19 | 15 | 0 | 0 | 73 | 214 | 0 | 0 | 31 | 51 |
| ARTC/AGCA Adjustment | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Total: | 19 | 15 | 0 | 0 | 1,978 | 1,593 | 33 | 24 | 381 | 305 |
| **Proved Undeveloped** | | | | | | | | | | |
| Beavertail/Sirius | 0 | 0 | 0 | 0 | 108 | 87 | 1 | 0 | 19 | 15 |
| Birley | 0 | 0 | 0 | 0 | 329 | 264 | 1 | 1 | 56 | 45 |
| North Buick | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Other Properties | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ARTC/AGCA Adjustment | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Total: | 0 | 0 | 0 | 0 | 437 | 351 | 2 | 1 | 74 | 60 |
| **Total Proved** | | | | | | | | | | |
| Beavertail/Sirius | 0 | 0 | 0 | 0 | 3,755 | 3,005 | 20 | 15 | 645 | 516 |
| Birley | 0 | 0 | 0 | 0 | 1,766 | 1,476 | 6 | 5 | 301 | 251 |
| North Buick | 0 | 0 | 0 | 0 | 1,512 | 1,075 | 37 | 28 | 289 | 207 |
| Other Properties | 19 | 15 | 0 | 0 | 433 | 465 | 3 | 2 | 94 | 94 |
| ARTC/AGCA Adjustment | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Total: | 19 | 15 | 0 | 0 | 7,468 | 6,021 | 66 | 50 | 1329 | 1,068 |
| **Total Probable** | | | | | | | | | | |
| Beavertail/Sirius | 0 | 0 | 0 | 0 | 230 | 185 | 1 | 1 | 40 | 32 |
| Birley | 0 | 0 | 0 | 0 | 87 | 68 | 0 | 0 | 15 | 11 |
| North Buick | 0 | 0 | 0 | 0 | 140 | 93 | 3 | 3 | 27 | 18 |
| Other Properties | 0 | 0 | 0 | 0 | 287 | 205 | 6 | 4 | 54 | 38 |
| ARTC/AGCA Adjustment | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Total: | 0 | 0 | 0 | 0 | 744 | 551 | 11 | 8 | 135 | 100 |
| **Total Proved plus Probable** | | | | | | | | | | |
| Beavertail/Sirius | 0 | 0 | 0 | 0 | 3,986 | 3,190 | 21 | 16 | 685 | 547 |
| Birley | 0 | 0 | 0 | 0 | 1,854 | 1,544 | 7 | 5 | 316 | 263 |
| North Buick | 0 | 0 | 0 | 0 | 1,653 | 1,168 | 41 | 31 | 316 | 225 |
| Other Properties | 19 | 15 | 0 | 0 | 720 | 670 | 9 | 6 | 148 | 133 |
| ARTC/AGCA Adjustment | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Total: | 19 | 15 | 0 | 0 | 8,212 | 6,572 | 77 | 57 | 1,465 | 1,168 |

**Forecast Prices Summary of First Year Production**

| Entity Description | Light and Medium Oil W.I. bbl/d | Light and Medium Oil Net bbl/d | Heavy Oil W.I. bbl/d | Heavy Oil Net bbl/d | Natural Gas W.I. mcf/d | Natural Gas Net mcf/d | NGLs W.I. bbl/d | NGLs Net bbl/d | Oil Equivalent W.I. boe/d | Oil Equivalent Net boe/d |
|---|---|---|---|---|---|---|---|---|---|---|
| **Proved Producing** | | | | | | | | | | |
| Beavertail/Sirius | 0 | 0 | 0 | 0 | 3,230 | 2,609 | 17 | 13 | 555 | 448 |
| Birley | 0 | 0 | 0 | 0 | 1,109 | 963 | 4 | 3 | 189 | 164 |
| North Buick | 0 | 0 | 0 | 0 | 348 | 250 | 8 | 7 | 66 | 48 |
| Other Properties | 0 | 0 | 0 | 0 | 361 | 251 | 2 | 1 | 62 | 43 |
| ARTC/AGCA Adjustment | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Total: | 0 | 0 | 0 | 0 | 5,047 | 4,074 | 31 | 24 | 873 | 703 |
| **Proved Developed Non-Producing** | | | | | | | | | | |
| Beavertail/Sirius | 0 | 0 | 0 | 0 | 417 | 308 | 2 | 2 | 72 | 53 |
| Birley | 0 | 0 | 0 | 0 | 325 | 247 | 1 | 1 | 56 | 42 |
| North Buick | 0 | 0 | 0 | 0 | 1,161 | 823 | 29 | 21 | 223 | 159 |
| Other Properties | 19 | 15 | 0 | 0 | 73 | 214 | 0 | 0 | 31 | 51 |
| ARTC/AGCA Adjustment | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Total: | 19 | 15 | 0 | 0 | 1,976 | 1,592 | 33 | 24 | 381 | 305 |
| **Proved Undeveloped** | | | | | | | | | | |
| Beavertail/Sirius | 0 | 0 | 0 | 0 | 108 | 87 | 1 | 0 | 19 | 15 |
| Birley | 0 | 0 | 0 | 0 | 329 | 264 | 1 | 1 | 56 | 45 |
| North Buick | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Other Properties | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ARTC/AGCA Adjustment | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Total: | 0 | 0 | 0 | 0 | 437 | 351 | 2 | 1 | 74 | 60 |
| **Total Proved** | | | | | | | | | | |
| Beavertail/Sirius | 0 | 0 | 0 | 0 | 3,755 | 3,004 | 20 | 15 | 645 | 516 |
| Birley | 0 | 0 | 0 | 0 | 1,762 | 1,475 | 6 | 5 | 300 | 251 |
| North Buick | | | | | 1,509 | 1,073 | 37 | 28 | 289 | 207 |
| Other Properties | 19 | 15 | 0 | 0 | 433 | 465 | 3 | 2 | 94 | 94 |
| ARTC/AGCA Adjustment | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Total: | 19 | 15 | 0 | 0 | 7,460 | 6,017 | 66 | 50 | 1,328 | 1,068 |
| **Total Probable** | | | | | | | | | | |
| Beavertail/Sirius | 0 | 0 | 0 | 0 | 230 | 185 | 1 | 1 | 40 | 32 |
| Birley | 0 | 0 | 0 | 0 | 87 | 68 | 0 | 0 | 15 | 11 |
| North Buick | | | | | 140 | 93 | 3 | 3 | 27 | 18 |
| Other Properties | 0 | 0 | 0 | 0 | 287 | 205 | 6 | 4 | 54 | 38 |
| ARTC/AGCA Adjustment | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Total: | 0 | 0 | 0 | 0 | 744 | 551 | 11 | 8 | 135 | 100 |
| **Total Proved plus Probable** | | | | | | | | | | |
| Beavertail/Sirius | 0 | 0 | 0 | 0 | 3,986 | 3,189 | 21 | 16 | 685 | 547 |
| Birley | 0 | 0 | 0 | 0 | 1,850 | 1,542 | 7 | 5 | 315 | 262 |
| North Buick | | | | | 1,649 | 1,167 | 41 | 31 | 316 | 225 |
| Other Properties | 19 | 15 | 0 | 0 | 720 | 670 | 9 | 6 | 148 | 133 |
| ARTC/AGCA Adjustment | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Total: | 19 | 15 | 0 | 0 | 8,204 | 6,568 | 77 | 57 | 1,463 | 1,167 |

*Production History*

The following tables summarize certain information in respect of production, product prices we received, royalties paid, operating expenses and resulting netback for the periods indicated below:

| | Quarter Ended | | | | 2006 |
|---|---|---|---|---|---|
| | 2006 | | | | Year Ended December 31 |
| | Dec. 31 | Sept. 30 | June 30 | Mar. 31 | |
| **Average Daily Production**[1] | | | | | |
| Light and Medium Crude Oil and NGLs (bbls/d) | 32 | 36 | 44 | 43 | 39 |
| Gas (mcf/d) | 2,480 | 2,936 | 5,347 | 5,726 | 4,134 |
| Combined (boe/d) | 445 | 525 | 935 | 997 | 728 |
| **Average Price Received** | | | | | |
| Light and Medium Crude Oil and NGLs ($/bbl) | 57.06 | 75.47 | 83.43 | 61.65 | 63.71 |
| Gas ($/mcf) | 7.69 | 6.01 | 6.02 | 7.45 | 6.81 |
| Combined ($/boe)[4] | 46.95 | 38.77 | 38.36 | 45.07 | 42.05 |
| **Royalties Paid** | | | | | |
| Light and Medium Crude Oil and NGLs ($/bbl) | 13.07 | 6.06 | 17.80 | 16.56 | 13.79 |
| Gas ($/mcf) | 2.07 | 0.92 | 1.82 | 1.56 | 1.61 |
| Combined ($/boe) | 11.59 | 5.16 | 10.45 | 8.97 | 9.16 |
| **Production Costs**[2] | | | | | |
| Light and Medium Crude Oil and NGLs ($/bbl) | 13.67 | 13.97 | 18.91 | 18.96 | 16.73 |
| Gas ($/mcf) | 2.17 | 2.13 | 1.94 | 1.79 | 1.95 |
| Combined ($/boe) | 12.11 | 11.91 | 11.10 | 10.26 | 11.11 |
| **Net Back Received**[3] | | | | | |
| Light and Medium Crude Oil and NGLs ($/bbl) | 10.16 | 9.99 | 12.25 | 17.69 | 13.11 |
| Gas ($/mcf) | 3.45 | 2.96 | 2.25 | 4.04 | 3.18 |
| Combined ($/boe) | 23.25 | 21.70 | 16.81 | 25.84 | 21.78 |

**Notes:**

(1) Before deduction of royalties.

(2) Operating expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.

(3) Netbacks are calculated by subtracting royalties, operating costs and transportation costs from revenues.

(4) The combined price per boe includes other production income not included in the sales price stated for each product, but does not include interest income.

**Year Ended December 31, 2006**

| Area | Oil and NGL's (bbls) | Natural Gas (Mcf) | boe | boe/d |
|---|---|---|---|---|
| Birley | 3,294 | 610,357 | 105,020 | 288 |
| Sirius | 4,164 | 734,601 | 126,597 | 347 |
| Other * | 6,653 | 164,074 | 33,999 | 93 |
| **TOTAL** | **14,111** | **1,509,032** | **265,616** | **728** |
| * Other: | | | | |
| Countess | 5,546 | 10,594 | 7,312 | 20 |

**Year Ended**
**December 31, 2006**

| Area | Oil and NGL's (bbls) | Natural Gas (Mcf) | boe | boe/d |
|---|---|---|---|---|
| Beavertail [1] | 25 | 58,122 | 9,712 | 26 |
| Boundary Lake [1] | 508 | 92,611 | 15,943 | 44 |
| Skiff [2] | 307 | 905 | 458 | 1 |
| Strachan | - | 1,842 | 307 | 1 |
| Torquay | 267 | - | 267 | 1 |
| **TOTAL** | 6,653 | 164,074 | 33,999 | 93 |

**Notes:**

(1) The Boundary Lake and Beavertail areas commenced production in the third and fourth quarter of 2006, respectively.

(2) The Skiff property area was disposed the second quarter of 2006.

## DESCRIPTION OF CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares, of which 33,826,150 Common Shares are issued and outstanding as fully paid and non-assessable as of the date hereof. Performance Warrants in the amount of 3,800,000 have been issued and may be exercised to acquire 3,800,000 Common Shares upon meeting the requirement of a change in the control of the Company. Warrants to purchase 10,637,500 Common Shares for a period of 18 months expiring February 22, 2008, were issued in connection with the Corporation's initial public offering. The Corporation is authorized to issue an unlimited number of preferred shares, none of which are issued and outstanding. In addition, the Corporation has granted 1,540,000 options to purchase Common Shares as of December 31, 2006.

### Common Shares

Holders of Common Shares are entitled to dividends if, as and when declared by the directors, to receive notice of and to attend all meetings of shareholders and to exercise one vote for each Common Share held, and are entitled upon liquidation, dissolution or winding-up to receive on a *pro rata* basis such assets of the Corporation as are distributable to the holders of Common Shares.

## MARKET FOR SECURITIES

The following table provides information regarding price ranges and volumes traded for our common shares on the TSX Venture Exchange for the periods indicated.

| Period | Price Range ($) | | Trading |
|---|---|---|---|
| | High | Low | Volume |
| **2006** | | | |
| August 22 - 31 | 1.95 | 1.52 | 1,310,112 |
| September | 1.90 | 1.58 | 459,520 |
| October | 1.60 | 1.00 | 2,843,289 |
| November | 1.50 | 1.10 | 1,097,765 |
| December | 1.30 | 1.03 | 1,496,122 |

## ESCROWED SECURITIES

Pursuant to an agreement (the "**Escrow Agreement**") among the Corporation, Valiant Trust Corporation (the "**Trustee**") and certain of the current shareholders of the Corporation (including all of the directors and officers who hold Common Shares), the following securities of the Corporation are held in escrow:

| Designation of Class Held in Escrow | Number of Securities [1] | Percentage of Class |
|---|---|---|
| Common Shares | 1,605,562 | 4.75% |
| Share Purchase Warrants | 241,313 | 2.27% |
| Options | 1,048,126 | 68.06% |
| Performance Warrants | 2,666,250 | 70.16% |

Notes:

(1) Such Common Shares and options to purchase securities are held by officers and directors of the Corporation and their respective associates and affiliates.

A total of 1,755,093 Common Shares, 1,397,500 Options and 3,555,000 Performance Shares were originally deposited into escrow in connection with the Corporation's initial public offering 50% of such securities have been released in accordance with the terms of the escrow. The remaining 50% of such securities will be released from escrow in two 25% tranches on August 22, 2007 and February 22, 2008.

## DIRECTORS AND OFFICERS

The name, municipality of residence, age and position held with the Corporation of each of the directors and officers of the Corporation are as follows:

| Name and Municipality of Residence | Age | Position Held | Full-time/ Part-time with the Issuer | Employee/ Contractor | Number of Common Shares Held (Percentage of Common Shares) |
|---|---|---|---|---|---|
| Oleh Wowkodaw[3] Calgary, Alberta | 51 | President, CEO and Director | Full-time | Employee | Common shares 410,435 (1.21%) |
| Terry O'Connor Calgary, Alberta | 67 | Senior VP, Business Development and Director | Full-time | Employee | Common shares 194,751 (0.58%) |
| Derek J. Lowe[4] Calgary, Alberta | 47 | Director | N/A | N/A | Common shares 401,901 (1.19%) |
| Drew Tumbach[1][2][3][4] Calgary, Alberta | 48 | Director | N/A | N/A | Common shares 150,000 (0.44%) |
| Robert Wagemakers[1][2][4] Calgary, Alberta | 50 | Director | N/A | N/A | Common shares 461,126 (1.36%) |
| Geoff Waterman[1][2][3][4] Toronto, Ontario | 49 | Director | N/A | N/A | Common shares 17,300 (0.05%) |
| Martin D. Rude Calgary, Alberta | 50 | VP Finance and CFO | Full-time | Employee | Common shares 143,000 (0.42%) |

| Name and Municipality of Residence | Age | Position Held | Full-time/ Part-time with the Issuer | Employee/ Contractor | Number of Common Shares Held (Percentage of Common Shares) |
|---|---|---|---|---|---|
| Andre R. Brisson Calgary, Alberta | 53 | VP Exploration | Full-time | Employee | Common shares 164,320 (0.49%) |
| Michael R. Carlson Calgary, Alberta | 49 | VP Engineering | Full-time | Employee | Common shares 3,000 (0.01%) |
| David K. Gibson Calgary, Alberta | 48 | VP Operations | Full-time | Employee | Common shares 132,367 (0.39%) |
| F.G. (Rick) Young Calgary, Alberta | 66 | Director of Exploration | Full-time | Employee | Common shares 126,520 (0.37%) |
| Scott Reeves Calgary, Alberta | 37 | Corporate Secretary | N/A(5) | N/A(5) | Common shares 19,223 (0.06%) |

Notes:
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of Technical Committee.
(4) Independent Director.
(5) Mr. Reeves is currently a partner of TingleMerrett LLP, the Corporation's current legal counsel.

As of the date thereof, the term of office of all directors will expire at the next annual meeting of the shareholders of the Corporation. Mr. Wowkodaw has served as a director of the Corporation since May 28, 2002: Mr. O'Connor has served as director since November 27, 2002. Messrs. Wagemakers and Lowe were appointed to the Board on March 15, 2003. Messrs. Waterman and Tumbach were appointed to the Board on June 30, 2004 and June 7, 2004 respectively.

The officers and directors, as a group, together with their respective associates and affiliates, currently hold, directly or indirectly, or exercise control or direction over $2.2 million Common Shares. The officers and directors, as a group, together with their respective associates and affiliates, will hold, directly or indirectly, or exercise control or direction over, 6.57% of the outstanding Common.

**Corporate Cease Trade Orders or Bankruptcies**

None of the director or officer of the Corporation, or to the best of the Corporation's knowledge, shareholder holding a sufficient number of securities of the Corporation to materially affect the control of the Corporation is, as of the date hereof or has been, within the 10 years preceding the date hereof, a director or officer of any issuer that, while that person was acting in that capacity:

(i) was the subject of a cease trade or similar order, or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

**Personal Bankruptcies**

None of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially the control of the Corporation, has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or being subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

**Penalties or Sanctions**

None of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially the control of the Corporation has, within the last 10 years, has been subject to (i) any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered a settlement agreement with a Canadian securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered to be important to a reasonable investor making an investment decision.

**Conflicts**

There are potential conflicts of interest to which the directors and officers of the Corporation will be subject in connection with the operations of the Corporation. In particular, certain of the directors and officers of the Corporation are involved in managerial and/or director positions with other oil and gas companies, partnerships or other entities whose operations may, from time to time, be in direct competition with those of the Corporation or with entities that may, from time to time, provide financing to, or make equity investments in, competitors of the Corporation. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

## AUDIT COMMITTEE INFORMATION

**Audit Committee Mandate and Terms of Reference**

The Mandate and Terms of Reference of the Audit Committee of the board of director's is attached hereto as *Schedule C*. The members of the Audit Committee are Drew Tumbach (Chair), Robert Wagemakers and Geoff Waterman.

**Composition of the Audit Committee**

The members of the Audit Committee are all independent and all are financially literate (in accordance with Multilateral Instrument 52-110). We have adopted the definition of "independence" as set out in Sections 1.4 and 1.5 of Multilateral Instrument 52-110 Audit Committees. The relevant education and experience of each Audit Committee member is outlined below.

**Relevant Education and Experience**

Mr. Tumbach has over 20 years experience in the oil and gas sector. He is currently Vice President, Land and Contracts with Duvernay Oil Corp. since 2001; prior thereto Mr. Tumbach was Vice President, Land and Contracts with Anadarko Canada Corp from 2000-2001; prior thereto he was Vice President, Land with Berkley Petroleum Corp from 1995-2000; prior thereto Mr. Tumbach was Regional Landman with Petro-Canada from 1984-1995. Mr. Tumbach graduated from the University of Calgary with a BComm degree and is a member of the Canadian Association of Petroleum Landmen.

Mr. Wagemakers has over 32 years experience in the oil and gas sector. He was a founding shareholder of Silverwing and is currently Vice President, Marketing with Nabors Drilling. Prior to his present position, Mr. Wagemakers was Vice President, Operations with Command Drilling from 2000-2001; prior thereto he was

President of Partner Rentals from 1997-2000; prior thereto Mr. Wagemakers held various management positions with a number of drilling companies. He is also a Director of Black Diamond Income Fund, a public oilfield services rental company.

Mr. Waterman has over 12 years experience in the oil and gas sector. He is currently Vice President, Newmont Mining Corporation of Canada Limited, responsible for their oil and gas operations. Prior to his present position, Mr. Waterman was Vice President, Franco-Nevada Oil and Gas (a division of Franco-Nevada Mining Corporation Limited) a TSE listed gold mining company from 1999-2001; prior thereto he was the Controller and Land Manager from 1995-1999; prior thereto he was the Controller for both Franco-Nevada Mining Corporation and Euro-Nevada Mining Corporation, also a TSE listed gold mining company, from 1992-1995: prior thereto he was an auditor with Coopers & Lybrand from 1988-1992. He is a member of the Canadian Association of Petroleum Landmen, Canadian Heavy Oil Association and the Rocky Mountain Mineral Law Foundation.

**Pre Approval of Policies and Procedures**

The Audit Committee must pre-approve all non-audit services to be provided to us and our subsidiary entities by the external auditors. The Audit Committee may delegate to one or more members the authority to pre-approve non-audit services, provided that the member report to the Audit Committee at the next scheduled meeting such pre-approval and the member comply with such other procedures as may be established by the Audit Committee from time to time.

**External Auditor Service Fees**

***Audit Fees***

The aggregate fees billed by our external auditor in each of the last two fiscal years for audit services were $217,500 in 2006 and $91,400 in 2005.

**Audit and Related Fees**

The aggregate fees billed in each of the last two fiscal years for assurance related services by our external auditor that are reasonably related to the performance of the audit or review of our financial statements that are not reported under "Audit Fees" above were $73,200 in 2006 and $70,100 in 2005.

**Tax Fees**

The aggregate fees billed in each of the last two fiscal years for professional services rendered by our external auditor for tax compliance, tax advice and tax planning were $7,200 in 2006 and $2,000 in 2005.

**All Other Fees**

The aggregate fees billed in each of the last two fiscal years for products and services provided by our auditors, other than services reported above, were $81,600 in 2006 and nil in 2005. The fees are primarily attributed to assurance engagements and due diligence related to corporate financing activities

## DIVIDEND RECORD AND POLICY

The Corporation has not declared or paid any dividends since its incorporation. Any decision to pay dividends on its Common Shares will be made by the Board of Directors on the basis of the Corporation's earnings, financial requirements and other conditions existing at such future time.

## LEGAL PROCEEDINGS

There are no legal proceedings material to the Corporation to which the Corporation is a party or of which any property of the Corporation is the subject matter, and the Corporation is not aware of any such proceedings that are contemplated or pending.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our directors or executive officers, any of our shareholders who beneficially owns, directly or indirectly, or exercises control or direction over more than 10 percent of our outstanding common shares, or any known associate or affiliate of such persons in any transactions within our three most recently completed financial years or during the current financial year which has materially affected, or would materially affect us or a subsidiary.

## TRANSFER AGENT AND REGISTRAR

Valiant Trust Corporation, at its principal offices in Calgary, Alberta, is the registrar and transfer agent for the Common Shares and Warrants of the Corporation.

## MATERIAL CONTRACTS

The only material contracts entered into by the Corporation or on its behalf since incorporation, other than contracts in the ordinary course of business, was the Escrow Agreement among the Corporation, the Trustee and certain shareholders of the Corporation, described under the heading "Escrowed Securities".

Copies of these agreements may be viewed on SEDAR at www.sedar.com.

## INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, we made under National Instrument 51-102 during, or related to, our most recently completed financial year other than GLJ, our independent engineering evaluator, and KPMG LLP, our auditors. None of the principals of GLJ had any registered or beneficial interests, direct or indirect, in any of our securities or other property or of our associates or affiliates either at the time they prepared the statement, report or valuation prepared by them, at any time thereafter or to be received by them. KPMG LLP is independent in accordance with the auditors' rules of professional conduct in Canada.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as our director, officer or employee or of any of our associates or affiliates except for Scott Reeves, our Corporate Secretary, is a partner at TingleMerrett LLP, which law firm renders legal services to us.

## ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under our equity compensation plans is contained in our information circular for the most recent annual meeting of shareholders that involved the election of directors. Additional financial information about us is provided in our financial statements and management's discussion and analysis for the year ended December 31, 2006 and may be found on SEDAR at www.sedar.com.

## RISK FACTORS

*We are engaged in the exploration, development, production and acquisition of crude oil and natural gas. These activities involve a number of risks and uncertainties inherent in the industry, some of which are summarized below. Additional risks and uncertainties that our management may be unaware of, or that they determine to be immaterial may also become important factors which affect us. As a result, an investment in our common shares is speculative. An investor should consider carefully the risk factors set out below and consider all other information contained herein and in our other public filings before making an investment decision.*

**Exploration, Development and Production Risks**

Oil and natural gas exploitation involves a high degree of risk and there is no assurance that expenditures made on future exploration by the Corporation will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The Corporation currently has a limited number of specific identified exploitation and development prospects. Management will continue to evaluate prospects on an ongoing basis in a manner consistent with industry standards and their past practices. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that the Corporation will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. Investors are advised that a substantial amount of capital funds raised to date has been spent on the capital program and as such there is no assurance that the Corporation will be able to obtain financing for further exploration and development.

Future oil and gas exploitation may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploitation, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

There is no guarantee that the Corporation will be able to gain surface access to its minerals holdings. The Corporation may have to incur costs for directional services to move surface leases. Reasons for surface constraints vary from landowner concerns to environmental restrictions.

**Insurance**

The Corporation's involvement in the exploration for and development of oil and gas properties may result in the Corporation becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although the Corporation has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances, be insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Corporation. The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Corporation's financial position, results of operations or prospects.

**Prices, Markets and Marketing of Crude Oil and Natural Gas**

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of the Corporation. World prices for oil and natural gas have fluctuated widely in

recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of the Corporation's oil and gas reserves. The Corporation might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Corporation's future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to the Corporation are in part determined by the borrowing base of the Corporation. A sustained material decline in prices from historical average prices could limit or reduce the Corporation's borrowing base, therefore reducing the bank credit available to the Corporation, and could require that a portion of any existing bank debt of the Corporation be repaid.

In addition to establishing markets for its oil and natural gas, the Corporation must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control. The Corporation will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by the Corporation. The ability of the Corporation to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Corporation will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. The Corporation has limited direct experience in the marketing of oil and natural gas.

**Substantial Capital Requirements; Liquidity**

The Corporation anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. The Corporation may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations or sales of assets will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available or sales of assets, that it will be on terms acceptable to the Corporation. Moreover, future activities may require the Corporation to alter its capitalization significantly. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's financial condition, results of operations or prospects.

**Competition**

The Corporation will actively compete for reserve acquisitions, exploitation leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Corporation. The Corporation's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. The Corporation's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Corporation.

Certain of the Corporation's customers and potential customers will themselves be exploring for oil and natural gas, and the results of such exploration efforts could affect the Corporation's ability to sell or supply oil or gas to these customers in the future. The Corporation's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

**Environmental Risks**

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions, and federal, provincial and municipal

laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require the Corporation to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects.

The government has changed the regulatory landscape greatly as a consequence of the sour gas issue. Government mandated requirements represent a very significant amount of work for what Silverwing believes is generally accepted within the industry to be an extremely rare occurrence. One of the most significant issues in the past related to when to ignite a blow-out. Destroying a drilling rig was, in the past, such a sufficiently large expenditure that only the most senior officers (of what was often a foreign parent company) could authorize ignition. The regulations now give clear guidelines as to when field staff must ignite a blow-out and companies are now required to sign off on this authorization in advance. Accurately calculating the dispersion of the sour gas is also very technically challenging and has been the subject of intense debate

**Reserve Replacement**

The Corporation's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on the Corporation successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Corporation's reserves will depend not only on the Corporation's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that the Corporation's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

**Reliance on Operators and Key Employees**

The Corporation may not be the operator of certain oil and gas properties in which it acquires an interest. To the extent the Corporation is not the operator of its oil and gas properties, the Corporation will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of the Corporation will be largely dependent upon the performance of its management and key employees. The Corporation does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on the Corporation.

**Shortages of Qualified Personnel**

Western Canada, and in particular the oil and gas sector, has had and continues to have a shortage of skilled labour and other qualified personnel which has resulted in inflationary pressure within the oil and gas service industry. New oil and gas projects in the area will only make it more difficult for the Corporation to find and hire all the employees it may require to work. The Corporation is continuously seeking ways to hire the personnel it needs, including project managers, trades people and other employees with the required skills. The Corporation believes the labour shortage will continue to be a challenge for everyone in the oil and gas industry in western Canada for the foreseeable future and that carrying out the services of exploration and development of oil and gas properties will continue to be expensive due to inflationary pressures of the shortage of qualified personnel The inability to retain or recruit skilled personnel could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

**Corporate Matters**

To date, the Corporation has not paid any dividends on its outstanding Common Shares. Certain of the directors and officers of the Corporation are involved in managerial and/or director positions of other oil and gas companies, partnerships or other entities involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers, managers or directors of the Corporation and as officers and directors of such other companies, partnerships or other entities. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the ABCA. See "Interest of Management and Others in Material Transactions".

**Permits and Licenses**

The operations of the Corporation may require licenses and permits from various governmental authorities. There can be no assurance that the issuer will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

**Additional Funding Requirements**

The Corporation's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Corporation may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Corporation's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation's ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation's funds from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on favourable terms.

**Issuance of Debt**

From time to time, the Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. Neither the Corporation's articles of incorporation nor its by-laws limit the amount of indebtedness that the Corporation may incur. The level of the Corporation's indebtedness from time to time could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

**Availability of Drilling Equipment and Access Restrictions**

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities. In addition, some locations are "winter access" only areas that are unfeasible to explored and develop during non-winter months due to poor road conditions or lack of road access related to the remoteness of the areas.

**Kyoto Protocol**

Canada is in the process of evaluating if the Country is to be a signatory to the United Nations Framework Convention on Climate Change and if they are to ratify the Kyoto Protocol established thereunder. The Kyoto Protocol, which is a internationally recognized and developed program, has been created to set legally binding targets in an attempt to reduce global emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Silverwing's exploration and production facilities and other operations and activities will emit a small amount of greenhouse gases which may subject Silverwing to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for the various industrial activities, including

oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those contained in Alberta's *Climate Change and Emissions Management Act*, may require the reduction of emissions or emissions intensity produced by the Corporation's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of the Corporation. To date legislation regarding greenhouse gases is being discussed by Members of Parliament and either the Kyoto Protocol or other analogous framework with emissions targets is expected to be phased in over time upon ratification of the aforementioned.

**Tax Treatment of Flow-through Shares**

The tax treatment applicable with respect to oil and gas activities and flow-through shares constitutes a major factor when considering an investment in the Flow-through Shares. There is no guarantee that the taxation laws and regulations and the current administrative practices of both the federal and provincial tax authorities will not be amended or construed in such a way that the tax considerations for a subscriber holding Flow-through Shares will not be altered, and moreover there is no guarantee that there will not be any differences of opinion between the federal and provincial tax authorities with respect to the tax treatment of the Flow-through Shares and the activities contemplated by the Corporation's exploration and development programs. See "Canadian Federal Income Tax Considerations".

The Flow-through Shares are designed for investors whose income is subject to high marginal tax rates. The right to deduct CCEE accrues to the initial purchaser of Shares and is not transferable. No guarantee can be given that Canadian tax laws will not be amended, that the amendments announced with respect to such laws will be adopted or that the current administrative practices of the tax authorities will not be modified. In addition, there is no guarantee that the projected tax deductions will be accepted by the Canada Revenue Agency. Consequently, the tax considerations for subscribers holding or selling Flow-through Shares may be fundamentally altered. See "Canadian Federal Income Tax Considerations".

There is no guarantee that an amount equal to the Flow-through Funds will be expended on or prior to December 31, 2007 as Qualifying Expenditures resulting in the deductions described under "Canadian Federal Income Tax Considerations".

**If the Corporation does not expend an amount equal to the proceeds from the sale of the Flow-through Shares so as to incur Qualifying Expenditures prior to December 31, 2007, the Corporation will be required to effectively restate the amount of expenses that it has renounced in favour of the investors and the investors will be reassessed by the CRA and will lose certain of the tax benefits from which they would have benefited. The renounced Qualified Expenditures may not be transferred to persons other than the initial subscribers.**

## INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. All current legislation is a matter of public record and the Corporation is unable to predict what additional legislation or amendments may be enacted.

**Canadian Government Regulation**

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of the Corporation in a manner materially different than they would affect other oil and gas companies of similar size.

**Pricing and Marketing – Oil**

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the NEB. Any oil export to be made

pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

**Pricing and Marketing – Natural Gas**

In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 $m^3$/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

**The North American Free Trade Agreement**

On January 1, 1994, NAFTA became effective among the governments of Canada, the United States of America and Mexico. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States of America or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

**Royalties and Incentives**

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

Regulations made pursuant to the *Alberta Mines and Minerals Act* provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 $m^3$ exemption is available to production from a well that has not produced for a 12 month period, if resuming production after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1,000,000). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Producers of oil and natural gas in the province of British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), the quantity of oil produced in a month and the value of the oil. Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid by the Corporation to the provincial governments. In Alberta, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties in 2006 and was removed thereafter. Both of these incentives had the effect of increasing the net income of the Corporation. In British Columbia a PST exemption program is in place on production machinery and equipment used in the exploration of oil and gas.

**Land Tenure**

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments.

Oil and natural gas access locations in can also be privately owned and rights to explore for and produce such oil and natural gas may be granted by lease on such terms and conditions as may be negotiated with the land owners to gain access by negotiations with land owners or by means of arbitration through provincial bodies and the land owner. Ultimate success to gain access to oil and gas reserve prospects is not guaranteed due to the balancing of the rights of surface land owners related to environmental concerns and the land owners' use of the property.

**Canadian Environmental Regulation**

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites are abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties.

In Alberta, environmental compliance has been governed by the Environmental Protection and Enhancement Act (Alberta) (the "AEPEA") since September 1, 1993. In addition to replacing a variety of older statutes which related to environmental matters, the AEPEA also imposes certain new environmental responsibilities on oil and natural gas operators in Alberta and in certain instances also imposes greater penalties for violations.

British Columbia's *Environmental Assessment Act* became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process which contemplates public participation in the environmental review.

## SCHEDULE A

## REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE IN FORM 51-101 F3

Management of Silverwing Energy Ltd. (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

(ii) the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The reports of the independent qualified reserves evaluators are presented below.

The Technical Committee of the board of directors of Silverwing has

(c) reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(d) met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(e) reviewed the reserves data with management and the independent qualified reserves evaluators.

The Technical Committee of the board of directors of the Company has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Technical Committee, approved

(f) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(g) the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(h) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "*Oleh Wowkodaw*"
Oleh Wowkodaw
President and Chief Executive Officer

(signed) "*Martin D. Rude*"
Martin D. Rude
Vice President, Finance and Chief Financial Officer

March 27, 2007

## SCHEDULE B

## REPORT ON RESERVES DATA IN FORM 51-101 F2

To the board of directors of Silverwing Energy Inc. (the "**Company**"):

1. We have evaluated the Company's reserves data as at December 31, 2006. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserve quantities estimated as at December 31, 2006 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us as of December 31, 2006, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management and Board of Directors:

| Independent Qualified Reserves Evaluator or Auditor | Description and Preparation Date of Evaluation Report | Location of Reserves (Country or Foreign Geographic Area) | Net Present Value of Future Net Revenue (before income taxes 10% discount rate) | | | |
|---|---|---|---|---|---|---|
| | | | Audited ($M) | Evaluated ($M) | Reviewed ($M) | Total ($M) |
| GLJ Petroleum Consultants | January 10, 2007 | Canada | | 45,476 | | 45,476 |

Notes:

(1) This amount should be disclosed by *reporting issuer* in its statement of *reserves data* filed under item *1 of section 2.1 of NI 51-101*, as its *future net revenue* (before deducting *future income tax expenses)* attributable to *proved* plus *probable reserves*, estimated using *forecast prices* and *costs* and calculated using a discount rate of 10 percent (required by section 2 of Item 2.2 of *Form 51-101F1).*

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

GLJ Petroleum Consultants Ltd.
Calgary, Alberta
*January 29*, 2007

*"John E. Keith"* P.Eng.
Manager, Engineering

## SCHEDULE C

## AUDIT COMMITTEE MANDATE

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Silverwing Energy Inc. files its Annual Information Form

CALGARY, March 30 /CNW/ - Silverwing Energy Inc. ("Silverwing") today filed its Annual Information Form which includes Silverwing's reserves data and other oil and gas information for the year ended December 31, 2006, as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. Copies of Silverwing's Annual Information Form may be obtained on www.sedar.com.

Silverwing is a Calgary, Alberta based junior natural gas and oil exploration and production company with operations concentrated in northeast British Columbia and central Alberta.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

%SEDAR: 00023786E

/For further information: Oleh Wowkodaw, President and Chief Executive Officer; Terry O'Connor, Senior Vice President, Business Development; Martin D. Rude, Vice President, Finance and CFO; Silverwing Energy Inc., 1250, 635 - 8th Avenue SW, Calgary, Alberta, T2P 3M3, Phone: (403) 263-5555, Fax: (403) 263-5549/

(SVW.)

CO: Silverwing Energy Inc.

CNW 19:50e 30-MAR-07

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

Suite 310 – 606 4th Street SW
Calgary, Alberta T2P 1T1
Phone 403 233-2801 Fax 403 233-2857

April 4, 2007

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*

Dear Sirs:

**Re: Silverwing Enegy Inc.**
**Mailing of Annual Meeting Materials**

In our capacity as the Agent for Silverwing Energy Inc., we are pleased to enclose herewith our Affidavit of Mailing with respect to the Annual Proxy Meeting Materials, which were mailed to the shareholders of Silverwing Energy Inc. the 28th day of March 2007.

We trust this is satisfactory.

Yours truly,

Signed By:

Bonnie Steedman
Account Manager

cc: Silverwing Energy Inc
Julia Wowkodaw

**DECLARATION AS TO MAILING**

| | | |
|---|---|---|
| PROVINCE | ) | IN THE MATTER OF **SILVERWING ENERGY INC.** |
| OF | ) | THE("CORPORATION") THE ANNUAL MEETING |
| ALBERTA | ) | TO BE HELD ON MAY 1,2007 |

I BONNIE STEEDMAN, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **MARCH 28, 2007**, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON MARCH 21, 2007, **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION, COPIES OF EXHIBITS "A" THROUGH "D" AND "F".**

   **a) a copy of the 2006 ANNUAL REPORT marked EXHIBIT "A" and identified by me;**

   **b) a copy of the NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR marked EXHIBIT "B" and identified by me;**

   **c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;**

   **d) a copy of the MAIL LIST REQUEST FORM TO THE REGISTERED SHAREHOLDERS marked EXHIBIT "D" and identified by me;**

   **e) a copy of the MAIL LIST REQUEST FORM TO THE NON-REGISTERED SHAREHOLDERS marked EXHIBIT "E" and identified by me;**

   **f) a PROXY RETURN ENVELOPE marked EXHIBIT "F" and identified by me;**

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "C" AND "E" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON MARCH 28, 2007 **TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVICE OF ALBERTA
THIS 28RD DAY OF MARCH 2007.

SIGNED BY:" PHILIP MENARD
COMMISIONER OF OATHS IN AND FOR
THE PROVINCE OF ALBERTA
My commission expires on March 4, 2010

SIGNED BY: "BONNIE STEEDMAN"

**FORM 52-109F2**

**CERTIFICATION OF INTERIM FILINGS**

I, Martin Rude, the Chief Financial Officer of Silverwing Energy Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Silverwing Energy Inc. (the issuer), for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entitles, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 14, 2007

"Martin Rude"

Martin Rude
Chief Financial Officer of Silverwing Energy Inc.

**FORM 52-109F2**

**CERTIFICATION OF INTERIM FILINGS**

I, Oleh Wowkodaw, the President and Chief Executive Officer of Silverwing Energy Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Silverwing Energy Inc. (the issuer), for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entitles, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 14, 2007

"Oleh Wowkodaw"

Oleh Wowkodaw
President and Chief Executive Officer of Silverwing Energy Inc.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Silverwing Energy Inc. announces equity financing and Tomahawk project restructuring

/NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

CALGARY, May 28 /CNW/ - Silverwing Energy Inc. ("Silverwing" or the "Corporation") (TSX:SVW) is pleased to announce that it has concluded its previously disclosed value maximization process and has entered into agreements to obtain a 50% partner on its current Tomahawk area farmin project in central Alberta (the "Tomahawk Farmin"), to extend its drilling deadlines pursuant to the Tomahawk Farmin and to pursue an equity offering to raise funds to finance its development and exploration program and reduce its working capital deficiency.

Tomahawk Partnership

Silverwing has entered into a participation agreement (the "Participation Agreement") with Argen Energy Corp. ("Argen"), a private oil & gas exploration and development company with offices in Buenos Aires, Argentina and Toronto, Canada for the participation by Argen in the farmin agreement dated May 1, 2006 among Canadian Natural Resources Limited ("CNRL") and Imperial Oil Resources ("IOR"), as farmors, and Silverwing, as farmee (the "Farmin Agreement"). Pursuant to the Participation Agreement, Argen has agreed to pay 50% of the costs arising under the agreement in order to earn 50% of Silverwing's earned interest under the agreement. The Agreement also includes a requirement for Argen to equalize all payments made to date under the Farmin Agreement by Silverwing.

Tomahawk Farmin Extension

Silverwing has also entered into a letter agreement with CNRL and IOR whereby CNRL and IOR have agreed to extend the initial drilling commitment under the Tomahawk Farmin to December 31, 2007. The Tomahawk Farmin requires the Corporation to drill 29 wells in the initial phase, with an option to earn additional land with more drilling commitments. On an individual well payout basis, Silverwing must pay 100% of the costs to earn a 60% working interest in the leases after payout with an average earning of two sections per well. The extension is conditional upon (a) Silverwing entering into commitment letter with a 50% joint venture partner for the completion of the initial drilling program under the Tomahawk Farmin, (b) Silverwing providing a signed commitment letter from the Agents (as defined below) for the raising of such capital as is necessary to complete the initial drilling program under the Tomahawk Farmin; (c) the payment by Silverwing to CNRL and IOR of an aggregate $500,000 on or before May 31, 2007 in consideration of the Farmin Agreement extension; and (d) the payment by Silverwing to CNRL and IOR of an aggregate $11,100,000 to an escrow account on or before May 31, 2007 (the "Escrow Funds"). The Escrow Funds can be drawn down on a pro-rata basis as Silverwing meets the drilling commitments under the Farmin Agreement.

In addition to the above, Argen is in process of negotiating the acquisition of: (1) a 50% interest in 2,180 boepd in Argentina at a cost of approximately $20 million USD; (2) a farmin on 2 different exploitation and exploration prospects in the Provinces of Neuquen and Santa Cruz, Argentina totalling $50 million USD of drilling and completion costs.

Management of Silverwing and Argen anticipate that, following the completion of the drilling program of 29 wells under the Tomahawk Farmin Agreement, Silverwing and Argen will discuss effecting a business combination on a net asset value to net asset value basis.

Credit Facility

In order to obtain the funds necessary to complete the Escrow Funds condition under the Farmin Agreement extension letter prior to the condition date, Quest Capital Corp. ("Quest") has entered into a term sheet with Silverwing to provide a secured credit facility in the principal amount of $12 million (the "Loan"), to be placed into an escrow account for the discharge of Silverwing's commitments under the Tomahawk Farmin Agreement, projected for closing on or before May 31, 2007. The Loan will be due and payable on or before November 30, 2007 with no penalty for pre-payment. The interest payable on the Loan is 12% per annum, compounded monthly. In addition, the term sheet calls for Silverwing to issue, subject to Toronto Stock Exchange (the "TSX") approval, 3,400,000 Silverwing shares to Quest at a deemed price of $0.30 as a standby fee and non-refundable bonus payment (being 10.1% of the currently issued and outstanding common shares of Silverwing). The Loan contemplates security as a second charge against the Corporation's domestic assets and by general security agreement against all of the Corporation's present and after-acquired personal property. It is intended that the Loan will be repaid from the proceeds of the Equity Offering (as defined below). Following the closing of the Loan, Quest will, by virtue of the standby fee and non-refundable bonus payment, be the holder of 9.1% of the issued and outstanding common shares of Silverwing.

Pursuant to the term sheet, the material conditions precedent to completion of the Loan are (i) regulatory and TSX approval, (ii) approval by the board of directors of Quest, (iii) completion of due diligence, (iv) the Farmin Agreement being in good standing, and (v) the Corporation's primary credit facility with National Bank remaining less than $15 million.

Proposed Equity Offering

Silverwing has engaged Fraser Mackenzie Limited ("FML") and Jacob & Company Securities Inc. ("JCS") (collectively, the "Agents"), both of Toronto, to act as exclusive agents for the public offering of units on a marketed best-efforts basis to raise gross proceeds of a minimum of $25 million (the "Equity Offering"). The minimum offering will be the sale of 83,333,333 units with each unit (a "Unit") consisting of one Silverwing common share (a "Common Share") and one purchase warrant (a "Warrant") at a price of Cdn $0.30 per Unit. Each Warrant will be exercisable into one Common Share at a price of $0.40 per Common Share for a period for 18 months following the closing of the Equity Offering. The Agents also have on option (the "Over-allotment Option") to place up to an additional $5 million of Units (16,666,666 Units) for a maximum total offering of $30 million.

For their services in connection with the Equity Offering, the Agents will receive a cash commission equal to 7% of the aggregate proceeds of the Equity Offering and warrants (the "Agent's Compensation Warrants") to purchase a number of Common Shares equal to 3.5% of the number of Units sold in the Equity Offering. Each Agent's Compensation Warrant will entitle the Agents to purchase one Common Share at a price of $0.30 per Common Share for a period of 18 months from the closing of the Equity Offering.

Following closing of the Loan, and if the maximum Equity Offering (including the Over-allotment Option) is fully subscribed, a total of 206,900,000 new Common Shares will be issued or issuable through the Loan and the Equity Offering (also taking into account the exercise of the Warrants and the Agent's Compensation Warrants), representing approximately 611% of Silverwing's issued and outstanding common shares. Depending upon the make-up of the placees under the Equity Offering, the closing of the Loan and Equity Offering may materially affect control of Silverwing. There is currently no participation in the Equity Offering currently contemplated by insiders of Silverwing.

The Equity Offering is targeted for closing during or about the week of June 18, 2007. The Corporation intends to use the proceeds of the Equity Offering, net of the fees and expenses of the Equity Offering, to pursue its development and exploration program in the Tomahawk area of Alberta and to reduce its working capital deficiency.

Pursuant to the private placement rules in the TSX Company Manual, the issuance of greater than 25% of the issued and outstanding shares of an issuer

at a discount to market, as contemplated pursuant to the Equity Offering, and a potential material affect on the control of an issuer generally requires shareholder approval prior to completion. Silverwing has obtained an exemption from the TSX from the requirement to seek shareholder approval pursuant to Section 604(e) of the TSX Company Manual on the basis of financial hardship.

Recommendation of Silverwing's Special Committee

A special committee of the Board of Directors of Silverwing (the "Board") composed of Drew Tumbach, Robert Wagemakers and Geoff Waterman, each of whom is free from any interest in the Equity Offering or the Loan and is unrelated to any of the parties involved in the Equity Offering or the Loan, recommended that the Corporation proceed with the Equity Offering and the Loan and that, as a result of the deadline to deposit the Escrow Funds by May 31, 2007, Silverwing make an application to the TSX for an exemption from the requirement to seek shareholder approval on a determination of financial hardship. Based on this recommendation, the Board has determined that Silverwing is currently in serious financial difficulty, that the offering is designed to improve its financial position and that is reasonable in the circumstances, and has approved the Equity Offering and the Loan.

Upon completion of the Equity Offering and the Loan, the Corporation will no longer be in default under its principal debt facility.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Certain statements contained in this document are "forward-looking statements". The projections, estimates and beliefs contained in such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those anticipated in any forward-looking statements. Silverwing believes the expectations reflected in those forward-looking statements are reasonable; however Silverwing cannot provide any assurance that these expectations will prove to be correct.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00023786E

/For further information: Silverwing Energy Inc., Oleh Wowkodaw, President and Chief Executive Officer, (403) 538-5597, (403) 263-5549 (FAX), Email: oleh(at)silverwingenergy.com; or Silverwing Energy Inc., Terry O'Connor, Senior Vice President, Business Development, (403) 538-5593, (403) 263-5549 (FAX), Email: toconnor(at)silverwingenergy.com; or Silverwing Energy Inc., Martin Rude, Vice President, Finance and Chief Financial Officer, (403) 538-5591, (403) 263-5549 (FAX), Email: mrude(at)silverwingenergy.com/

(SVW.)

CO: Silverwing Energy Inc.

CNW 16:57e 28-MAY-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Silverwing Energy Inc. responds to TSX listing review

/NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

CALGARY, May 30 /CNW/ - On May 29, 2007, the Toronto Stock Exchange ("TSX") announced that it is reviewing the common shares and warrants of Silverwing Energy Inc. ("Silverwing" or the "Corporation") (TSX:SVW) with respect to the company meeting the continued listing requirements of the TSX. The Corporation understands this review was initiated based on Silverwing's application for and receipt of a 'financial hardship' exemption from the TSX private placement rules pursuant to TSX Company Manual s. 604(e), and is a matter of course in such circumstances. The Corporation strongly believes that when its previously announced financing initiatives are completed, the Corporation will continue to meet the TSX continued listing requirements.

Background

Over the course of the last few months, the Board of Directors of Silverwing, along with its financial advisors, evaluated a number of strategic options including; the merger, sale or recapitalization of the Corporation and a sale of certain or all of Silverwing's assets. As a consequence of this process, the Board concluded that the alternative providing the best value for shareholders was for the Corporation to retain its current oil and gas production base and properties and to continue to pursue its Tomahawk farm-in opportunity. As a consequence of this strategy, the Corporation undertook the following initiatives which are further detailed on the Corporation's press release dated May 28, 2007:

<<

- The Corporation negotiated an agreement with Canadian Natural Resources Ltd. and Imperial Oil Limited to extend the terms of the Tomahawk Farm-in to December 31, 2007 (the "Farm-in Extension"). The terms of the Farm-in Extension required Silverwing to: obtain a 50% partner on Tomahawk Farm-in (the "Partner Requirement"), obtain a commitment from an Agent to raise capital to fund the program (an "Equity Offering") and place certain funds in escrow before May 31, 2007 (the "Escrow Requirement"). The escrow funds can be drawn down against project progress.

- The Corporation has obtained a $12 million credit facility, subject to certain conditions it believes it can meet, from Quest Capital Corp. ("Quest") to satisfy the Escrow Requirement.

- The Corporation has engaged Fraser Mackenzie Limited and Jacob & Company Securities Inc. (collectively, the "Agents"), to act as exclusive agents for the public offering of units on a marketed best-efforts basis to raise gross proceeds of a minimum of $25 million (the "Equity Offering"). Marketing efforts for this financing are in the advanced stages and the Equity Offering is targeted for closing during or about the week of June 18, 2007.

- The Corporation has entered into a Participation Agreement with Argen Energy Corporation ("Argen") to satisfy the Partner Requirement under which Argen will become a 50% partner in the Tomahawk Farm-in as well as equalizing costs spent by Silverwing on the project to date. (Management of Silverwing and Argen anticipate that, following the completion of the drilling program under the Tomahawk Farm-in Agreement, Silverwing and Argen will discuss effecting a business combination on a net asset value to net asset value basis.)

>>

## About Tomahawk

The Tomahawk Farm-in provides Silverwing access to over 51,000 net acres of undeveloped land (before obtaining a 50% partner) in the Tomahawk area of central Alberta. The area is known for its under-explored multi-zone oil and gas potential along with highly prospective formations including a Nisku interior patch reef oil trend, a zone which is of primary interest to Silverwing.

The Nisku patch reef trend in the adjacent Pembina area is known to produce at rates of over 2,000 bbls oil/day per well. Silverwing has identified a location for the Nisku in the Pembina area anticipated to be drilled in late 2007 and has also extended the opportunity of this trend into the Tomahawk area with 3-D seismic support.

The Tomahawk Farm-in requires Silverwing to drill 29 wells, including up to 7 Nisku wells in the initial earning phase, with an option to earn additional land with additional drilling potential and commitments. On an individual well payout basis, the Corporation must pay 100% of the costs to earn a 60% working interest in the leases after payout, with an average earning of two sections per well.

To date, Silverwing has identified over 45 strong multi-zone prospects in the area. The first 7 gross (7.0 net before obtaining a 50% partner) wells of this program have already been drilled and cased as potential multi-zone oil and gas wells pending completion in 2007, and 20 others are in various stages of well licensing. The Tomahawk area provides Silverwing with a high impact exploration program and the ultimate potential to achieve a balanced oil and gas production portfolio and a stable revenue stream.

## About Silverwing

Silverwing Energy Inc. is a junior oil and gas exploration production company based in Calgary, incorporated under the Business Corporations Act (Alberta) in May 2002. The Company commenced drilling and production operations in 2003 and has subsequently established two core operating regions: the northeastern British Columbia Prespatou fairway and the Tomahawk area of central Alberta.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

The term "BOE" may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 mscf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Investors are cautioned that the preceding statements of the Corporation may include certain estimates, assumptions and other forward-looking information. The actual future performance, developments and/or results of the Corporation may differ materially from any or all of the forward-looking statements, which include current expectations, estimates and projections, in all or part attributable to general economic conditions and other risks, uncertainties and circumstances partly or totally outside the control of the Corporation, including natural gas/oil prices, reserve estimates, drilling risks, future production of gas and oil, rates of inflation, changes in future costs and expenses related to the activities involving the exploration, development and production of gas and oil hedging, financing availability and other risks related to financial activities. The Corporation undertakes no obligation to update forward-looking statements if circumstances or

management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00023786E

/For further information: Silverwing Energy Inc., Oleh Wowkodaw, President and Chief Executive Officer, (403) 538-5597, (403) 263-5549 (FAX), Email: oleh(at)silverwingenergy.com; or Silverwing Energy Inc., Terry O'Connor, Senior Vice President, Business Development, (403) 538-5593, (403) 263-5549 (FAX), Email: toconnor(at)silverwingenergy.com; or Silverwing Energy Inc., Martin Rude, Vice President, Finance and Chief Financial Officer, (403) 538-5591, (403) 263-5549 (FAX), Email: mrude(at)silverwingenergy.com/
(SVW.)

CO: Silverwing Energy Inc.

CNW 09:25e 30-MAY-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Silverwing Energy Inc. completes Tomahawk Farmin extension funding

/NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

CALGARY, June 7 /CNW/ - Silverwing Energy Inc., ("Silverwing" or the "Corporation") (TSX:SVW) advises that further to its press release dated May 28, 2007 it has obtained an extension to the Tomahawk Farmin Agreement (the "Farmin Agreement") to December 31, 2007 from Canadian Natural Resources Limited ("CNRL") and Imperial Oil Resources ("IOR"). To obtain the extension, Silverwing was required to provide payment to CNRL and IOR of $500,000 in consideration of the Farmin Agreement extension (the "Extension Fee") and place an additional $11,100,000 in an escrow account (the "Escrow Funds"). The Escrow Funds can be drawn down on a pro-rata basis as Silverwing meets the drilling commitments under the Farmin Agreement in 2007.

Silverwing is pleased to announce that the funds to meet the Escrow Funds condition and the Extension Fee condition have been secured from Quest Capital Corp. ("Quest"), in the form of a secured credit facility (the "Credit Facility") as further described in Silverwing's press release of May 28, 2007. The terms of the Credit Facility have been revised to increase the facility to $13 million from $12 million and proportionately increase the Quest standby fee and non-refundable bonus payment to $1,105,000 payable in common shares of Silverwing (the "Silverwing Shares"). The Silverwing Shares were priced at $0.30 per share which is the anticipated price of the Units to be sold under the Equity Offering noted below. 3,400,000 Silverwing Shares were issued to Quest at the closing of the Credit Facility and the remaining 283,333 Silverwing Shares will be issued on June 13, 2007. In the event that the price of the Units sold pursuant to the Equity Offering is below $0.30 per Unit, Silverwing has agreed to issue to Quest such additional Silverwing Shares as is necessary to make the total value of Silverwing Shares issued equal to $1,105,000. Following the issuance of the aggregate 3,683,333 Silverwing Shares to Quest pursuant to the foregoing, Quest will hold 9.8% of the then issued and outstanding shares of Silverwing. As consideration for arranging the Credit Facility, Jacob & Company Securities Inc. ("JCS") will receive $325,000 as a corporate finance fee.

Approximately $1,000,000 of the Credit Facility funds was required to be paid by Silverwing to National Bank of Canada ("National Bank"), Silverwing's primary lender, as a reduction of their outstanding credit facility with National Bank in order to keep Silverwing onside of its financial covenants under the National Bank facility. The remaining $75,000 will be used by Silverwing for outstanding trade payables.

Marketing initiatives for the previously announced equity financing efforts are continuing to progress well (the "Equity Offering"). The Corporation intends to use the proceeds of the Equity Offering, net of fees and expenses, to pursue its development and exploration program in the Tomahawk area of Alberta to fund working capital and to fully repay the Credit Facility.

Recommendation of Silverwing's Special Committee

The special committee of the Board of Directors of Silverwing (the "Board") composed of Drew Tumbach, Robert Wagemakers and Geoff Waterman, each of whom is free from any interest in the Equity Offering or the Credit Facility and is unrelated to any of the parties involved in the Equity Offering or the Credit Facility, further recommended that the Corporation proceed with the revised Credit Facility and that, as a result of the deadline to deposit the Escrow Funds by the further extension date of June 6, 2007, Silverwing make an application to the TSX pursuant to Section 604(e) of the TSX Company Manual for an exemption from the requirement to seek shareholder approval on a determination of financial hardship, which has been subsequently approved by the TSX. Based on this recommendation, the Board has determined

that Silverwing is currently in serious financial difficulty, that the revised Credit Facility is designed to improve its financial position and that is reasonable in the circumstances, and has approved the revised Credit Facility.

Certain statements contained in this document are "forward-looking statements". The projections, estimates and beliefs contained in such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those anticipated in any forward-looking statements. Silverwing believes the expectations reflected in those forward-looking statements are reasonable; however Silverwing cannot provide any assurance that these expectations will prove to be correct.



%SEDAR: 00023786E

/For further information: Silverwing Energy Inc., Oleh Wowkodaw, President and Chief Executive Officer, (403) 538-5597, (403) 263-5549 (FAX), Email: oleh(at)silverwingenergy.com; or Silverwing Energy Inc., Terry O'Connor, Senior Vice President, Business Development, (403) 538-5593, (403) 263-5549 (FAX), Email: toconnor(at)silverwingenergy.com; or Silverwing Energy Inc., Martin Rude, Vice President, Finance and Chief Financial Officer, (403) 538-5591, (403) 263-5549 (FAX), Email: mrude(at)silverwingenergy.com/

(SVW.)

CO: Silverwing Energy Inc.

CNW 09:29e 07-JUN-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Silverwing Energy Inc. announces revised equity financing

/NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

CALGARY, July 3 /CNW/ - Silverwing Energy Inc. ("Silverwing" or the "Corporation") (TSX:SVW) is pleased to announce that it has received, subject to certain conditions including due diligence, and accepted from Jacob & Company Securities Inc. ("Jacob & Co.") an offer to purchase for resale on a guaranteed private placement basis $20 million of securities consisting of a combination of units and flow through common shares (the "Jacob Offering"). Silverwing has also executed an updated engagement letter with both Fraser Mackenzie Limited ("Fraser") and Jacob & Co. for a concurrent offering of up to $5 million of units and flow through common shares on the same terms to be completed on a "best efforts" basis (the "Fraser/Jacob Offering"). The Fraser/Jacob Offering also contains an over-allotment option for the sale of a further $5 million of securities, exercisable by the agents within 48 hours following the closing of the Fraser/Jacob Offering (collectively, the Jacob Offering and the Fraser/Jacob Offering are defined as the "Equity Offerings"). The Equity Offerings replace the previously announced equity financing described in the press release of the Corporation dated May 24, 2007.

Each flow through common share (a "FT Share") being sold under the Equity Offerings will be sold at a price of $0.24 per FT Share and each unit (a "Unit") will consist of one Silverwing common share (a "Common Share") and one purchase warrant (a "Warrant") to be sold at a price of Cdn $0.20 per Unit. Each Warrant will be exercisable into one Common Share at a price of $0.25 per Common Share for a period of 36 months following the closing of the Equity Offering. A maximum of 33,333,333 FT Shares will be sold under the Equity Offerings.

For their services in connection with the Equity Offerings, Jacob & Co. and Fraser will each receive a cash commission equal to 7% of the aggregate proceeds of the respective Equity Offerings and warrants (the "Agent's Compensation Warrants") to purchase a number of Common Shares equal to 3.5% of the number of Units sold in the respective Equity Offerings. Each Agent's Compensation Warrant will entitle the respective agent to purchase one Common Share at a price of $0.20 per Common Share for a period of 24 months from the closing of the Equity Offerings.

On closing of the Jacob Offering, Jacob & Co. will be given the right to nominate two (2) additional directors to the board of Silverwing at their next annual general meeting.

As disclosed in the press release of Silverwing dated June 7, 2007, pursuant to the loan agreement with Quest Capital Corp. ("Quest"), in the event that the price of the Units sold pursuant to the Equity Offerings is below $0.30 per Unit, Silverwing has agreed to issue to Quest such additional Silverwing Shares as is necessary to make the total value of Silverwing Shares issued to Quest equal to $1,105,000. This term will require Silverwing to issue to Quest a further 1,841,667 Common Shares concurrently with the closing of the Equity Offerings.

Following closing of the maximum Equity Offerings (assuming all securities purchased under the Equity Offerings are Units), a total of 312,341,667 new Common Shares will be issued or issuable by Silverwing (also taking into account the exercise of the Warrants and the Agent's Compensation Warrants), representing approximately 833% of Silverwing's issued and outstanding Common Shares. Depending upon the make-up of the placees under the Equity Offerings, the closing of the Equity Offerings may materially affect control of Silverwing. There is currently no participation in the Equity Offerings currently contemplated by insiders of Silverwing.

The Equity Offerings are targeted for closing during or about the week of July 23, 2007. The Corporation intends to use the proceeds of the Equity Offerings, net of the fees and expenses of the Equity Offerings, to pursue its development and exploration program in the Tomahawk area of Alberta and to

reduce its working capital deficiency.

Pursuant to the private placement rules in the TSX Company Manual, the issuance of greater than 25% of the issued and outstanding shares of an issuer at a discount to market, as contemplated pursuant to the Equity Offering, and a potential material affect on the control of an issuer generally requires shareholder approval prior to completion. Silverwing has obtained an exemption from the TSX from the requirement to seek shareholder approval pursuant to Section 604(e) of the TSX Company Manual on the basis of financial hardship.

Recommendation of Silverwing's Special Committee

A special committee of the Board of Directors of Silverwing (the "Board") composed of Drew Tumbach, Robert Wagemakers and Geoff Waterman, each of whom is free from any interest in the Equity Offering and is unrelated to any of the parties involved in the Equity Offering, recommended that the Corporation proceed with the Equity Offering and that Silverwing make an application to the TSX for an exemption from the requirement to seek shareholder approval on a determination of financial hardship. Based on this recommendation, the Board has determined that Silverwing is currently in serious financial difficulty, that the offering is designed to improve its financial position and that it is reasonable in the circumstances, and has approved the Equity Offering.

Upon completion of the Equity Offering, the Corporation will no longer be in default under its principal debt facility.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Certain statements contained in this document are "forward-looking statements". The projections, estimates and beliefs contained in such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those anticipated in any forward-looking statements. Silverwing believes the expectations reflected in those forward-looking statements are reasonable; however Silverwing cannot provide any assurance that these expectations will prove to be correct.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00023786E

/For further information: Silverwing Energy Inc.: Oleh Wowkodaw, President and Chief Executive Officer, (403) 538-5597, (403) 263-5549 (FAX), Email: oleh(at)silverwingenergy.com or Silverwing Energy Inc.: Terry O'Connor, Senior Vice President, Business Development, (403) 538-5593, (403) 263-5549 (FAX), Email: toconnor(at)silverwingenergy.com or Silverwing Energy Inc.: Martin Rude, Vice President, Finance and Chief Financial Officer, (403) 538-5591, (403) 263-5549 (FAX), Email: mrude(at)silverwingenergy.com/

(SVW.)

CO: Silverwing Energy Inc.

CNW 12:15e 03-JUL-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Silverwing Energy Inc. Completes Cdn.$30 million Private Placement Financing With Jacob & Company Securities Inc. and Fraser Mackenzie Limited

/NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

CALGARY, Aug. 3 /CNW/ - Silverwing Energy Inc. ("Silverwing" or the "Corporation") (TSX:SVW) is pleased to announce that it has closed its previously announced equity financing. The Corporation received gross proceeds of Cdn.$30 million by way of issuing 142,303,000 units and 6,414,166 flow-through common shares. Cdn.$20 million of the financing was raised by Jacob & Company Securities Inc. ("Jacob & Co.") through the sale of Units and, having fully exercised its over-allotment option, Cdn.$10 million was raised by Fraser Mackenzie Limited ("Fraser") and Jacob & Co. through the sale of Units and flow-through common shares (collectively, the "Equity Offerings").

Each flow-through common share (a "FT Share") was sold at a price of $0.24 per FT Share and each unit (a "Unit") was sold at a price of Cdn $0.20 per Unit. Each Unit consisted of one Silverwing common share (a "Common Share") and one purchase warrant (a "Warrant"). Each Warrant is exercisable into one Common Share at a price of $0.25 per Common Share for a period of 36 months following closing.

The Corporation intends to use the proceeds of the Equity Offerings, net of the fees and expenses of the Equity Offerings, to pursue its development and exploration program in the Tomahawk area of Alberta, retire the Cdn.$13 million loan facility with Quest Capital Inc. and reduce its working capital deficiency.

At closing, 1,841,667 Common Shares were issued to Quest Capital Corp. pursuant to a loan agreement as further described in Silverwing's July 3, 2007 press release.

As a consequence of the financing, the Corporation will no longer be in default under its principal debt facility and expects to fully meet the continued listing requirements of the TSX.

Pursuant to the private placement rules in the TSX Company Manual, the issuance of greater than 25% of the issued and outstanding shares of an issuer at a discount to market, as contemplated pursuant to the Equity Offering, and a potential material affect on the control of an issuer generally requires shareholder approval prior to completion. Silverwing had previously obtained an exemption from the TSX from the requirement to seek shareholder approval pursuant to Section 604(e) of the TSX Company Manual on the basis of financial hardship. The financing and application to the TSX for an exemption from the requirement to seek shareholder approval on a determination of financial hardship was based on a recommendation by a special committee of the board of directors.

Jacob & Co. also has the right to nominate two (2) additional directors to the board of Silverwing at their next annual general meeting.

About Tomahawk

The Tomahawk area of central Alberta is known for its under-explored multi-zone oil and gas potential along with highly prospective formations including a Nisku interior patch reef oil trend, a zone which is of primary interest to Silverwing.

To date, Silverwing has identified over 45 strong multi-zone prospects in the area. The first 7 gross (7.0 net before obtaining a 50% partner) wells of this program have already been drilled and cased as potential multi-zone oil and gas wells pending completion in 2007, and 20 others are in various stages of well licensing. The Tomahawk area provides Silverwing with a high impact exploration program and the ultimate potential to achieve a balanced oil and gas production portfolio and a stable revenue stream. Silverwing expects to commence drilling and completions operations in the Tomahawk area during the

month of August in order to fulfill the project commitments to the farmors for 2007.

About Silverwing

Silverwing Energy Inc. is a junior oil and gas exploration production company based in Calgary. The Company commenced drilling and production operations in 2003 and has subsequently established two core operating regions: the northeastern British Columbia Prespatou fairway and the Tomahawk area of central Alberta.

Certain statements contained in this document are "forward-looking statements". The projections, estimates and beliefs contained in such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those anticipated in any forward-looking statements. Silverwing believes the expectations reflected in those forward-looking statements are reasonable; however Silverwing cannot provide any assurance that these expectations will prove to be correct.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00023786E

/For further information: Silverwing Energy Inc.: Oleh Wowkodaw, President and Chief Executive Officer, (403) 538-5597, (403) 263-5549 (FAX), Email: oleh(at)silverwingenergy.com or Silverwing Energy Inc.: Terry O'Connor, Senior Vice President, Business Development, (403) 538-5593, (403) 263-5549 (FAX), Email: toconnor(at)silverwingenergy.com or Silverwing Energy Inc.: Martin Rude, Vice President, Finance and Chief Financial Officer, (403) 538-5591, (403) 263-5549 (FAX), Email: mrude(at)silverwingenergy.com/

(SVW.)

CO: Silverwing Energy Inc.

CNW 12:33e 03-AUG-07

*Corrective Press Release to Replace*
*Press Release filed on August 3, 2007*

**SKYBERRY HOLDINGS LTD. ACQUIRES UNITS OF SILVERWING ENERGY INC. FOR INVESTMENT PURPOSES**

FOR IMMEDIATE RELEASE

**TORONTO, August 7, 2007** – Skyberry Holdings Ltd. ("Skyberry"), announced today that it has acquired 50,000,000 Units of Silverwing Energy Inc. (TSXV: SVW ("Silverwing") at a price of CAD$0.20 per Unit in connection with Silverwing's brokered private placement, the closing of which was announced by Silverwing on August 3, 2007. Each Unit consists of one common share and one common share purchase warrant in the capital of Silverwing. Each common share purchase warrant entitles the holder to acquire one common share, exercisable at a price of CAD$0.25 per warrant, for a period of 36 months from the date of closing. As a result of the acquisition, Skyberry now owns 50,000,000 common shares, representing approximately 35.14% of the total issued and outstanding common shares of Silverwing and 50,000,000 common share purchase warrants.

Skyberry acquired the Units for investment purposes and may, from time to time, acquire additional securities of Silverwing or dispose of such securities as it may deem appropriate.

For more information please contact Mr. Sasha Jacob, c/o Jacob & Company Securities Inc. at (416) 866-8300.

Skyberry Holdings Ltd.
Charlotte House
Shirley Street, P.O. Box N7529
Nassau, Bahamas

# EARLY WARNING REPORT

This report is made pursuant to subsection 101(1) of the *Securities Act* (Ontario), subsection 176(1) of the *Securities Act* (Alberta), subsection 92(1) of the *Securities Act* (Manitoba), Section 110 of the *Securities Act* (Saskatchewan), and subsection 111(1) of the *Securities Act* (British Columbia).

1. **Name And Address of Offeror:**

   Skyberry Holdings Ltd. ("**Skyberry**")
   Charlotte House
   Shirley Street, P.O. Box N7529
   Nassau, Bahamas

2. **The designation and number of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired:**

   Skyberry acquired ownership and control of a total of 50,000,000 Units at a price of $0.20 per Unit, consisting of one common share and one common share purchase warrant of Silverwing Energy Inc. (TSXV: SVW) ("**Silverwing**"). Each common share purchase warrant entitles the holder to purchase one common share in the capital of Silverwing for a period of 36 months from the date of closing at a price of $0.25 per warrant.

3. **The designation and number of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:**

   Skyberry now owns and controls 50,000,000 common shares representing approximately 35.14% of the total issued and outstanding common shares of Silverwing and 50,000,000 common share purchase warrants each convertible into one common share.

4. **The designation and number of securities and the percentage of outstanding securities of the class of securities over which:**

   **(a) the offeror, either alone or together with any joint actors, has ownership and control:**

   Skyberry now owns and controls 50,000,000 common shares representing approximately 35.14% of the total issued and outstanding common shares of Silverwing and 50,000,000 common share purchase warrants each convertible into one common share. Assuming full exercise by Skyberry of such warrants but excluding any common shares to be issued upon conversion or exercise of all other outstanding convertible securities of Silverwing, Skyberry owns or exercises control over 100,000,000 shares representing 70.27% of the currently issued and outstanding common shares of Silverwing.

(b) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:**

Not applicable.

(c) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

Not applicable.

5. **The market where the transaction or occurrence that gave rise to the news release took place:**

Treasury issuance of Silverwing by way of private placement.

6. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The transaction was made in the ordinary course of business for investment purposes and Skyberry may make additional investments in or dispositions of securities of Silverwing in the future, depending on price, availability and general market conditions.

7. **The general nature and material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

Silverwing has agreed to reimburse Skyberry for certain expenses incurred in connection with the acquisition of the units which are the subject of this report.

8. **Names of any joint actors:**

Cloudville Company Ltd. ("Cloudville") is the sole shareholder of Skyberry. Antony Mitchell is the sole director and officer of both Cloudville and Skyberry. Mr. Mitchell is also the sole shareholder, director and officer of the sole managing general partner of a Florida investment partnership, Stone Brook Partners, which currently holds 3,430,281 Units, representing approximately 2.41% of the total issued and outstanding common shares immediately following the closing of the private placement giving rise to the filing of this report.

The filing of this report is not an admission that any entity described above is a joint actor with any other entity.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of consideration paid by the offeror:**

$0.20 per Unit.

10. **A description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities:**

Not applicable.

Dated this 3rd day of August, 2007.

*"Antony Mitchell"*

Antony Mitchell

**Form 52-109F2 - *Certification of Interim Filings***

I Martin Rude, the Chief Financial Officer of Silverwing Energy Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Silverwing Energy Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 9, 2007

"Martin Rude"

Martin Rude
Chief Financial Officer of Silverwing Energy Inc.

**Form 52-109F2 - *Certification of Interim Filings***

I Oleh Wowkodaw, the President and Chief Executive Officer of Silverwing Energy Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Silverwing Energy Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 9, 2007

"Oleh Wowkodaw"

Oleh Wowkodaw
President and Chief Executive Officer of Silverwing Energy Inc.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Silverwing Energy Inc. Announces Board Changes

CALGARY, Aug. 16 /CNW/ - Silverwing Energy Inc. ("Silverwing" or the "Corporation") (TSX:SVW) announces the resignations of Mr. Robert Wagemakers and Mr. Geoff Waterman from the Board of Directors and the appointment of Mr. Michael Atkinson and Mr. Scott M. Reeves as new members of the Silverwing Board. The Board will determine their participation on board committees and their compensation.

Mr. Atkinson has been part of Quest Capital Corp. and its predecessors since November 2001. As Vice President Mr. Atkinson's responsibilities include screening, reviewing and structuring the Company's debt financing investments in the oil and gas, mining and real estate industries. His experience includes over 15 years in the capital markets and financial services industry.

Mr. Reeves is a partner at TingleMerrett LLP, with a practice focused on securities, corporate finance and commercial transactions for emerging and growth companies and partnerships. He has advised numerous private and public corporations in a wide range of business matters, including access to capital markets, corporate governance and operational issues. Mr. Reeves has acted as corporate secretary for Silverwing Energy Inc. and will maintain that position.

Silverwing has expressed its sincere gratitude to Mr. Robert Wagemakers and Mr. Geoff Waterman for their services throughout their terms and wish them continued success in all of their future endeavours. The appointment of Mr. Atkinson and Mr. Reeves to the board will be subject to receipt of all necessary regulatory approvals including the approval of TSX.

About Silverwing

Silverwing Energy Inc. is a junior oil and gas exploration production company based in Calgary. The Company commenced drilling and production operations in 2003 and has subsequently established two core operating regions: the northeastern British Columbia Prespatou fairway and the Tomahawk area of central Alberta.

Certain statements contained in this document are "forward-looking statements". The projections, estimates and beliefs contained in such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results or events to differ materially from those anticipated in any forward-looking statements. Silverwing believes the expectations reflected in those forward-looking statements are reasonable; however Silverwing cannot provide any assurance that these expectations will prove to be correct.



%SEDAR: 00023786E

/For further information: Silverwing Energy Inc.: Oleh Wowkodaw, President and Chief Executive Officer, (403) 538-5597, (403) 263-5549 (FAX), Email: oleh(at)silverwingenergy.com or Silverwing Energy Inc.: Terry O'Connor, Senior Vice President, Business Development, (403) 538-5593, (403) 263-5549 (FAX), Email: toconnor(at)silverwingenergy.com or Silverwing Energy Inc.: Martin Rude, Vice President, Finance and Chief Financial Officer, (403) 538-5591, (403) 263-5549 (FAX), Email: mrude(at)silverwingenergy.com/
(SVW.)

CO: Silverwing Energy Inc.

CNW 08:30e 16-AUG-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Silverwing Energy Inc. - Continued TSX Listing and Tomahawk Update

/NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

CALGARY, Oct. 2 /CNW/ - Silverwing Energy Inc., ("Silverwing" or the "Corporation") (TSX:SVW) is pleased to announce that, at a meeting held on September 26, 2007, the Listings Committee of the Toronto Stock Exchange ("TSX") has determined that the Corporation meets all requirements necessary for continued listing of its securities on the TSX.

The Corporation also advises that it has terminated its Participation Agreement with Argen Energy Corp. ("Argen") in respect of Argen's participation in the Silverwing's Tomahawk Farmin project. The termination of the Participation Agreement was a result of Argen's inability to fulfil its Tomahawk Farmin financial commitments to Silverwing.

As a result of its recent financing activities, Silverwing currently has the funding available to fully meet the drilling commitments under its Tomahawk Farm-in Extension agreement with Canadian Natural Resources Ltd. and Imperial Oil Limited, dated April 20th, 2007. Silverwing is currently in the process of securing an alternative partner for the Tomahawk project. To date, the Corporation has drilled 12 of the 22 wells that are required to be drilled by December 31, 2007 under the agreement and is on track to complete its commitments as planned.

About Tomahawk

The Tomahawk Farm-in provides Silverwing access to over 51,000 net acres of undeveloped land in the Tomahawk area of central Alberta. The area is known for its under-explored multi-zone oil and gas potential along with highly prospective formations including a Nisku interior patch reef oil trend, a zone which is of primary interest to Silverwing.

The Tomahawk Farm-in agreement with Canadian Natural Resources Ltd. and Imperial Oil Limited requires that Silverwing drill 29 wells, including up to 7 Nisku wells in the initial earning phase, with an option to earn additional land with additional drilling potential and commitments.

On April 20th, 2007, the Corporation revised its original agreement with CNRL (the "Farmin Extension") to extend the deadline on the initial earning phase of 22 wells to December 31, 2007 subject to its ability to reasonably secure surface access and regulatory approval for each well. Silverwing does not expect to get access and regulatory approvals to enable any of the Nisku wells to be drilled by December 31, 2007.

On an individual well payout basis, the Corporation must pay 100% of the costs to earn a 60% working interest in the leases after payout, with an average earning of two additional sections per well.

The Tomahawk area provides Silverwing with a high impact exploration program and the ultimate potential to achieve a balanced oil and gas production portfolio and a stable revenue stream.

About Silverwing

Silverwing Energy Inc. is a junior oil and gas exploration production company based in Calgary. The Company commenced drilling and production operations in 2003 and has subsequently established two core operating regions: the northeastern British Columbia Prespatou fairway and the Tomahawk area of central Alberta.

Certain statements contained in this document are "forward-looking statements". The projections, estimates and beliefs contained in such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those anticipated in any forward-looking statements. Silverwing believes

the expectations reflected in those forward-looking statements are reasonable; however Silverwing cannot provide any assurance that these expectations will prove to be correct.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00023786E

/For further information: Silverwing Energy Inc.: Oleh Wowkodaw, President and Chief Executive Officer, (403) 538-5597, (403) 263-5549 (FAX), Email: oleh(at)silverwingenergy.com; or Silverwing Energy Inc.: Terry O'Connor, Senior Vice President, Business Development, (403) 538-5593, (403) 263-5549 (FAX), Email: toconnor(at)silverwingenergy.com; or Silverwing Energy Inc.: Martin Rude, Vice President, Finance and Chief Financial Officer, (403) 538-5591, (403) 263-5549 (FAX), Email: mrude(at)silverwingenergy.com/
(SVW.)

CO: Silverwing Energy Inc.

CNW 11:01e 02-OCT-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Silverwing Energy Inc. - Immune to Alberta Crown Royalty Announcement

/NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

CALGARY, Oct. 30 /CNW/ - Silverwing Energy Inc., ("Silverwing" or the "Corporation" or the "Company") (TSX:SVW) recognizes that the royalty regime changes announced on Thursday October 25th, 2007 by the Alberta provincial government will affect many junior oil and gas exploration and production companies in Alberta. This is particularly true for companies that explore in the high potential Pembina Nisku oil play. Successful Nisku oil wells produce at rates of up to 2,500 bbls of oil per day, but are also critically sour and are therefore expensive to drill and to produce.

Silverwing is an active explorer for the Nisku in the Pembina and Tomahawk areas of west-central Alberta. By virtue of its extensive freehold land (non-government control royalty mineral rights) position at Tomahawk, the Company expects to be primarily immune to the royalty changes announced on Thursday. Silverwing is planning to drill six Nisku wells over the next 12 months.

As a result of its recent financing activities, Silverwing currently has the funding available to meet the drilling commitments under its Tomahawk Farm-in Extension agreement, dated April 20th, 2007.

About Tomahawk

The Farm-in provides Silverwing access to over 51,000 net acres of undeveloped freehold land in the Tomahawk area of central Alberta. The area is known for its under-explored multi-zone oil and gas potential along with highly prospective formations including a Nisku interior patch reef oil trend, a zone of primary interest to Silverwing. This area provides the Company with a high impact exploration program and the ultimate potential to achieve a balanced oil and gas production portfolio and a stable revenue stream.

The Tomahawk Farm-in agreement requires that Silverwing drill 29 wells, including up to 7 Nisku wells in the initial earning phase, with an option to earn additional land with additional drilling potential and commitments.

To date, the Company has drilled 15 and cased 14 of the 22 wells that are required to be drilled by December 31, 2007 under the agreement and is on track to complete its commitments as planned.

About Silverwing

Silverwing Energy Inc. is a junior oil and gas exploration and production company based in Calgary. The Company commenced drilling and production operations in 2003 and has subsequently established two core operating regions: the northeastern British Columbia Prespatou fairway and the Tomahawk area of central Alberta. Silverwing has also established an exploratory presence in the Torquay area of southwestern Saskatchewan, known for its Midale and Bakken oil potential. All three areas of operation are primarily immune to changes in the royalty regime in Alberta.

Certain statements contained in this document are "forward-looking statements". The projections, estimates and beliefs contained in such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those anticipated in any forward-looking statements. Silverwing believes the expectations reflected in those forward-looking statements are reasonable; however Silverwing cannot provide any assurance that these expectations will prove to be correct.

%SEDAR: 00023786E

/For further information: Silverwing Energy Inc., Oleh Wowkodaw, President and Chief Executive Officer, (403) 538-5597, (403) 263-5549 (FAX), Email: oleh(at)silverwingenergy.com or Terry O'Connor, Senior Vice President, Business Development, (403) 538-5593, (403) 263-5549 (FAX), Email: toconnor(at)silverwingenergy.com or Martin Rude, Vice President, Finance and Chief Financial Officer, (403) 538-5591, (403) 263-5549 (FAX), Email: mrude(at)silverwingenergy.com/

(SVW.)

CO: Silverwing Energy Inc.

CNW 12:36e 30-OCT-07

**FORM 52-109F2**

**CERTIFICATION OF INTERIM FILINGS**

I, Martin Rude, the Chief Financial Officer of Silverwing Energy Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Silverwing Energy Inc. (the issuer), for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entitles, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 13, 2007

Martin Rude
Chief Financial Officer of Silverwing Energy Inc.

**FORM 52-109F2**

**CERTIFICATION OF INTERIM FILINGS**

I, Oleh Wowkodaw, the President and Chief Executive Officer of Silverwing Energy Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Silverwing Energy Inc. (the issuer), for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entitles, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 13, 2007

"Oleh Wowkodaw"

Oleh Wowkodaw
President and Chief Executive Officer of Silverwing Energy Inc.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Silverwing Energy Inc. - Tomahawk operational update

/NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

CALGARY, Dec. 20 /CNW/ - Silverwing Energy Inc., ("Silverwing" or the "Company") (TSX:SVW) is pleased to provide the following operations update.

Completion of Tomahawk Drilling Program

Silverwing is pleased to announce that effective Dec. 17th, 2007, the Company rig released the 22nd and final well of its intermediate depth drilling program at Tomahawk. This effectively completes Silverwing's drilling commitment of 22 Mississippian and Belly River wells that was to occur before December 31, 2007. The Company has cased 21 out of the 22 wells drilled and expects to commence in 2008 a program of further evaluation and testing of the multi-zone oil and gas potential uncovered through drilling. Silverwing also announces that with the completion of this drilling commitment, it has secured the Escrow Funds of $11.1 million that was held back by the Farmor against Silverwing completing the initial farm-in agreement. As of December 20, 2007, $6.25 million remains the un-drawn balance in the Escrow Account.

The Tomahawk Farm-in provides Silverwing access to over 51,000 net acres of undeveloped freehold land in the Tomahawk area of central Alberta. The area is known for its under-explored multi-zone oil and gas potential along with highly prospective formations including a Nisku interior patch reef oil trend, a zone of primary interest to Silverwing.

The Tomahawk Farm-in Agreement requires Silverwing to drill 29 wells, including up to 7 Nisku wells in the initial earning phase, with an option to earn additional land with additional drilling commitments. An initial commitment of drilling 22 intermediate depth wells to evaluate the Mississippian (1,700m drilling depth) and Belly River (800m drilling depth) potential was required to be completed no later than December 31, 2007. Silverwing expects to commence drilling of its Nisku program during the first quarter of 2008.

The Nisku is considered one of the hottest light oil plays in Alberta having produced over 350 million barrels of oil and over 1.3 trillion cubic feet of natural gas. Over the course of 2007 Silverwing has noted a significant increase in 3-D seismic activity adjacent to its Tomahawk project by firms targeting the Nisku formations. Drilling success rates in the Nisku in recent years have significantly improved over historical experience due to the use of 3D seismic. In addition, there has been a marked increase in the prices paid for the acquisition of crown mineral rights and well licensing activity by a number of known Nisku players. Four new Nisku well licenses have recently been announced within the Silverwing Tomahawk project area by competitors. Silverwing believes this recent activity validates its business plan and in particular the value of its Tomahawk land holdings, once these are earned.

The Nisku interior patch reef oil wells being targeted by Silverwing can produce at rates of over 2,000 bbl oil/day and recoveries range in the 750-1,000 mbbls of oil. Silverwing has 5 high-graded Nisku oil prospects in the Tomahawk project, all of which are defined by high-quality 3-D seismic.

In addition, Silverwing has a sixth high quality 3-dimensional seismic-supported Nisku oil prospect at Easyford, Alberta, several kilometres northwest of Drayton Valley, Alberta, and only about 1.5 kilometres from existing Nisku oil production.

2008 Strategic and Operational Plan

Silverwing's strategic focus for 2008 can be summarized as follows:

With the completion of Silverwing's 22-well Mississippian and Belly River

drilling program in 2007, the Company will focus on exploiting the multi-zone potential that has been uncovered at Tomahawk. Silverwing expects to commence oil and gas production from Tomahawk in the third quarter of 2008. In addition, the Company expects to focus its exploration drilling effort on its high potential Nisku oil prospects on freehold lands at Tomahawk and on Crown lands at Easyford, Alberta.

Finally, Silverwing expects to maintain its Prespatou, BC gas production assets in 2008 and prepare for a new phase of development as gas commodity prices strengthen. The Company also intends to evaluate its strategic options on the Company's Bakken and Midale play at Torquay, Saskatchewan.

Silverwing Option Grant

The Company also announced today that, pursuant to its stock option plan, it has granted options to acquire up to 8,190,000 common shares of Silverwing, of which 6,340,000 options were granted to officers and directors. Each of the options is exercisable for a five year term expiring on December 19, 2012, and exercisable until that time at a price of $0.20 per common share, being the market price of the common shares issued in its last private placement financing closed in August of 2007. Any common shares issued upon exercise of the options will be subject to a hold period expiring on April 20, 2008.

About Silverwing

Silverwing Energy Inc. is a junior oil and gas exploration and production company based in Calgary. The Company commenced drilling and production operations in 2003 and has subsequently established two core operating regions: the northeastern British Columbia Prespatou fairway and the Tomahawk area of central Alberta. Silverwing has also established an exploratory presence in the Torquay area of southwestern Saskatchewan, known for its Midale and Bakken oil potential. All three areas of operation are primarily immune to recent changes in the royalty regime in Alberta.

Investors are cautioned that the preceding statements of the Corporation may include certain estimates, assumptions and other forward-looking information. The actual future performance, developments and/or results of the Corporation may differ materially from any or all of the forward-looking statements, which include current expectations, estimates and projections, in all or part attributable to general economic conditions and other risks, uncertainties and circumstances partly or totally outside the control of the Corporation, including natural gas/oil prices, reserve estimates, drilling risks, future production of gas and oil, rates of inflation, changes in future costs and expenses related to the activities involving the exploration, development and production of gas and oil hedging, financing availability and other risks related to financial activities. The Corporation undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00023786E

/For further information: Silverwing Energy Inc., Oleh Wowkodaw, President and Chief Executive Officer, (403) 538-5597, (403) 263-5549 (FAX), Email: oleh(at)silverwingenergy.com or Terry O'Connor, Senior Vice President, Business Development, (403) 538-5593, (403) 263-5549 (FAX), Email: toconnor(at)silverwingenergy.com or Martin Rude, Vice President, Finance and Chief Financial Officer, (403) 538-5591, (403) 263-5549 (FAX), Email: mrude(at)silverwingenergy.com/

(SVW.WT. SVW.)

CO: Silverwing Energy Inc.

CNW 17:05e 20-DEC-07

**SILVERWING ENERGY INC.**

**AUDIT COMMITTEE CHARTER**

1. **Establishment of Audit Committee**: The directors of the Corporation (the "**Directors**") hereby establish an audit committee (the "**Audit Committee**").

2. **Membership**: The membership of the Audit Committee shall be as follows:

   (a) The Audit Committee shall be composed of three members or such greater number as the Directors may from time to time determine.

   (b) The majority of the members of the Audit Committee shall be independent Directors.

   (c) Each member of the Audit Committee shall be financially literate. For purposes hereof "financially literate" has the meaning set forth under NI 52-110 (as amended from time to time) and currently means the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably be expected to be raised by the Corporation's financial statements.

   (d) Members shall be appointed annually from among members of the Directors. A member of the Audit Committee shall *ipso facto* cease to be a member of the Audit Committee upon ceasing to be a Director of the Corporation.

3. **Oversight Responsibility**: The external auditor is ultimately accountable to the Directors and the Audit Committee, as representatives of the shareholders and such shareholders representatives have the ultimate authority and responsibility to select, evaluate, and where appropriate, replace the external auditors (or to nominate the external auditors to be proposed for shareholder approval in any management information circular and proxy statement). The external auditor shall report directly to the Audit Committee and shall have the responsibilities as set forth herein.

4. **Mandate**: The Audit Committee shall have responsibility for overseeing:

   (a) the accounting and financial reporting processes of the Corporation; and

   (b) audits of the financial statements of the Corporation.

   In addition to any other duties assigned to the Audit Committee by the Directors, from time to time, the role of the Audit Committee shall include meeting with the external auditor and the senior financial management of the Corporation to review all financial statements of the Corporation which require approval by the Directors, including year end audited financial statements. Specifically, the Audit Committee shall have authority and responsibility for:

   (a) reviewing the Corporation's financial statements, MD&A and earnings press releases before the information is publicly disclosed;

   (b) overseeing the work of the external auditors engaged for purpose of preparing or issuing , an audit report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the .external auditors regarding financial reporting;

   (c) reviewing annually and recommending to the Directors:

(i) the external auditors to be nominated for purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; and

(ii) the compensation of the external auditors.

(d) discussing with the external auditor:

(i) the scope of the audit, in particular their view of the quality of the Corporation's accounting principles as applied in the financials in terms of disclosure quality and evaluation methods, inclusive of the clarity of the Corporation's financial disclosure and reporting, degree of conservatism or aggressiveness of the Corporation's accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosure and reviewed by the auditors;

(ii) significant changes in the Corporation's accounting principles, practices or policies; and

(iii) new developments in accounting principles, reporting matters or industry practices which may materially affect the Corporation.

(e) reviewing with the external auditor and the Corporation's senior financial management the results of the annual audit regarding:

(i) the financial statements;

(ii) MD&A and related financial disclosure contained in continuous disclosure documents;

(iii) significant changes, if any, to the initial audit plan;

(iv) accounting and reporting decisions relating to significant current year events and transactions;

(v) the management letter, if any, outlining the auditor's findings and recommendations, together with management's response, with respect to internal controls and accounting procedures; and

(vi) any other matters relating to the conduct of the audit, including such other matters which should be communicated to the Audit Committee under Canadian generally accepted auditing standards.

(f) reviewing and discussing with the Corporation's senior financial management and, if requested by the Audit Committee, the external auditor:

(i) the interim financial statements;

(ii) the interim MD&A; and

(iii) any other material matters relating to the interim financial statements, including, inter alia, any significant adjustments, management judgments or estimates, new or amended accounting policies.

(g) receipt from external auditor of a formal written statement delineating all relationships between the auditor and the Corporation and considering whether the advisory services performed by the external auditor during the course of the year have impacted their independence, and also ensuring that no relationship or services between ) the external auditor and the Corporation is in existence which may affect the objectivity and independence of the auditor or recommending appropriate action to ensure the independence of the external auditor.

(h) pre-approval of all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditors or the external auditors of the Corporation's subsidiary entities, unless such pre-approval is otherwise appropriately delegated or if appropriate specific policies and procedures for the engagement of non-audit services have been adopted by the Audit committee.

(i) reviewing and discussing with the external auditors and senior financial management: the adequacy of procedures for review of disclosure of financial information extracted or derived from financial statements, other than the disclosure referred to in subparagraph (a) above.

(j) establishing and reviewing of procedures for:

(i) receipt, retention and treatment of complaints received by the Corporation and its subsidiary entities regarding internal accounting controls, or auditing matters; confidential;

(ii) anonymous submission by employees of the Corporation and its subsidiary entities of concerns regarding questionable accounting or auditing matters; and

(iii) hiring policies regarding employees and former employees of present and former external auditors of the Corporation and its subsidiary entities.

(k) reviewing with the external auditor, the adequacy of management's internal control over financial reporting relating to financial information and management information systems and inquiring of management and the external auditor about significant risks and exposures to the Corporation that may have a material adverse impact on the Corporation's financial statements, and inquiring of the external auditor as to the efforts of management to mitigate such risks and exposures.

(1) reviewing and/or considering that, with regard to the previous fiscal year,

- management has reviewed the Corporation's audited financial statements with the Audit Committee, including a discussion of the quality of the accounting principles as applied and significant judgments affecting the financial statements;
- the external auditors and the Audit Committee have discussed the external auditors' judgments of the quality of the accounting principles applied and the type of judgments made with respect to the Corporation's financial statements;
- the Audit Committee, on its own (without management or the external auditors present), has considered and discussed all the information disclosed to the Audit Committee from the Corporation's management and the external auditor; and
- in reliance on review and discussions conducted with senior financial management and the external auditors, the Audit Committee believes that the Corporation's financial

statements are fairly presented in conformity with the with Canadian Generally Accepted Accounting Principles (GAAP) in all material respects and that the financial statements fairly reflect the financial condition of the Corporation.

5. **Administrative Matters**: The following general provisions shall have application to the Audit Committee:

(a) A quorum of the Audit Committee shall be the attendance of a majority of the members thereof. No business may be transacted by the Audit Committee except at a meeting of its members at which a quorum of the Audit Committee is present or by a resolution in writing signed by all the members of the Audit Committee.

(b) Any member of the Audit Committee may be removed or replaced at any time by resolution of the Directors of the Corporation. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, each member of the Audit Committee shall hold such office until the close of the annual meeting of shareholders next following the date of appointment as a member of the Audit Committee or until a successor is duly appointed.

(c) The Audit Committee may invite such Directors, directors, officers and employees of the Corporation or affiliates thereof as it may see fit from time to time to attend at meetings of the Audit Committee and to assist thereat in the discussion of matters being considered by the Audit Committee. The independent auditor is to appear before the Audit Committee when requested to do so by the Audit Committee.

(d) The time and place for the Audit Committee meetings, the calling and the procedure at such meetings shall be determined by the Audit Committee having regard to the Articles and By-Laws of the Corporation.

(e) The Chair shall preside at all meetings of the Audit Committee and shall have a second and deciding vote in the event of a tie. In the absence of the Chair, the other members of the Audit Committee shall appoint a representative amongst them to act as Chair for that particular meeting.

(f) Notice of meetings of the Audit Committee may be given to the independent auditor and shall be given in respect of meetings relating to the annual audited financial statements. The independent auditor has the right to appear before and to be heard at any meeting of the Audit Committee. Upon the request of the independent auditor, the Chair of the Audit Committee shall convene a meeting of the Audit Committee to consider any matters which the external auditor believes should be brought to the attention of the Directors or shareholders of the Corporation.

(g) The Audit Committee shall report to the Directors of the Corporation on such matters and questions relating to the financial position of the Corporation or any affiliates of the Corporation as the Directors of the Corporation may from time to time refer to the Audit Committee.

(h) The members of the Audit Committee shall, for the purpose of performing their duties, have the right to inspect all the books and records of the Corporation and its affiliates, and to discuss such books and records that are in any way related to the financial position of the Corporation with the Directors, directors, officers, employees and independent auditor of the Corporation and its affiliates.

(i) Minutes of the Audit Committee meetings shall be recorded and maintained. The Chair of the Audit Committee will report to the Directors on the activities of the Audit Committee and/or the minutes of the Audit Committee meetings will be promptly circulated to the Directors or otherwise made available at the next meeting of Directors.

(j) The Audit Committee shall, upon the approval of the Directors, adopt a formal written charter, which sets out the Audit Committee's responsibilities, the way they should be implemented and any other requirement such as membership and structure of the Audit Committee. The Audit Committee shall review and reassess the adequacy of the charter on an annual basis.

(k) The Audit Committee shall ensure and/or consider that, with regard to the previous fiscal year,

  (i) management has reviewed the Corporation's audited financial statements with the Audit Committee, including a discussion of the quality of the accounting principles as applied and significant judgments affecting the financial statements;

  (ii) the external auditor and the Audit Committee have discussed the independent auditor's judgments of the quality of the accounting principles applied and the type of judgments made with respect to the Corporation's and/or the Corporation's financial statements;

  (iii) the Audit Committee, on its own (without management or the independent auditors present), has considered and discussed all the information disclosed to the Audit Committee from the Corporation's management and the external auditor; and

  (iv) in reliance on review and discussions conducted with management and outside auditors, the Audit Committee believes that the Corporation's financial statements are fairly presented in conformity with the with Canadian Generally Accepted Accounting Principles (GAAP) in all material respects.

(l) The Audit Committee shall have the authority to:

  (i) engage independent counsel and other advisors or consultants as it determines necessary to carry out its duties;

  (ii) set and pay the compensation for any advisors employed by the Audit Committee; and

  (iii) communicate directly with the internal (if any) and external auditors and qualified reserves evaluators or auditors.

# CORPORATE DISCLOSURE POLICY

**Statement of policy**

Silverwing is committed to a policy of full, true and plain public disclosure of all material information in a timely manner, in order to keep security holders and the investing public informed about the company's operations.

This policy extends to the conduct of directors, officers, spokespersons and other employees of Silverwing, and all methods that Silverwing uses to communicate to the public, such as written statements made in the company's annual and quarterly reports, news and earnings releases, letters to shareholders, speeches by senior management and information contained in the company's Internet web site. It also covers oral statements made in group and individual meetings with financial analysts and investors, telephone calls with financial analysts and investors, interviews with the media and press conferences.

This policy statement outlines Silverwing's approach toward the determination and dissemination of material information, the circumstances under which the confidentiality of information will be maintained, and restrictions on employee trading. It also provides guidelines in order to achieve consistent disclosure practices across the company.

**Disclosure policy committee**

The disclosure policy committee will oversee the company's corporate disclosure practices and ensure adherence to this policy. It will make recommendations to the chief executive officer on disclosure policy and will keep the company's recent public statements under review to determine whether any updating or correcting is appropriate. The committee will review this disclosure policy at least annually and up-date it as necessary, and will meet as necessary.

The committee consists of the controller and senior vice-president, finance, corporate secretary, general counsel, and investor relations manager, or their designates.

**Spokespersons**

The primary spokespersons for the company are the chief executive officer, controller and senior vice-president, finance. These spokespersons may, from time to time, designate others to speak on behalf of the company or to respond to specific inquiries from the investment community or the media.

Employees other than the authorized spokespersons are not to respond to inquiries from the investment community or the media unless specifically asked to do so by an authorized spokesperson. All such queries should be referred to an authorized spokesperson.

The investor relations manager will be involved in scheduling and developing communications and presentations for all meetings with the investment community and the media.

If there is any doubt about the appropriateness of supplying information to an outside party, an employee should contact investor relations for advice.

**Material information**

In securities law, the term "material information" means any information relating to the company that significantly affects or would reasonably be expected to result in a significant change in the market price or value of any of the company's securities.

Securities law and securities commission and stock exchange policies require immediate disclosure of all material information through news media.

In certain circumstances, company officials may withhold information from public disclosure for legitimate business purposes. The information, if it constitutes material information, must still be filed with Canadian securities regulators on a confidential basis and is reviewed by the company every 10 days. Silverwing will only withhold information consistent with the circumstances outlined in Canadian securities laws and in such cases will take appropriate precautions to keep the information confidential.

It is expected that executives will keep the disclosure policy committee fully apprised of all significant company developments in order for the committee to determine their materiality and the appropriateness of and timing for public release of the information, or whether the information should remain confidential.

**Timing of and procedure for disclosure**

All Silverwing news releases including releases of material information will be managed by the Silverwing department of the company and by no other department.

The Silverwing department will ensure that the company's securities counsel first reviews all news releases where the subject matter has been determined to be material, in order to ensure that the company's disclosure is in compliance with applicable securities laws and stock exchange requirements.

Once a decision is made that information is material and will not be the subject of a confidential filing, it must be disclosed immediately and broadly disseminated to the public. Silverwing uses a wire service (currently Canada NewsWire) to disseminate news releases. In addition, news releases will be faxed or e-mailed to parties who have expressed a desire to receive such releases directly.

The investor relations manager will fax a copy of the release to the market surveillance group of The Toronto Stock Exchange (TSX), the company's lead stock exchange, at least one-half hour before the planned news release time. In accordance with the stock exchanges' existing practices, the TSX will advise Silverwing and may provide direction regarding the timing of the release (during or after market hours).

After public dissemination, all of the company's disclosures will be monitored to ensure accurate media reporting and take corrective measures, if necessary.

When necessary, Silverwing will file a material change report with securities regulators.

**Responding to market rumours**

It is the company's practice not to comment on market rumours or speculation, particularly where it is clear that the company is not the source of the market rumour. If a stock exchange or a securities regulator requests the company to make a statement in response to a market rumour, the disclosure policy committee will consider the matter and make a recommendation to the chief executive officer as to the nature and content of any company response.

The disclosure policy committee will also recommend an appropriate course of action where the company or an employee of the company is the apparent source of the rumour.

**Communications with financial analysts and investors**

One of the most important functions of Silverwing's investor relations group is to act as spokesperson in providing financial analysts and investors with information about the company.

Investor relations will also be responsible for preparing senior management for meetings with financial analysts and investors. Whenever possible, the investor relations manager will attend the meetings. If material non-public information is inadvertently disclosed at such a meeting, Silverwing will take immediate action to achieve broad public dissemination of the information. Presentation materials from such meetings will be made available on the Silverwing Internet web site as soon as possible after the presentation is made. Interested investors who lack access to the Internet will be mailed a copy of the presentation material upon request.

If an Silverwing employee other than the investor relations manager holds a one-on-one meeting with an outside party such as a financial analyst or investor, the investor relations manager will ascertain whether any new material information was disclosed during the discussion. If so, that information will be publicly disclosed immediately.

Silverwing will not provide confidential, proprietary or material non-public information in communications with financial analysts or investors. The company will only disclose information that does not impair its own effectiveness. Any information disclosed will be factual and not speculative.

Silverwing will not discriminate among recipients of information. Under no circumstances will Silverwing bar a financial analyst from access to information, nor will the company confirm or attempt to influence a financial analyst's opinions or conclusions. Silverwing will provide the same information that has been provided to financial analysts to individual investors when requested.

Silverwing will not review financial analysts' reports or models but it may confirm or correct publicly released historical information contained in analysts' reports.

In the month of an earnings release, prior to the release, the Silverwing spokespersons will not provide guidance or forward-looking information or comments on matters potentially impacting earnings outlooks.

Silverwing will not re-circulate financial analysts' reports outside the company or place them on its Internet web site. Financial analysts' reports on the company may be provided periodically to the board of directors and to senior management.

**Forward-looking information**

Silverwing will not provide forecasts of future earnings or other financial results. Silverwing may provide sufficient forward-looking information to the investing public to enable reasoned evaluations of the company and its future performance prospects provided that it is not undisclosed material information, it does not deal with future earnings, and it has been prepared or reviewed by investor relations. Such information could include forecasts respecting volumes, expenses, capital expenditures, new projects, fiscal terms and market, commercial and technical considerations. Such information will be consistent with and complementary to information that has been otherwise provided via timely disclosure documents such as annual reports, news releases, interim reports, etc.

A forward-looking statement made in the company's written documents will be identified as such and accompanied with meaningful cautionary language that warns investors that there is a risk that the statement could change materially. In the case of oral forward-looking statements, the statement will be identified as such and, if the cautionary language is not included in a previously released, readily available written document, it will immediately accompany the statement.

Earnings outlook information may be discussed in the necessary course of business with directors, officers and selected employees on a need-to-know basis. However, individuals involved need to be aware of the sensitivity of the information, the requirement to keep it confidential and the requirement not to trade in Silverwing securities with knowledge of it until the information has been publicly disclosed.

Company management will refrain from speaking to consolidated earnings outlooks or plans with the general employee population. Discussions with employees about the corporate plan and stewardship targets should be focused on operating components, e.g., volumes and costs, which are in the group's direct control. In general group reviews, Silverwing earnings discussions should be limited to historic results already in the public domain.

**Internet web site**

Silverwing has an Internet web site that contains an investor information section. Documents of interest to investors that are available in paper copy will be made available on the web site. These include the annual report, quarterly reports, Form 10-K report, management proxy circular, the information for investors fact book and news releases. Investor relations is responsible for ensuring that the information in the investor section of the web site is up-to-date. News releases will be mounted on the web site as soon as possible after they are released to the wire service. Other documents and presentations will be placed on the web site as soon as possible after they are available.

**Restrictions on employee trading**

Securities laws provide that employees with access to material information are prohibited from trading in Silverwing securities until the information has been fully disclosed and a reasonable period of time has passed for the information to be disseminated to the public.

Company policy as set out in Our corporate ethics and in the conflict-of-interest guidelines provides additional restrictions on trading in securities and options on company securities by employees and members of their families.

From time to time, Silverwing advises its directors, and employees in certain positions ("insiders") not to trade in Silverwing securities. These advisories are called "trading bans". Trading bans occur in connection with the directors' pending consideration of the financial statements of the company (the unaudited financial statements for each quarter) and in connection with pending events that constitute material information about the business affairs of the company.

The authority for imposing a trading ban rests with the chief executive officer or his delegate.

The corporate secretary's office will notify the insiders of the imposition of the ban and its duration, if known. They will also be notified when the ban is lifted, if the duration was not stated at the outset. (The appropriate time to lift the ban will usually be at the close of business of the day after the day on which the news release has been issued, which is when the information is deemed to be generally known.)

The conflict-of-interest guidelines provide that employees who are not sure whether they should be trading in securities at any particular time may contact the corporate secretary for clearance to do so.

**I hereby acknowledge that I have read, understood and will comply with the above Corporate Disclosure Policy.**

| | |
|---|---|
| ____________________ | ____________________ |
| Name (please print) | Witness (please print) |
| ____________________ | ____________________ |
| Signature | Signature |
| ____________________ | ____________________ |
| Date | Date |

**Code of Business Conduct and Ethics ("Ethics Code") Applicable to the Directors, Officers and Employees, Contractors (collectively, "Employees") of Silverwing Energy Inc., its Subsidiaries and Affiliates (collectively, "Silverwing")**

## 1. Statement of Purpose

This Ethics Code extends to all Employees of Silverwing. Employees include full time, part-time and temporary Employees and full time contractors of Silverwing.

Employees will be provided with a copy of this Ethics Code and will be required to acknowledge, through their signature, their understanding and acceptance of compliance as a term of employment. Any Employee who violates this Ethics Code may face disciplinary action up to and including termination of their employment for just cause with Silverwing without notice or payment in lieu of notice. Each Employee is expected to review this Ethics Code annually to satisfy themselves that they have adhered to the stated principles and standards.

In carrying out their duties, Employees of Silverwing are expected to act honestly and in good faith with a view to the best interests of Silverwing and its stakeholders. To this end, Silverwing has committed to maintain a high standard of Corporate Governance that incorporates the principles of good conduct and high ethical behavior. Accordingly, the following principles for business conduct and ethical behavior have been adopted.

## 2. Compliance with Laws, Rules and Regulations

Employees will conduct the business of Silverwing in compliance with laws, rules, regulations and other legal requirements applicable wherever Silverwing is carrying on business.

No Employee shall directly or indirectly give, offer or agree to give or offer a loan, reward, advantage or benefit of any kind to a foreign public official or to any person for the benefit of a foreign public official in contravention of the Corruption of Foreign Public Officials Act.

Employees must comply with all laws prohibiting improper payments to Canadian, U.S. and non-Canadian or U.S. officials, including the U.S. Foreign Corrupt Practices Act of 1977.

These laws can be complicated and result in serious and adverse enforcement proceedings against Silverwing if they are violated. If any employee is in doubt about whether a particular practice may violate such laws, such employee should contact the Corporate Secretary.

Employees shall adhere to Silverwing's Insider Trading Policy with respect to buying or selling shares of Silverwing.

### 3. Conflicts of Interest

Employees shall conduct their business affairs in a manner that ensures their private or personal interests do not interfere with the interests of Silverwing including conflicts relative to personal, financial, or other gain. Should conflicts arise, or be perceived to arise, disclosure shall be made in an appropriate manner and the disclosing Employee shall not participate in any decision or action in which there is a conflict. It is not always easy to determine whether a conflict of interest exists, so any potential conflict of interest must be reported immediately to senior management, a supervisor or a member of human resources.

### 4. Fair Dealing

The conduct required by fair dealing requires honesty in fact and the observance of reasonable commercial standards of fair dealing. Employees should endeavor to deal fairly with Silverwing's stakeholders. No Employee should do anything that could be interpreted as being dishonest or outside reasonable commercial standards of fair dealing.

### 5. Confidentiality

Employees shall maintain the confidentiality of information entrusted to them except in circumstances where disclosure is authorized or legally mandated. Confidential information shall not be used for personal gain. Confidential information includes all non-public information that may be of use to competitors or harmful to Silverwing or its customers or Employees if disclosed. It includes information deemed to be proprietary to Silverwing, whether patented or not. It includes information that suppliers and customers have entrusted to us. Employees who leave Silverwing retain the ongoing obligation to keep such information confidential. Employees of Silverwing shall adhere to Silverwing's Communication Policy.

### 6. Protection and Proper Use of Silverwing's Assets

Employees shall ensure that Silverwing's assets are protected and properly used for legitimate business purposes. Any suspected incidents of fraud or theft should be immediately reported to that person's supervisor or as detailed in paragraph 11 of this Ethics Code.

### 7. Corporate Opportunities

Employees owe a duty to advance Silverwing's legitimate interests whenever an opportunity arises and are prohibited from:

a) taking personal advantage of opportunities discovered through the use of Silverwing's assets, property, information or their position that would be contrary to Silverwing's interests;

b) using or deploying Silverwing's assets, property, or information or their position for personal gain; and

c) competing with Silverwing.

Employees shall protect Silverwing's assets in a manner that could be reasonably expected from them, and Silverwing's managers are specifically responsible for establishing and maintaining appropriate internal controls to safeguard Silverwing's assets against loss from unauthorized or improper use or disposition.

**8. Reporting Integrity**

No false, artificial or misleading entries in the books, records and documents of Silverwing shall be knowingly made for any reason and no Employee shall engage in any arrangement that results in such prohibited acts. All periodic reports filed by Silverwing shall be in accordance with Silverwing's Corporate Disclosure Policy and will include full, fair, accurate, timely and understandable disclosure.

**9. Encouraging the Reporting of Any Illegal or Unethical Behavior**

Employees are encouraged to promote ethical behavior in things they do and to ensure a healthy, ethical workplace. Violations of laws, rules, regulations or this Ethics Code are to be reported on the basis set forth in paragraph 11 of this Ethics Code.

Management shall not retaliate against any Employee who reports, in good faith, on any matter which is in contravention of this Ethics Code.

Silverwing's directors will not knowingly allow any retaliation by officers or management in respect of reports made in good faith by any Employee.

**10. Waivers**

Employees whose conduct or actions have failed to meet, or whose conduct or actions may not meet the principles and standards set out in this Ethics Code must immediately report the failure to the Chairman of the Audit Committee. If the reporting contains a request for a waiver of such conduct, that request shall be filed with the Chairman of the Audit Committee for review and recommendation by that Committee. The Audit Committee shall examine the circumstances related to the failure and the requested waiver and make an appropriate recommendation to the Board of Directors. Silverwing will promptly disclose waivers of this Ethics Code as required by law or TSX regulations.

**11. How to Raise a Concern**

If an Employee becomes aware of a breach or possible breach of applicable laws, rules or regulations or of this Ethics Code, that Employee is expected to report such.

The report should be made to their immediate supervisor, if appropriate. If the Employee is of the view that it would be more appropriate under the circumstances to take the breach or possible breach of this Ethics Code or other laws, rules or regulations to higher levels, due to either the nature of the breach or, if earlier reports through normal channels have not been acted upon, then that Employee has the right to directly contact the Company's legal council or the Audit Committee to report suspected illegal or improper activities within Silverwing. Employees need not identify themselves.

To have messages delivered directly to the Audit Committee, Employees can use any of the following methods:

Attention: Geoffrey H. Waterman

Newmont Mining Corporation of Canada Limited
20 Eglinton Avenue West, Suite 1900
Box 2005, Toronto,
Ontario, Canada M4R 1K8

Phone: (416) 480-6492
Fax: (416) 488-6598
Email: geoff.waterman@newmont.com

To have messages delivered directly to the company's external legal council, Employees can use any of the following methods:

Attention: Scott Reeves

TingleMerrett, LLP
#1250, 639 - 5th Avenue S.W.
Calgary, Alberta T2P 0M9

Phone: 403.571.8015
Fax: 403.571.8008
Email: sreeves@tinglemerrett.com

This Ethics Code does not address all of the situations you may encounter. There may be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action. In those circumstances you are encouraged to use common sense, and to contact senior management, a supervisor or a member of human resources for guidance.

**I hereby acknowledge that I have read, understood and will comply with the above Code of Business Conduct and Ethics.**

____________________ Name (please print)

____________________ Witness (please print)

Signature

Date

Signature

Date

Q1 07



A targeted approach.



# SILVERWING ENERGY INC.

**First Quarter Interim Report**
**For the three months ended March 31, 2007**

## HIGHLIGHTS

| Three Months Ended March 31, | **2007** | 2006 | Change |
|---|---|---|---|
| (000s, except per share amounts) | ($) | ($) | (%) |
| **Financial** | | | |
| Petroleum and natural gas sales | **3,871** | 1,880 | 106 |
| Cash flow from operations [1] | **1,267** | 515 | 146 |
| Per share – basic and diluted | **0.04** | 0.04 | – |
| Net loss | **(2,854)** | (259) | (1,002) |
| Per share – basic and diluted | **(0.08)** | (0.02) | (300) |
| Capital expenditures | **7,095** | 9,091 | (22) |
| Bank debt and working capital deficiency | **(25,626)** | (4,459) | (475) |
| (000s) | (#) | (#) | (%) |
| **Share Data** | | | |
| Total shares outstanding | | | |
| Basic | **33,826** | 13,047 | 159 |
| Diluted | **33,826** | 13,878 | 144 |
| Weighted average shares outstanding | | | |
| Basic | **33,826** | 12,943 | 161 |
| Diluted | **33,826** | 13,784 | 145 |
| | | | (%) |
| **Operating** | | | |
| Average daily production | | | |
| Crude oil and NGLs (bbls/d) | **61** | 32 | 91 |
| Natural gas (mcf/d) | **5,131** | 2,480 | 107 |
| Total (boe/d) | **916** | 445 | 106 |
| Average selling prices | | | |
| Crude oil and NGLs ($/bbl) | **62.48** | 56.25 | 11 |
| Natural gas ($/mcf) | **7.64** | 7.70 | (1) |
| Total ($/boe) | **46.96** | 46.94 | – |
| Wells drilled – gross (net) (#) | | | |
| Gas | **4 (0.2)** | 18 (3.8) | 78 (95) |
| Standing/untested | **2 (1.1)** | – (–) | – (–) |
| Dry and abandoned | **– (–)** | 1 (0.3) | – (–) |
| Total | **6 (1.3)** | 19 (4.1) | 68 (68) |
| Drilling success rate (%) | **100 (100)** | 94 (92) | 5 (8) |

(1) Cash flow from operations is defined as cash provided by operations before changes in non-cash operating working capital.

# LETTER TO SHAREHOLDERS

I am pleased to present the financial and operating highlights for the three months ended March 31, 2007 and provide an outlook for the remainder of the year.

## FIRST QUARTER HIGHLIGHTS

- △ **Drilled 6 gross (1.3 net) wells in our two core areas of operation.**
- △ **Increased production 106% to 916 boe/d from the first quarter of 2006.**
- △ **Reduced our capital expenditures budget 22% to $7.1 million.**

**CORPORATE ACTIVITIES AND FINANCIAL HIGHLIGHTS** △ During the first three months of 2007, weak natural gas prices, combined with high service and operating costs, continued to provide a challenging financial environment for Canadian junior E&P companies, adversely affecting the profitability of natural gas properties and the ability to raise capital to fund capital programs – Silverwing was no exception. In response to this business climate, early in the year our Company announced that we would evaluate and adjust our capital spending program for 2007 and that we would engage in an evaluation of strategic alternatives, including a potential corporate transaction, the divestiture of some of our assets and possibly a re-financing. At the end of January, Silverwing also froze its capital spending program due to lack of capital. The conclusion of this analysis resulted in a process that is currently underway involving the recapitalization of the Company. Subject to this re-financing, Silverwing has obtained an extension to the Tomahawk farm-in agreement and secured a partner in this project.

In order to permit Silverwing to carry out its capital program for the balance of 2007, the Company entered into a process of raising additional equity by selling securities of Silverwing. Management is moving quickly to complete this equity financing on the basis of the strength of our assets and our exploration program at Tomahawk. Funds from this financing, along with cash flow from operations, will be used to reduce overall corporate debt and to fund the Company's remaining 2007 capital expenditures program. Furthermore, Silverwing's 2007 capital program was reduced from $37 to $22 million, with most of the expenditures being allocated to the Tomahawk farm-in. For the three months ended March 31, 2007, Silverwing expended $7.1 million versus $9.1 million in the same period of 2006.

For the first quarter of 2007, the Company posted new records for revenue and cash flow. Our year-over-year financial gains included:

△ **increasing revenue 106% to $3.9 million; and**

△ **growing cash flow 146% to $1.3 million or $0.04 per share.**

**OPERATIONS REVIEW** △ Overall, corporate production has increased consistently during 2006 and into 2007, reaching 916 boe/d in the first quarter, representing a 106% increase over the first three months of 2006.

High operating costs and low commodity prices continued to affect the overall profitability of the gas prone Prespatou properties in northeastern British Columbia. Consequently, we have reduced our commitments and capital program in the region to that of maintaining production levels and will not grow this asset base until we see a strengthening in gas commodity prices. First quarter operations at Prespatou included drilling 5 gross (0.3 net) wells at Birley. These new wells have been subsequently equipped and tied-in, thereby maintaining production levels in the area.

New production will be added during the year's second and third quarters as gathering systems and tie-ins are completed at Umbach, a subproject area of Prespatou. Due to the region's scaled-back program, our production additions at Prespatou are expected to be modest in 2007; however, with better access to capital and improved commodity prices, we anticipate a stepped up area program for 2008.

Tomahawk, located in central Alberta, is a well known area of multi-zone oil and gas potential and includes the highly desirable Nisku interior patch reef trend. It provides Silverwing with a multi-year exploratory and development growth opportunity, complementing our northeastern British Columbia core area. We have committed to a 29-well drilling program to earn lands in the initial phase of the project, which is anticipated to be completed by the end of 2008 subject to access and regulatory approval being in place for all wells targeted.

In order to manage our capital commitments and expenditures program at Tomahawk, we successfully renegotiated the terms of our farm-in agreement such that we now have until the end of the year (versus May 1, 2007) to drill the first 22 shallow and intermediate depth wells. Seven of these wells have already

been drilled and cased and are awaiting evaluation, with 15 wells still to be drilled. Deeper drilling to evaluate the Nisku potential is expected to take place later in the year once the public consultation and regulatory approvals process has been completed. Initial wells drilled will be completed in combination with future drilling success.

In addition, Silverwing successfully secured a 50% joint venture partner for Tomahawk to share the risk and the upside of this large project, contingent upon the successful equity financing that is in process. The partnership involves an equalization of costs incurred since inception and an assumption of 50% of all future costs of the program. We are looking forward to resuming our evaluation of the Tomahawk potential over the course of the spring and summer.

**OUTLOOK** Δ Although fiscal 2007 got off to a challenging start, we were proactive in implementing stringent financial and operating control measures that will help our Company weather the difficult economic environment facing junior oil and gas companies. For the remainder of 2007, we plan to drill and complete 22 gross (10.8 net) wells, focusing primarily in the Tomahawk area. We have a clear plan for the future of Silverwing and for each of our core areas and I look forward to reporting the results of our activities as the year progresses.

On behalf of the Board of Directors,

Oleh Wowkodaw
President & Chief Executive Officer

May 14, 2007

# MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of May 14, 2007 and reviewed and approved by the Board of Directors of Silverwing Energy Inc. ("Silverwing" or the "Company"). This MD&A is a review of the operational results of the Company with disclosure of oil and gas activities in accordance with Canadian Securities Regulators National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and a review of financial results of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the operational and financial performance for the quarters ended March 31, 2007 and 2006 and should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 2006.

For the purpose of calculating unit costs, natural gas volumes have been converted to a barrel equivalent ("boe") using six thousand cubic feet equal to one barrel unless otherwise stated. A boe conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion conforms with NI 51-101. Boes may be misleading, particularly if used in isolation.

Cash flow from operations, cash flow from operations per share and operating netback are terms that do not have a standardized measuring prescribed by Canadian generally accepted accounting principles ("GAAP"). Management believes that cash flow from operations, cash flow from operations per share and operating netback are useful supplemental measures as they demonstrate the Company's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Investors are cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of the Company's performance. Silverwing's method of calculating these measures may differ from other companies, and accordingly, may not be comparable to measures used by other companies. For these purposes, the Company defines cash flow from operations as cash provided by operations before changes in non-cash operating working capital and defines operating netback as revenue less royalties and operating expenses. The Company also presents cash flow from operations per share whereby amounts per share are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. Cash flow from operations and funds from operations as noted in the financial statements are terms that are used synonymously.

**Forward-Looking Statements**

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

All financial measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated.

**GENERAL DESCRIPTION OF BUSINESS** Δ Silverwing Energy Inc. is a Calgary based crude oil and natural gas exploration and production company. By implementing its strategic plan in key focus areas located throughout the Western Canadian Sedimentary Basin, Silverwing is well positioned to achieve its growth plans for the benefit of its shareholders. Common shares and share purchase warrants of Silverwing are listed for trading on the Toronto Stock Exchange under the symbol SVW and SVW.WT, respectively.

**OPERATIONS OVERVIEW – FIRST QUARTER 2007** Δ The first quarter of 2007 was a period of retrenchment for Silverwing, having entered into a value maximization process with an investment banking firm. As a result of this process, the Company secured an extension of the terms of its Tomahawk farm-in agreement to December 31, 2007 and secured a partner in the program to fund 50% of the project. This extension and a partner are subject to the recapitalization of the Company that was in process as at May 14, 2007.

Production of 916 boe/d remained steady during the period, resulting in cash flow from operations of $1.3 million. Capital expenditures were $7.1 million and involved drilling 6 gross (1.3 net) wells and the completion of a number of wells in the period. Some of these costs relate to a 100% Tomahawk well that was spud late in 2006. By the end of the quarter, a total of seven Tomahawk wells were drilled with at least two zones of interest in each. Completion of these wells has been postponed until the value maximization and recapitalization process has run its course.

For the reminder of 2007, the Company plans to drill and complete 22 gross (10.8 net) wells, focusing primarily in the Tomahawk area with the drilling of 21 gross (10.5 net) wells. This will contribute to a capital budget of $22 million for the year. In addition, Silverwing believes that by year-end, two Nisku wells could be drilled. To support the program for the remainder of 2007 and into 2008, Silverwing is currently in the process of raising additional equity, by selling securities of the Company.

## FINANCIAL RESULTS

### Oil and Gas Revenue

| Three Months Ended March 31, | **2007** | 2006 | Change |
|---|---|---|---|
| (000s) | ($) | ($) | (%) |
| Crude oil and NGLs revenue | **343** | 162 | 112 |
| Natural gas revenue | **3,528** | 1,718 | 105 |
| Total oil and gas revenue | **3,871** | 1,880 | 106 |

The Company's gross revenue for the three months ended March 31, 2007 totaled $3.9 million compared to $1.9 million a year ago. The 106% improvement was due primarily to increases in production volumes from Sirius, North Buick Creek and South Beavertail located in the Prespatou area of northeastern British Columbia.

### Production

| Three Months Ended March 31, | **2007** | 2006 | Change |
|---|---|---|---|
| | | | (%) |
| **Daily Production** | | | |
| Crude oil and NGLs (bbls/d) | **61** | 32 | 91 |
| Natural gas (mcf/d) | **5,131** | 2,480 | 107 |
| Boe/d | **916** | 445 | 106 |
| | (%) | (%) | (%) |
| **Production Mix** | | | |
| Crude oil and NGLs | **7** | 7 | - |
| Natural gas | **93** | 93 | - |
| | **100** | 100 | - |

Production volumes for the first quarter averaged 916 boe/d, an increase of 106% over the 445 boe/d recorded in 2006. Crude oil and NGLs production rose 91% to 61 boe/d from 32 boe/d in the same period of 2006, while natural gas production jumped 107% to 5,131 mcf/d from 2,480 mcf/d a year ago. These production increases were the result of tie-ins of a number of wells at the Sirius, Buick Creek and South Beavertail project areas in 2006. The installation of facilities in these areas supported the production increases.

| Three Months Ended March 31, | 2007 | 2006 | Change |
|---|---|---|---|
| | (boe/d) | (boe/d) | (%) |
| **Daily Production by Area** | | | |
| Birley | **228** | 264 | (14) |
| Sirius | **332** | 155 | 114 |
| North Buick Creek | **147** | – | – |
| South Beavertail | **139** | – | – |
| Other | **70** | 26 | 169 |
| Total | **916** | 445 | 106 |

* Gas production from the Boundary Lake area commenced on August 7, 2006.

## Pricing

| Three Months Ended March 31, | 2007 | 2006 | Change |
|---|---|---|---|
| | | | (%) |
| **Selling Prices** | | | |
| Crude oil and NGLs ($/bbl) | **62.48** | 56.25 | 11 |
| Natural gas ($/mcf) | **7.64** | 7.70 | (1) |
| Total combined ($/boe) | **46.96** | 46.94 | – |

Average crude oil and NGL prices for the first quarter of 2007 increased 11% to $62.48/bbl compared to $56.25/bbl for the same period in 2006, while natural gas prices fell 1% to $7.64/mcf from $7.70/mcf a year ago. On a combined boe basis, selling prices for the three months ended March 31, 2007 remained steady at an average $46.96/boe compared to $46.94/boe recorded in the first quarter of 2006.

## Royalty Expense

| Three Months Ended March 31, | 2007 | 2006 | Change |
|---|---|---|---|
| | | | (%) |
| Total royalties ($000s) | **949** | 464 | 105 |
| As a % of oil and gas sales | **25%** | 25% | – |
| $/boe | **11.51** | 11.59 | (1) |

For the 2007 three-month period, royalty expense rose 105% to $0.9 million from $0.5 million a year ago due to the increase in revenues received from the production volume increase in the period. Royalties as a percentage of production revenue remained constant at $11.51/boe in 2007 versus $11.59/boe the previous year and at 25% of revenues in each period.

### Operating Expenses

| Three Months Ended March 31, | **2007** | 2006 | Change |
|---|---|---|---|
| | | | (%) |
| Operating expenses ($000s) | **954** | 485 | 97 |
| Operating expenses ($/boe) | **11.57** | 12.11 | (4) |

Operating expenses increased 97% to $1.0 million in the first quarter of 2007 from $0.5 million in the prior year due to production growth. On a per boe basis, operating expenses decreased 4% in 2007 from the corresponding period in 2006. The decrease in the operating costs was attributed to the increase in the production facility infrastructure and a resultant increase in economies of scale within the northeastern British Columbia project areas from that capital investment.

### General and Administrative ("G&A") Expenses

| Three Months Ended March 31, | **2007** | 2006 | Change |
|---|---|---|---|
| (000s) | ($) | ($) | (%) |
| Gross expense | **749** | 629 | 19 |
| Capitalized and overhead recoveries | **(326)** | (183) | 78 |
| G&A expenses before stock-based compensation | **423** | 446 | (5) |
| Stock-based compensation expense | **66** | 170 | (61) |
| Total G&A expense | **489** | 616 | (21) |
| $/boe | **5.93** | 15.38 | (61) |
| % capitalized | **14%** | 17% | (18) |

On a gross basis, year-over-year G&A expense rose 19% as a result of a growing workforce, the required overhead to support the increased production and additional costs of becoming a public company. During the first quarter of 2007, net G&A expenses, before stock-based compensation, declined 5% to $0.42 million from $0.45 million in 2006. For the three months ended March 31, 2007, net G&A costs decreased 21% to $0.5 million from $0.6 million in the prior year. The year-over-year decline was primarily due to an increase in the rate of capitalization of wages for exploration of oil and gas properties to $0.3 million from $0.1 million for the quarters ended March 31, 2007 and 2006, respectively.

Stock-based compensation expense decreased 61% for the 2007 three-month period to $0.1 million from $0.2 million in 2006 due to a number of stock options becoming fully vested and expiring between the periods resulting in less amortization of stock compensation. No new options were issued during the quarter.

**Interest Income and Expense** Interest income during the first quarter of 2007 was $nil compared to $32,000 received in the same period a year ago. The decrease was directly related to the reduced cash position the Company was in throughout the respective periods.

Interest expense for the three months ended March 31, 2007 was $284,790 versus $2,380 in the same period of 2006. The year-over-year change was due to greater average debt levels and Part XII.6 corporate income tax calculated on the balance of the 2006 flow-through share issue that was not expended in the first quarter of 2007.

### Cash Flow and Operating Netbacks

| Three Months Ended March 31, | 2007 | 2006 | Change |
|---|---|---|---|
| | ($/boe) | ($/boe) | (%) |
| Sales price | **46.96** | 46.94 | – |
| Royalties | **(11.51)** | (11.59) | (1) |
| Operating | **(11.57)** | (12.11) | (4) |
| Operating netback | **23.88** | 23.24 | 3 |
| G&A (net of non-cash items) | **(5.13)** | (11.14) | (54) |
| Interest and other | **(3.39)** | 0.76 | (546) |
| Corporate netback | **15.36** | 12.86 | 19 |
| Cash flow from operations ($000s) | **1,267** | 515 | 146 |

For the three months ended March 31, 2007, cash flow from operations increased 146% to $1.3 million. The Company's corporate netback increased 19% to $15.36/boe from $12.86/boe a year ago as a result of decreasing G&A and interest expenses relative to production volumes.

### Depletion, Depreciation and Accretion ("DD&A")

| Three Months Ended March 31, | 2007 | 2006 | Change |
|---|---|---|---|
| | | | (%) |
| DD&A provision before impairment provision ($000s) | **2,740** | 920 | 198 |
| DD&A provision before impairment provision ($/boe) | **33.20** | 22.97 | 45 |
| Impairment provision for oil and gas assets ($000s) | **2,258** | – | – |

During the first quarter of 2007, the DD&A provision before impairment provision rose 198% to $2.7 million from $0.9 million in 2006 due primarily to increased production received in the current period. On a per boe basis, the DD&A provision before impairment increased 45% to $33.20 from $22.97 a year ago as a result of the increased cost of proved reserves additions.

At March 31, 2007, the impairment recognition portion of the ceiling test indicated the estimated undiscounted future cash flows from proved reserves was less than the carrying amount of producing petroleum and natural gas properties. In the second stage of the AcG-16 impairment test, the future cash flows from proved plus probable reserves were discounted at the risk-free rate and were compared to the carrying amount of the oil and gas properties to determine a ceiling test write-down. A write-down of $2.3 million was added to DD&A during the period.

**Income Taxes** Future income tax reduction for the three months ended March 31, 2007 totaled $0.9 million compared to a recovery of $0.3 million in 2006. The changes in this non-cash item are the anticipated future tax effect of the periods' activities, after reconciling recorded net assets with the Company's tax pool assets at the end of each period. The primary reason for the change was a decrease in the future tax rate from 2006 to 2007 and the impairment of oil and gas assets, which was offset by the renunciation of the related income tax deductions for eligible exploration expenses related to the issuance of flow-through shares in 2006.

As at March 31, 2007, the Company had approximately $58.6 million in tax pools available to shelter taxable income in future years.

### Cash Flow and Net Loss

| Three Months Ended March 31, | 2007 | 2006 | Change |
|---|---|---|---|
| (000s, expect per share amounts) | ($) | ($) | (%) |
| Cash flow from operations | **1,267** | 515 | 146 |
| Per share – basic and diluted | **0.04** | 0.04 | – |
| Net loss | **(2,854)** | (259) | (1,002) |
| Per share – basic and diluted | **(0.08)** | (0.02) | (300) |

Cash flow from operations increased 146% during the first quarter of 2007 to $1.3 million from $0.5 million a year ago. Cash flow per basic and diluted share was $0.04 for both the three months ended 2007 and 2006. The year-over-year increase in cash flow was due primarily to increased production.

During the first quarter of 2007, the Company recorded a net loss of $2.9 million ($0.08 per basic and diluted share) versus a net loss of $0.3 million ($0.02 per basic and diluted share) a year ago. The 2007 first quarter loss was primarily made up of a high DD&A provision and the impairment of oil and gas assets recorded.

## LIQUIDITY AND CAPITAL RESOURCES

| Three Months Ended March 31, | 2007 | 2006 | Change |
|---|---|---|---|
| (000s) | ($) | ($) | (%) |
| Working capital (deficiency), beginning of period | **(19,817)** | 3,478 | (670) |
| Cash flow from operations | **1,267** | 515 | 146 |
| Issue of capital stock (net) | **19** | 639 | (97) |
| Capital expenditures (net) | **(7,095)** | (9,091) | (22) |
| Working capital (deficiency), end of period | **(25,626)** | (4,459) | (475) |

Silverwing opened the first quarter of 2007 with a working capital deficiency of $19.8 million and ended the period with a working capital deficit of $25.6 million. Increases in the quarter involved $1.3 million in cash flow from operations, while the Company spent $7.1 million on capital expenditures during the period. The Company is currently in the process of raising new equity to reduce debt, fund existing capital commitments regarding the Tomahawk project and meet outstanding flow-through obligations.

As at March 31, 2007, the Company was in breach of a covenant that required the Company to maintain a positive working capital ratio of 1:1 for the revolving reducing demand loan facility. To remove the breach, Silverwing is currently in the process of recapitalizing the Company by raising additional equity. To complement this recapitalization, the Company has secured an extension to the Tomahawk farm-in agreement to December 31, 2007, subject to a fee of $0.5 million and a deposit of $11.1 million to be paid by May 15, 2007. Subject to this financing, the Company has also secured a partner in its Tomahawk core exploration area to assist in funding the project.

As at May 14, 2007, Silverwing had outstanding bank debt of $14.4 million and a working capital deficit of approximately $25.2 million.

## CAPITAL EXPENDITURES

Δ Capital expenditures made during the three months ended March 31, 2007 and 2006 are summarized in the following table and do not include non-cash transactions.

| Three Months Ended March 31, | **2007** | 2006 | Change |
|---|---|---|---|
| (000s) | ($) | ($) | (%) |
| Land | **41** | 683 | (94) |
| Seismic | **108** | 33 | 227 |
| Drilling and completions | **4,744** | 6,294 | (25) |
| Facilities and equipment | **2,093** | 1,956 | 7 |
| Capitalized G&A and other | **109** | 125 | (13) |
| Total | **7,095** | 9,091 | (22) |

During the first quarter of 2007, the Company invested $7.1 million in capital activities compared to $9.1 million for the same period in 2006. The 21% decrease in capital spending was related to Silverwing reducing its capital program until new financing to fund exploration and development was secured. During the period, drilling and completion expenditures of $4.7 million were incurred in Tomahawk, South Beavertail and North Buick Creek areas and involved 6 gross (1.3 net) wells spud during the 2007 three-month period. This balance also included 1 gross (1.0 net) well spud late in 2006. A number of completions were also recorded relating to wells drilled in previous quarters. During the three months ended March 31, 2007, facilities and equipping costs of $2.1 million were incurred to tie-in wells and the purchase of a compressor in the Sirius area of northeastern British Columbia.

Pursuant to flow-through common share issuances completed on August 22, 2006 and December 21, 2006, the Company committed to renounce a total of $16.5 million of exploration expenditures. As at March 31, 2007, Silverwing had incurred $9.7 million of eligible expenditures for renuncement, leaving $6.8 million to be incurred by the end of this year. Interest is payable to the federal government on the unspent portion that began to accrue as of February 1, 2007 until the amounts are fully expended.

During 2006, the Company entered into a one-year and a three-year contract involving two drilling rigs. As at March 31, 2007, a 260-day and a 560-day guarantee exists at a day rate commitment of $8,500 and $18,500, respectively. Should the rigs be contracted out to another party during this time, the Company will receive a credit equal to each day worked for the other party. The total commitment as at May 14, 2007 is $8.5 million combined for the two drilling rig contracts. As at May 14, 2007, the Company is in the process of negotiating an extension to the 260-day rig contract.

The Tomahawk farm-in agreement stipulates that the Company is to drill 29 wells to earn lands for the Tomahawk project. As at May 14, 2007, 7 wells were drilled and 22 additional wells are required to be drilled by December 31, 2007. The Company is currently in the process of raising additional equity to fund the commitment. As at May 14, 2007, management estimates that the total maximum contingent liability for noncompliance of the terms of the farm-in agreement is $10.9 million, being the non-performance fee associated with the 22 locations remaining to be drilled. Upon payment of this fee, the commitment will be met and the Company would have a minimum of two years to earn the lands by drilling the remaining wells subject to regulatory approvals.

The Company has secured an extension of the agreement to December 31, 2007 for a fee of $0.5 million and deposit of $11.1 million by May 15, 2007, that is to be funded by the equity financing that is currently in process. The deposit is to be held in trust and subsequently drawn down to fulfill the farm-in agreement obligations. Failure to provide payment by this date will result in loss of this project.

**OFF-BALANCE SHEET ARRANGEMENTS** Δ As at the date of this report, the Company had no off-balance sheet financing arrangements.

**TRANSACTIONS WITH RELATED PARTIES** Δ Included in G&A expenses are amounts for services provided to Silverwing through entities affiliated with and/or controlled by the Secretary of the Company. During the period ended March 31, 2007, the Company paid to the affiliated entity $44,200 (2006 – $12,100), representing the fair market value for services received. There was an outstanding payable balance of $8,900 (2006 – $12,100) with the related company at period-end.

The Company utilizes the services of a consultant, through his operating company, who is considered a related party by virtue of significant influence on the Company's drilling operations. The Company pays the related party's operating company a management fee, has provided the related party full time use of offices in its premises at below market rates for rent, granted the related party stock options and provided the related party an interest free loan to purchase shares in the Company. For the quarter ended March 31, 2007, the Company paid $14,800 (2006 – $409,400) to the related party, representing the fair market value for services received. The outstanding related party balance was $nil at March 31, 2007 (2006 – $192,000). The Company estimates the fair market value of the subsidized rent to be approximately $5,600 for the period ended March 31, 2007 (2006 – $8,875). Effective April 15, 2006, this consultant became an employee of Silverwing.

During the period ended March 31, 2007, the Company utilized the services of a drilling company of which two directors of Silverwing are officers. The total purchased services amounted to $18,500 (2006 – $nil) for the quarter and the balance owing to the related company was $99,300 as at March 31, 2007. As at March 31, 2007, 122 days remained on a 260-day drilling contract with the related drilling company that expires June 1, 2007. On May 14, 2007, Silverwing agreed to an extension of the contract to September 30, 2007. The transactions are in the normal course of operations and are measured at the exchange amount that approximates fair market value of the services.

The Company granted share purchase loans to employees in 2004 for the purchase of the Company's flow-through shares at that time. The loans are non-interest bearing and are to be fully repaid by October 31, 2007. The loan balance from the employees was $53,550 at March 31, 2007 (2006 – $99,500).

**OUTSTANDING SHARES** Δ The Company is authorized to issue an unlimited number of common shares, of which 33,826,150 common shares were issued and outstanding as fully paid and non-assessable as at the date of this report. The Company is also authorized to issue an unlimited number of preferred shares, of which nil preferred shares were issued and outstanding as at this date. At the date of this report, warrants to purchase an aggregate of 10,637,500 common shares at $2.25 were outstanding. These warrants were issued in conjunction with the initial public offering ("IPO") on August 22, 2006 and expire 18 months from the date thereof. In addition, options to purchase an aggregate of 1,527,500 common shares have been granted to directors, officers, employees and consultants of the Company at an exercise price of $2.00 and $2.10 per common share. During the first quarter of 2007, performance warrants to purchase an aggregate of 3,800,000 common shares were outstanding to certain directors, officers and employees of the Company at an exercise price of $2.20 per common share. These warrants may be exercised only upon a change in control of the Company.

## SUMMARY OF QUARTERLY RESULTS

| Three Months Ended | Jun.30, 2005 | Sep.30, 2005 | Dec.31, 2005 | Mar.31, 2006 | Jun.30, 2006 | Sep.30, 2006 | Dec.31, 2006 | **Mar.31, 2007** |
|---|---|---|---|---|---|---|---|---|
| (000s, except per share amounts) | ($) | ($) | ($) | ($) | ($) | ($) | ($) | **($)** |
| Oil and gas revenue | 731 | 1,832 | 2,743 | 1,880 | 1,853 | 3,300 | 4,136 | **3,871** |
| Cash flow from operations | 94 | 906 | 1,402 | 515 | 263 | 837 | 1,740 | **1,267** |
| Per share – basic and diluted | 0.01 | 0.12 | 0.11 | 0.04 | 0.02 | 0.03 | 0.06 | **0.04** |
| Net earnings (loss) | (191) | 88 | 152 | (259) | (245) | (1,063) | (10,649) | **(2,854)** |
| Per share – basic and diluted | (0.03) | 0.01 | 0.01 | (0.04) | (0.02) | (0.04) | (0.37) | **(0.08)** |
| Capital expenditures (net) | 926 | 2,015 | 6,292 | 9,091 | 12,887 | 22,524 | 18,623 | **7,095** |

**INTERNAL CONTROLS OVER FINANCIAL REPORTING** ∆ There were no changes in internal control over financial reporting from year-end that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

**NEW ACCOUNTING PRONOUNCEMENTS** ∆ In 2006, the Canadian Institute of Chartered Accountants issued new accounting standards concerning financial instruments: "Financial Instruments – Recognition and Measurement" (Section 3855), "Hedges" (Section 3865) and "Comprehensive Income" (Section 1530). These standards require prospective application and are effective for the Company's first quarter of fiscal 2007. The Company applied the new accounting standards at the beginning of its current fiscal year and their implementation did not have a significant impact on the Company's results of operations or financial position.

**FINANCIAL AND OTHER INSTRUMENTS** ∆ Currently, Silverwing does not have a hedge or other commodity risk control strategy in place. Management will consider employing such strategies once the Company has sufficiently advanced beyond the current production profile to warrant such measures.

**INTERNET WEBSITE** ∆ Silverwing Energy Inc. is pleased to announce the official launch of the Company's website. Additional information and resources may be found at www.silverwingenergy.com.

**SEDAR** ∆ Additional information relating to Silverwing, including the Company's Prospectus document supporting the IPO, are available on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

# BALANCE SHEETS

| As at | March 31, 2007 | December 31, 2006 |
|---|---|---|
| (000s) (unaudited) | ($) | ($) |
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | **353** | 408 |
| Accounts receivable and other assets | **3,459** | 6,103 |
| | **3,812** | 6,511 |
| Future income taxes | **-** | 1,399 |
| Property, plant and equipment (note 3) | **70,513** | 68,228 |
| | **74,325** | 76,138 |
| **Liabilities** | | |
| Current liabilities | | |
| Accounts payable and accrued liabilities | **15,206** | 19,297 |
| Bank debt (note 4) | **14,232** | 7,031 |
| | **29,438** | 26,328 |
| Asset retirement obligations (note 5) | **3,124** | 2,999 |
| Future income taxes | **2,643** | – |
| **Shareholders' Equity** | | |
| Common shares (note 6) | **48,220** | 53,149 |
| Share purchase warrants (note 6) | **4,344** | 4,344 |
| Contributed surplus (note 6) | **2,831** | 2,739 |
| Deficit | **(16,275)** | (13,421) |
| | **39,120** | 46,811 |
| Future operations (notes 1 and 4) | | |
| Commitments (note 8) | | |
| | **74,325** | 76,138 |

See accompanying notes to the interim financial statements.

# STATEMENTS OF OPERATIONS AND DEFICIT

| Three Months Ended March 31, | **2007** | 2006 |
|---|---|---|
| (000s, except per share amounts) (unaudited) | ($) | ($) |
| **Revenues** | | |
| Petroleum and natural gas sales | **3,871** | 1,880 |
| Royalties | **(949)** | (464) |
| | **2,922** | 1,416 |
| Interest and other income | **5** | 32 |
| | **2,927** | 1,448 |
| **Expenses** | | |
| Production | **954** | 485 |
| General and administrative | **489** | 616 |
| Interest | **283** | 3 |
| Depletion, depreciation and accretion | **4,998** | 920 |
| | **6,724** | 2,024 |
| **Loss before income taxes** | **(3,797)** | (576) |
| Future income tax reduction | **943** | 317 |
| **Net loss for the period** | **(2,854)** | (259) |
| **Deficit, beginning of period** | **(13,421)** | (1,205) |
| **Deficit, end of period** | **(16,275)** | (1,464) |
| **Net loss per share** (note 6) | | |
| Basic and diluted | **(0.08)** | (0.02) |

See accompanying notes to the interim financial statements.

# STATEMENTS OF CASH FLOWS

| Three Months Ended March 31, | **2007** | 2006 |
|---|---|---|
| (000s) (unaudited) | ($) | ($) |
| Cash provided by (used in): | | |
| **Operations** | | |
| Net loss for the period | **(2,854)** | (259) |
| Add (subtract) non-cash items: | | |
| Stock-based compensation | **66** | 171 |
| Depletion, depreciation and accretion | **4,998** | 920 |
| Future income tax reduction | **(943)** | (317) |
| | **1,267** | 515 |
| Net change in non-cash working capital | **3,610** | (74) |
| | **4,877** | 441 |
| **Financing** | | |
| Issue of common shares and warrants | **23** | 641 |
| Share issue costs | **(4)** | (2) |
| Bank debt | **7,201** | - |
| Net change in non-cash working capital | **-** | 15 |
| | **7,220** | 654 |
| **Investing** | | |
| Property, plant and equipment expenditures | **(7,095)** | (9,091) |
| Net change in non-cash working capital | **(5,057)** | (475) |
| | **(12,152)** | (9,566) |
| **Decrease in cash and cash equivalents** | **(55)** | (8,471) |
| **Cash and cash equivalents, beginning of period** | **408** | 8,471 |
| **Cash and cash equivalents, end of period** | **353** | - |
| Interest paid | **173** | 2 |

See accompanying notes to the interim financial statements.

# NOTES TO INTERIM FINANCIAL STATEMENTS

Three Months Ended March 31, 2007 and 2006

(unaudited)

## Basis of Presentation

Silverwing Energy Inc. ("Silverwing" or the "Company") is engaged in the exploration, development and production of petroleum and natural gas reserves in Western Canada.

The interim financial statements of Silverwing have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as the financial statements for the year ended December 31, 2006. The disclosures herein are incremental to, and should be read in conjunction with those annual financial statements and notes.

## 1. Future Operations

At March 31, 2007, the Company had a working capital deficiency of $25.6 million, including the Company's bank debt. In addition, at March 31, 2007 the Company was in breach of a debt covenant requirement to maintain a working capital ratio of 1:1 (note 4). The future operation of the Company is dependant on its ability to successfully explore, develop and produce economically viable reserves and market petroleum products from its properties, raise capital to support its activities and receiving the continued financial support from its lender.

These financial statements have been prepared on the basis that the Company will be able to discharge its obligations and realize its assets in the normal course of business at the values at which they are carried in these financial statements, and that the Company will be able to continue its business activities.

Management believes that the going concern assumption is appropriate for these financial statements. If this assumption were not appropriate, adjustments to the carrying values of the assets and liabilities, revenues and expenses and the balance sheet classifications used may be necessary.

The Company is in the process of raising additional equity to fulfill its flow-through obligations and its farm-in agreement requirements (note 8). At this time, there is no certainty that this equity will be obtained.

## 2. Change in Accounting Policies

In 2006, the Canadian Institute of Chartered Accountants issued new accounting standards concerning financial instruments: "Financial Instruments – Recognition and Measurement," "Hedges" and "Comprehensive Income. These standards require prospective application and are effective for the Company's first quarter of fiscal 2007. The Company applied the new accounting standards at the beginning of its current fiscal year.

The adoption of these standards has had no material impact on the Company's net earnings or cash flows.

**Comprehensive Income** The new standards introduce comprehensive income, which consists of net earnings and other comprehensive income ("OCI"). The cumulative changes in OCI are included in the accumulated other comprehensive income, which is presented as a new category within shareholders' equity in the balance sheet. The adoption of the comprehensive income standard has been made in accordance with its transitional provisions. A statement of comprehensive income has not been included in these financial statements as the Company has no adjustments that are required to be reported in OCI.

**Financial Instruments** The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading," "available-for-sale," "held-to-maturity," "loans and receivables" or "other financial liabilities" as defined by the standard.

## 2. Change in Accounting Policies (continued)

Financial assets and financial liabilities "held-for-trading" are measured at fair value, with changes in those fair values recognized in net earnings. Financial assets "available-for-sale" are measured at fair value, with changes in those fair values recognized in OCI. Financial assets "held-to-maturity," "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method of amortization. The methods used by the Company in determining fair value of financial instruments are unchanged as a result of implementing the new standard.

Cash and cash equivalents are designated as "held-for-trading" and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues and the partnership contribution receivable are designed as "loans and receivables." Accounts payable and accrued liabilities, the partnership contribution payable and long-term debt are designated as "other liabilities."

The adoption of the financial instruments standard has been made in accordance with its transitional provisions.

In addition, two new accounting standards have been issued that will require additional disclosure in the Company's financial statements commencing January 1, 2008 about the Company's financial instruments as well as its capital and how it is managed.

## 3. Property, Plant and Equipment

| | Cost | Accumulated Depletion and Depreciation | Net Book Value |
|---|---|---|---|
| (000s) | ($) | ($) | ($) |
| **March 31, 2007** | | | |
| Petroleum and natural gas properties | **68,788** | **(19,925)** | **48,863** |
| Production equipment | **30,049** | **(8,491)** | **21,558** |
| Office furniture, equipment and other | **126** | **(34)** | **92** |
| | **98,963** | **(28,450)** | **70,513** |
| December 31, 2006 | | | |
| Petroleum and natural gas properties | 63,660 | (15,998) | 47,662 |
| Production equipment | 27,957 | (7,484) | 20,473 |
| Office furniture, equipment and other | 123 | (30) | 93 |
| | 91,740 | (23,512) | 68,228 |

During the first quarter ended March 31, 2007, the Company capitalized $0.2 million (2006 – $0.2 million) of general and administrative expenses directly related to exploration and development activities.

Costs to acquire and evaluate unproved properties totaling $12.0 million (2006 – $5.2 million) had been excluded from the depletion calculation. As at March 31, 2007, future development costs of $6.3 million (2006 – $8.2 million) had been included in the depletion calculation.

The Company incurred a ceiling test write-down of $2.3 million related to oil and gas assets subject to the impairment test. The write-down was included in the depletion expense recorded for the period. There were no material changes in price forecasts to determine cash flows from oil and gas properties since December 31, 2006.

## 4. Bank Debt

On March 15, 2007, the Company obtained a non-revolving acquisition/development demand loan facility of $1,000,000 with a Canadian bank. This demand loan facility bears interest at the bank's prime rate plus 0.50% and requires monthly principal repayments of $45,000 commencing July 31, 2007. As at March 31, 2007, the Company had $1,000,000 drawn on the facility and the interest rate was 6.50%.

The Company has a revolving reducing demand loan facility of $15,825,000 with a Canadian bank. This credit facility is reduced by $725,000 per month and is currently under review. This demand loan facility bears interest at the bank's prime rate plus 0.25%. As at March 31, 2007, the Company had $13,232,000 drawn on the facility and the interest rate was 6.25%.

## 4. Bank Debt (continued)

The non-revolving acquisition/development demand loan facility and revolving reducing demand loan facility noted above are secured by a $50,000,000 debenture with a floating charge over all fixed assets of the Company.

As at March 31, 2007, the Company had an Irrevocable Letter of Guarantee outstanding in the amount of $160,000 expiring July 8, 2007. Included in cash and cash equivalents, as at March 31, 2007, is a deposit of $160,000 that is held as security for this Letter of Guarantee. The Company holds a deposit from a joint venture partner in the amount of $41,250 securing the partner's share of this obligation.

As at March 31, 2007, the Company was in breach of a covenant that required the Company to maintain a positive working capital ratio of 1:1 for the revolving reducing demand loan facility. Management has informed the bank of the covenant breach.

## 5. Asset Retirement Obligations

Changes to the asset retirement obligations were as follows:

| As at | **March 31, 2007** | December 31, 2006 |
|---|---|---|
| (000s) | ($) | ($) |
| Balance – beginning of period | **2,999** | 1,049 |
| Liabilities incurred | **65** | 898 |
| Revisions | **–** | 965 |
| Accretion | **60** | 87 |
| Balance – end of period | **3,124** | 2,999 |

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including wellsites, gathering systems and processing facilities. At March 31, 2007, the Company estimated the total undiscounted amount of cash flows required to settle its asset retirement obligations was approximately $4.8 million, which will be incurred over the next 16 years. In calculating the Company's future asset retirement obligations, an annual credit adjusted risk-free interest rate of 8.0% and an annual inflation rate of 2.0% were used.

## 6. Share Capital

### (a) Authorized

Unlimited number of common shares.
Unlimited number of preferred shares, of which none have been issued.

### (b) Issued

| As at | **March 31, 2007** | | December 31, 2006 | |
|---|---|---|---|---|
| | **Shares** | **Amount** | Shares | Amount |
| | (#) | ($000s) | (#) | ($000s) |
| **Common Shares** | | | | |
| Balance – beginning of period | **33,826,150** | **53,149** | 12,746,268 | 23,676 |
| Issued on exercise of warrants | **–** | **–** | 385,835 | 914 |
| Issued on exercise of special warrants | **–** | **–** | 688,000 | 739 |
| Issued for cash pursuant to private placements | **–** | **–** | 295,647 | 621 |
| Issued on initial public offering | **–** | **–** | 10,637,500 | 16,931 |
| Issued for cash pursuant to flow-through share placements | **–** | **–** | 9,072,900 | 16,460 |
| Tax effect of flow-through share renunciation | **–** | **(4,948)** | – | (4,438) |
| Share issue costs | **–** | **(4)** | – | (2,697) |
| Tax benefit of share issue costs | **–** | **–** | – | 901 |
| Repayment of share purchase loan | **–** | **23** | – | 42 |
| Balance – end of period | **33,826,150** | **48,220** | 33,826,150 | 53,149 |

## 6. Share Capital (continued)

### (b) Issued (continued)

In connection with the issuance of flow-through shares during 2006, the Company agreed to renounce a total of $16.5 million in eligible expenditures to subscribers effective December 31, 2006. The expenditures are required to be incurred by December 31, 2007. As at March 31, 2007, the Company had incurred $9.7 million of the committed expenditures.

### (c) Share Purchase Warrants

| As at | March 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| | **Shares** | **Amount** | Shares | Amount |
| | (#) | ($000s) | (#) | ($000s) |
| Balance – beginning of period | **10,637,500** | **4,344** | 2,563,372 | 1,501 |
| Expired | – | – | (2,177,537) | (1,361) |
| Exercised | – | – | (385,835) | (140) |
| Issuance of warrants | – | – | 10,637,500 | 4,344 |
| Balance – end of period | **10,637,500** | **4,344** | 10,637,500 | 4,344 |

Share purchase warrants were attached to the common shares issued at the time of the August 22, 2006 IPO exercisable at $2.25 per share and expires on February 22, 2008.

### (d) Contributed Surplus

| As at | **March 31, 2007** | December 31, 2006 |
|---|---|---|
| (000s) | ($) | ($) |
| Balance – beginning of period | **2,739** | 587 |
| Stock-based compensation expensed | **66** | 573 |
| Stock-based compensation capitalized | **26** | 218 |
| Transfer on exercise and expiry of warrants | – | 1,361 |
| Balance – end of period | **2,831** | 2,739 |

**(e) Stock Option Plan** The Company has a stock option plan (the "Plan"), which is administered by the Board of Directors of the Company. All directors, officers, employees and key consultants are eligible to participate under the Plan. The aggregate number of shares reserved for issuance under the Plan shall not exceed 10% of the total number of issued and outstanding shares of the Company. Options will vest over a period of two years and expire after four years.

The following table summarizes the number of options outstanding and the exercise price:

| | Options | Weighted Average Exercise Price |
|---|---|---|
| | (#) | ($/option) |
| Outstanding at December 31, 2006 | 1,540,000 | 2.06 |
| Forfeited | **(12,500)** | **2.04** |
| Outstanding at March 31, 2007 | **1,527,500** | **2.06** |

As at March 31, 2007, the weighted average remaining life of the options outstanding was 1.89 years (December 31, 2006 – 2.14 years).

As at March 31, 2007, 1,056,500 (December 31, 2006 – 924,000) options were exercisable at $2.10 and $2.00 per share with a weighted average exercise price of $2.04 per share (2006 – $2.05 per share).

## 6. Share Capital (continued)

### (f) Per Share Amounts

Per share amounts have been calculated based on the weighted average number of common shares issued and outstanding, which for the quarter ended March 31, 2007 totaled 33,826,150 (2006 – 13,637,232).

In calculating the diluted loss per share for the period ended March 31, 2007, nil (2006 – 146,522) shares were added to the weighted average number of common shares outstanding for the dilutive effect of the special warrants and stock options.

In calculating the net loss per share, options and warrants totaling 15,965,000 were excluded from the dilution calculation, as they were anti-dilutive. No adjustments were required to net loss in computing diluted per share amounts.

## 7. Related Party Transactions

Included in general and administrative expenses are amounts for services provided to the Company through entities affiliated with and/or controlled by the Corporate Secretary of the Company. During the period ended March 31, 2007, the Company paid to the affiliated entity $44,200 (2006 – $12,100), representing the fair market value for services received. There was an outstanding payable balance of $8,900 (2006 – $12,100) with the related company at period-end.

The Company utilizes the services of a consultant, through his operating company, who is considered a related party by virtue of significant influence on the Company's drilling operations. The Company pays the related party's operating company a management fee, has provided the related party full time use of offices in its premises at below market rates for rent, granted the related party stock options and provided the related party an interest free loan to purchase shares in the Company. For the quarter ended March 31, 2007, the Company paid $14,800 (2006 – $409,400) to the related party, representing the fair market value for services received. The outstanding related party balance was $nil at March 31, 2007 (2006 – $192,000). The Company estimates the fair market value of the subsidized rent to be approximately $5,600 for the period ended March 31, 2007 (2006 – $8,875). Effective April 15, 2006, this consultant became an employee of Silverwing.

The Company granted share purchase loans to employees in 2004 for the purchase of the Company's flow-through shares at that time. The loans are non-interest bearing and are to be fully repaid by October 31, 2007. The loan balance from the employees was $53,550 at March 31, 2007 (2006 – $76,500).

During the period ended March 31, 2007, the Company utilized the services of a drilling company of which two directors of Silverwing are officers. The total purchased services amounted to $18,500 (2006 – $nil) for the quarter and the balance owing to the related company was $99,300 as at March 31, 2007. The transactions are in the normal course of operations and are measured at the exchange amount that approximates fair market value of the services.

## 8. Commitments

**(a) Flow-Through Shares** In the third quarter of 2006, the Company committed to renounce $9.5 million of exploration expenditures pursuant to a flow-through common share issue completed on August 22, 2006. The Company has incurred the full amount of the required eligible expenditures for renuncement as at March 31, 2007.

In the fourth quarter of 2006, the Company committed to renounce $7.0 million of exploration expenditures pursuant to a flow-through common share issue completed on December 21, 2006. Silverwing has until December 31, 2007 to incur these exploration expenditures. As at March 31, 2007, $6.8 million of the obligation remained outstanding.

### 8. Commitments (continued)

**(b)** As at March 31, 2007, the Company had the following annual rental commitments on a sublease for office premises and equipment as follows:

| (000s) | ($) |
|---|---|
| 2007 | 132 |
| 2008 | 8 |
| 2009 | 8 |
| 2010 | 2 |

**(c)** **Drilling Contracts** During 2006, the Company entered into a one-year and a three-year drilling contract. In the one-year contract, Silverwing is committed to a 260-day guarantee within a 365-day period commencing June 1, 2006 with 122 days remaining at quarter-end. In the three-year contract, Silverwing is committed to a 560-day guarantee within an 830-day period commencing October 14, 2006 with 402 days remaining at quarter-end. If the Company is unable to fulfill the operating day commitment, a shortfall penalty of $8,500 and $18,500 for each day or portion thereof for each contract, respectively, will be charged to Silverwing upon completion of the term. If there should be any time that Silverwing does not require the use of each rig during the duration of the contract term, the drilling contractor will put forth best efforts to contract the rig to another party. Should the drilling contractor be successful, any days worked for the other party during the contract term will be credited towards Silverwing's guaranteed day contract commitment on a prorated basis equal to each day worked for the other party. The combined drilling commitment for the rigs as at March 31, 2007 was $8.5 million. On May 14, 2007, the 260-day contract was extended to September 30, 2007.

**(d)** **Farm-In Agreement Contingency** The Company has a farm-in agreement to drill 29 wells to earn lands in the Tomahawk project area of central Alberta. As at March 31, 2007, 7 of these wells have been drilled with 22 remaining to be drilled by May 1, 2007, subject to securing regulatory approvals. As at March 31, 2007, management estimates that the total maximum contingent liability for noncompliance of the terms of the farm-in agreement is $10.9 million, being the non-performance fee associated with the 22 locations remaining to be drilled. Upon payment of this fee, the commitment will be met and the Company would have a minimum of two years to earn the lands by drilling the remaining wells, subject to regulatory approvals. If this payment is not met, the Company will forfeit any interest earned in these properties with respect to costs incurred to date.

Currently, the Company has secured an extension of the agreement to December 31, 2007, subject to a fee of $0.5 million and a deposit of $11.1 million to be paid by May 15, 2007. The deposit is to be held in trust and subsequently drawn down to fulfill the farm-in agreement obligations. Failure to provide payment by this date may result in loss of this project.

# CORPORATE INFORMATION

## Board of Directors

**Drew Tumbach** (1)(2)(3) – Chairman
Vice-President, Land & Contracts
Duvernay Oil Corp.

**Derek J. Lowe**
Vice-President, Manufacturing
Nabors Drilling Limited

**Terry O'Connor**
Senior Vice-President, Business Development
Silverwing Energy Inc.

**Robert Wagemakers** (1)(2)
Vice-President, Marketing
Nabors Drilling Limited

**Geoff Waterman** (1)(2)(3)
Vice-President
Newmont Mining Corporation of Canada Limited

**Oleh Wowkodaw** (3)
President & Chief Executive Officer
Silverwing Energy Inc.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Technical Committee

## Senior Management

**Oleh Wowkodaw**
President & Chief Executive Officer

**Terry O'Connor**
Senior Vice-President, Business Development

**Martin D. Rude**
Vice-President, Finance & Chief Financial Officer

**Andre R. Brisson**
Vice-President, Exploration

**Michael R. Carlson**
Vice-President, Engineering

**David K. Gibson**
Vice-President, Operations

**F.G. (Rick) Young**
Director of Exploration

**Scott Reeves**
Corporate Secretary

## Corporate Head Office

Suite 1250
635 Eighth Avenue S.W.
Calgary, Alberta T2P 3M3
Tel: (403) 263-5555
Fax: (403) 263-5549
E-Mail: info@silverwingenergy.com
Website: www.silverwingenergy.com

## Auditors

KPMG LLP

## Banker

National Bank of Canada

## Evaluation Engineers

GLJ Petroleum Consultants Ltd.

## Legal Counsel

TingleMerrett LLP

## Registrar and Transfer Agent

Valiant Trust Company

## Stock Listing

Toronto Stock Exchange
Common Share Symbol: SVW
Common Share Warrant Symbol: SVW.WT

**Abbreviations**

| | |
|---|---|
| bbls | barrels |
| bbls/d | barrels per day |
| boe | barrels of oil equivalent |
| boe/d | barrels of oil equivalent per day |
| mcf | thousand cubic feet |
| mcf/d | thousand cubic feet per day |
| mmbbls | million barrels |
| mmcf/d | million cubic feet per day |
| 2-D | two dimensional |
| 3-D | three dimensional |

**Conversion of Units**

| | | |
|---|---|---|
| 1.0 acre | = | 0.40 hectares |
| 2.5 acres | = | 1.0 hectare |
| 1.0 bbl | = | 0.159 cubic metres |
| 6.29 bbls | = | 1.0 cubic metre |
| 1.0 foot | = | 0.3048 metres |
| 3.281 feet | = | 1.0 metre |
| 1.0 mcf | = | 28.2 cubic metres |
| 0.035 mcf | = | 1.0 cubic metre |
| 1.0 mile | = | 1.61 kilometres |
| 0.62 miles | = | 1.0 kilometre |

Natural gas is equated to oil on the basis of 6 mcf : 1 bbl



Q2 07

A targeted approach.

# SILVERWING ENERGY INC.

## Second Quarter Interim Report

For the three and six months ended June 30, 2007

## HIGHLIGHTS

| | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| (000s, except per share amounts) | ($) | ($) | (%) | ($) | ($) | (%) |
| **Financial** | | | | | | |
| Oil and gas revenue | **3,558** | 1,853 | 92 | **7,429** | 3,733 | 99 |
| Cash flow from operations (1) | **(1,040)** | 263 | (495) | **227** | 778 | (71) |
| Per share – basic and diluted | **(0.03)** | 0.02 | (250) | **0.01** | 0.06 | (83) |
| Net loss | **(2,675)** | (245) | 992 | **(5,529)** | (504) | 997 |
| Per share – basic and diluted | **(0.08)** | (0.02) | 300 | **(0.16)** | (0.04) | 300 |
| Capital expenditures | **1,371** | 12,887 | (89) | **8,466** | 21,978 | (61) |
| Bank debt and working capital deficiency | **26,909** | 16,315 | 65 | **26,909** | 16,315 | 65 |
| (000s) | (#) | (#) | (%) | (#) | (#) | (%) |
| **Share Data** | | | | | | |
| Total shares outstanding | | | | | | |
| Basic | **37,509** | 13,518 | 177 | **37,509** | 13,518 | 177 |
| Diluted | **37,509** | 14,114 | 166 | **37,509** | 14,114 | 166 |
| Weighted average shares outstanding | | | | | | |
| Basic | **34,770** | 13,064 | 166 | **34,300** | 13,009 | 164 |
| Diluted | **34,770** | 13,660 | 155 | **34,300** | 13,605 | 152 |
| | | | (%) | | | (%) |
| **Operating** | | | | | | |
| Average daily production | | | | | | |
| Crude oil and NGLs (bbls/d) | **54** | 36 | 50 | **58** | 36 | 61 |
| Natural gas (mcf/d) | **4,707** | 2,936 | 60 | **4,916** | 2,706 | 82 |
| Total (boe/d) | **839** | 525 | 60 | **877** | 487 | 80 |
| Average selling prices | | | | | | |
| Crude oil and NGLs ($/bbl) | **60.02** | 75.47 | (20) | **61.05** | 63.18 | (3) |
| Natural gas ($/mcf) | **7.62** | 6.01 | 27 | **7.63** | 6.79 | 12 |
| Total ($/boe) | **46.62** | 38.77 | 20 | **46.79** | 42.38 | 10 |
| Wells drilled – gross (net) (#) | | | | | | |
| Gas | **– (–)** | – (–) | – (–) | **4 (0.2)** | 18 (3.8) | -78 (-95) |
| Standing/untested | **– (–)** | – (–) | – (–) | **2 (1.1)** | – (–) | – (–) |
| Dry and abandoned | **– (–)** | – (–) | – (–) | **– (–)** | 1 (0.3) | – (–) |
| Total | **– (–)** | – (–) | – (–) | **6 (1.3)** | 19 (4.1) | -68 (-68) |
| Drilling success rate (%) | **– (–)** | – (–) | – (–) | **100 (100)** | 94 (92) | 6 (9) |

(1) Cash flow from operations is defined as cash provided by operations before changes in non-cash operating working capital.

# LETTER TO SHAREHOLDERS

I am pleased to present the financial and operating highlights for the three and six months ended June 30, 2007 and provide an outlook for the remainder of the year.

## SECOND QUARTER HIGHLIGHTS

- △ **Increased production 60% to 839 boe/d from the second quarter of 2006.**
- △ **Improved oil and gas revenue 92% to $3.6 million.**
- △ **Reduced quarterly capital expenditures 89%.**

**CORPORATE ACTIVITIES AND FINANCIAL HIGHLIGHTS** △ As a consequence of Silverwing's weakened financial position, during the first half of 2007 our Board and management took a number of decisive actions to ensure the Company's survival and allow adequate time to implement a corporate re-financing, which was deemed to be the optimal strategy to protect shareholder value. On May 22, 2007, Silverwing announced the conclusion of its value maximization process, and as at the date of this report the following actions were successfully completed:

- △ **re-negotiated the terms of the Tomahawk farm-in agreement, thereby securing an extension to December 31, 2007 for the completion of the first phase of the project;**
- △ **secured a 50% joint venture partner for Tomahawk;**
- △ **secured a credit facility to meet the $11.6 million financial commitment to the Tomahawk farm-in for 2007; and**
- △ **closed an equity financing for gross proceeds of $30.0 million.**

These actions have reduced our corporate debt, thereby stabilizing and improving the Company's overall financial position, provided the ability to complete our capital program for the balance of 2007 in our highly prospective core areas of Tomahawk and Prespatou, and fostered a foundation for additional targeted growth opportunities.

During the first half of 2007, our net capital program was reduced to $8.5 million compared to $22.0 million spent in the first six months of 2006. Our net capital program for the balance of 2007 has been reduced to $16.6 million, with $11.0 million being allocated to the Tomahawk farm-in. This overall reduction in our spending for the balance of 2007 will consequently impact our expected results for fiscal 2007.

**OPERATIONS REVIEW** △ During the second quarter, corporate production increased 60% to 839 boe/d from 525 boe/d a year ago. However, production decreased 8% from the 916 boe/d average recorded during the first three months of the year due to the capital spending freeze the Company implemented early in the first quarter and maintained until the Company completed its equity financing early in August 2007.

Silverwing tied in 6 gross (0.3 net) wells at Birley, a Prespatou subproject area, during the period, thereby adding minor new production to the Company. At Umbach, we plan to add new significant production from 2 gross (1.6 net) wells during the third quarter as gathering systems and tie-ins are completed. No new drilling took place during the second quarter. Due to our scaled-back capital program at Prespatou, production additions are expected to be modest in 2007; however, with enhanced access to capital funding and improved commodity prices, we will be prepared to step-up this area's program for 2008.

Throughout the second quarter, there was a significant increase in competitor activity in the Tomahawk area, including stepped up seismic activity. There was also an increase in the number of Crown land acquisitions and the prices paid for these properties, which focus on the highly desirable Nisku interior patch reef oil trend. This increased interest supports Silverwing's premise that Tomahawk has excellent potential.

Silverwing has committed to a 29-well drilling program to earn lands in the initial phase of the project. In order to manage our capital commitments and expenditures program at Tomahawk during 2007, we have successfully re-negotiated the terms of our farm-in agreement such that we now have until December 31, 2007 (versus May 1, 2007) to drill the first 22 shallow and intermediate depth wells. Seven of these wells have already been drilled and cased and completion operations of the optimal zones have commenced, while drilling of the next 15 wells will be initiated in early August 2007. We expect to start testing the Nisku potential at Tomahawk and Easyford by the end of the year. Also during the second quarter, Silverwing successfully secured a 50% joint venture partner for Tomahawk to share the risk and the upside of this large project.

**OUTLOOK** △ For the remainder of 2007, we expect to return to an active growth strategy. Our budget for the balance of the year is projected to be $16.6 million (75% for Tomahawk, 25% for Prespatou). In the Tomahawk area, we will focus on drilling our inventory of prospective well locations along with the

completion and tie-ins of previously drilled properties commencing in August. At Prespatou, our focus will be on completing the tie-in of the initial two wells drilled at Umbach, follow-up drilling at Sirius as well as continuing our technical evaluation of future opportunities in the Prespatou area for 2008. With solid financial support, we also expect to evaluate strategic additions to our land and production base within our core areas by taking advantage of the current buyers' market for assets. With the implementation of a clear plan and targeted approach to growth during the second half of 2007 in each of our core areas, I look forward to reporting on the progress of our activities as the year progresses.

The successful conclusion of our value maximization program has set our Company back on course for a targeted approach for the future. We are grateful for the patience and support shown by our shareholders and by our many vendors during this challenging period. We also greatly appreciate the ongoing, concerted and focused hard work of our employees, directors, strategic consultants and financial partners that helped to bring Silverwing back to a solid financial footing and preparing the Company for its next growth phase. Finally, we would like to extend a warm welcome to our new shareholders.

On behalf of the Board of Directors,

Oleh Wowkodaw
President & Chief Executive Officer

August 9, 2007

# MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of August 9, 2007 and reviewed and approved by the Board of Directors of Silverwing Energy Inc. ("Silverwing" or the "Company"). This MD&A is a review of the operational results of the Company with disclosure of oil and gas activities in accordance with Canadian Securities Regulators National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and a review of financial results of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the operational and financial performance for the three and six months ended June 30, 2007 and 2006 and should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 2006.

For the purpose of calculating unit costs, natural gas volumes have been converted to a barrel equivalent ("boe") using six thousand cubic feet equal to one barrel unless otherwise stated. A boe conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion conforms with NI 51-101. Boes may be misleading, particularly if used in isolation.

Cash flow from operations, cash flow from operations per share and operating netback are terms that do not have a standardized measuring prescribed by Canadian generally accepted accounting principles ("GAAP"). Management believes that cash flow from operations, cash flow from operations per share and operating netback are useful supplemental measures as they demonstrate the Company's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Investors are cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of the Company's performance. Silverwing's method of calculating these measures may differ from other companies, and accordingly, may not be comparable to measures used by other companies. For these purposes, the Company defines cash flow from operations as cash provided by operations before changes in non-cash operating working capital and defines operating netback as revenue less royalties and operating expenses. The Company also presents cash flow from operations per share whereby amounts per share are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. Cash flow from operations and funds from operations as noted in the financial statements are terms that are used synonymously.

**Forward-Looking Statements**

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

All financial measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated.

**GENERAL DESCRIPTION OF BUSINESS** Δ Silverwing Energy Inc. is a Calgary based crude oil and natural gas exploration and production company. By implementing its strategic plan in key focus areas located throughout the Western Canadian Sedimentary Basin, Silverwing is well positioned to achieve its growth plans for the benefit of its shareholders. Common shares and share purchase warrants of Silverwing are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol SVW and SVW.WT, respectively. A second series of warrants were issued in August 2007 that are expected to be listed for trading on the TSX in November 2007, with a symbol to be announced at that time.

**OPERATIONS OVERVIEW – SECOND QUARTER 2007** Δ During the second quarter of 2007, Silverwing continued the value maximization process that had begun in the year's first quarter. The result of this process gave rise to a recapitalization of the Company that concluded in August 2007, subsequent to quarter-end, that involved a private placement for gross proceeds of $30.0 million through the issuance of new equity. To accommodate the timing of this transaction, a bridge loan was entered into in early June 2007. In addition, the previously announced joint venture partner of the Tomahawk exploration project has been secured. The equity issuance and the joint venture partner will give new life to the Company and will allow for the exploration and development of the Company's core property area at Tomahawk and maintenance of the existing property base. As a result of the funds raised, Silverwing's capital program has resumed, thereby bringing the Company back as a fully viable junior oil and gas company.

For the remainder of 2007, the Company plans to drill and complete 22 gross (10.8 net) wells, focusing primarily in the Tomahawk area with the drilling of 21 gross (10.5 net) wells. This will contribute to a capital budget of $16.6 million for the remainder of the year. Silverwing believes that by year-end, the locations drilled may include two high impact Nisku wells.

As a result of the spending freeze on capital projects that began in January 2007, production during the second quarter continued to decline to 839 boe/d from the 2006 fourth quarter peak average of 997 boe/d. Capital expenditures totaled $1.4 million for the three months ended June 30, 2007 and primarily involved the completion and tie-ins of a number of non-operated wells drilled in first quarter of 2007 by joint venture partners and the extension fee paid to the farmors of the Tomahawk area. Production from the new wells has been partially reflected in the second quarter results.

## FINANCIAL RESULTS

### Oil and Gas Revenue

| | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| (000s) | ($) | ($) | (%) | ($) | ($) | (%) |
| Crude oil and NGLs revenue | **295** | 246 | 20 | **638** | 408 | 56 |
| Natural gas revenue | **3,263** | 1,607 | 103 | **6,791** | 3,325 | 104 |
| Total oil and gas revenue | **3,558** | 1,853 | 92 | **7,429** | 3,733 | 99 |

The Company's gross revenue for the three months ended June 30, 2007 totaled $3.6 million compared to $1.9 million a year ago. Total oil and natural gas revenue for the first half of 2007 was $7.4 million versus $3.7 million in 2006, an increase of 99%. The increases were attributed to more wells on production between the respective periods.

### Production

| | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| | | | | | | (%) |
| **Daily Production** | | | | | | |
| Crude oil and NGLs (bbls/d) | **54** | 36 | 50 | **58** | 36 | 61 |
| Natural gas (mcf/d) | **4,707** | 2,936 | 60 | **4,916** | 2,706 | 82 |
| Boe/d | **839** | 525 | 60 | **877** | 487 | 80 |
| | (%) | (%) | (%) | (%) | (%) | (%) |
| **Production Mix** | | | | | | |
| Crude oil and NGLs | **6** | 7 | (14) | **7** | 7 | – |
| Natural gas | **94** | 93 | 1 | **93** | 93 | – |
| | **100** | 100 | – | **100** | 100 | – |

Production volumes for the quarter ended June 30, 2007 averaged 839 boe/d, an increase of 60% over the 525 boe/d recorded in 2006. Crude oil and NGL production rose 50% to 54 boe/d from 36 boe/d in the same period of 2006, while natural gas production jumped 60% to 4,707 mcf/d from 2,936 mcf/d a year ago. Production for the first six

months of 2007 increased 80% to average 877 boe/d from 487 boe/d in the corresponding period of 2006. These production improvements were the result of an increased number of wells on production located primarily in the northeastern British Columbia core area of Prespatou.

| | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| | (boe/d) | (boe/d) | (%) | (boe/d) | (boe/d) | (%) |
| **Daily Production by Area** | | | | | | |
| Birley | **200** | 255 | (22) | **214** | 260 | (18) |
| Sirius | **288** | 241 | 20 | **310** | 198 | 57 |
| North Buick Creek | **115** | – | – | **131** | – | – |
| South Beavertail | **157** | – | – | **148** | – | – |
| Other | **79** | 29 | 172 | **74** | 29 | 155 |
| Total | **839** | 525 | 60 | **877** | 487 | 80 |

## Pricing

| | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| | | | (%) | | | (%) |
| **Selling Prices** | | | | | | |
| Crude oil and NGLs ($/bbl) | **60.02** | 75.47 | (20) | **61.05** | 63.18 | (3) |
| Natural gas ($/mcf) | **7.62** | 6.01 | 27 | **7.63** | 6.79 | 12 |
| Total combined ($/boe) | **46.62** | 38.77 | 20 | **46.79** | 42.38 | 10 |

Average crude oil and NGL prices for the second quarter of 2007 decreased 20% to $60.02/bbl compared to $75.47/bbl for the same period in 2006, while natural gas prices increased 27% to $7.62/mcf from $6.01/mcf a year ago. Sales prices for the six months ended June 30, 2007 averaged $61.05/bbl for crude oil and NGLs and $7.63/mcf for natural gas compared to $63.18/bbl and $6.79/mcf, respectively, in the first half of 2006.

## Royalty Expense

| | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| | | | (%) | | | (%) |
| Total royalties ($000s) | **635** | 247 | 157 | **1,584** | 711 | 123 |
| As a % of oil and gas sales | **18%** | 13% | 38 | **21%** | 19% | 11 |
| $/boe | **8.32** | 5.16 | 61 | **9.98** | 8.07 | 24 |

For the three months ended June 30, 2007, royalty expense rose 157% to $0.6 million due to the increase in revenue received in the period. Royalties as a percentage of production revenue increased from the previous year as a result of the absence of a significant Crown adjustment. For the first half of 2007, royalty expense jumped 123% to $1.6 million from $0.7 million a year ago due to an increase in year-over-year revenue.

## Operating Expenses

| | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| | | | (%) | | | (%) |
| Operating expenses (\$000s) | **1,379** | 569 | 142 | **2,333** | 1,054 | 121 |
| Operating expenses (\$/boe) | **18.07** | 11.91 | 52 | **14.69** | 11.97 | 23 |

Operating expenses increased 142% to \$1.4 million in the 2007 second quarter from \$0.6 million the prior year due to production growth. Operating expenses for the first half of 2007 jumped 121% to \$2.3 million from \$1.1 million in the 2006 six-month period, reflecting the year-over-year increase in production. On a per boe basis, operating expenses increased 52% in the second quarter and 23% in the first half of 2007 versus the corresponding periods in 2006. The increased operating expenses per boe was due to the expected declines in volumes with the majority of production costs being fixed in nature. In addition, the Company experienced unusual additional charges that largely related to outside operated properties.

## General and Administrative ("G&A") Expenses

| | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| (000s) | (\$) | (\$) | (%) | (\$) | (\$) | (%) |
| Gross expenses | **845** | 869 | (3) | **1,594** | 1,497 | 6 |
| Capitalized and overhead recoveries | **(146)** | (196) | (26) | **(472)** | (378) | 25 |
| G&A expenses before stock-based compensation | **699** | 673 | 4 | **1,122** | 1,119 | – |
| Stock-based compensation expense | **42** | 339 | (88) | **108** | 510 | (79) |
| Total G&A expense | **741** | 1,012 | (27) | **1,230** | 1,629 | (24) |
| \$/boe | **9.71** | 21.18 | (54) | **7.75** | 18.49 | (58) |
| % capitalized | **14%** | 12% | 17 | **17%** | 14% | 21 |

During the three and six-month periods ended June 30, 2007, net G&A expenses, before stock-based compensation, remained consistent with prior year periods at \$0.7 million and \$1.1 million, respectively.

Stock-based compensation expense decreased 88% to \$42,000 from \$339,000 in the second quarter of 2006, while for the 2007 six-month period, stock-based compensation expense dropped 79% to \$108,000 from \$510,000 a year ago. These decreases were due to the number of stock options that have become fully vested between the periods, resulting in less amortization of stock compensation. No new stock options were issued during the quarter.

**Interest Income and Expense** Interest income during the first six months of 2007 was \$8,000 compared to \$32,000 received in the same period a year ago. This decrease was directly related to the balance of cash on hand throughout the respective periods.

Interest expense and financing fees for the six months ended June 30, 2007 was \$2.2 million versus \$0.1 million in the same period of 2006. The year-over-year change was due to the \$1.1 million in shares and \$0.3 million cash paid as financing fees to secure the bridge loan during the second quarter along with the greater average debt levels and Part XII.6 corporate income tax calculated on the balance of the 2006 flow-through share issue that was not expended in the first half of 2007 further contributed to the greater interest expense.

### Cash Flow and Operating Netbacks

| | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| | ($/boe) | ($/boe) | (%) | ($/boe) | ($/boe) | (%) |
| Sales price | **46.62** | 38.77 | 20 | **46.79** | 42.38 | 10 |
| Royalties | **(8.32)** | (5.16) | 61 | **(9.98)** | (8.07) | 24 |
| Operating | **(18.07)** | (11.91) | 52 | **(14.69)** | (11.97) | 23 |
| Operating netback | **20.23** | 21.70 | (7) | **22.12** | 22.34 | (1) |
| G&A (net of non-cash items) | **(10.55)** | (14.08) | (25) | **(8.40)** | (12.70) | (34) |
| Interest and other (net of non-cash items) | **(10.26)** | (2.12) | 384 | **(6.71)** | (0.81) | 728 |
| Corporate netback (loss) | **(0.58)** | 5.50 | (111) | **7.01** | 8.83 | (21) |
| Cash flow from (used in) operations ($000s) | **(1,040)** | 263 | (495) | **227** | 778 | (71) |

During the three months ended June 30, 2007, cash flow from operations decreased 495% to ($1.0) million from $0.3 million in 2006. For the first six months of 2007, cash flow from operations decreased 71% to $0.2 million from $0.8 million a year ago. The decreases were primarily a result of increases in interest and financing fees along with one-time production costs.

### Depletion, Depreciation and Accretion ("DD&A")

| | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| | | | (%) | | | (%) |
| DD&A provision ($000s) | **2,479** | 1,120 | 121 | **5,219** | 2,040 | 156 |
| DD&A provision $/boe | **32.49** | 23.44 | 39 | **32.87** | 23.16 | 42 |
| Impairment provision for oil and gas assets ($000s) | **–** | – | – | **2,258** | – | – |

For the second quarter of 2007, DD&A rose 121% to $2.5 million from $1.1 million in 2006 due to increased production. On a per boe basis, the DD&A provision increased 39% to $32.49 from $23.44 a year ago. For the six months ended June 30, 2007, DD&A jumped 156% to $5.2 million from $2.0 million for the same period in 2006 due to increased production. For the first half of 2007, the DD&A provision per boe increased 42% to $32.87 from $23.16 in 2006 as a result of the increased cost of proved reserves additions.

At June 30, 2007, the impairment recognition portion of the ceiling test indicated the estimated undiscounted future cash flows from proved reserves was less than the carrying amount of producing petroleum and natural gas properties. In the second stage of the AcG-16 impairment test, the future cash flows from proved plus probable reserves were discounted at the risk-free rate and were compared to the carrying amount of the oil and gas properties to determine a ceiling test write-down. A write-down of $2.3 million was included in DD&A during the 2007 six-month period that was incurred in the first quarter of 2007.

**Income Taxes** Future income tax reduction for the three months ended June 30, 2007 decreased 7% to $0.9 million from $1.0 million in the prior year. For the 2007 six-month period, future income tax reduction increased 44% to $1.8 million compared to $1.3 million in same period of 2006. The changes in this non-cash item are the anticipated future tax effect of the periods' activities, after reconciling recorded net assets with the Company's tax pool assets

at the end of each period. The primary reason for the change was a year-over-year future tax rate decrease and the impairment of oil and gas assets, which was offset by the renunciation of the related income tax deductions for eligible exploration expenses related to the issuance of flow-through shares in 2006.

As at June 30, 2007, the Company had approximately $60.9 million in tax pools available to shelter taxable income in future years.

**Cash Flow and Net Loss**

| | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| (000s, except per share amounts) | ($) | ($) | (%) | ($) | ($) | (%) |
| Cash flow from (used in) operations | **(1,040)** | 263 | (495) | **227** | 778 | (71) |
| Per share – basic and diluted | **(0.03)** | 0.02 | (250) | **0.01** | 0.06 | (83) |
| Net loss | **(2,675)** | (245) | 992 | **(5,529)** | (504) | 997 |
| Per share – basic and diluted | **(0.08)** | (0.02) | 300 | **(0.16)** | (0.04) | 300 |

Cash flow from operations decreased 495% to ($1.0) million (($0.03) per basic and diluted share) for the three months ended June 30, 2007 from $0.3 million ($0.02 per basic and diluted share) in 2006. For the first half of 2007, cash flow from operations declined 71% to $0.2 million ($0.01 per basic and diluted share) from $0.8 million ($0.06 per basic and diluted share) in the prior year. The decreases in the three and six-month periods were primarily attributed to increases in interest on flow-through share renouncements from December 31, 2006 that were unexpended in the period and financing fees incurred to secure the temporary bridge loan received in June 2007. Unexpected unusual additional production costs further contributed to the decrease.

During the second quarter of 2007, the Company recorded a net loss of $2.7 million ($0.08 per basic and diluted share) compared to the $0.2 million ($0.02 per basic and diluted share) net loss a year ago. For the 2007 six-month period, a net loss of $5.5 million ($0.16 per basic and diluted share) was realized compared to a net loss of $0.5 million ($0.04 per basic and diluted share) recorded in the corresponding period of 2006. This increase was primarily due to the first quarter oil and gas asset impairment provision coupled with the bridge facility financing fees recorded in June 2007.

## LIQUIDITY AND CAPITAL RESOURCES

| | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| (000s) | ($) | ($) | (%) | ($) | ($) | (%) |
| Working capital (deficiency), beginning of period | **(25,626)** | (4,459) | 475 | **(19,817)** | 3,478 | (670) |
| Cash flow from (used in) operations | **(1,040)** | 263 | (495) | **227** | 778 | (71) |
| Issue of capital stock (net) | **1,128** | 768 | 47 | **1,147** | 1,407 | (18) |
| Capital expenditures (net) | **(1,371)** | (12,887) | (89) | **(8,466)** | (21,978) | (61) |
| Working capital (deficiency), end of period | **(26,909)** | (16,315) | 65 | **(26,909)** | (16,315) | 65 |

Silverwing opened the second quarter of 2007 with a working capital deficiency of $25.6 million and ended the period with a working capital deficit of $26.9 million. The decreases in the quarter came from negative cash flow from operations of ($1.0) million due to financing costs and $1.4 million incurred for capital expenditures. Increases

in the period involved a new issue of common shares totaling $1.1 million. On August 2, 2007, the Company issued new equity that eliminated this working capital deficit.

In June 2007, the Company obtained a bridge loan financing facility from an investment corporation in the amount of $13.0 million. The loan was paid off upon closing of the private equity offering. The funds from this loan were primarily used to fund the Tomahawk farm-in extension commitment of $11.1 million and to pay $0.5 million to the farmors of the property as a commitment penalty with the balance of the proceeds attributed to financing fees and the reduction of trade payables. The financing fees to secure the loan involved $0.4 million in professional fees along with 3.7 million common shares valued at $1.1 million, with the number of shares to be adjusted based on the equity financing unit price.

As at June 30, 2007, Silverwing was in breach of a covenant that required the Company to maintain a positive working capital ratio of 1:1 for the revolving operating demand loan facility and non-revolving acquisition/ development demand loan facility. Subsequent to June 30, 2007, Silverwing recapitalized the Company through an equity offering that netted proceeds of $27.6 million. These funds were used to pay off the financing bridge loan, pay down the accounts payable balance and resume exploration and development of the Tomahawk area.

As at August 9, 2007, Silverwing had outstanding bank debt of $9.0 million, which is included in the positive working capital position of approximately $0.5 million.

**CAPITAL EXPENDITURES** Δ Capital expenditures made during the three and six months ended June 30, 2007 and 2006 are summarized in the following table and do not include non-cash transactions.

| | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| (000s) | ($) | ($) | (%) | ($) | ($) | (%) |
| Land | **857** | 11 | 7,691 | **898** | 694 | 29 |
| Seismic | – | 1,899 | – | **108** | 1,932 | (94) |
| Drilling and completions | **585** | 2,195 | (73) | **5,329** | 8,489 | (37) |
| Facilities and equipment | **(183)** | 8,763 | (102) | **1,910** | 10,719 | (82) |
| Property acquisitions | – | 533 | – | – | 533 | – |
| Property dispositions | – | (650) | – | – | (650) | – |
| Capitalized G&A and other | **112** | 136 | (18) | **221** | 261 | (15) |
| Total | **1,371** | 12,887 | (89) | **8,466** | 21,978 | (61) |

During the second quarter of 2007, the Company invested $1.4 million in capital activities compared to $12.9 million in 2006. No new operated or non-operated wells were drilled by Silverwing during the period. The nominal investment in the second quarter of 2007 included the Tomahawk extension fee of $0.5 million paid to the farmors plus lease preparation work in the same area.

During the first half of 2007, the Company spent $8.5 million in exploration and development activities compared to $22.0 million in the corresponding period of 2006. Land purchases and seismic expenditures of $0.9 million and $0.1 million, respectively, were incurred during the 2007 period in relation to the Tomahawk farm-in. During the period, drilling and completion expenditures of $5.3 million were incurred in Tomahawk, South Beavertail and North Buick Creek areas and involved 5 gross (1.3 net) wells spud during the first half of the year and a re-entry of one well. A number of completions were also accomplished relating to wells drilled in previous quarters. During the six months ended June 30, 2007, facilities and equipping costs of $1.9 million were incurred to tie-in wells and purchase a compressor in the Sirius area of northeastern British Columbia.

Pursuant to flow-through common share issuances completed on August 22, 2006 and December 21, 2006, the Company committed to renounce a total of $16.5 million of exploration expenditures. As at June 30, 2007, Silverwing had incurred $9.7 million of eligible expenditures for renouncement, leaving $6.8 million to be incurred by December 31, 2007. Interest is payable to the federal government on the unspent portion that began to accrue as of February 1, 2007 until the amounts are fully expended.

During 2006, the Company entered into a one-year and a three-year contract involving two drilling rigs guaranteeing 260 days at a day rate of $8,500 and 560 days at a day rate of $18,500, respectively. The total commitment as at August 9, 2007 was $8.6 million for the two drilling rig contracts, as the 260-day and 560-day guarantees had 99 and 422 days remaining, respectively. As at July 31, 2007, the Company had received an extension to the 260-day rig contract to November 30, 2007, thereby allowing sufficient time to fulfill the remaining 99 days.

The Tomahawk farm-in agreement stipulates that the Company is to drill 29 wells to earn lands for the Tomahawk project. As at August 9, 2007, 7 wells were drilled and 22 additional wells are required to be drilled by December 31, 2007, subject to regulatory approvals being in place. As at June 30, 2007, management estimates that the total maximum contingent liability for noncompliance of the terms of the farm-in agreement is $10.9 million, being the non-performance fee associated with the 22 locations remaining to be drilled and loss in any interest of the properties. As a requirement of the farm-in extension granted during the second quarter, $11.1 million was paid by the Company and held in escrow by the farmors to be used for future exploration and development in the Tomahawk project area. The funds are to be released to the Company as the capital expenditures are incurred. At the earlier of the 22 wells being drilled or December 31, 2007, the escrowed funds will be distributed to the Company less any portion of the commitment remaining at that time.

**OFF-BALANCE SHEET ARRANGEMENTS** △ As at the date of this report, the Company had no off-balance sheet financing arrangements.

**TRANSACTIONS WITH RELATED PARTIES** △ Included in G&A expenses are amounts for services provided to the Company through entities affiliated with and/or controlled by the Corporate Secretary of Silverwing. During the three and six months ended June 30, 2007, the Company paid to the affiliated entity $58,200 and $102,400, respectively. There was an outstanding payable balance of $nil (2006 – $31,194) with the related company at period-end. These amounts are considered to be in the normal course of operations and approximate the fair values for services received.

The Company utilizes the services of a consultant, through his operating company, who is considered a related party by virtue of significant influence on the Company's drilling operations. The Company pays the related party's operating company a management fee and has provided the related party full time use of offices in its premises at below market rates for rent, granted the related party stock options and provided the related party an interest free loan to purchase shares in the Company. For the three and six months ended June 30, 2007, the net Company transactions were $9,680 received and $5,120 paid (2006 – $94,427 paid and $532,216 paid), respectively, to the related party, representing the fair market value for those services. The outstanding related party balance was $nil at both June 30, 2007 and 2006. The Company estimates the fair market value of the subsidized rent to be approximately $11,600 for the period ended June 30, 2007 (2006 – $17,750). Effective April 15, 2006, this consultant became an employee of Silverwing.

During the period ended June 30, 2007, the Company utilized the services of a drilling company of which two directors of Silverwing are officers. The total purchased services amounted to $18,500 (2006 – $nil) for the three and six months ended June 30, 2007. The balance owing to the related company was $116,000 as at June 30, 2007. The transactions are in the normal course of operations and are measured at the exchange amount that approximates fair market value of the services.

The Company granted share purchase loans to employees in 2004 for the purchase of the Company's flow-through shares at that time. The loans are non-interest bearing and are to be fully repaid by October 31, 2007 according to the terms of the agreement. The loan balance from the employees was $30,600 at June 30, 2007 (2006 – $76,500).

**SUBSEQUENT EVENT** △ On August 2, 2007, the Company completed a private placement consisting of 142,303,000 units and 6,414,166 flow-through common shares, priced at $0.20 and $0.24 per share, respectively. The units were comprised of one common share and one common share purchase warrant, with each warrant enabling the holder to purchase one additional common share from the Company at $0.25 per share that expires on August 2, 2010. Broker warrants totaling 5,205,101 were issued in connection with the placement with an exercise price of $0.25 per warrant. The offering raised net proceeds of $27.6 million after underwriters' commissions of $2.1 million and other costs of issuance estimated to be $0.3 million. The net proceeds of this offering, together with cash flow from operations, are to be used to fund the Company's remaining 2007 capital expenditures program, repaying the bridge loan financing facility and reduce current liabilities. The common shares were listed on the TSX and the issued warrants are to be listed on the TSX upon regulatory approval.

**OUTSTANDING SHARES** △ The Company is authorized to issue an unlimited number of common shares, of which 188,068,316 common shares were issued and outstanding as fully paid and non-assessable as at the date of this report. The Company is also authorized to issue an unlimited number of preferred shares, of which nil preferred shares were issued and outstanding as at this date. At the date of this report, warrants to purchase an aggregate of 10,637,500 common shares at $2.25 per share that expire February 22, 2008 and warrants to purchase an aggregate of 147,508,101 common shares at $0.25 per share that expire August 2, 2010 were outstanding. In addition, options to purchase an aggregate of 1,527,500 common shares have been granted to directors, officers, employees and consultants of the Company at an exercise price of $2.00 and $2.10 per common share. During the second quarter of 2007, performance warrants to purchase an aggregate of 3,800,000 common shares were outstanding to certain directors, officers and employees of the Company at an exercise price of $2.20 per common share. These warrants may be exercised only upon a change in control of the Company.

## SUMMARY OF QUARTERLY RESULTS

| Three Months Ended | Sep.30, 2005 | Dec.31, 2005 | Mar.31, 2006 | Jun.30, 2006 | Sep.30, 2006 | Dec.31, 2006 | Mar.31, 2007 | **Jun.30, 2007** |
|---|---|---|---|---|---|---|---|---|
| (000s, except per share amounts) | ($) | ($) | ($) | ($) | ($) | ($) | ($) | ($) |
| Oil and gas revenue | 1,832 | 2,743 | 1,880 | 1,853 | 3,300 | 4,136 | 3,871 | **3,558** |
| Cash flow from operations | 906 | 1,402 | 515 | 263 | 837 | 1,740 | 1,267 | **(1,040)** |
| Per share – basic and diluted | 0.12 | 0.11 | 0.04 | 0.02 | 0.03 | 0.06 | 0.04 | **(0.03)** |
| Net earnings (loss) | 88 | 152 | (259) | (245) | (1,063) | (10,649) | (2,854) | **(2,675)** |
| Per share – basic and diluted | 0.01 | 0.01 | (0.04) | (0.02) | (0.04) | (0.37) | (0.08) | **(0.08)** |
| Capital expenditures (net) | 2,015 | 6,292 | 9,091 | 12,887 | 22,524 | 18,623 | 7,095 | **1,371** |

**INTERNAL CONTROLS OVER FINANCIAL REPORTING** △ There were no changes in internal control over financial reporting from year-end that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

**NEW ACCOUNTING PRONOUNCEMENTS** Δ In 2006, the Canadian Institute of Chartered Accountants issued new accounting standards concerning financial instruments: "Financial Instruments – Recognition and Measurement" (Section 3855), "Hedges" (Section 3865) and "Comprehensive Income" (Section 1530). These standards require prospective application and became effective during the Company's first quarter of fiscal 2007. The Company applied the new accounting standards at the beginning of its current fiscal year and their implementation did not have a significant impact on the Company's results of operations or financial position.

**FINANCIAL AND OTHER INSTRUMENTS** Δ Currently, Silverwing does not have a hedge or other commodity risk control strategy in place. Management will consider employing such strategies once the Company has sufficiently advanced beyond the current production profile to warrant such measures.

**SEDAR** Δ Additional information relating to Silverwing, including the Company's Prospectus document supporting its Initial Public Offering, are available on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

# BALANCE SHEETS

| As at | June 30, 2007 | December 31, 2006 |
|---|---|---|
| (000s) (unaudited) | ($) | ($) |
| **Assets** | | |
| Current assets | | |
| Cash | **27** | 408 |
| Restricted cash (note 3) | **11,100** | – |
| Accounts receivable and other assets | **2,478** | 6,103 |
| | **13,605** | 6,511 |
| Future income taxes | **–** | 1,399 |
| Property, plant and equipment (note 4) | **69,466** | 68,228 |
| | **83,071** | 76,138 |
| **Liabilities** | | |
| Current liabilities | | |
| Accounts payable and accrued liabilities | **14,570** | 19,297 |
| Bank debt (note 5) | **12,944** | 7,031 |
| Bridge loan (note 6) | **13,000** | – |
| | **40,514** | 26,328 |
| Asset retirement obligations (note 7) | **3,191** | 2,999 |
| Future income taxes | **1,737** | – |
| **Shareholders' Equity** | | |
| Common shares (note 8) | **49,348** | 53,149 |
| Share purchase warrants | **4,344** | 4,344 |
| Contributed surplus (note 8) | **2,887** | 2,739 |
| Deficit | **(18,950)** | (13,421) |
| | **37,629** | 46,811 |
| Future operations (notes 1 and 5) | | |
| Commitments (note 10) | | |
| Subsequent events (note 11) | | |
| | **83,071** | 76,138 |

See accompanying notes to the interim financial statements.

# STATEMENTS OF OPERATIONS AND DEFICIT

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| (000s, except per share amounts) (unaudited) | ($) | ($) | ($) | ($) |
| **Revenues** | | | | |
| Petroleum and natural gas sales | **3,558** | 1,853 | **7,429** | 3,733 |
| Royalties | **(635)** | (247) | **(1,584)** | (711) |
| | **2,923** | 1,606 | **5,845** | 3,022 |
| Interest and other income | **3** | – | **8** | 32 |
| | **2,926** | 1,606 | **5,853** | 3,054 |
| **Expenses** | | | | |
| Production | **1,379** | 569 | **2,333** | 1,054 |
| General and administrative | **741** | 1,012 | **1,230** | 1,629 |
| Interest and financing fees | **1,888** | 101 | **2,171** | 103 |
| Depletion, depreciation and accretion | **2,479** | 1,120 | **7,477** | 2,040 |
| | **6,487** | 2,802 | **13,211** | 4,826 |
| **Loss before income taxes** | **(3,561)** | (1,196) | **(7,358)** | (1,772) |
| Future income tax reduction | **886** | 951 | **1,829** | 1,268 |
| **Net loss for the period** | **(2,675)** | (245) | **(5,529)** | (504) |
| **Deficit, beginning of period** | **(16,275)** | (1,464) | **(13,421)** | (1,205) |
| **Deficit, end of period** | **(18,950)** | (1,709) | **(18,950)** | (1,709) |
| **Net loss per share** (note 8) | | | | |
| Basic and diluted | **(0.08)** | (0.02) | **(0.16)** | (0.04) |

See accompanying notes to the interim financial statements.

# STATEMENTS OF CASH FLOWS

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| (000s) (unaudited) | ($) | ($) | ($) | ($) |
| Cash provided by (used in): | | | | |
| **Operations** | | | | |
| Net loss for the period | **(2,675)** | (245) | **(5,529)** | (504) |
| Add (subtract) non-cash items: | | | | |
| Stock-based compensation | **42** | 339 | **108** | 510 |
| Depletion, depreciation and accretion | **2,479** | 1,120 | **7,477** | 2,040 |
| Future income tax reduction | **(886)** | (951) | **(1,829)** | (1,268) |
| | **(1,040)** | 263 | **227** | 778 |
| Net change in non-cash working capital | **576** | 228 | **4,186** | 154 |
| | **(464)** | 491 | **4,413** | 932 |
| **Financing** | | | | |
| Issue of common shares and warrants | **1,128** | 771 | **1,151** | 1,412 |
| Share issue costs | **–** | (3) | **(4)** | (5) |
| Bank debt | **(1,288)** | 7,070 | **5,913** | 7,070 |
| Bridge loan | **13,000** | – | **13,000** | – |
| Net change in non-cash working capital | **(43)** | (335) | **(43)** | (320) |
| | **12,797** | 7,503 | **20,017** | 8,157 |
| **Investing** | | | | |
| Property, plant and equipment expenditures | **(1,371)** | (13,537) | **(8,466)** | (22,628) |
| Proceeds on disposal of property, plant and equipment | **–** | 650 | **–** | 650 |
| Net change in non-cash working capital | **(11,288)** | 4,893 | **(16,345)** | 4,418 |
| | **(12,659)** | (7,994) | **(24,811)** | (17,560) |
| **Decrease in cash** | **(326)** | – | **(381)** | (8,471) |
| **Cash, beginning of period** | **353** | – | **408** | 8,471 |
| **Cash, end of period** | **27** | – | **27** | – |
| Interest paid | **338** | 101 | **511** | 103 |

See accompanying notes to the interim financial statements.

# NOTES TO INTERIM FINANCIAL STATEMENTS

Six Months Ended June 30, 2007 and 2006

(unaudited)

## Basis of Presentation

Silverwing Energy Inc. ("Silverwing" or the "Company") is engaged in the exploration, development and production of petroleum and natural gas reserves in Western Canada.

The interim financial statements of Silverwing have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as the financial statements for the year ended December 31, 2006. The disclosures herein are incremental to, and should be read in conjunction with those annual financial statements and notes.

### 1. Future Operations

At June 30, 2007, the Company had a working capital deficiency of $26.9 million, including the Company's bank debt and bridge loan, and had incurred significant losses. In addition, at June 30, 2007 the Company was in breach of a debt covenant requirement to maintain an adjusted working capital ratio of 1:1 (note 5). The future operation of the Company is dependant on its ability to successfully explore, develop and produce economically viable reserves and market petroleum products from its properties, raise capital to support its activities and receiving the continued financial support from its lenders.

These financial statements have been prepared on the basis that the Company will be able to discharge its obligations and realize its assets in the normal course of business at the values at which they are carried in these financial statements, and that the Company will be able to continue its business activities.

Management believes that the going concern assumption is appropriate for these financial statements. If this assumption were not appropriate, adjustments to the carrying values of the assets and liabilities, revenues and expenses and the balance sheet classifications used may be necessary.

Subsequent to June 30, 2007, the Company raised net proceeds of $27.6 million through an equity placement. The placement occurred on August 2, 2007, resulting in the Company addressing the breach of the working capital covenant requirement with an approximated working capital surplus of $0.5 million upon closing of the issue.

### 2. Change in Accounting Policies

The Company has adopted new accounting standards concerning financial instruments: "Financial Instruments – Recognition and Measurement," "Hedges" and "Comprehensive Income." These standards require prospective application and became effective January 1, 2007. The Company applied the new accounting standards at the beginning of its current fiscal year.

The adoption of these standards has had no material impact on the Company's net earnings or cash flows.

**Comprehensive Income** The new standards introduce comprehensive income, which consists of net earnings and other comprehensive income ("OCI"). The cumulative changes in OCI are included in the accumulated other comprehensive income, which is presented as a new category within shareholders' equity in the balance sheet. The adoption of the comprehensive income standard has been made in accordance with its transitional provisions. A statement of comprehensive income has not been included in these financial statements as the Company has no adjustments that are required to be reported in OCI.

**Financial Instruments** The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading," "available-for-sale," "held-to-maturity," "loans and receivables" or "other financial liabilities" as defined by the standard.

## 2. Change in Accounting Policies (continued)

Financial assets and financial liabilities "held-for-trading" are measured at fair value, with changes in those fair values recognized in net earnings. Financial assets "available-for-sale" are measured at fair value, with changes in those fair values recognized in OCI. Financial assets "held-to-maturity," "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method of amortization. The methods used by the Company in determining fair value of financial instruments are unchanged as a result of implementing the new standard.

Cash and cash equivalents are designated as "held-for-trading" and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues and the partnership contribution receivable are designed as "loans and receivables." Accounts payable and accrued liabilities, the partnership contribution payable and long-term debt are designated as "other liabilities."

The adoption of the financial instruments standard has been made in accordance with its transitional provisions.

In addition, two new accounting standards have been issued that will require additional disclosure in the Company's financial statements commencing January 1, 2008 about the Company's financial instruments as well as its capital and how it is managed.

## 3. Restricted Cash

Restricted cash as at June 30, 2007 consisted of the escrow fund for the Tomahawk project. As at December 31, 2006, the restricted funds consisted of term deposits held in trust by a national bank to fund guarantee commitments of the Company.

During the three months ended June 30, 2007, the Company provided $11.1 million to establish an escrow account with the farmors of the Tomahawk property as a condition for extending the drilling commitment. The escrow account has resulted in a prepaid exploration and development fund that is administered by the farmors' legal counsel to support eligible expenditures related to the Tomahawk farm-in agreement. The Company may only access the funds as expenditures are incurred in the Tomahawk farm-in project.

## 4. Property, Plant and Equipment

| | Cost | Accumulated Depletion and Depreciation | Net Book Value |
|---|---|---|---|
| (000s) | ($) | ($) | ($) |
| **June 30, 2007** | | | |
| Petroleum and natural gas properties | **70,335** | **(21,546)** | **48,789** |
| Production equipment | **29,866** | **(9,282)** | **20,584** |
| Office furniture, equipment and other | **132** | **(39)** | **93** |
| | **100,333** | **(30,867)** | **69,466** |
| December 31, 2006 | | | |
| Petroleum and natural gas properties | 63,660 | (15,998) | 47,662 |
| Production equipment | 27,957 | (7,484) | 20,473 |
| Office furniture, equipment and other | 123 | (30) | 93 |
| | 91,740 | (23,512) | 68,228 |

During the three and six months ended June 30, 2007, the Company capitalized $0.1 million (2006 – $0.4 million) and $0.2 million (2006 – $0.6 million), respectively, of general and administrative expenses directly related to exploration and development activities.

As at June 30, 2007, costs to acquire and evaluate unproved properties totaling $13.1 million (2006 – $10.0 million) had been excluded from the depletion calculation. As at June 30, 2007, future development costs of $6.3 million (2006 – $0.6 million) had been included in the depletion calculation.

## 4. Property, Plant and Equipment (continued)

The Company incurred a ceiling test write-down of $2.3 million related to oil and gas assets subject to the impairment test as at March 31, 2007. The write-down was included in the depletion expense recorded for the period. There were no material changes in price forecasts to determine cash flows from oil and gas properties since December 31, 2006.

## 5. Bank Debt

On March 15, 2007 and subsequently amended on July 23, 2007, the Company obtained a non-revolving acquisition/ development demand loan facility of $1.0 million with a Canadian bank. This demand loan facility bears interest at the bank's prime rate plus 0.5% and requires monthly principal repayments of $45,000 commencing July 31, 2007. As at June 30, 2007, the Company had $1.0 million drawn on the facility and the interest rate was 6.5%.

On June 6, 2007 and subsequently on July 23, 2007, the Company amended the revolving reducing demand facility to a revolving operating demand loan facility of $13.0 million with a Canadian bank. This demand loan facility bears interest at the bank's prime rate plus 1.25%. As at June 30, 2007, the Company had $12.9 million drawn on the facility and the interest rate was 7.25%.

The non-revolving acquisition/development demand loan facility and revolving operating demand loan facility noted above are secured by a $50.0 million debenture with a floating charge over all fixed assets of the Company.

As at June 30, 2007, the Company had two Irrevocable Letters of Guarantee outstanding totaling $160,000 that expire July 8, 2008. The Letters of Guarantee are funded by the revolving operating demand loan facility. The Company holds a deposit from a joint interest partner in the amount of $41,250 securing the partner's share of this obligation.

As at June 30, 2007, the Company was in breach of a covenant that required the Company to maintain a positive adjusted working capital ratio of 1:1 for the revolving reducing demand loan facility. The ratio is calculated by comparing current assets plus undrawn availability on the revolving operating demand loan facility to current liabilities. Management has informed the bank of the covenant breach. The breach was rectified upon the closing of the private equity placement on August 2, 2007 (note 11).

## 6. Bridge Loan

On June 4, 2007, the Company obtained a bridge loan financing facility from an investment corporation in the amount of $13.0 million that bears interest at 12% per annum, paid monthly. This bridge loan is to be repaid on or prior to November 30, 2007.

The bridge loan financing facility was secured by a $20.0 million debenture with a floating subordinated charge over all fixed assets of the Company.

Subsequent to June 30, 2007, the financing bridge loan facility was repaid with proceeds from the August 2, 2007 equity placement (note 11).

## 7. Asset Retirement Obligations

Changes to the asset retirement obligations were as follows:

| As at | **June 30, 2007** | December 31, 2006 |
|---|---|---|
| (000s) | ($) | ($) |
| Balance – beginning of period | **2,999** | 1,049 |
| Liabilities incurred | **70** | 898 |
| Revisions | **-** | 965 |
| Accretion | **122** | 87 |
| Balance – end of period | **3,191** | 2,999 |

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including wellsites, gathering systems and processing facilities. At June 30, 2007, the Company estimated the total undiscounted amount of cash flows required to settle its asset retirement obligations was approximately $4.8 million, which will be incurred over the next 16 years. In calculating the Company's future asset retirement obligations, an annual credit adjusted risk-free interest rate of 8.0% and an annual inflation rate of 2.0% were used.

## 8. Share Capital

### (a) Authorized

Unlimited number of common shares.
Unlimited number of preferred shares, of which none have been issued.

### (b) Issued

| | **June 30, 2007** | | December 31, 2006 | |
|---|---|---|---|---|
| | **Shares** | **Amount** | Shares | Amount |
| | (#) | ($000s) | (#) | ($000s) |
| **Common Shares** | | | | |
| Balance – beginning of period | **33,826,150** | **53,149** | 12,746,268 | 23,676 |
| Issued on exercise of warrants | – | - | 385,835 | 914 |
| Issued on exercise of special warrants | - | – | 688,000 | 739 |
| Issued for cash pursuant to private placements | – | - | 295,647 | 621 |
| Issued on initial public offering | – | - | 10,637,500 | 16,931 |
| Issued for cash pursuant to flow-through share placements | - | – | 9,072,900 | 16,460 |
| Issued as a financing fee | **3,683,333** | **1,105** | – | - |
| Tax effect of flow-through share renunciation | - | **(4,948)** | – | (4,438) |
| Share issue costs | – | **(4)** | – | (2,697) |
| Tax benefit of share issue costs | - | – | – | 901 |
| Repayment of share purchase loan | – | **46** | – | 42 |
| Balance – end of period | **37,509,483** | **49,348** | 33,826,150 | 53,149 |

In June 2007, the Company completed a bridge loan financing that required a non-refundable payment of $1,105,000, paid in the form of 3,683,333 shares issued prior to June 30, 2007 and a further 1,841,667 to be issued in August 2007. The shares were issued at $0.20 per share, which was the market price at the final measurement date on August 2, 2007.

## 8. Share Capital (continued)

### (c) Contributed Surplus

| As at | June 30, 2007 | December 31, 2006 |
|---|---|---|
| (000s) | ($) | ($) |
| Balance – beginning of period | **2,739** | 587 |
| Stock-based compensation expensed | **108** | 573 |
| Stock-based compensation capitalized | **40** | 218 |
| Transfer on exercise and expiry of warrants | **–** | 1,361 |
| Balance – end of period | **2,887** | 2,739 |

### (d) Stock Option Plan

The Company has a stock option plan (the "Plan"), which is administered by the Board of Directors of the Company. All directors, officers, employees and key consultants are eligible to participate under the Plan. The aggregate number of shares reserved for issuance under the Plan shall not exceed 10% of the total number of issued and outstanding shares of the Company. Options will vest over a period of two years and expire after four years.

The following table summarizes the number of options outstanding and the exercise price:

| | Options | Weighted Average Exercise Price |
|---|---|---|
| | (#) | ($/option) |
| Outstanding at December 31, 2006 | 1,540,000 | 2.06 |
| Forfeited | **(12,500)** | **2.04** |
| Outstanding at June 30, 2007 | **1,527,500** | **2.06** |

As at June 30, 2007, the weighted average remaining life of the options outstanding was 1.64 years (December 31, 2006 – 2.14 years).

As at June 30, 2007, 1,527,500 (December 31, 2006 – 924,000) options were exercisable between $2.10 and $2.00 per share with a weighted average exercise price of $2.06 per share (2006 – $2.05 per share).

### (e) Per Share Amounts

Per share amounts have been calculated based on the weighted average number of common shares issued and outstanding, which for the three and six months ended June 30, 2007 totaled 34,769,557 and 34,300,459 (2006 – 13,063,839 and 13,009,114), respectively.

In calculating the diluted loss per share for the six months ended June 30, 2007, nil (2006 – 596,066) shares were added to the weighted average number of common shares outstanding for the dilutive effect of the special warrants and stock options.

In calculating the net loss per share, options and warrants totaling 15,965,000 (2006 – 750,934) were excluded from the dilution calculation, as they were anti-dilutive. No adjustments were required to net loss in computing diluted per share amounts.

## 9. Related Party Transactions

Included in general and administrative expenses are amounts for services provided to the Company through entities affiliated with and/or controlled by the Corporate Secretary of the Company. During the three and six months ended June 30, 2007, the Company paid to the affiliated entity $58,200 and $102,400 (2006 – $21,233 and $34,311), respectively, representing the fair market value for services received. There was an outstanding payable balance of $nil (2006 – $31,194) with the related company at June 30, 2007.

The Company utilizes the services of a consultant, through his operating company, who is considered a related party by virtue of significant influence on the Company's drilling operations. The Company pays the related party's operating company a management fee, has provided the related party full time use of offices in its premises at below market rates for rent, granted the related party stock options and provided the related party an interest free loan to purchase shares in the Company. For the three and six months ended June 30, 2007, the net Company transactions were $9,680 received and $5,120 paid (2006 - $94,127 paid and $532,216 paid), respectively, to the related party, representing the fair market value for services received. The outstanding related party balance was $nil at June 30, 2007 (2006 – $nil). The Company estimates the fair market value of the subsidized rent to be approximately $11,600 for the period ended June 30, 2007 (2006 – $17,750). Effective April 15, 2006, this consultant became an employee of Silverwing.

During the three and six months ended June 30, 2007, the Company utilized the services of a drilling company of which two directors of Silverwing are officers. The total purchased services amounted to $18,500 (2006 – $nil) for the six-month period and $nil for the three-month period. The balance owing to the related company was $116,000 as at June 30, 2007 (2006 - $nil). The transactions are in the normal course of operations and are measured at the exchange amount that approximates fair market value of the services.

The Company granted share purchase loans to employees in 2004 for the purchase of the Company's flow-through shares at that time. The loans are non-interest bearing and are to be fully repaid by October 31, 2007. The loan balance from the employees was $30,600 at June 30, 2007 (2006 – $76,500).

## 10. Commitments

(a) **Flow-Through Shares** In the fourth quarter of 2006, the Company committed to renounce $7.0 million of exploration expenditures pursuant to a flow-through common share issue completed on December 21, 2006. Silverwing has until December 31, 2007 to incur these exploration expenditures. As at June 30, 2007, $6.8 million of the obligation remained outstanding.

(b) As at June 30, 2007, the Company had the following annual rental commitments on a sublease for office premises and equipment as follows:

| (000s) | ($) |
|---|---|
| 2007 | 46 |
| 2008 | 8 |
| 2009 | 8 |
| 2010 | 2 |

Subsequent to June 30, 2007, additional office rental commitments of $113,000 for 2007, $300,000 for 2008, 2009 and 2010 and $322,000 for 2011 were made.

## 10. Commitments (continued)

**(c) Drilling Contracts** During 2006, the Company entered into a one-year and a three-year drilling contract. In the one-year contract, Silverwing is committed to a 260-day guarantee within a 365-day period commencing June 1, 2006 with 99 days remaining at June 30, 2007. Subsequent to June 30, 2007, the 260-day contract was given an extension to November 30, 2007 to fulfill the remaining 99 days. In the three-year contract, Silverwing is committed to a 560-day guarantee within an 830-day period commencing October 14, 2006 with 422 days remaining at June 30, 2007. If the Company is unable to fulfill the operating day commitment, a shortfall penalty of $8,500 and $18,500 for each day or portion thereof for each contract, respectively, will be charged to Silverwing upon completion of the term.

If Silverwing does not require the use of each rig during the duration of the contract term, the drilling contractor will put forth best efforts to contract the rig to another party. Should the drilling contractor be successful, any days worked for the other party during the contract term will be credited towards Silverwing's guaranteed day contract commitment on a prorated basis equal to each day worked for the other party. The combined drilling commitment for the rigs as at June 30, 2007 was $8.6 million. On July 31, 2007, Silverwing negotiated an extension of the one-year contract to November 30, 2007.

**(d) Farm-In Agreement Contingency** The Company has a farm-in agreement to drill 29 wells to earn lands in the Tomahawk project area of central Alberta. As at June 30, 2007, 7 of these wells have been drilled with 22 remaining to be drilled by December 31, 2007, subject to securing regulatory approvals. As at June 30, 2007, management estimates that the total maximum contingent liability for noncompliance of the terms of the farm-in agreement is $10.9 million, being the non-performance fee associated with the 22 locations remaining to be drilled. Upon payment of this fee, the commitment will be met and the Company would have a minimum of two years to earn the lands by drilling the remaining wells, subject to regulatory approvals. If this payment is not met, the Company will forfeit any interest earned in these properties with respect to costs incurred to date.

The Company secured an extension of the farm-in agreement to December 31, 2007, which included a fee of $0.5 million and a deposit of $11.1 million paid to the farmors. The deposit is being held in trust and will be subsequently drawn down to fulfill the farm-in agreement obligations as costs are incurred. As at June 30, 2007, the deposit balance was $11.1 million and is presented as restricted cash on the balance sheet.

## 11. Subsequent Events

The Company completed a private placement on August 2, 2007 for net proceeds of $27.6 million. The placement consisted of 142,303,000 units and 6,414,166 flow-through common shares, priced at $0.20 and $0.24 per share, respectively. The units were comprised of one common share and one common share purchase warrant, with each warrant enabling the holder to purchase one additional share from the Company at $0.25 per share that expire on August 2, 2010. In addition, 5,205,101 broker warrants were issued at an exercise price of $0.25 per warrant. Upon the closing of the private placement, the Company repaid the $13.0 million bridge loan in full.

# CORPORATE INFORMATION

## Board of Directors

**Drew Tumbach** (1)(2)(3) – Chairman
Vice-President, Land & Contracts
Duvernay Oil Corp.

**Derek J. Lowe**
Vice-President, Manufacturing
Nabors Drilling Limited

**Terry O'Connor**
Senior Vice-President, Business Development
Silverwing Energy Inc.

**Robert Wagemakers** (1)(2)
Vice-President, Marketing
Nabors Drilling Limited

**Geoff Waterman** (1)(2)(3)
Vice-President
Newmont Mining Corporation of Canada Limited

**Oleh Wowkodaw** (3)
President & Chief Executive Officer
Silverwing Energy Inc.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Technical Committee

## Senior Management

**Oleh Wowkodaw**
President & Chief Executive Officer

**Terry O'Connor**
Senior Vice-President, Business Development

**Martin D. Rude**
Vice-President, Finance & Chief Financial Officer

**Andre R. Brisson**
Vice-President, Exploration

**Michael R. Carlson**
Vice-President, Engineering

**David K. Gibson**
Vice-President, Operations

**F.G. (Rick) Young**
Director of Exploration

**Scott Reeves**
Corporate Secretary

## Corporate Head Office

Suite 1250
635 Eighth Avenue S.W.
Calgary, Alberta T2P 3M3
Tel: (403) 263-5555
Fax: (403) 263-5549
E-Mail: info@silverwingenergy.com
Website: www.silverwingenergy.com

## Auditors

KPMG LLP

## Banker

National Bank of Canada

## Evaluation Engineers

GLJ Petroleum Consultants Ltd.

## Legal Counsel

TingleMerrett LLP

## Registrar and Transfer Agent

Valiant Trust Company

## Stock Listing

Toronto Stock Exchange
Common Share Symbol: SVW
Common Share Warrant Symbol: SVW.WT

**Abbreviations**

| | |
|---|---|
| bbls | barrels |
| bbls/d | barrels per day |
| boe | barrels of oil equivalent |
| boe/d | barrels of oil equivalent per day |
| mcf | thousand cubic feet |
| mcf/d | thousand cubic feet per day |
| mmbbls | million barrels |
| mmcf/d | million cubic feet per day |
| 2-D | two dimensional |
| 3-D | three dimensional |

**Conversion of Units**

| | | |
|---|---|---|
| 1.0 acre | = | 0.40 hectares |
| 2.5 acres | = | 1.0 hectare |
| 1.0 bbl | = | 0.159 cubic metres |
| 6.29 bbls | = | 1.0 cubic metre |
| 1.0 foot | = | 0.3048 metres |
| 3.281 feet | = | 1.0 metre |
| 1.0 mcf | = | 28.2 cubic metres |
| 0.035 mcf | = | 1.0 cubic metre |
| 1.0 mile | = | 1.61 kilometres |
| 0.62 miles | = | 1.0 kilometre |

Natural gas is equated to oil on the basis of 6 mcf : 1 bbl

Q3 07



A targeted approach.

SILVERWING ENERGY INC.

**Third Quarter Interim Report**
**For the three and nine months ended September 30, 2007**

## HIGHLIGHTS

| | Three Months Ended September 30, | | | Nine Months Ended September 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| (000s, except per share amounts) | ($) | ($) | (%) | ($) | ($) | (%) |
| **Financial** | | | | | | |
| Oil and gas revenue | **2,324** | 3,300 | (30) | **9,753** | 7,033 | 39 |
| Cash flow from (used in) operations [1] | **(344)** | 837 | (141) | **(117)** | 1,615 | (107) |
| Per share – basic and diluted | **–** | 0.03 | – | **–** | 0.06 | – |
| Net loss | **(19,620)** | (1,063) | (1,746) | **(25,149)** | (1,567) | (1,505) |
| Per share – basic and diluted | **(0.15)** | (0.04) | (275) | **(0.37)** | (0.05) | (640) |
| Capital expenditures | **7,106** | 22,524 | (68) | **15,572** | 44,502 | (65) |
| Bank debt and working capital deficiency | **6,932** | 9,415 | (26) | **6,932** | 9,415 | (26) |
| (000s) | (#) | (#) | (%) | (#) | (#) | (%) |
| **Share Data** | | | | | | |
| Total shares outstanding | | | | | | |
| Basic | **188,068** | 28,553 | 559 | **188,068** | 28,553 | 559 |
| Diluted | **188,068** | 28,553 | 559 | **188,068** | 28,553 | 559 |
| Weighted average shares outstanding | | | | | | |
| Basic | **134,064** | 13,802 | 871 | **67,920** | 12,827 | 430 |
| Diluted | **134,064** | 13,802 | 871 | **67,920** | 12,827 | 430 |
| | | | (%) | | | (%) |
| **Operating** | | | | | | |
| Average daily production | | | | | | |
| Crude oil and NGLs (bbls/d) | **40** | 44 | (9) | **52** | 39 | 33 |
| Natural gas (mcf/d) | **4,075** | 5,347 | (24) | **4,633** | 3,563 | 30 |
| Total (boe/d) | **719** | 935 | (23) | **824** | 633 | 30 |
| Average selling prices | | | | | | |
| Crude oil and NGLs ($/bbl) | **59.57** | 83.43 | (29) | **60.66** | 69.70 | (13) |
| Natural gas ($/mcf) | **5.61** | 6.02 | (7) | **7.03** | 6.46 | 9 |
| Total ($/boe) | **35.11** | 38.36 | (8) | **43.36** | 40.70 | 7 |
| Wells drilled – gross (net) (#) | | | | | | |
| Gas | **– (–)** | 8 (4.2) | – (–) | **4 (0.2)** | 27 (9.1) | -85 (-98) |
| Standing/untested | **4 (4.0)** | – (–) | – (–) | **6 (5.1)** | – (–) | – (–) |
| Dry and abandoned | **1 (1.0)** | 1 (0.5) | – (100) | **1 (1.0)** | 1 (0.5) | – (100) |
| Total | **5 (5.0)** | 9 (4.7) | -44 (6) | **11 (6.3)** | 28 (9.6) | -61 (-34) |
| Drilling success rate (%) | **80** | 89 | (10) | **91** | 96 | (5) |

(1) Cash flow from operations is defined as cash provided by operations before changes in non-cash operating working capital.

## LETTER TO SHAREHOLDERS

I am pleased to present the financial and operating highlights for the three and nine months ended September 30, 2007 and provide an outlook for the remainder of the year.

### THIRD QUARTER HIGHLIGHTS

- △ **Production averaged 719 boe/d.**
- △ **Oil and gas revenue totaled $2.3 million.**
- △ **Cash flow deficit was $0.3 million.**
- △ **Capital expenditures were $7.1 million.**

**CORPORATE ACTIVITIES AND FINANCIAL HIGHLIGHTS** △ During the third quarter, our principal objective was to strengthen the Company's financial position in order to allow Silverwing to resume its activities at Tomahawk. Consequently, to help meet these objectives, we successfully completed the following:

- △ **closed an equity financing for gross proceeds of $30.0 million on August 2, 2007 to support our Company's capital program for the balance of 2007;**
- △ **changed the composition of our Board of Directors; and**
- △ **met all of the requirements necessary for continued listing of the Company's securities on the Toronto Stock Exchange.**

On August 16, 2007, Silverwing announced the resignations of Mr. Robert Wagemakers and Mr. Geoff Waterman from its Board of Directors. We express our sincere gratitude to both gentlemen for their assistance and guidance throughout the important formative stage of our Company's growth. In addition, the Company announced the appointment of Mr. Michael Atkinson and Mr. Scott M. Reeves as new members of our Board. Mr. Atkinson has been Vice-President of Quest Capital Corp. and its predecessor companies since November 2001 and is responsible for structuring Quest's debt financing investments in the oil and gas, mining and real estate industries. Mr. Atkinson has over 15 years experience in the capital markets and financial services industries. Mr. Reeves is a partner in the law firm TingleMerrett LLP where his practice is focused on securities, corporate finance and commercial transactions for emerging and growth companies and partnerships. Mr. Reeves has advised numerous private and public corporations in a wide range of business matters, including access to capital markets, corporate governance and operational issues. Mr. Reeves has acted as Corporate Secretary of Silverwing since December 2003 and continues to maintain that position.

Primarily due to the low natural gas prices anticipated in the future, the Company incurred an impairment of $18.1 million during the quarter on its oil and gas properties.

As a consequence of the financing program announced by the Company in early 2007, on May 29, 2007 the Toronto Stock Exchange ("TSX") undertook a listing review of the Company. On September 26, 2007, the TSX announced that Silverwing had successfully met all of the requirements necessary for the continued listing of its securities.

**OPERATIONS REVIEW** Δ For the three months ended September 30, 2007, corporate production decreased 23% to 719 boe/d from 935 boe/d a year ago and fell 14% from the 839 boe/d average recorded during the second quarter of 2007. The decreases reflect expected declines and our Company's scaled-back capital program implemented in our Prespatou core producing area in early 2007. Continued weak natural gas prices continue to support the scaled-back decision.

No new drilling took place during the third quarter at Prespatou, which is located in northeastern British Columbia. Due to the scaled-back capital program described above, production additions at Prespatou are expected to be modest in 2007. However, technical work is continuing and once access to capital funding improves and commodity prices recover, Silverwing will be prepared to step-up this area's program.

At Tomahawk, located in west central Alberta, Silverwing has committed to a 29-well drilling program to earn lands in the initial phase of the project. To date, our Company has drilled 16 wells and we are on schedule to complete our drilling commitments as planned. Of the 16 wells drilled, 15 have been cased as potential multi-zone oil and gas wells pending completion activities that are anticipated to commence in late 2007/early 2008. Consequently, we expect to begin showing results from this project in early 2008. In addition, we are aggressively proceeding with preparations to test the Nisku potential at Tomahawk and Easyford, which is located west of Drayton Valley, Alberta. We currently have five firm Nisku locations in various stages of licensing at Tomahawk and an additional independent sixth Nisku location at Easyford. The Easyford prospect is situated on a separate farm-in with Canadian Natural Resources Limited and provides Silverwing with an opportunity to test a high impact Nisku target that has been defined by 3-D seismic and is located approximately 1.5 kilometres from existing Nisku oil production. We consider this specific project to be a low risk, high reward drilling opportunity that could significantly impact Silverwing's future value. We expect that our Nisku programs at Tomahawk and Easyford will commence in late 2007/early 2008.

On September 26, 2007, Silverwing advised that it had terminated its Participation Agreement with Argen Energy Corp. as a result of that company's inability to fulfil its Tomahawk farm-in financial commitments. Silverwing is currently in the process of securing an alternative partner for the project.

**OUTLOOK** Δ For the final quarter of 2007, our capital expenditures program is projected to be $11.7 million, with $9.4 million allocated to the Tomahawk program and $2.3 million for other operations, primarily Prespatou.

Our focus at Tomahawk will be on drilling ten wells before the end of 2007, which will be followed by an evaluation and completion program. We will also be planning a strategy for follow-up drilling and for the construction of the required production infrastructure. New production is expected to commence during the first quarter of 2008. Concurrent with the first phase drilling at Tomahawk, we are also preparing for the drilling of our high impact Nisku locations at Tomahawk and Easyford.

During the fourth quarter at Prespatou, we expect to bring on approximately 140 boe/d of new production as we complete the gathering systems and associated tie-ins of 2 gross (1.6 net) wells drilled in late 2006 and early 2007. In addition, we plan to implement a number of production enhancements on several of our wells at Sirius, Beavertail and North Buick Creek in order to optimize production in these areas. Although Silverwing has scaled-back its drilling program for Prespatou during 2007, we are ready to resume our activities in this core gas area once natural gas prices firm up.

Complementary to our aggressive exploratory drilling strategy in Tomahawk and Easyford and our maintenance program in Prespatou, our Company is actively evaluating strategic additions to our land and production base. This approach is supported by current market conditions that are very favourable to executing an acquisition strategy.

Silverwing recognizes that the royalty regime changes announced in October 2007 by the Alberta government will affect many junior oil and gas exploration and production companies. This is particularly true for companies that explore in the high potential Pembina Nisku oil play with Crown mineral leases because successful Nisku oil wells, known to produce at rates of up to 2,500 bbls/d, may see significantly increased royalty costs. Silverwing is an active explorer for the Nisku in the Pembina and Tomahawk areas; however, by virtue of our extensive freehold land position at Tomahawk, we expect to be substantially immune to the royalty changes announced by the Province.

I look forward to reporting on the progress of our drilling and completions activities at Tomahawk as we approach the end of 2007 and embark on the evaluation of the Nisku opportunities.

We greatly appreciate the continued support shown by our shareholders and our many vendors over the course of the year. We also acknowledge the ongoing commitment and hard work of our employees, directors, strategic consultants and financial partners during this very dynamic period.

On behalf of the Board of Directors,

Oleh Wowkodaw
President & Chief Executive Officer

November 13, 2007

# MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of November 13, 2007 and reviewed and approved by the Board of Directors of Silverwing Energy Inc. ("Silverwing" or the "Company"). This MD&A is a review of the operational results of the Company with disclosure of oil and gas activities in accordance with Canadian Securities Regulators National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and a review of financial results of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the operational and financial performance for the three and nine months ended September 30, 2007 and 2006 and should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 2006.

For the purpose of calculating unit costs, natural gas volumes have been converted to a barrel equivalent ("boe") using six thousand cubic feet equal to one barrel unless otherwise stated. A boe conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion conforms with NI 51-101. Boes may be misleading, particularly if used in isolation.

Cash flow from operations, cash flow from operations per share and operating netback are terms that do not have a standardized measuring prescribed by Canadian generally accepted accounting principles ("GAAP"). Management believes that cash flow from operations, cash flow from operations per share and operating netback are useful supplemental measures as they demonstrate the Company's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Investors are cautioned, however, that these measures should not be construed as an alternative to cash flow determined in accordance with GAAP as an indication of the Company's performance. Silverwing's method of calculating these measures may differ from other companies, and accordingly, may not be comparable to measures used by other companies. For these purposes, the Company defines cash flow from operations as cash provided by operations before changes in non-cash operating working capital and defines operating netback as revenue less royalties and operating expenses. The Company also presents cash flow from operations per share whereby amounts per share are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. Cash flow from operations and funds from operations as noted in the financial statements are terms that are used synonymously.

**Forward-Looking Statements**

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

All financial measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated.

**GENERAL DESCRIPTION OF BUSINESS** ▲ Silverwing Energy Inc. is a Calgary based crude oil and natural gas exploration and production company. By implementing its strategic plan in key focus areas located throughout the Western Canadian Sedimentary Basin, Silverwing is well positioned to achieve its growth plans for the benefit of its shareholders. Common shares and share purchase warrants of Silverwing are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol SVW and SVW.WT, respectively.

**OPERATIONS OVERVIEW – THIRD QUARTER 2007** ▲ During the third quarter of 2007, Silverwing continued with drilling the Tomahawk farm-in project, including casing 4 gross (4.0 net) wells and abandoning 1 gross (1.0 net) well. The completions program was put on hold pending the drilling of a budgeted 22 wells by December 31, 2007. Once the drilling commitment is satisfied, the Company intends to resume the completions program.

Production continued to decline as no additional capital was expended in the Prespatou core area due to depressed natural gas prices received during the third quarter and that are anticipated to continue in the immediate future.

Financially, Silverwing closed an equity financing for gross proceeds of $30.0 million. These funds were used to pay down Company debt and fund the ongoing drilling program in the Tomahawk project area.

# FINANCIAL RESULTS

## Production

| | Three Months Ended September 30, | | | Nine Months Ended September 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| | | | (%) | | | (%) |
| **Daily Production** | | | | | | |
| Crude oil and NGL's (bbls/d) | **40** | 44 | (9) | **52** | 39 | 33 |
| Natural gas (mcf/d) | **4,075** | 5,347 | (24) | **4,633** | 3,563 | 30 |
| Boe/d | **719** | 935 | (23) | **824** | 633 | 30 |
| | (%) | (%) | (%) | (%) | (%) | (%) |
| **Production Mix** | | | | | | |
| Crude oil and NGLs | **6** | 5 | (20) | **6** | 6 | – |
| Natural gas | **94** | 95 | (1) | **94** | 94 | – |
| | **100** | 100 | – | **100** | 100 | – |

Production volumes for the third quarter averaged 719 boe/d, a decrease of 23% from the 935 boe/d recorded in 2006 primarily due to natural declines in the northeastern British Columbia project area. Crude oil and NGLs production decreased 9% to 40 boe/d from 44 boe/d in the same period of 2006, while natural gas production declined 24% to 4,075 mcf/d from 5,347 mcf/d a year ago. Production for the nine-month period rose 30% to average 824 boe/d from 633 boe/d in the corresponding period of 2006. These production increases were the result of tie-ins of a number of wells at Sirius, North Buick and Boundary Lake. The installation of facilities in these areas in late 2006 supported the production increases.

| | Three Months Ended September 30, | | | Nine Months Ended September 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| | (boe/d) | (boe/d) | (%) | (boe/d) | (boe/d) | (%) |
| **Daily Production by Area** | | | | | | |
| Birley | **218** | 242 | (10) | **215** | 249 | (14) |
| Sirius | **251** | 548 | (54) | **290** | 316 | (8) |
| North Buick Creek | **77** | – | – | **113** | – | – |
| South Beavertail | **97** | – | – | **131** | – | – |
| Other | **76** | 145 | (48) | **75** | 68 | 10 |
| Total | **719** | 935 | (23) | **824** | 633 | 30 |

## Pricing

| | Three Months Ended September 30, | | | Nine Months Ended September 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| | | | (%) | | | (%) |
| **Selling Prices** | | | | | | |
| Crude oil and NGLs ($/bbl) | **59.57** | 83.43 | (29) | **60.66** | 69.70 | (13) |
| Natural gas ($/mcf) | **5.61** | 6.02 | (7) | **7.03** | 6.46 | 9 |
| Total combined ($/boe) | **35.11** | 38.36 | (8) | **43.36** | 40.70 | 7 |

Average crude oil and NGL prices for the third quarter of 2007 decreased 29% to $59.57/bbl compared to $83.43/bbl for the same period in 2006, while natural gas prices remained consistent at $5.61/mcf versus $6.02/mcf a year ago. Sales prices for the nine months ended September 30, 2007 averaged $60.66/bbl for crude oil and NGLs and $7.03/mcf for natural gas compared to $69.70/bbl and $6.46/mcf, respectively, realized in the same period of 2006.

**Oil and Gas Revenue**

| | Three Months Ended September 30, | | | Nine Months Ended September 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| (000s) | ($) | ($) | (%) | ($) | ($) | (%) |
| Crude oil and NGLs revenue | **221** | 337 | (34) | **859** | 745 | 15 |
| Natural gas revenue | **2,103** | 2,963 | (29) | **8,894** | 6,288 | 41 |
| Total oil and gas revenue | **2,324** | 3,300 | (30) | **9,753** | 7,033 | 39 |

The Company's gross revenue for the three months ended September 30, 2007 totaled $2.3 million compared to $3.3 million a year ago. The 30% reduction was primarily due to decreases in production volumes in the period. Total crude oil and natural gas revenue for the nine-month period was $9.8 million versus $7.0 million in 2006. This 39% increase was due to improved production and stronger commodity prices recorded period-over-period.

**Royalty Expense**

| | Three Months Ended September 30, | | | Nine Months Ended September 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| | | | (%) | | | (%) |
| Total royalties ($000s) | **360** | 899 | (60) | **1,944** | 1,610 | 21 |
| As a % of oil and gas sales | **16%** | 27% | (41) | **20%** | 23% | (13) |
| $/boe | **5.44** | 10.45 | (48) | **8.64** | 9.32 | (7) |

For the three-month period, royalty expense declined 60% to $0.4 million from $0.9 million a year ago due to the decreased revenue received and a reduced royalty rate realized in the period. Year-over-year royalties as a percentage of production revenue fell 41% as a result of lower productivity and accrual adjustments. For the nine-month period, royalty expense increased 21% to $1.9 million from $1.6 million a year ago due to the increase in revenue.

**Operating Expenses**

| | Three Months Ended September 30, | | | Nine Months Ended September 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| | | | (%) | | | (%) |
| Operating expenses ($000s) | **1,259** | 955 | 32 | **3,592** | 2,009 | 79 |
| Operating expenses ($/boe) | **19.02** | 11.10 | 71 | **15.97** | 11.63 | 37 |

Operating expenses increased 32% to $1.3 million in the 2007 third quarter from $1.0 million the prior year due primarily to prior period adjustments totaling $0.5 million that were incurred through a non-operated facility. Operating expenses for the nine months ended September 30, 2007 rose 79% to $3.6 million from $2.0 million in 2006, reflecting the year-over-year increase in production, higher production costs and the prior period non-operated facility charge. On a per boe basis, operating expenses increased 71% and 37% in the three and nine-

month periods, respectively, over the corresponding periods in 2006, with $6.80/boe and $2.00/boe, respectively, of the costs directly attributable to the prior period expense. Operating expenses for the third quarter of 2007 were offset by $0.1 million in third party processing fees from prior periods related to the non-operated facility.

**General and Administrative ("G&A") Expenses**

| | Three Months Ended September 30, | | | Nine Months Ended September 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| (000s) | ($) | ($) | (%) | ($) | ($) | (%) |
| Gross expense | **722** | 767 | (6) | **2,316** | 2,264 | 2 |
| Capitalized and overhead recoveries | **(184)** | (245) | (25) | **(656)** | (623) | 5 |
| G&A expenses before stock-based compensation | **538** | 522 | 3 | **1,660** | 1,641 | 1 |
| Stock-based compensation expense | **-** | 164 | – | **108** | 674 | (84) |
| Total G&A expense | **538** | 686 | (22) | **1,768** | 2,315 | (24) |
| $/boe | **8.13** | 8.13 | – | **7.86** | 13.29 | (41) |
| % capitalized | **23%** | 14% | 64 | **19%** | 14% | 36% |

During the third quarters of 2007 and 2006, net G&A expenses, before stock-based compensation, remained constant at $0.5 million. For the nine months ended September 30, 2007, net G&A expenses, before stock-based compensation, were relatively steady at $1.7 million versus $1.6 million in the prior year.

Stock-based compensation expense was $nil during the third quarter of 2007 compared to $0.2 million in 2006, while for the 2007 nine-month period, this expense dropped 84% to $0.1 million from $0.7 million a year ago. These decreases were due to the number of stock options that became fully vested, resulting in less amortization of stock compensation. As at June 30, 2007, all stock options became fully vested. No stock options have been issued during 2007.

**Interest Income and Expense**

Interest income for the three-month period ended September 30, 2007 was $nil compared to $17,000 the prior year. During the first nine months of 2007, interest income totaled $8,000 compared to $49,000 received in the same period a year ago. The decreases were directly related to the balance of cash on hand throughout the respective periods.

Interest expense and financing fees for the three and nine months ended September 30, 2007 was $0.5 million and $2.7 million, respectively, versus $0.1 million and $0.2 million in the same periods of 2006. The year-over-year changes were due to higher average debt levels, the $1.4 million paid as financing fees to secure the bridge loan in the second quarter and Part XII.6 corporate income tax interest calculated on the balance of the 2006 flow-through share issue that must be expended by December 31, 2007.

## Cash Flow and Operating Netbacks

| | Three Months Ended September 30, | | | Nine Months Ended September 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| | ($/boe) | ($/boe) | (%) | ($/boe) | ($/boe) | (%) |
| Sales price | **35.11** | 38.36 | (8) | **43.36** | 40.70 | 7 |
| Royalties | **(5.44)** | (10.45) | (48) | **(8.64)** | (9.32) | (7) |
| Operating | **(19.02)** | (11.10) | 71 | **(15.97)** | (11.63) | 37 |
| Operating netback | **10.65** | 16.81 | (37) | **18.75** | 19.75 | (5) |
| G&A (net of non-cash items) | **(8.13)** | (6.05) | 34 | **(7.38)** | (9.49) | (22) |
| Interest and other (net of non-cash items) | **(7.72)** | (1.20) | 543 | **(11.92)** | (1.19) | 902 |
| Corporate netback (loss) | **(5.20)** | 9.56 | (154) | **(0.55)** | 9.07 | (106) |
| Cash flow from (used in) operations ($000s) | **(344)** | 839 | (141) | **(117)** | 1,617 | (107) |

For the three months ended September 30, 2007, cash flow from operations declined 141% to negative $0.3 million from positive cash flow of $0.8 million received in the same period of 2006 due to lower commodity prices, increased operating costs and higher interest and financing charges in the period relative to the prior year. For the nine-month period, cash flow from operations decreased 107% to negative $0.1 million from positive cash flow from operations of $1.6 million a year ago primarily as a result of increases in interest and financing fees, higher production costs as well as lower G&A recoveries. On a cash netback per boe basis, 2007 third quarter cash flow fell 154% to a deficit of $5.20/boe from a positive $9.56/boe a year ago, while nine-month cash flow dropped 106% to a deficit of $0.55/boe from a positive $9.07/boe in 2006.

## Depletion, Depreciation and Accretion ("DD&A")

| | Three Months Ended September 30, | | | Nine Months Ended September 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| | | | (%) | | | (%) |
| DD&A provision ($000s) | **2,161** | 2,104 | 3 | **7,380** | 4,144 | 78 |
| DD&A provision ($/boe) | **32.65** | 24.46 | 33 | **32.81** | 23.98 | 37 |
| Impairment provision for oil and gas assets ($000s) | **18,094** | – | – | **20,352** | – | – |

For the third quarter of 2007, the DD&A provision increased 3% to $2.2 million from $2.1 million in 2006 due to increased costs of finding production. On a per boe basis, the DD&A provision rose 33% to $32.65 from $24.46 a year ago as a result of these increased costs of proved reserves additions. For the nine months ended September 30, 2007, the DD&A provision increased 78% to $7.4 million from $4.1 million for the same period in 2006 due to the increase in year-over-year production coupled with the increased cost of proved reserves additions. For the nine-month period of 2007, the DD&A provision per boe rose 37% to $32.81 from $23.98 as a result of the increased year-over-year cost of proved reserves additions.

At September 30, 2007, the impairment recognition portion of the ceiling test indicated the estimated undiscounted future cash flows from proved reserves was less than the carrying amount of producing petroleum and natural gas properties. In the second stage of the AcG-16 impairment test, the future cash flows from the proved plus

probable reserves were discounted at the risk-free rate and were compared to the carrying amount of the oil and gas properties to determine a ceiling test write-down. A write-down of $20.4 million was included in DD&A during the 2007 nine-month period that was incurred in the first and third quarters of 2007.

### Income Taxes

The year-over-year future income tax recovery for the three and nine months ended September 30, 2007 increased to $1.0 million from $0.4 million and to $2.8 million from $1.6 million, respectively. The changes in this non-cash item are the anticipated future tax effect of the periods' activities, after reconciling recorded net assets with the Company's tax pool assets at the end of each period. The primary reason for the change was a year-over-year future tax rate decrease and the impairment of oil and gas assets offset by the renunciation of the related income tax deductions for eligible exploration and development expenses related to the issuance of flow-through shares in 2006.

As at September 30, 2007, the Company had approximately $72.3 million in tax pools available to shelter taxable income in future years.

### Cash Flow and Net Loss

| | Three Months Ended September 30, | | | Nine Months Ended September 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| (000s, except per share amounts) | **($)** | ($) | (%) | **($)** | ($) | (%) |
| Cash flow from (used in) operations | **(344)** | 837 | (141) | **(117)** | 1,615 | (107) |
| Per share – basic and diluted | **–** | 0.03 | – | **–** | 0.06 | – |
| Net loss | **(19,620)** | (1,063) | (1,746) | **(25,149)** | (1,567) | (1,505) |
| Per share – basic and diluted | **(0.15)** | (0.04) | (275) | **(0.37)** | (0.05) | (640) |

Cash flow from operations declined to negative $0.3 million ($nil per basic and diluted share) for the three months ended September 30, 2007 from $0.8 million ($0.03 per basic and diluted share) in the comparable period of 2006. For the nine months ended September 30, 2007, cash flow from operations declined 107% to negative $0.1 million ($nil per basic and diluted share) from $1.6 million ($0.06 per basic and diluted share) the prior year. The reduction in cash flow was primarily the result of increases in interest and financing fees along with higher production costs.

During the third quarter of 2007, the Company recorded a net loss of $19.6 million ($0.15 per basic and diluted share) versus a net loss of $1.1 million ($0.04 per basic and diluted share) a year ago due primarily to an impairment to oil and gas properties coupled with a reduction in revenue, an increase in interest and higher production costs that were offset by a reduction of future income taxes. For the 2007 nine-month period, the net loss increased to $25.1 million ($0.37 per basic and diluted share) from $1.6 million ($0.05 per basic and diluted share) recorded in the corresponding period of 2006, which was due to the impairment to oil and gas properties along with increased interest and finance fees and higher production costs that were offset by a reduction in future income taxes.

## LIQUIDITY AND CAPITAL RESOURCES

| | Three Months Ended September 30, | | | Nine Months Ended September 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| (000s) | ($) | ($) | (%) | ($) | ($) | (%) |
| Working capital (deficiency), beginning of period | **(26,909)** | (16,315) | 65 | **(19,817)** | 3,478 | (670) |
| Cash flow from (used in) operations | **(344)** | 837 | (141) | **(117)** | 1,615 | (107) |
| Issue of capital stock (net) | **27,427** | 28,587 | (4) | **28,574** | 29,994 | (5) |
| Capital expenditures (net) | **(7,106)** | (22,524) | (68) | **(15,572)** | (44,502) | (65) |
| Working capital (deficiency), end of period | **(6,932)** | (9,415) | (26) | **(6,932)** | (9,415) | (26) |

Silverwing opened the third quarter of 2007 with a working capital deficiency of $26.9 million. Changes in the quarter's working capital involved $27.4 million (net) proceeds from a private placement that was offset by negative cash flow from operations of $0.3 million and capital expenditures of $7.1 million. The equity proceeds were used to pay down Company debt and for capital expenditures planned for the second half of 2007. The Company entered the 2007 nine-month period with a working capital deficit of $19.8 million. Increases to working capital during the period involved equity increases that added $28.6 million in net working capital, while decreases involved capital expenditures of $15.6 million and negative cash flow from operations of $0.1 million, thereby leaving the Company with a working capital deficit of $6.9 million as at September 30, 2007.

During the quarter, the bank amended its non-revolving and revolving demand loan facilities to a cumulated amount of $14.0 million. The balance drawn at period-end was $10.1 million. These facilities are scheduled to be reviewed in November 2007.

**CAPITAL EXPENDITURES** Δ Capital expenditures made during the three and nine months ended September 30, 2007 and 2006 are summarized in the following table and do not include non-cash transactions.

| | Three Months Ended September 30, | | | Nine Months Ended September 30, | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| (000s) | ($) | ($) | (%) | ($) | ($) | (%) |
| Land | **92** | 1,696 | (95) | **990** | 2,390 | (59) |
| Seismic | **-** | 545 | - | **108** | 2,477 | (96) |
| Drilling and completions | **6,084** | 6,196 | (2) | **11,413** | 14,685 | (22) |
| Facilities and equipment | **804** | 2,503 | (68) | **2,714** | 13,222 | (79) |
| Property acquisitions | **-** | 14,671 | - | **-** | 15,204 | - |
| Property dispositions | **-** | (3,126) | - | **-** | (3,776) | - |
| Capitalized G&A and other | **126** | 39 | 223 | **347** | 300 | 16 |
| Total | **7,106** | 22,524 | (68) | **15,572** | 44,502 | (65) |

During the third quarter of 2007, the Company invested $7.1 million in capital activities compared to $22.5 million in 2006. Drilling and completion expenditures of $6.1 million were incurred in the Tomahawk area of central Alberta. There were 5 gross (5.0 net) wells drilled, while 7 gross (7.0 net) wells were in the completion process with 1 gross (1.0 net) well abandoned during the period. Equipment and facilities expenditures totaling $0.8 million were incurred to equalize into a compressor facility in northeastern British Columbia.

During the 2007 nine-month period, the Company spent $15.6 million in exploration and development activities compared to $44.5 million in the corresponding period of 2006. Land and seismic costs of $1.0 million were incurred in relation to the Tomahawk farm-in. During the nine-month period of 2007, the Company drilled 11 gross (6.3 net) wells, spending a total of $11.4 million on drilling and completions. Equipment and facilities expenditures totaled $2.7 million were incurred to tie-in wells and purchase a compressor in the Sirius area of northeastern British Columbia.

Pursuant to flow-through common share issuances completed on August 22, 2006, December 21, 2006 and August 2, 2007, the Company committed to renounce a total of $18.0 million of exploration expenditures. As at September 30, 2007, Silverwing had incurred $10.1 million of eligible expenditures for renouncement, leaving $6.4 million and $1.5 million to be incurred by December 31, 2007 and 2008, respectively. Interest is payable to the federal government on the unspent portion that began to accrue as of February 1, 2007 until the amounts are fully expended.

During 2006, the Company entered into a one-year and a three-year contract involving two drilling rigs guaranteeing 260 days at a day rate of $8,500 and 560 days at a day rate of $18,500, respectively. The total commitment as at November 13, 2007 was $8.1 million for the two drilling rig contracts as the 260-day and 560-day guarantees had 36 and 422 days remaining, respectively. Subsequent to September 30, 2007, the Company had received an extension to the 260-day rig contract to December 20, 2007, thereby allowing sufficient time to fulfill the remaining 36 days.

The Tomahawk farm-in agreement stipulates that the Company is to drill 29 wells to earn lands for the Tomahawk project. As at November 13, 2007, 16 wells were drilled with an additional 13 wells (consisting of 6 Belly River and Mississippian targets as well as 7 Nisku wells) that are required to be drilled by December 31, 2007, subject to regulatory approvals being in place. Due to regulatory delays, the Company expects the Nisku wells to commence drilling in late 2007 or early 2008. As at September 30, 2007, management estimates that the total maximum contingent liability for noncompliance of the terms of the farm-in agreement is $8.9 million, being the non-performance fee associated with the seven locations remaining to be drilled and loss in any interest of the properties. As a requirement of the farm-in extension granted during the second quarter of 2007, $11.1 million was paid by the Company and held in escrow by the farmors to be used for future exploration and development in the Tomahawk project area. The funds are to be released to the Company as the capital expenditures are incurred. At the earlier of 22 wells being drilled or December 31, 2007, the escrowed funds will be distributed to the Company less any portion of the commitment remaining at that time.

**OFF-BALANCE SHEET ARRANGEMENTS** Δ As at the date of this report, the Company had no off-balance sheet financing arrangements.

**TRANSACTIONS WITH RELATED PARTIES** Δ Included in G&A expenses are amounts for services provided to the Company through entities affiliated with and/or controlled by the Corporate Secretary of Silverwing. During the three and nine months ended September 30, 2007, the Company paid to the affiliated entity $89,170 and $191,570 (2006 – $144,320 and $178,631), respectively. There was an outstanding payable balance of $nil (2006 – $nil) with the related company at period-end. These amounts are considered to be in the normal course of operations and approximate the fair values for services received.

The Company utilizes the services of a consultant, through his operating company, who is considered a related party by virtue of significant influence on the Company's drilling operations. The Company pays the related party's operating company a management fee, granted the related party stock options and provided the related party an interest free loan to purchase shares in the Company. For the three and nine months ended September 30, 2007, the Company paid $134,476 and $139,036 (2006 – $216,409 and $751,725), respectively, to the related party, representing the fair market value for those services. The outstanding related party balance was $119,663 and $25,000 at September 30, 2007 and 2006, respectively. Effective April 15, 2006, this consultant became an employee of Silverwing.

During the period ended September 30, 2007, the Company utilized the services of a drilling company of which two directors of Silverwing are officers. The total purchased services amounted to $705,793 and $724,293 (2006 – $1,950,786 and $1,950,786) for the three and nine months ended September 30, 2007, respectively. The balance owing to the related company was $712,604 (2006 - $nil) as at September 30, 2007. The transactions are in the normal course of operations and are measured at the exchange amount that approximates fair market value of the services.

The Company granted share purchase loans to employees in 2004 for the purchase of the Company's flow-through shares at that time. The loan balance from the employees was $6,000 at September 30, 2007 (2006 – $76,500). The loans were non-interest bearing and were fully repaid on October 31, 2007 according to the terms of the agreement.

**OUTSTANDING SHARES** Δ The Company is authorized to issue an unlimited number of common shares, of which 188,068,316 common shares were issued and outstanding as fully paid and non-assessable as at the date of this report. The Company is also authorized to issue an unlimited number of preferred shares, of which nil preferred shares were issued and outstanding as at this date. At the date of this report, warrants to purchase an aggregate of 10,637,500 common shares at $2.25 per share expire February 22, 2008 and warrants to purchase an aggregate of 151,053,000 common shares at $0.20 and $0.25 per share expire between August 2, 2009 and August 2, 2010 were outstanding. In addition, options to purchase an aggregate of 1,527,500 common shares have been granted to directors, officers, employees and consultants of the Company at an exercise price of $2.00 and $2.10 per common share. During the second quarter of 2006, performance warrants to purchase an aggregate of 3,800,000 common shares were outstanding to certain directors, officers and employees of the Company at an exercise price of $2.20 per common share. These warrants may be exercised only upon a change in control of the Company.

## SUMMARY OF QUARTERLY RESULTS

| Three Months Ended | Dec.31, 2005 | Mar.31, 2006 | Jun.30, 2006 | Sep.30, 2006 | Dec.31, 2006 | Mar.31, 2007 | Jun.30, 2007 | **Sep.30, 2007** |
|---|---|---|---|---|---|---|---|---|
| (000s, except per share amounts) | ($) | ($) | ($) | ($) | ($) | ($) | ($) | ($) |
| Oil and gas revenue | 2,743 | 1,880 | 1,853 | 3,300 | 4,136 | 3,871 | 3,558 | **2,324** |
| Cash flow from (used in) operations | 1,402 | 515 | 263 | 837 | 1,740 | 1,267 | (1,040) | **(344)** |
| Per share – basic and diluted | 0.11 | 0.04 | 0.02 | 0.03 | 0.06 | 0.04 | (0.03) | **-** |
| Net earnings (loss) | 152 | (259) | (245) | (1,063) | (10,649) | (2,854) | (2,675) | **(19,620)** |
| Per share – basic and diluted | 0.01 | (0.04) | (0.02) | (0.04) | (0.37) | (0.08) | (0.08) | **(0.15)** |
| Capital expenditures (net) | 6,292 | 9,091 | 12,887 | 22,524 | 18,623 | 7,095 | 1,371 | **7,106** |

**INTERNAL CONTROLS OVER FINANCIAL REPORTING** ▵ There were no changes in internal control over financial reporting from year-end that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

**NEW ACCOUNTING PRONOUNCEMENTS** ▵ In 2006, the Canadian Institute of Chartered Accountants issued new accounting standards concerning financial instruments: "Financial Instruments – Recognition and Measurement" (Section 3855), "Hedges" (Section 3865) and "Comprehensive Income" (Section 1530). These standards require prospective application and became effective during the Company's first quarter of fiscal 2007. The Company applied the new accounting standards at the beginning of its current fiscal year and their implementation did not have a significant impact on the Company's results of operations or financial position.

**FINANCIAL AND OTHER INSTRUMENTS** ▵ Currently, Silverwing does not have a hedge or other commodity risk control strategy in place. Management will consider employing such strategies once the Company has sufficiently advanced beyond the current production profile to warrant such measures.

**SEDAR** ▵ Additional information relating to Silverwing, including the Company's Prospectus document supporting its Initial Public Offering, are available on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

# BALANCE SHEETS

| As at | September 30, 2007 | December 31, 2006 |
|---|---|---|
| (000s) (unaudited) | ($) | ($) |
| **Assets** | | |
| Current assets | | |
| Cash | **42** | 408 |
| Restricted cash (note 3) | **11,100** | – |
| Accounts receivable and other assets | **4,090** | 6,103 |
| | **15,232** | 6,511 |
| Future income taxes | **470** | 1,399 |
| Property, plant and equipment (note 4) | **56,579** | 68,228 |
| | **72,281** | 76,138 |
| **Liabilities** | | |
| Current liabilities | | |
| Accounts payable and accrued liabilities | **12,040** | 19,297 |
| Bank debt (note 5) | **10,124** | 7,031 |
| | **22,164** | 26,328 |
| Asset retirement obligations (note 7) | **3,453** | 2,999 |
| **Shareholders' Equity** | | |
| Common shares (note 8) | **66,942** | 53,149 |
| Share purchase warrants (note 8) | **15,405** | 4,344 |
| Contributed surplus (note 8) | **2,887** | 2,739 |
| Deficit | **(38,570)** | (13,421) |
| | **46,664** | 46,811 |
| Future operations (note 1) | | |
| Commitments (note 10) | | |
| | **72,281** | 76,138 |

See accompanying notes to the interim financial statements.

# STATEMENTS OF OPERATIONS AND DEFICIT

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| (000s, except per share amounts) (unaudited) | ($) | ($) | ($) | ($) |
| **Revenues** | | | | |
| Petroleum and natural gas sales | **2,324** | 3,300 | **9,753** | 7,033 |
| Royalties | **(360)** | (899) | **(1,944)** | (1,610) |
| | **1,964** | 2,401 | **7,809** | 5,423 |
| Interest and other income | **–** | 17 | **8** | 49 |
| | **1,964** | 2,418 | **7,817** | 5,472 |
| **Expenses** | | | | |
| Production | **1,259** | 955 | **3,592** | 2,009 |
| General and administrative | **538** | 686 | **1,768** | 2,315 |
| Interest and financing fees | **511** | 104 | **2,682** | 207 |
| Depletion, depreciation and accretion | **20,255** | 2,104 | **27,732** | 4,144 |
| | **22,563** | 3,849 | **35,774** | 8,675 |
| **Loss before income taxes** | **(20,599)** | (1,431) | **(27,957)** | (3,203) |
| Future income tax reduction | **979** | 368 | **2,808** | 1,636 |
| **Net loss for the period** | **(19,620)** | (1,063) | **(25,149)** | (1,567) |
| **Deficit, beginning of period** | **(18,950)** | (1,709) | **(13,421)** | (1,205) |
| **Deficit, end of period** | **(38,570)** | (2,772) | **(38,570)** | (2,772) |
| **Net loss per share** (note 8) | | | | |
| Basic and diluted | **(0.15)** | (0.04) | **(0.37)** | (0.05) |

See accompanying notes to the interim financial statements.

# STATEMENTS OF CASH FLOWS

| | Three Months Ended September 30, **2007** | 2006 | Nine Months Ended September 30, **2007** | 2006 |
|---|---|---|---|---|
| (000s) (unaudited) | ($) | ($) | ($) | ($) |
| Cash provided by (used in): | | | | |
| **Operations** | | | | |
| Net loss for the period | **(19,620)** | (1,063) | **(25,149)** | (1,567) |
| Add (subtract) non-cash items: | | | | |
| Stock-based compensation | **-** | 164 | **108** | 674 |
| Depletion, depreciation and accretion | **20,255** | 2,104 | **27,732** | 4,144 |
| Future income tax reduction | **(979)** | (368) | **(2,808)** | (1,636) |
| | **(344)** | 837 | **(117)** | 1,615 |
| Net change in non-cash working capital | **(1,647)** | (125) | **2,539** | 29 |
| | **(1,991)** | 712 | **2,422** | 1,644 |
| **Financing** | | | | |
| Issue of common shares and warrants | **31,383** | 30,776 | **32,534** | 32,188 |
| Share issue costs | **(3,956)** | (2,189) | **(3,960)** | (2,194) |
| Bank debt | **(2,820)** | (5,013) | **3,093** | 2,057 |
| Bridge loan (note 6) | **(13,000)** | - | **-** | - |
| Net change in non-cash working capital | **(1)** | 350 | **(44)** | 30 |
| | **11,606** | 23,924 | **31,623** | 32,081 |
| **Investing** | | | | |
| Property, plant and equipment expenditures | **(7,106)** | (10,979) | **(15,572)** | (33,074) |
| Property acquisitions | **-** | (14,671) | **-** | (15,204) |
| Proceeds on disposal of property, plant and equipment | **-** | 3,126 | **-** | 3,776 |
| Net change in non-cash working capital | **(2,494)** | (2,112) | **(18,839)** | 2,306 |
| | **(9,600)** | (24,636) | **(34,411)** | (42,196) |
| **Change in cash** | **15** | - | **(366)** | (8,471) |
| **Cash, beginning of period** | **27** | - | **408** | 8,471 |
| **Cash, end of period** | **42** | - | **42** | - |
| Interest paid | **315** | 101 | **826** | 138 |

See accompanying notes to the interim financial statements.

# NOTES TO INTERIM FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2006

(unaudited)

## Basis of Presentation

Silverwing Energy Inc. ("Silverwing" or the "Company") is engaged in the exploration, development and production of petroleum and natural gas reserves in Western Canada.

The interim financial statements of Silverwing have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as the financial statements for the year ended December 31, 2006. The disclosures herein are incremental to, and should be read in conjunction with those annual financial statements and notes.

## 1. Future Operations

The future operation of the Company is dependant on its ability to successfully explore, develop and produce economically viable reserves and market petroleum products from its properties, raise capital to support its activities and meet its obligations as outlined in note 10, and receiving the continued financial support from its lenders.

These financial statements have been prepared on the basis that the Company will be able to discharge its obligations and realize its assets in the normal course of business at the values at which they are carried in these financial statements, and that the Company will be able to continue its business activities.

Management believes that the going concern assumption is appropriate for these financial statements. If this assumption were not appropriate, adjustments to the carrying amounts of the assets and liabilities, revenues and expenses and the balance sheet classifications used may be necessary.

## 2. Change in Accounting Policies

The Company has adopted new accounting standards concerning financial instruments: "Financial Instruments – Recognition and Measurement," "Hedges" and "Comprehensive Income." These standards require prospective application and became effective January 1, 2007. The Company applied the new accounting standards at the beginning of its current fiscal year.

The adoption of these standards has had no material impact on the Company's net earnings or cash flows.

**Comprehensive Income** The new standards introduce comprehensive income, which consists of net earnings and other comprehensive income ("OCI"). The cumulative changes in OCI are included in the accumulated other comprehensive income, which is presented as a new category within shareholders' equity in the balance sheet. The adoption of the comprehensive income standard has been made in accordance with its transitional provisions. A statement of comprehensive income has not been included in these financial statements as the Company has no adjustments that are required to be reported in OCI.

**Financial Instruments** The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading," "available-for-sale," "held-to-maturity," "loans and receivables" or "other financial liabilities" as defined by the standard.

Financial assets and financial liabilities "held-for-trading" are measured at fair value, with changes in those fair values recognized in net earnings. Financial assets "available-for-sale" are measured at fair value, with changes in those fair values recognized in OCI. Financial assets "held-to-maturity," "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method of amortization. The methods used by the Company in determining fair value of financial instruments are unchanged as a result of implementing the new standard.

## 2. Change in Accounting Policies (continued)

### Financial Instruments (continued)

Cash and cash equivalents are designated as "held-for-trading" and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues and the partnership contribution receivable are designed as "loans and receivables." Accounts payable and accrued liabilities, the partnership contribution payable and long-term debt are designated as "other liabilities."

The adoption of the financial instruments standard has been made in accordance with its transitional provisions.

In addition, two new accounting standards have been issued that will require additional disclosure in the Company's financial statements commencing January 1, 2008 about the Company's financial instruments as well as its capital and how it is managed.

## 3. Restricted Cash

Restricted cash as at September 30, 2007 consisted of $11.1 million deposited in an escrow account with the farmors of the Tomahawk property as a condition for extending the drilling commitment. The escrow account serves as an exploration and development fund that is administered by the farmors' legal counsel to support eligible expenditures related to the Tomahawk farm-in agreement. The Company may only access the funds as expenditures are incurred in the Tomahawk farm-in project (see note 10(d)).

## 4. Property, Plant and Equipment

| | Cost | Accumulated Depletion and Depreciation | Net Book Value |
|---|---|---|---|
| (000s) | ($) | ($) | ($) |
| **September 30, 2007** | | | |
| Petroleum and natural gas properties | **76,834** | **(36,022)** | **40,812** |
| Production equipment | **30,670** | **(14,995)** | **15,675** |
| Office furniture, equipment and other | **136** | **(44)** | **92** |
| | **107,640** | **(51,061)** | **56,579** |
| December 31, 2006 | | | |
| Petroleum and natural gas properties | 63,660 | (15,998) | 47,662 |
| Production equipment | 27,957 | (7,484) | 20,473 |
| Office furniture, equipment and other | 123 | (30) | 93 |
| | 91,740 | (23,512) | 68,228 |

During the three and nine months ended September 30, 2007, the Company capitalized $0.1 million (2006 – $0.1 million) and $0.4 million (2006 – $0.3 million), respectively, of general and administrative expenses directly related to exploration and development activities.

As at September 30, 2007, costs to acquire and evaluate unproved properties totaling $18.6 million (2006 – $30.4 million) had been excluded from the depletion calculation. As at September 30, 2007, future development costs of $4.8 million (2006 – $0.6 million) had been included in the depletion calculation.

During the first and third quarters of 2007, the Company incurred ceiling test write-downs of $2.3 million and $18.1 million, respectively, related to oil and gas assets subject to the impairment test for 2007. The write-down was included in the depletion expense recorded for the period.

## 5. Bank Debt

On March 15, 2007 and subsequently amended on July 23, 2007, the bank amended a non-revolving acquisition/ development demand loan facility of $1.0 million with a Canadian bank. This demand loan facility bears interest at the bank's prime rate plus 0.5% and requires monthly principal repayments of $45,000 commencing July 31, 2007. As at September 30, 2007, the Company had $0.9 million drawn on the facility and the interest rate was 6.75%.

On June 6, 2007 and subsequently on July 23, 2007, the bank amended the revolving reducing demand facility to a revolving operating demand loan facility of $13.0 million with a Canadian bank. This demand loan facility bears interest at the bank's prime rate plus 1.25%. As at September 30, 2007, the Company had $9.1 million drawn on the facility and the interest rate was 7.50%.

The non-revolving acquisition/development demand loan facility and revolving operating demand loan facility noted above are secured by a $50.0 million debenture with a floating charge over all fixed assets of the Company.

As at September 30, 2007, the Company had two Irrevocable Letters of Guarantee outstanding that expire July 8, 2008 totaling $160,000. The Letters of Guarantee are funded by the revolving operating demand loan facility. The Company holds a deposit from a joint interest partner in the amount of $41,250 securing the partner's share of this obligation.

## 6. Bridge Loan

On June 4, 2007, the Company obtained a bridge loan financing facility from an investment corporation in the amount of $13.0 million and bearing interest at 12% per annum, paid monthly. This bridge loan was repaid on August 7, 2007.

## 7. Asset Retirement Obligations

Changes to the asset retirement obligations were as follows:

| As at | **September 30, 2007** | December 31, 2006 |
|---|---|---|
| (000s) | **($)** | ($) |
| Balance – beginning of period | **2,999** | 1,049 |
| Liabilities incurred | **271** | 898 |
| Revisions | **–** | 965 |
| Accretion | **183** | 87 |
| Balance – end of period | **3,453** | 2,999 |

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including wellsites, gathering systems and processing facilities. At September 30, 2007, the Company estimated the total undiscounted amount of cash flows required to settle its asset retirement obligations was approximately $6.1 million, which will be incurred over the next 15 years. In calculating the Company's future asset retirement obligations, an annual credit adjusted risk-free interest rate of 8.0% and an annual inflation rate of 2.0% were used.

## 8. Share Capital

### (a) Authorized

Unlimited number of common shares.

Unlimited number of preferred shares, of which none have been issued.

### (b) Issued

| As at | September 30, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| | **Shares** | **Amount** | Shares | Amount |
| | (#) | ($000s) | (#) | ($000s) |
| **Common Shares** | | | | |
| Balance – beginning of period | **33,826,150** | **53,149** | 12,746,268 | 23,676 |
| Issued on exercise of warrants | – | – | 385,835 | 914 |
| Issued on exercise of special warrants | – | – | 688,000 | 739 |
| Issued for cash pursuant to private placements | **142,303,000** | **17,787** | 295,647 | 621 |
| Issued on initial public offering | – | – | 10,637,500 | 16,931 |
| Issued for cash pursuant to flow-through share placements | **6,414,166** | **1,540** | 9,072,900 | 16,460 |
| Issued as a financing fee | **5,525,000** | **1,105** | – | – |
| Tax effect of flow-through share renunciation | – | **(4,947)** | – | (4,438) |
| Share issue costs | – | **(2,553)** | – | (2,697) |
| Tax benefit of share issue costs | – | **791** | – | 901 |
| Repayment of share purchase loan | – | **70** | – | 42 |
| Balance – end of period | **188,068,316** | **66,942** | 33,826,150 | 53,149 |

In August 2007, the Company closed a private placement for gross proceeds of $30.0 million, involving the issue of 142,303,000 units and 6,414,166 flow-through common shares priced at $0.20 and $0.24 per share, respectively. The units were comprised of one common share and one common share purchase warrant with each warrant enabling the holder to purchase one additional share from the Company at $0.25 per share on or prior to August 2, 2010. The valuation of the common shares was determined by prorating the fair value of the net proceeds and issuance costs to the common shares and warrants.

In June 2007, the Company completed a bridge loan financing that required a non-refundable payment of $1,105,000, paid in the form of 3,683,333 shares issued prior to June 30, 2007 and 1,841,667 issued in August 2007. The shares were issued at $0.20 per share, which was the market price at the final measurement date on August 2, 2007.

### (c) Contributed Surplus

| As at | September 30, 2007 | December 31, 2006 |
|---|---|---|
| (000s) | ($) | ($) |
| Balance – beginning of period | **2,739** | 587 |
| Stock-based compensation expensed | **108** | 573 |
| Stock-based compensation capitalized | **40** | 218 |
| Transfer on exercise and expiry of warrants | – | 1,361 |
| Balance – end of period | **2,887** | 2,739 |

### (d) Stock Option Plan

The Company has a stock option plan (the "Plan"), which is administered by the Board of Directors of the Company. All directors, officers, employees and key consultants are eligible to participate under the Plan. The aggregate number of shares reserved for issuance under the Plan shall not exceed 10% of the total number of issued and outstanding shares of the Company. Options will vest over a period of two years and expire after four years.

## 8. Share Capital (continued)

### (d) Stock Option Plan (continued)

The following table summarizes the number of options outstanding and the exercise price:

| | Options | Weighted Average Exercise Price |
|---|---|---|
| | (#) | ($/option) |
| Outstanding at December 31, 2006 | 1,540,000 | 2.06 |
| Forfeited | **(12,500)** | **2.04** |
| Outstanding at September 30, 2007 | **1,527,500** | **2.06** |

As at September 30, 2007, the weighted average remaining life of the options outstanding was 1.39 years (December 31, 2006 – 2.14 years).

As at September 30, 2007, 1,527,500 (December 31, 2006 – 924,000) options were exercisable between $2.10 and $2.00 per share with a weighted average exercise price of $2.06 per share (2006 – $2.05 per share).

### (e) Share Purchase Warrants

| As at | **September 30, 2007** | | December 31, 2006 | |
|---|---|---|---|---|
| | **Shares** | **Amount** | Shares | Amount |
| | (#) | ($000s) | (#) | ($000s) |
| Balance – beginning of period | **10,637,500** | **4,344** | 2,563,372 | 1,501 |
| Expired | **–** | **–** | (2,177,537) | (1,361) |
| Exercised | **–** | **–** | (385,835) | (140) |
| Issue of warrants | **142,303,000** | **10,673** | 10,637,500 | 4,344 |
| Warrant issue costs | **–** | **(1,408)** | – | – |
| Tax benefit of warrant issue costs | **–** | **437** | – | – |
| Issue of broker warrants to purchase common share at $0.25 per share | **3,500,000** | **513** | – | – |
| Issue of broker warrants to purchase common shares at $0.20 per share | **5,250,000** | **846** | – | – |
| Balance – end of period | **161,690,500** | **15,405** | 10,637,500 | 4,344 |

In August 2007, the Company closed a private placement for gross proceeds of $30.0 million, involving the issue of 142,303,000 units priced at $0.20 per share. The units were comprised of one common share and one common share purchase warrant with each warrant enabling the holder to purchase one additional common share from the Company at $0.25 per share on or prior to August 2, 2010. In addition, 1,750,000 broker warrants were issued to purchase common shares at an exercise price of $0.20 per warrant and 3,500,000 broker warrants were issued to purchase units consisting of one common share with an exercise price of $0.20 and one warrant to purchase an additional share at $0.25 per share. The fair value of the warrants was determined using the Black-Scholes model at the date of issue. The valuation of the warrants was determined by prorating the fair value of the net proceeds and issuance costs to the common shares and warrants.

### (f) Per Share Amounts

Per share amounts have been calculated based on the weighted average number of common shares issued and outstanding, which for the three and nine months ended September 30, 2007 totaled 134,063,517 and 67,920,244 (2006 – 13,801,929 and 12,826,652), respectively.

In calculating the diluted loss per share for the nine months ended September 30, 2007, nil (2006 – nil) shares were added to the weighted average number of common shares outstanding for the dilutive effect of the warrants and stock options.

In calculating the net loss per share, options and warrants totaling 167,018,000 (2006 – 15,977,500) were excluded from the dilution calculation, as they were anti-dilutive. No adjustments were required to net loss in computing diluted per share amounts.

## 9. Related Party Transactions

Included in general and administrative expenses are amounts for services provided to the Company through entities affiliated with and/or controlled by the Secretary of the Company. During the three and nine months ended September 30, 2007, the Company paid to the affiliated entity $89,170 and $191,570 (2006 – $144,320 and $178,631), respectively, representing the fair market value for services received. There was no outstanding balance with the related company at period-end.

The Company utilizes the services of a consultant, through his operating company, who was considered a related party by virtue of significant influence on the Company's drilling operations. The Company paid the related party's operating company a management fee, has provided the related party full time use of offices in its premises at below market rates for rent, granted the related party stock options and provided the related party an interest free loan to purchase shares in the Company. During the three and nine months ended September 30, 2007, the Company paid to the related party an amount totaling $134,476 and $139,036 (2006 – $216,409 and $751,725), respectively, representing the fair market value for services received. The outstanding related party balance was $119,663 at September 30, 2007. The Company estimates the fair market value of the subsidized rent to be approximately $17,517 for the period ended September 30, 2007 (2006 – $26,625). Effective April 15, 2006, this consultant became an employee of Silverwing.

During the three and nine months ended September 30, 2007, the Company utilized the services of a drilling company of which two directors of Silverwing are officers. The total purchased services amounted to $705,793 (2006 – $nil) for the three-month period and $724,293 for the nine-month period. The balance owing to the related company was $712,604 as at September 30, 2007 (2006 – $nil). The transactions are in the normal course of operations and are measured at the exchange amount that approximates fair market value of the services.

The Company granted share purchase loans to employees in 2004 for the purchase of the Company's flow-through shares at that time. The loans are non-interest bearing and are to be fully repaid by October 31, 2007. The loan balance from the employees was $6,000 at September 30, 2007 (2006 – $76,500).

## 10. Commitments

(a) **Flow-Through Shares** In the fourth quarter of 2006, the Company committed to renounce $7.0 million of exploration expenditures pursuant to a flow-through common share issue completed on December 21, 2006. Silverwing has until December 31, 2007 to incur these exploration expenditures. As at September 30, 2007, $6.4 million of the obligation remained outstanding. Interest totaling $0.4 million has been accrued for outstanding flow-through expenditures to be incurred during 2007.

In the third quarter of 2007, the Company committed to renounce $1.5 million of exploration expenditures pursuant to a flow-through common share issue completed on August 2, 2007. Silverwing has until December 31, 2008 to incur these exploration expenditures. As at September 30, 2007, the entire obligation remains outstanding.

(b) As at September 30, 2007, the Company had the following annual rental commitments on a sublease for office premises and equipment as follows:

| (000s) | ($) |
|---|---|
| 2007 | 79 |
| 2008 | 284 |
| 2009 | 284 |
| 2010 | 278 |
| 2011 | 298 |
| Thereafter | 596 |

## 10. Commitments (continued)

**(c) Drilling Contracts** During 2006, the Company entered into a one-year and a three-year drilling contract. In the one-year contract, Silverwing is committed to a 260-day guarantee within a 365-day period commencing June 1, 2006 with 64 days remaining at September 30, 2007. Subsequent to quarter-end, the 260-day contract was given an extension to December 20, 2007 to fulfill the remaining 64 days. In the three-year contract, Silverwing is committed to a 560-day guarantee within an 830-day period commencing October 14, 2006 with 422 days remaining at September 30, 2007. If the Company is unable to fulfill the operating day commitment, a shortfall penalty of $8,500 and $18,500 for each day or portion thereof for each contract, respectively, will be charged to Silverwing upon completion of the term.

If Silverwing does not require the use of each rig during the duration of the contract term, the drilling contractor will put forth best efforts to contract the rig to another party. Should the drilling contractor be successful, any days worked for the other party during the contract term will be credited towards Silverwing's guaranteed day contract commitment on a prorated basis equal to each day worked for the other party. The combined drilling commitment for the rigs as at September 30, 2007 was $8.3 million.

**(d) Farm-In Agreement Contingency** The Company has a farm-in agreement to drill 29 wells to earn lands in the Tomahawk project area of central Alberta. As at September 30, 2007, 12 of these wells have been drilled with 17 remaining to be drilled by December 31, 2007, subject to securing regulatory approvals. As at September 30, 2007, management estimates that the total maximum contingent liability for noncompliance of the terms of the farm-in agreement is $8.9 million, being the non-performance fee associated with the 17 locations remaining to be drilled. Upon payment of this fee, the commitment will be met and the Company would have a minimum of two years to earn the lands by drilling the remaining wells, subject to regulatory approvals. If this payment is not met, the Company will forfeit any interest earned in these properties with respect to costs incurred to date.

The Company secured an extension of the farm-in agreement to December 31, 2007, which included a fee of $0.5 million and a deposit of $11.1 million held in trust. The deposit will be subsequently drawn down to fulfill the farm-in agreement obligations as costs are incurred. As at September 30, 2007, the deposit balance was $11.1 million and is presented as restricted cash on the balance sheet (see note 3).

# CORPORATE INFORMATION

## Board of Directors

**Drew Tumbach** (1)(2)(3) – Chairman
Vice-President, Land & Contracts
Duvernay Oil Corp.

**Michael Atkinson** (1)(2)
Vice-President
Quest Capital Corp.

**Derek J. Lowe**
Vice-President, Special Projects
Nabors Drilling Limited

**Terry O'Connor**
Senior Vice-President, Business Development
Silverwing Energy Inc.

**Scott M. Reeves** (1)(2)(3)(4)
Partner
TingleMerrett LLP

**Oleh Wowkodaw** (3)
President & Chief Executive Officer
Silverwing Energy Inc.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Technical Committee
(4) Corporate Secretary

## Senior Management

**Oleh Wowkodaw**
President & Chief Executive Officer

**Terry O'Connor**
Senior Vice-President, Business Development

**Martin D. Rude**
Vice-President, Finance & Chief Financial Officer

**Andre R. Brisson**
Vice-President, Exploration

**Michael R. Carlson**
Vice-President, Engineering

**David K. Gibson**
Vice-President, Operations

**F.G. (Rick) Young**
Senior Exploration Advisor

## Corporate Head Office

Suite 1650
521 Third Avenue S.W.
Calgary, Alberta T2P 3T3
Tel: (403) 263-5555
Fax: (403) 263-5549
E-Mail: info@silverwingenergy.com
Website: www.silverwingenergy.com

## Auditors

KPMG LLP

## Banker

National Bank of Canada

## Evaluation Engineers

GLJ Petroleum Consultants Ltd.

## Legal Counsel

TingleMerrett LLP

## Registrar and Transfer Agent

Valiant Trust Company

## Stock Listing

Toronto Stock Exchange
Common Share Symbol: SVW
Common Share Warrant Symbol: SVW.WT

**Abbreviations**

| | |
|---|---|
| bbls | barrels |
| bbls/d | barrels per day |
| boe | barrels of oil equivalent |
| boe/d | barrels of oil equivalent per day |
| km | kilometre |
| mcf | thousand cubic feet |
| mcf/d | thousand cubic feet per day |
| mmbbls | million barrels |
| mmcf/d | million cubic feet per day |
| 2-D | two dimensional |
| 3-D | three dimensional |

**Conversion of Units**

| | | |
|---|---|---|
| 1.0 acre | = | 0.40 hectares |
| 2.5 acres | = | 1.0 hectare |
| 1.0 bbl | = | 0.159 cubic metres |
| 6.29 bbls | = | 1.0 cubic metre |
| 1.0 foot | = | 0.3048 metres |
| 3.281 feet | = | 1.0 metre |
| 1.0 mcf | = | 28.2 cubic metres |
| 0.035 mcf | = | 1.0 cubic metre |
| 1.0 mile | = | 1.61 kilometres |
| 0.62 miles | = | 1.0 kilometre |

Natural gas is equated to oil on the basis of 6 mcf : 1 bbl

RECEIVED

2008 APR 30 A 7:24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# SILVERWING ENERGY INC.

## Notice of Annual Meeting of the Shareholders

**TO: THE SHAREHOLDERS OF SILVERWING ENERGY INC.**

TAKE NOTICE that the Annual Meeting (the "Meeting") of the shareholders of Silverwing Energy Inc. (the "Corporation") will be held at the Devonian Room of the Petroleum Club, 319 Fifth Avenue S.W., Calgary, Alberta on the 1st day of May, 2007 at 4:00 p.m. (Calgary time) for the following purposes:

(1) To receive the consolidated financial statements of the Corporation for the year ended December 31, 2006, the auditors' report thereon;

(2) To fix the number of directors to be elected at the Meeting at six;

(3) To elect directors;

(4) To appoint auditors and to authorize the directors to fix their remuneration as such;

(5) To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular which accompanies and forms part of this Notice.

**Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with the Secretary of the Corporation, c/o Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. In order to be valid and acted upon at the Meeting, forms of proxy must be received at the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof.**

**Shareholders are cautioned that the use of the mails to transmit proxies is at each shareholder's risk.**

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on March 14, 2007 (the "Record Date"). Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise establishes that he or she owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Calgary, Alberta, this 27th day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

Signed *"Oleh Wowkodaw"*
Oleh Wowkodaw
President & Chief Executive Officer

Signed *"Drew Tumbach"*
Drew Tumbach
Chairman of the Board of Directors

## SILVERWING ENERGY INC.

**Information Circular - Proxy Statement**

for the Annual Meeting
to be held on May 1, 2007

### SOLICITATION OF PROXIES

**This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the management of SILVERWING ENERGY INC.** (the "Corporation") for use at the Annual Meeting of the shareholders of the Corporation (the "Meeting") to be held on the 1st day of May, 2007 at 4:00 p.m. (Calgary time) at the Devonian Room of the Petroleum Club, 319 Fifth Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual Meeting. Instruments of Proxy must be received by the Secretary of the Corporation, c/o Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment thereof. The Board of Directors of the Corporation (the "Board") has fixed the record date for the Meeting at the close of business on March 14, 2007 (the "Record Date"). Shareholders of the Corporation of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he or she owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

**The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. Each shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a shareholder, to attend and to act for the shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.**

### BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is provided to beneficial holders of common shares ("Common Shares") of the Corporation who do not hold their Common Shares in their own name ("Beneficial Shareholders"). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in the Beneficial Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are

prohibited from voting shares for their clients. The Corporation does not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically provides a scannable voting request form or applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting request forms or proxy forms to ADP. Often Beneficial Shareholders are alternatively provided with a toll-free telephone number or a dedicated website to vote their shares. If you have any questions regarding the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a voting instruction request or a proxy with an ADP sticker on it cannot use that instruction request or proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by ADP well in advance of the Meeting in order to have the shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed instructions or proxies as directed by ADP well in advance of the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

## REVOCABILITY OF PROXY

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

## PERSONS MAKING THE SOLICITATION

**The solicitation is made on behalf of the management of the Corporation.** The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual Meeting and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

## EXERCISE OF DISCRETION BY PROXY

The shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted on any ballot in accordance with the specification so made.

**In the absence of such specification, the shares will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the instrument of proxy and Notice of Annual Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Corporation knows of no such amendment, variation or other matter.**

## MATTERS TO BE ACTED UPON AT MEETING

### Election of Directors

At the Meeting, shareholders will be asked to fix the number of directors to be elected at the Meeting at six members and to elect six directors to hold office until the next annual meeting or until their successors are elected or appointed. There are currently six directors of the Corporation, each of whom retires from office at the Meeting.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of an ordinary resolution fixing the number of directors to be elected at the Meeting at six members and in favour of the election as directors of the six nominees hereinafter set forth:

Oleh Wowkodaw
Terry O'Connor
Derek J. Lowe
Drew Tumbach
Robert Wagemakers
Geoff Waterman

The names and municipalities of residence of the persons nominated for election as directors, the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation, the period served as director and the principal occupation of each are set forth below. The information as to shares beneficially owned, directly or indirectly or over which control or direction is exercised, is based upon information furnished to the Corporation by the nominees as of March 20, 2007.

| Name, Municipality of Residence and Position with the Corporation | Principal Occupation | Director Since | Number of Common Shares Owned Directly or Indirectly or Controlled(5) |
|---|---|---|---|
| Oleh Wowkodaw(3)<br>Calgary, Alberta<br>President, CEO and Director | President and Chief Executive Officer of the Corporation | May 28,2002 | Common shares 410,435<br>(1.21%) |
| Terry O'Connor<br>Calgary, Alberta<br>Senior Vice President, Business Development and Director | Senior Vice President, Business Development of the Corporation | Nov. 27, 2002 | Common shares 194,751<br>(0.58%) |
| Derek J. Lowe(4)<br>Calgary, Alberta<br>Director | Vice President, Manufacturing, Nabors Drilling | March 15, 2003 | Common shares 401,901<br>(1.19%) |
| Drew Tumbach(1) (2) (3) (4)<br>Calgary, Alberta<br>Director | Vice President, Land and Contracts, Duvernay Oil Corp. | June 7, 2004 | Common shares 150,000<br>(0.44%) |
| Robert Wagemakers(1) (2) (4)<br>Calgary, Alberta<br>Director | Vice President, Marketing, Nabors Drilling | March 15, 2003 | Common shares 461,126<br>(1.36%) |
| Geoff Waterman(1) (2) (3) (4)<br>Toronto, Ontario<br>Director | Vice President, Newmont Mining Corporation of Canada Limited | June 30, 2004 | Common shares 17,300<br>(0.05%) |

Notes:

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of Technical Committee.
(4) Independent Director.
(5) In addition, Mr. Wowkodaw holds 12,500 share purchase warrants at an exercise price of $2.25, performance warrants to purchase 876,000 shares at an exercise price of $2.20, options to purchase 104,000 shares at $2.00 per share and 86,000 shares at $2.10 per share; Mr. O'Connor holds 750 share purchase warrants at an exercise price of $2.25, performance warrants to purchase 627,000 shares at an exercise price of $2.20 per share, options to purchase 104,000 share at $2.00 per share and 86,000 shares at $2.10 per share; Mr. Lowe holds 37,500 share purchase warrants at an exercise price of $2.25, options to purchase 46,250 shares at $2.00 per share and 40,000 shares at $2.10 per share; Mr. Tumbach holds 100,000 share purchase warrants at an exercise price of $2.25, options to purchase 20,000 shares at $2.00 per share and 40,000 shares at $2.10 per share; Mr. Wagemakers holds 50,000 share purchase warrants at an exercise price of $2.25, options to purchase 46,250 shares at $2.00 per share and 40,000 shares at $2.10 per share; Mr. Waterman holds 5,000 share purchase warrants at an exercise price of $2.25, options to purchase 20,000 shares at $2.00 per share and 40,000 shares at $2.10 per share.

All of the persons have been engaged for more than five years in their current principal occupations. All directors hold office until the next annual meeting of shareholders.

### Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, to serve as auditors of the Corporation until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such.

## INFORMATION CONCERNING THE CORPORATION

### Voting Shares and Principal Holders Thereof

As at March 14, 2007, there were 33,826,150 Common Shares issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting. A quorum for the transaction of business at the Meeting will be present if there are present at such meeting, whether in person or by proxy, the holders of not less than 10% of the shares entitled to vote at the Meeting, provided that for the purposes of determining quorum, no one shareholder present at such meeting, whether present in person or proxy, shall hold one-half or more of the 10% of the shares required to comprise a quorum.

To the knowledge of the directors and senior officers of the Corporation, as at March 14, 2007, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation other than as set forth below:

| Name and Address | Number of Voting Shares | Percentage of Class (%) |
|---|---|---|
| Bruce C. Mitchell<br>Nepean, Ontario | 4,626,300 | 13.68 |

Note:

(1) This shareholder has indicated the acquisition was made for investment purposes and may acquire ownership of, or control over, additional securities of the reporting issuer. This shareholder does not currently hold a seat on the board of directors and is not related to management of the Corporation.

### Executive Compensation

***Summary Compensation Table***

The following table sets forth certain information regarding the compensation of the Chief Executive Officer and the Chief Financial Officer (the "Named Executive Officers"). No executive officer of the Corporation had total annual salary and bonus in the last completed financial year exceeding $150,000.

| Name and Principal Position | Year Ended Dec. 31 | Annual Copensation | | | Long-term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Options/SARs Granted (#) | Shares or Units Subject to Resale Restrictions (#) | LTIP Payouts ($) | All Other Compensation ($) |
| Oleh Wowkodaw | 2006 | $131,839 | $Nil | $10,800 | 962,000[(3)] | 962,000 | Nil | Nil |
| President, CEO | 2005 | $111,150 | $7,500 | $8,400 | 42,500 | 42,500 | Nil | Nil |
| and Director | 2004 | $104,100 | Nil | $2,100 | 12,000 | 12,000 | Nil | Nil |
| Martin D. Rude[(2)] | 2006 | $122,916 | Nil | $10,350 | 532,800[(4)] | 532,800 | Nil | Nil |
| Vice President, Finance and CFO | 2005 | Nil | Nil | Nil | Nil | Nil | Nil | Nil |

Notes:

(1) Perquisites and other personal benefits, securities or property, received did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for the Named Executive Officers.

(2) Martin D. Rude was appointed the position of Vice President, Finance and CFO effective January 16, 2006.

(3) This amount includes performance warrants to acquire 876,000 common shares at an exercise price of $2.20 per share and options to purchase 86,000 common shares at an exercise price of $2.10 per share.

(4) This amount includes performance warrants to acquire 402,800 common shares at an exercise price of $2.20 per share and options to purchase 130,000 common shares at an exercise price of $2.10 per share.

### *Long-Term Incentive Plan Awards Table*

The Corporation has no long-term incentive plans other than its stock option plan as disclosed herein. Accordingly, no such compensation was paid or distributed to the Named Executive Officers during the financial year ended December 31, 2006.

### *Options Granted During the Most Recently Completed Financial Year*

The following table sets forth the stock options granted to the Named Executive Officers for the financial year ended December 31, 2006:

| Name and Principal Position | Securities Under Options Granted (#) | % of Total Options granted to Employees in Financial Year | Exercise or Base Price ($/Security) | Market Value of Securities Underlying Options on the Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| Oleh Wowkodaw President, CEO and Director | 86,000 | 9.08% | $2.10 | $2.10 | June 14, 2009 |
| Martin D. Rude[(1)] Vice President, Finance and CFO | 130,000 | 13.73% | $2.10 | $2.10 | June 14, 2009 |

Note:

(1) Martin D. Rude was appointed the position of Vice President, Finance and CFO effective January 16, 2006

### *Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values*

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at December 31, 2006. No options were exercised by the Named Executive Officers during the financial year ended December 31, 2006.

| Name and Principal Position | Securities Acquired on Exercise (#) | Aggregate Value Realized ($) | Unexercised Options as at December 31, 2006 (#) | | Value of Unexercised In-the-Money Options as at December 31, 2006 [(1)] ($) | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Oleh Wowkodaw President, CEO and Director | Nil | Nil | 125,750 | 64,250 | Nil | Nil |
| Martin D. Rude[(2)] Vice President, Finance and CFO | Nil | Nil | 65,000 | 65,000 | Nil | Nil |

Note:

(1) Calculated based on the difference between the exercise price and the closing price of the common shares of the Corporation on the Toronto Stock Exchange on December 29, 2006.

(2) Martin D. Rude was appointed the position of Vice President, Finance and CFO effective January 16, 2006

### *Option Repricings*

The Corporation did not reprice downward any options granted to the Named Executive Officers during the financial year ended December 31, 2006.

### *Securities Authorized for Issuance Under Equity Compensation Plans*

The Corporation has a stock option plan (the "Plan") pursuant to which options to purchase common shares may be granted by the Board of Directors to directors, officers and employees of, and consultants to, the Corporation or any of its subsidiaries. All options granted will be in compliance with the requirements of the Toronto Stock Exchange. Options granted under the Plan will have an exercise price which is not less than the price allowed by regulatory authorities, will be non-transferable and will be exercisable for a period not to exceed five years. The aggregate number of common shares subject to options granted under the Plan shall not exceed 10% of the total number of issued and outstanding Common Shares and no one optionee is permitted to hold options entitling such optionee to purchase more than 5% of the aggregate number of issued and outstanding common shares.

Options granted under the Plan will terminate upon the date that is 90 days from the termination of an optionee's employment with, or consulting to, the Corporation, or from the date such optionee ceased to be a director of the Corporation, unless the directors of the Corporation otherwise determine. If the optionee has died, the options shall terminate twelve months following the death of the optionee.

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2006.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 1,540,000 | $2.06 | 1,842,615 |
| Equity compensation plans not approved by security holders | Nil | Nil | Nil |
| Total | 1,540,000 | $2.06 | 1,842,615 |

Note:

(1) The aggregate number of common shares subject to options granted under the share option plan, from time to time, cannot exceed 10% of the aggregate number of common shares outstanding.

(2) This amount includes performance warrants to purchase 3,800,000 common shares at an exercise price of $2.20 on or before April 7, 2011.

(3) No stock options or performance warrants have been approved for issuance since December 31, 2006 to the date of this report.

### *Employment Contracts*

The Board of Directors approved the 2006 executive compensation plan and executive employee contracts (the "**Compensation Plan**") at a Board of Directors meeting on January 30, 2006. The Compensation Plan and the executive employment contracts granted thereunder became effective January 2, 2006. Each executive employment contract includes a constructive dismissal clause, whereby each officer will be entitled to one year's compensation, including entitlement to exercise all outstanding options and warrants. No pension or retirement benefits are payable to officers or directors.

According to the Compensation Plan, a base salary for 2006 was $125,000 per annum paid to each officer of the Corporation with the salary to be adjusted upon meeting specific sustained sales volumes in 2006. The base salary of each executive officer was increased to $145,000 as of December 1, 2006 by the achievement of the specific sales volumes in 2006. The Board of Directors and the Compensation Committee of Silverwing may consider additional adjustments in the base salary for officers and employees from time to time, as may be required to meet market conditions.

All officers are entitled to participate in such bonus and benefit plans as the Corporation may put in place for the benefit of the employees, officers, directors and consultants of the Corporation. On April 7, 2006 the Corporation issued performance warrants to management and employees of the Corporation to acquire common shares at an exercise price of $2.20 per share. The performance warrants are exercisable upon a change of control of the Corporation where the consideration per common share to be received by the shareholders as a result of the transaction exceeds an amount calculated in accordance with the terms of the performance warrants and expire on April 7, 2011.

**Report on Executive Compensation**

The Compensation Committee reviews all proposed agreements between executives and the Corporation and provides recommendations to the Board of Directors. The compensation committee of the Board (the "**Compensation Committee**") is currently comprised of Mr. Drew Tumbach, Mr. Robert Wagemakers and Mr. Geoff Waterman, each presently a director of the Corporation. All members of the Committee are independent, non-employee directors and are not eligible to participate in the Compensation Plan and other related benefit programs other than the Corporation's stock option plan. All of the members of the Compensation Committee currently hold options under the Corporation's stock option plan. The Compensation Committee determines the total compensation of the Named Executive Officers of the Corporation.

The Compensation Committee exercises oversight of overall employee and executive compensation. The Compensation Committee administers the Corporation's Compensation Plan and makes recommendations to the Board of Directors. The Compensation Committee meets with the Chief Executive Officer to review other employees' salaries. Approval of those salaries is provided by the Board of Directors annually in conjunction with the budget process or at some other time during the year. The objective of the Corporation's Compensation Program is to attract and retain high quality management and develop a strong employee team.

According to the Compensation Plan, a base salary of $145,000 per annum is paid to each officer of the Corporation as of December 1, 2006. The base salary of each executive officer may be increased if specific sales volumes are achieved on a sustained basis in 2007. The Board of Directors and the Compensation Committee may consider additional adjustments in the base salary for officers and employees from time to time, as may be required to meet market conditions.

**Compensation of Directors**

The Corporation has no standard arrangement pursuant to which directors of the Corporation are compensated by the Corporation for their services in their capacity as directors. However, each director is eligible to receive stock options of the Corporation.

**Corporate Cease Trade Orders or Bankruptcies**

Except as disclosed elsewhere herein, no director, officer, promoter or principal shareholder of the Corporation is, or has been within the past ten years, a director or officer of any other company that, while such person was acting in that capacity:

(i) was the subject of a cease trade or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days; or

(ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

**Individual Bankruptcies**

No director, officer, promoter or principal shareholder of the Corporation is or has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

## Penalties or Sanctions

No director, officer, promoter or principal shareholder of the Corporation has:

(i) been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered a settlement agreement with a Canadian securities regulatory authority; or

(ii) been the subject of any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered to be important to a reasonable investor making an investment decision.

## Indebtedness of Directors and Officers

No director or officer of the Corporation, or any associate of any such director or officer, is or has been, at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or has, at any time since the beginning of the most recently completed financial year of the Corporation, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation, other than the following.

| Name and Position | Involvement of Issuer | Largest Aggregate Outstanding Amount During 2006 ($) | Amount Outstanding March 15, 2007 | Financially Assisted Securities Purchases During 2004 ($) | Security for Indebtedness |
|---|---|---|---|---|---|
| Andre Brisson, Vice President of Exploration | Share purchase loan | 24,750 | 14,279 | 24,750 | Shares held in escrow |
| David Gibson, Vice President of Operations | Share purchase loan | 19,800 | 11,423 | 19,800 | Shares held in escrow |
| Oleh Wowkodaw, President, CEO and Director | Share purchase loan | 29,925 | 17,264 | 29,925 | Shares held in escrow |
| Rick Young, Director of Exploration | Share purchase loan | 24,975 | 14,409 | 24,975 | Shares held in escrow |

Notes:
(1) The loans relate to an executive share purchase plan that was entered into in 2004 and are due November 5, 2007.

## CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") requires that if management of an issuer solicits proxies from its shareholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular.

The prescribed corporate governance disclosure for the Company is that contained in Form 58-101F1 contained in NI 58-101 and is described below.

### 1. Board of Directors

The following four directors of the Corporation are independent (for purposes of NI 58-101):

Derek J. Lowe
Drew Tumbach
Robert Wagemakers
Geoff Waterman

Oleh Wowkodaw and Terry O'Connor are not independent as they also occupy the positions of President and Chief Executive Officer and Senior Vice President, Business Development, respectively, of the Corporation.

Independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The majority of the Board consists of independent directors. Members of management and other non-independent directors will be asked to leave the meeting if the independent directors feel that is necessary to facilitate open and candid discussions among the remaining directors.

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

| Name of Director | Name of Other Reporting Issuers |
|---|---|
| Oleh Wowkodaw | None |
| Terry O'Connor | None |
| Derek J. Lowe | None |
| Drew Tumbach | None |
| Robert Wagemakers | Black Diamond Income Fund |
| Geoff Waterman | None |

The Corporation has appointed Drew Tumbach, an independent Director, chairman of the Board of Directors. His role is to provide leadership to the independent directors and chair Board of Director meetings.

The attendance record of each of the directors of the Corporation for Board meetings and committee meetings held since the commencement of its fiscal year ended December 31, 2006, is as follows:

| Name of Director | Attendance Record |
|---|---|
| Oleh Wowkodaw | Present at all meetings |
| Terry O'Connor | Attended 8 of 9 meetings. |
| Derek J. Lowe | Attended 5 of 9 meetings. |
| Drew Tumbach | Attended 7 of 9 meetings. |
| Robert Wagemakers | Attended 8 of 9 meetings. |
| Geoff Waterman | Attended 6 of 9 meetings. |

The Board does not have a written mandate. Under the provisions of applicable corporate law, the Board acts in the best interests of the Corporation and on behalf of all shareholders. The Board approves all significant decisions relating to the Corporation. The President consults with the Board on a regular basis to discuss any matters affecting the Corporation and to review the results of the Corporation's operations.

The Board has not developed specific written position descriptions for any Board committee members and does not have a written description for the Chief Executive Officer. Based on the experience of its members and that of management, the Board is satisfied that senior management and Board committee members are fully aware of their responsibilities and the extent of their mandates.

**2. Orientation and Continuing Education**

While the Corporation does not currently have a formal orientation and education program for new recruits to the Board, the Corporation has historically provided such orientation and education on an informal basis. As new directors have joined the Board, management has provided these individuals with corporate policies, historical information about the Corporation, as well as information on the Corporation's performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. The Board believes that these procedures have proved to be a practical and effective approach in light of the Corporation's particular circumstances, including the size of the Corporation, limited turnover of the directors and the experience and expertise of the members of the Board.

No formal continuing education program currently exists for the directors of the Corporation, however the Corporation supports participation by directors in courses dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses. Each director of the Corporation has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.

## 3. Ethical Business Conduct

The Corporation has adopted a Code of Business Conduct and Ethics for directors, officers and employees (the "**Code**"). A copy of the Code is available on SEDAR at www.sedar.com. The Board monitors compliance with the Code by requiring that each of the senior officers of the Corporation affirm in writing on an annual basis his or her agreement to abide by the Code, as to his or her ethical conduct and with respect to any conflicts of interest. There have been no material change reports filed since the beginning of the Corporation's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person which is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

In addition to the Code, the Board has also adopted a "Whistleblower Policy" pursuant to which employees, officers, directors, contractors, consultants and members of committees of the Board of Directors of the Corporation are provided with the means by which they may raise concerns with respect to accounting, internal audit controls or auditing matters of the Corporation in a confidential, anonymous process.

## 4. Nomination of Directors

The Board has not constituted a nominating committee to propose new Board nominees; however, the Board as a whole discusses the competence and skills that the Board considers necessary for the Board to possess. Potential candidates for the Board are discussed from time to time and the Board works to reach a consensus for new candidates appointed between annual meetings based on that person's qualifications, expertise and particular skills he or she brings to the Board, as well as whether the nominee can devote sufficient time and resources to the position.

## 5. Compensation of Directors and Officers

*Compensation of Directors*

The Board has constituted a Compensation Committee to review matters related to compensation. From time to time the Board conducts a review of directors' compensation having regard to current trends in directors' compensation and compensation data for directors of reporting issuers of comparable size to the Corporation.

*Compensation of Officers*

Base salary ranges are determined upon review of comparative data compiled by the Corporation for a number of comparable companies within the oil and gas industry of competitive salaries paid to senior officers. Base salaries paid to senior officers of the Corporation, including the Chief Executive Officer and the Chief Financial Officer, are comparable to the salaries of positions for the Corporation's peer group, using such criteria as revenue, production and cash flow. Salaries of executive officers, including that of the Chief Executive Officer and the Chief Financial Officer, are reviewed at least annually.

In addition to base salaries, the Corporation may award cash bonuses to employees of the Corporation, including executive officers. The award of a bonus is determined, in the case of employees, by senior management of the Corporation and approved by the Board. Bonus levels for the Vice-Presidents are established by the Board in consultation with the Chief Executive Officer and the Chief Financial Officer. Bonus levels for the Chief Executive Officer and the Chief Financial Officer are established by the Board. Bonus awards are discretionary and there are no specified targets or criteria set out, although matters such as changes in share price, cash flow per share, income per share, net asset value per share, reserve replacement cost and production levels are considered. No maximum bonus has been established for any executive officer.

Individual stock options are granted by the Board on the recommendation of senior management, in the case of employees, and by the Board directly in the case of executive officers including the Chief Executive Officer and the Chief Financial Officer. Stock options are normally awarded by the Board upon the commencement of employment with the Corporation based on the level of responsibility within the Corporation. Additional grants may be made periodically to ensure that the number of options granted to any particular individual is commensurate with the individual's level of ongoing responsibility within the Corporation. Options currently held are considered in determining new option grants.

See also "Report on Executive Compensation" above for a description of the role of the Compensation Committee.

A compensation consultant has not, at any time since the beginning of the Corporation's most recently completed financial year, been retained to assist in determining compensation for any of the Corporation's directors and officers.

## 6. Other Board Committees

The Corporation has established an Audit Committee, a Compensation Committee and a Technical Committee.

The Audit Committee is charged with oversight of the financial reporting and the adequacy of internal controls of the Company carried out by management. They are responsible for the review of and providing a recommendation to the Board of Directors pertaining to the quarterly and fiscal year end financial statements. Consent to release the Company's financial statements is dependent upon the Audit Committee's approval. The Audit Committee also acts as a conduit to independently discuss financial reporting and internal controls with the external auditors without the presence of the Company's management.

The Compensation Committee is responsible for the review of annual compensation, incentive pay and bonus, and the employee equity programs. The committee attempts to establish compensation at a rate comparable to that of corporations of similar attributes of Silverwing within its peer group. Recommendations of compensation are presented to the Board of Directors for approval by the Compensation Committee.

The Technical Committee is mandated the responsibility of the presentation and approval of the Company's reserve report and to oversee that the Company operates in a responsible manner in regards to employee and contractor safety and the environment. The reserve report is prepared by external reservoir engineers under the direction of and with the assistance of the Company's management. The external reservoir engineers are Professional Reservoir Engineers with the

sufficient expertise required to prepare and issue the report and are they are independent of management, Board of Directors, and the Corporation.

The remaining duties are reserved for consideration by the Board of Directors acting as a committee of the whole. A copy of the Audit Committee Mandate is attached as a schedule to the Corporation's Annual Information Form which is available on SEDAR at www.sedar.com.

7. **Assessments**

Given the relatively small size of the Board and the nature and scope of the Corporation's operations, individual directors are not regularly assessed with respect to their effectiveness and contribution. By virtue of the regular contact amongst management and Board members, the Board is satisfied with its ability to assess whether individual directors are performing effectively and making the contribution required.

## INTEREST OF MANAGEMENT AND INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Corporation, any shareholder who beneficially owns, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Corporation or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

## INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director or nominee for director, or executive officer of the Corporation or anyone who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors and the amendment and re-approval of the Plan (to the extent that any such persons are entitled to participate in the Plan and be granted options thereunder).

## ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information in respect of the Corporation and its affairs is provided in the Corporation's annual audited comparative financial statements for the year ended December 31, 2006 and the related management's discussion and analysis. Copies of the Corporation's financial statements and related management discussion and analysis are available upon request from Oleh Wowkodaw, President and Chief Executive Officer of the Corporation, (403) 538-5591, oleh@silverwingenergy.com or Martin Rude, Vice President Finance and Chief Financial Officer of the Corporation, (403) 538-5591, mrude@silverwingenergy.com.

## OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

**APPROVAL**

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board.

**DATED** March 27, 2007.

END